As filed with the Securities and Exchange Commission on June 21, 2017

Registration No. 333-217750

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CENTURY COMMUNITIES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1531	68-0521411
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8390 East Crescent Parkway, Suite 650

Greenwood Village, Colorado 80111

(303) 770-8300

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Dale Francescon

Chairman of the Board of Directors and Co-Chief Executive Officer

Century Communities, Inc.

8390 East Crescent Parkway, Suite 650

Greenwood Village, Colorado 80111

(303) 770-8300

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Clifford E. Neimeth, Esq. Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, New York 10166 (212) 801-9200	Mark J. Kelson, Esq. Greenberg Traurig, LLP 1840 Century Park East, Suite 1900 Los Angeles, California 90067 (310) 586-3856	Ross A. Fieldston, Esq. Jeffrey D. Marell, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3105

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon the satisfaction or waiver of all other conditions to consummation of the merger described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

If applicable, please an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and is subject to completion and amendment. A registration statement relating to the securities described in this proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This proxy statement/prospectus is not an offer to sell, nor a solicitation of an offer to buy these securities, in any jurisdiction where the offer, solicitation or sale is not permitted prior to registration under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED JUNE 21, 2017

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

Dear Fellow Stockholders:

As previously announced on April 11, 2017, UCP, Inc. (“UCP”) entered into an Agreement and Plan of Merger, dated April 10, 2017 (as it may be amended from time to time, the “Merger Agreement”), with Century Communities, Inc. (“Century Communities”) and Casa Acquisition Corp. (“Merger Sub”), a wholly-owned subsidiary of Century Communities, pursuant to which UCP will be merged with and into Merger Sub (the “Merger”), with Merger Sub surviving as a wholly-owned subsidiary of Century Communities, and UCP no longer being a public company. If the Merger Agreement is adopted by UCP stockholders and the Merger is consummated, UCP stockholders will receive, in exchange for each share of UCP Class A Common Stock (as defined herein) owned by them immediately prior to the Merger, (i) 0.2309 of a share of Century Communities Common Stock (as defined herein) (the “stock consideration”) plus (ii) $5.32 in cash (the “cash consideration” and, together with the stock consideration, the “Merger Consideration”).

Based on Century Communities’ closing stock price on                , 2017, the most recent practicable date for which such information was available, the Merger Consideration represented approximately $         in value per share of UCP Class A Common Stock, which represents a premium of approximately     % over UCP’s closing stock price on April 10, 2017, the last trading day before the public announcement of the Merger Agreement. The value of the Merger Consideration will fluctuate based on the market price of Century Communities Common Stock until the completion of the Merger. Shares of Century Communities Common Stock and shares of UCP Class A Common Stock are traded on the New York Stock Exchange (the “NYSE”), under the ticker symbols “CCS” and “UCP,” respectively. We urge you to obtain current market quotations for the shares of Century Communities Common Stock and UCP Class A Common Stock.

Based on the number of shares of Century Communities Common Stock and UCP Class A Common Stock expected to be outstanding immediately prior to the closing of the Merger, Century Communities expects to issue approximately 4.2 million shares of Century Communities Common Stock (not including shares of Century Communities Common Stock issuable in connection with the assumed conversion of outstanding UCP stock options and restricted stock units into Century Communities stock options and restricted stock units in accordance with the terms set forth in the Merger Agreement). The issuance is expected to result in former UCP stockholders owning approximately 16.4%, and current Century Communities stockholders owning approximately 83.2%, of the outstanding Century Communities Common Stock immediately after the completion of the Merger.

The Merger cannot be consummated unless UCP stockholders holding a majority of the voting power of the outstanding shares of Class A Common Stock and Class B Common Stock (collectively, the “UCP Common Stock”), voting together as a single class, as of the close of business on                 , 2017 (the “Record Date”), vote in favor of the adoption of the Merger Agreement at the special meeting of UCP stockholders (the “UCP special meeting”) to be held on                , 2017, at                a.m., local time, at                . Your vote is very important regardless of the number of shares of UCP Common Stock you own. Whether or not you expect to attend the UCP special meeting in person, please vote or otherwise submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the UCP special meeting.

The board of directors of UCP (the “UCP Board”) recommends that UCP stockholders vote FOR the proposal to adopt the Merger Agreement and FOR each of the other proposals to be voted on at the UCP special meeting, as described in more detail in the accompanying proxy statement/prospectus. In considering the recommendations of the UCP Board, you should be aware that certain directors and executive officers of UCP will have interests in the Merger that may be different from, or in addition to, the interests of UCP stockholders generally. See the section entitled “Proposal I: Adoption of the Merger Agreement—Interests of Certain UCP Directors and Officers in the Merger” beginning on page 92 of the accompanying proxy statement/prospectus.

The accompanying proxy statement/prospectus provides important information regarding the UCP special meeting and a detailed description of the Merger Agreement, the Merger and the other transactions contemplated thereby, and the matters to be presented at the UCP special meeting. We urge you to read the accompanying proxy statement/prospectus (and any documents incorporated by reference into the accompanying proxy statement/prospectus) carefully and in its entirety. Please pay particular attention to “Risk Factors” beginning on page 34 of the accompanying proxy statement/prospectus.

We hope to see you at the UCP special meeting and look forward to the successful completion of the Merger.

Sincerely,

Dustin L. Bogue

President and Chief Executive Officer

UCP, Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Merger described in the accompanying proxy statement/prospectus or determined that the accompanying proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated                 , 2017 and is first being mailed to UCP stockholders on or about             , 2017.

UCP, INC.

99 Almaden Boulevard, Suite 400

San Jose, California 95113

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To be Held on                 , 2017

Dear Fellow Stockholders:

We are pleased to invite you to attend the special meeting of stockholders of UCP, Inc. (“UCP”) to be held on                 , 2017 at         a.m., local time, at                 , for the following purposes:

•	To consider and vote on the adoption of the Agreement and Plan of Merger, dated April 10, 2017 (as it may be amended from time to time, the “Merger Agreement”) (a copy of which is attached as Annex A to the accompanying proxy statement/prospectus), by and among Century Communities, Inc. (“Century Communities”), Casa Acquisition Corp. (“Merger Sub”), and UCP. The Merger Agreement provides that UCP will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of Century Communities, and UCP no longer being a public company; and

•	To consider and vote on a proposal to adjourn the UCP special meeting, or any adjournments thereof, to another time or place, if necessary or appropriate, as determined by UCP, to solicit additional proxies if there are insufficient votes at the time of the UCP special meeting or any adjournments thereof to adopt the Merger Agreement.

UCP will transact no other business at the UCP special meeting except such business as may properly be brought before the UCP special meeting or any adjournment or postponement thereof. Please refer to the accompanying proxy statement/prospectus for further information with respect to the business to be transacted at the UCP special meeting.

The board of directors of UCP (the “UCP Board”) has fixed the close of business on                 , 2017 as the record date (the “Record Date”) for the UCP special meeting. Only holders of record of UCP Common Stock as of the Record Date are entitled to notice of, and to vote at, the UCP special meeting or any adjournment or postponement thereof. Completion of the Merger is conditioned on, among other things, adoption of the Merger Agreement by the UCP stockholders.

Adoption of the Merger Agreement requires the affirmative vote of holders of a majority of the voting power of the outstanding shares of UCP Class A Common Stock and UCP Class B Common Stock, voting together as a single class. Approval of the adjournment proposal requires the affirmative vote of holders of a majority of the votes which could be cast by the holders of all classes of stock entitled to vote on such question which are present in person or by proxy at the meeting.

The UCP Board recommends that UCP stockholders vote FOR the adoption of the Merger Agreement and FOR the adjournment proposal.

Your vote is very important. Whether or not you plan to attend the UCP special meeting, please act promptly to submit a proxy to vote your shares with respect to the proposals described above. You may submit a proxy to vote your shares by completing, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided. You also may submit a proxy to vote your shares by telephone or through the Internet by following the instructions set forth on the proxy card. If you attend the UCP special meeting, you may vote your shares in person, even if you have previously submitted a proxy in writing, by telephone or through the Internet. If your shares are held in the name of a nominee or intermediary, please follow the instructions on the voting instruction card furnished by such record holder.

We urge you to read the accompanying proxy statement/prospectus, including all documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety. In particular, see “Risk Factors” beginning on page 34 of the accompanying proxy statement/prospectus. If you have any questions concerning the Merger Agreement, the Merger or the other transactions contemplated thereby, the UCP special meeting or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus, or need help submitting a proxy to have your shares of UCP Common Stock voted, please contact UCP’s proxy solicitor:

105 Madison Avenue

New York, New York 10016

Telephone: (800) 322-2885

Email: proxy@mackenziepartners.com

By Order of the Board of Directors,

W. Allen Bennett

Vice President and General Counsel

                , 2017

ADDITIONAL INFORMATION

The accompanying document is the proxy statement of UCP for its special meeting of stockholders and the prospectus of Century Communities relating to the offer and sale of Century Communities Common Stock to be issued to UCP stockholders in the Merger. The accompanying proxy statement/prospectus incorporates important business and financial information about Century Communities and UCP from documents that are not included in or delivered with the accompanying proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference into the accompanying proxy statement/prospectus by requesting them in writing or by telephone from Century Communities or UCP at the following addresses and telephone numbers:

Century Communities, Inc. 8390 East Crescent Parkway, Suite 650 Greenwood Village, Colorado 80111 Attention: Corporate Secretary Telephone: (303) 770-8300	UCP, Inc. 99 Almaden Boulevard, Suite 400 San Jose, California 95113 Attention: Investor Relations Telephone: (408) 207-9499 Ext. 476

In addition, if you have questions about the Merger, the other transactions contemplated by the Merger Agreement, or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, please contact UCP’s proxy solicitor:

105 Madison Avenue

New York, New York 10016

Telephone: (800) 322-2885

Email: proxy@mackenziepartners.com

You will not be charged for any of these documents that you request. If you would like to request any documents, please do so by                 , 2017 to receive them before the UCP special meeting.

See also “Where You Can Find More Information” beginning on page 152 of the accompanying proxy statement/prospectus for further information.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed by Century Communities with the U.S. Securities and Exchange Commission, constitutes a prospectus of Century Communities under Section 5 of the Securities Act of 1933, as amended, with respect to the shares of Century Communities Common Stock to be issued to UCP stockholders pursuant to the Merger Agreement. This proxy statement/prospectus also constitutes a proxy statement for UCP under Section 14(a) of the Securities Exchange Act of 1934, as amended. In addition, it constitutes a notice of meeting with respect to the special meeting of UCP stockholders.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated                 , 2017. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such information. Neither our mailing of this proxy statement/prospectus to UCP stockholders nor the issuance by Century Communities of shares of Century Communities Common Stock pursuant to the Merger Agreement will create any implication to the contrary.

This proxy statement/prospectus shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction where, or to or from any person to whom, it is unlawful to make any such offer or solicitation. Information contained in this proxy statement/prospectus regarding Century Communities has been provided by Century Communities and information contained in this proxy statement/prospectus regarding UCP has been provided by UCP.

Unless otherwise indicated or as the context otherwise requires, a reference in this proxy statement/prospectus to:

•	“adjournment proposal” means the proposal to approve the adjournment of the UCP special meeting, or any adjournments thereof, to another time or place, if necessary or appropriate, as determined by UCP, to solicit additional proxies if there are insufficient votes at the time of the UCP special meeting or any adjournments thereof to adopt the Merger Agreement;

•	“Century Communities” means Century Communities, Inc., a Delaware corporation;

•	“Century Communities Board” means the board of directors of Century Communities;

•	“Century Communities Charter” means the Certificate of Incorporation of Century Communities effective as of April 30, 2013, as amended by the Certificate of Amendment of Certificate of Incorporation of Century Communities, Inc., effective as of April 30, 2013;

•	“Century Communities Bylaws” means the Bylaws of Century Communities, Inc., effective as of April 30, 2013, as amended by the Amendment to the Bylaws of Century Communities, Inc., adopted and effective on April 10, 2017;

•	“Century Communities Common Stock” means the common stock, par value $0.01 per share, of Century Communities;

•	“Citi” means Citigroup Global Markets Inc., UCP’s financial advisor in connection with the Merger;

•	“Code” means the Internal Revenue Code of 1986, as amended;

•	“combined company” means Century Communities, following the Merger;

•	“DGCL” means the General Corporation Law of the State of Delaware;

-i-

•	“dissenters’ shares” means shares of UCP Common Stock that are issued and outstanding immediately prior to the effective time of the Merger that are held by any UCP stockholder who is entitled to demand and who properly demands appraisal of such stockholder’s shares pursuant to, and in compliance in all respects with, the provisions of Section 262 of the DGCL;

•	“EBITDA” means earnings before interest, income taxes, depreciation and amortization;

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

•	“Exchange Agent” means U.S. Bank National Association, a national banking association organized and existing under the United States of America;

•	“Exchange Rate” has the meaning set forth in the Exchange Agreement, dated as of July 23, 2013, by and among UCP, UCP, LLC, and PICO.

•	“FASB” means the Financial Accounting Standards Board;

•	“fractional share” means a fractional share of Century Communities Common Stock;

•	“GAAP” means U.S. Generally Accepted Accounting Principles;

•	“Greenberg Traurig” means Greenberg Traurig, LLP, counsel to Century Communities;

•	“IRS” means the Internal Revenue Service;

•	“Merger Agreement” means the Agreement and Plan of Merger, dated April 10, 2017, among Century Communities, Merger Sub, and UCP, as it may be amended from time to time, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein;

•	“Merger Consideration” means the consideration payable in the Merger by Century Communities to UCP stockholders in respect of each share of UCP Class A Common Stock outstanding immediately prior to the effective time of the Merger (other than dissenters’ shares or treasury shares held by UCP and any shares of UCP Class A Common Stock owned by any UCP subsidiary, Century Communities or Century Communities subsidiary) consisting of (i) $5.32 in cash, without any interest thereon, and (ii) 0.2309 of a duly authorized, fully paid and non-assessable share of Century Communities Common Stock;

•	“Merger Sub” means Casa Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Century Communities;

•	“Merger” means, as contemplated by the Merger Agreement, the merger of UCP with and into Merger Sub, with Merger Sub as the surviving corporation in such merger; the result of which is the legacy business and subsidiaries of UCP becoming direct and indirect wholly-owned subsidiaries of Century Communities;

•	“NYSE” means the New York Stock Exchange;

•	“Outside Date” means October 15, 2017;

•	“Paul, Weiss” means Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to UCP;

•	“PICO” means PICO Holdings, Inc., a California corporation and the majority stockholder of UCP;

•	“Record Date” means the close of business on , 2017, the date and time as of which holders of UCP Common Stock must be holders of record in order to receive notice of, and to vote at, the UCP special meeting.

•	“SEC” means the U.S. Securities and Exchange Commission;

•	“Securities Act” means the Securities Act of 1933, as amended;

•	“Stock Exchange Ratio” means 0.2309;

-ii-

•	“UCP” means UCP, Inc., a Delaware corporation;

•	“UCP Board” means the board of directors of UCP;

•	“UCP Bylaws” means the Amended and Restated Bylaws of UCP, amended and effective as of July 17, 2013, as amended by the Amendment to the Amended and Restated Bylaws of UCP, Inc., dated December 28, 2016, and by the Amendment to the Amended and Restated Bylaws of UCP, Inc., dated April 10, 2017;

•	“UCP Charter” means the Amended and Restated Certificate of Incorporation of UCP, amended and effective as of May 7, 2013;

•	“UCP Class A Common Stock” means the Class A Common Stock, par value $0.01 per share, of UCP;

•	“UCP Class B Common Stock” means the Class B Common Stock, par value $0.01 per share, of UCP;

•	“UCP Common Stock” means the UCP Class A Common Stock and the UCP Class B Common Stock;

•	“UCP, LLC” means UCP, LLC, a Delaware limited liability company and subsidiary of UCP;

•	“UCP Projections” refer to the information provided under “Proposal I: Adoption of the Merger Agreement—UCP Unaudited Prospective Financial Information”; and

•	“Voting Agreement” means the Voting Support and Transfer Restriction Agreement, dated April 10, 2017, by and among Century Communities, Merger Sub, PICO, for the limited purposes set forth therein, UCP, and for the limited purposes set forth therein, UCP, LLC, as it may be amended from time to time, a copy of which is attached as Annex B to this proxy statement/prospectus and incorporated by reference herein.

-iii-

-iv-

-v-

QUESTIONS AND ANSWERS

The following questions and answers are intended to address some commonly asked questions regarding the Merger, the Merger Agreement, certain voting procedures and other matters with respect to the special meeting of UCP stockholders. These questions and answers may not address all questions that may be important to UCP stockholders. To better understand these matters, and for a more complete description of the terms of the Merger Agreement, the Voting Agreement, the Merger and the other transactions contemplated thereby including, certain risks relating to the Merger and Century Communities following the Merger, and the proceedings to be conducted at the UCP special meeting, you should carefully read this entire proxy statement/prospectus, including each of the attached annexes, as well as the documents that have been incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 152 of this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:	On April 10, 2017, Century Communities, Merger Sub, and UCP entered into the Merger Agreement that is described in this proxy statement/prospectus. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. In order to complete the Merger, among other things, UCP stockholders must affirmatively vote to adopt the Merger Agreement.

UCP is holding a special meeting of stockholders to obtain the requisite approval of its stockholders of the adoption of the Merger Agreement. In addition, UCP stockholders will also be asked to approve the adjournment proposal. UCP’s named executive officers are identified under “Proposal I: Adoption of the Merger Agreement—Interests of Certain UCP Directors and Officers in the Merger” beginning on page 92 of this proxy statement/prospectus.

This proxy statement/prospectus serves as both a proxy statement of UCP and a prospectus of Century Communities in connection with the Merger.

Your vote is very important. We encourage you to complete, sign, date and submit a proxy card to have your shares of UCP Common Stock voted as soon as possible.

Q:	What will happen in the Merger?

A:	In the Merger, UCP will be merged with and into Merger Sub, with Merger Sub being the surviving corporation. As a result of the Merger, Merger Sub, together with the legacy business and subsidiaries of UCP, will become direct and indirect wholly-owned subsidiaries of Century Communities, UCP’s separate corporate existence will cease to exist, and UCP will no longer be a publicly traded company. See “The Merger Agreement—Structure and Effect of the Merger” and the Merger Agreement attached as Annex A to this proxy statement/prospectus for more information about the Merger.

Q:	What will UCP stockholders receive in the Merger?

A:	At the effective time of the Merger each share of UCP Class A Common Stock (other than dissenters’ shares or treasury shares held by UCP and any shares of UCP Class A Common Stock owned by any UCP subsidiary, Century Communities or Century Communities subsidiary) will be converted into the right to receive and become exchangeable for the Merger Consideration, consisting of (i) $5.32 in cash, without any interest thereon, and (ii) 0.2309 of a duly authorized, fully paid and non-assessable share of Century Communities Common Stock. No fractional shares will be issued in the Merger, and UCP stockholders will receive cash in lieu of any fractional shares.

Based on the closing sale price of a share of Century Communities Common Stock as reported on NYSE on April 10, 2017, the last trading day before the public announcement of the Merger Agreement, the Merger

Consideration represented approximately $11.35 in value per share of UCP Class A Common Stock. Based on the closing sale price of a share of Century Communities Common Stock on NYSE on                 , 2017, the most recent practicable trading day prior to the date of this proxy statement/prospectus, the Merger Consideration represented approximately $         in value per share of UCP Class A Common Stock.

Because Century Communities will, in addition to the payment of $5.32 of cash consideration, issue in the Merger to UCP stockholders a fixed number of shares (0.2309) of Century Communities Common Stock in exchange for each share of UCP Class A Common Stock and because there will be no adjustment made to such fixed number of shares, the aggregate value of the Merger Consideration that UCP stockholders will receive in the Merger will depend on the then-current NYSE market price of shares of Century Communities Common Stock at the effective time of the Merger. As a result, the value of the Merger Consideration that UCP stockholders will receive in the Merger could be greater than, less than, or the same as, the value of the Merger Consideration on the date of this proxy statement/prospectus or at the time of the UCP special meeting.

Q:	What happens if the Merger is not completed?

A:	If the Merger is not completed for any reason, UCP stockholders will not receive any Merger Consideration for their shares of UCP Class A Common Stock, and UCP will remain an independent public company with UCP Class A Common Stock continuing to be traded on NYSE.

Q:	If I am a UCP stockholder, how will I receive the Merger Consideration to which I became entitled?

A:	Following the completion of the Merger, the Exchange Agent will forward to you a form letter of transmittal to be completed, signed and mailed by you to the Exchange Agent. Upon receipt by the Exchange Agent of your properly completed, signed and dated letter of transmittal, a certificate (or certificates), or a book-entry notation, evidencing the Century Communities Common Stock you are entitled to receive, together with a check representing cash, including any cash in lieu of fractional shares you are entitled to receive, will be sent to you. For more information about the exchange of shares of UCP Class A Common Stock for shares of Century Communities Common Stock and cash, see “Proposal I: Adoption of the Merger Agreement—Exchange of Shares in the Merger” beginning on page 100 of this proxy statement/prospectus.

Q:	When and where will the UCP special meeting be held?

A:	The UCP special meeting will be held on , 2017, at a.m. local time, at .

Q:	What are UCP stockholders being asked to vote on?

A:	UCP stockholders are being asked to vote on:

•	Proposal I: a proposal to adopt the Merger Agreement, pursuant to which UCP will merge with and into Merger Sub, with Merger Sub continuing as the surviving corporation in such Merger, such that the separate corporate existence of UCP will cease to exist, UCP no longer will be a publicly traded company, and the legacy business and subsidiaries of UCP will become direct and indirect wholly-owned subsidiaries of Century Communities; and

•	Proposal II: the adjournment proposal.

The adoption by UCP stockholders of the Merger Agreement is a condition to the obligations of Century Communities and of UCP to complete the Merger. The approval of the adjournment proposal is not a condition to the obligations of Century Communities or of UCP to complete the Merger.

Q:	Who is entitled to vote at the UCP special meeting?

A:	UCP has two classes of voting stock issued and outstanding, the UCP Class A Common Stock and the UCP Class B Common Stock (referred to collectively as the UCP Common Stock), which generally vote together as a single class on all matters presented to UCP stockholders for their vote or approval. Only holders of record of UCP Common Stock as of the Record Date, the close of business on , 2017, are entitled to vote at the UCP special meeting or any adjournment or postponement thereof.

As of the Record Date, there were                 shares of UCP Class A Common Stock outstanding and 100 shares of UCP Class B Common Stock outstanding. Each outstanding share of UCP Class A Common Stock is entitled to one vote on each matter to be acted upon at the UCP special meeting. Each outstanding share of UCP Class B Common Stock is entitled to, without regard to the number of shares of UCP Class B Common Stock held by the holder of such share, a number of votes equal to the number of Series A Units of UCP, LLC held by such holder, multiplied by the Exchange Rate. As of the Record Date, the sole holder of record of all outstanding shares of UCP Class B Common Stock was PICO, and PICO held 10,593,000 Series A Units of UCP, LLC, which are exchangeable for 10,401,722 shares of UCP Class A Common Stock.

Q:	How does the UCP Board recommend that UCP stockholders vote?

A:	At a meeting of the UCP Board held on April 10, 2017, at which all of the UCP directors were present, the UCP Board unanimously determined that the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Merger, are fair to, and in the best interests of, UCP and its stockholders, and approved and declared advisable the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the proposed Merger.

The UCP Board recommends that UCP stockholders vote FOR the adoption of the Merger Agreement, and FOR the adjournment proposal. See “Proposal I: Adoption of the Merger Agreement—UCP’s Reasons for the Merger; Recommendation of the UCP Board of Directors” and “Proposal II: Adjournment of UCP Special Meeting” beginning on pages 70 and 122, respectively, of this proxy statement/prospectus.

Q:	What UCP stockholder vote is required for the adoption of the Merger Agreement and the approval of the adjournment proposal, and what happens if I abstain?

A:	The following are the vote requirements:

•	Adoption of the Merger Agreement: The affirmative vote, in person or by proxy, of holders of a majority of the voting power of the outstanding shares of UCP Class A Common Stock and UCP Class B Common Stock, voting together as a single class, is required to adopt the Merger Agreement. Accordingly, shares deemed not in attendance at the UCP special meeting, whether due to a record holder’s failure to vote or a “street name” holder’s failure to provide any voting instructions to such holder’s nominee or intermediary, abstentions and broker non-votes will have the same effect as a vote against the adoption of the Merger Agreement.

•	Adjournment of UCP Special Meeting: The affirmative vote, in person or by proxy, of holders of a majority of the votes which could be cast by the holders of all classes of stock entitled to vote on such question which are present in person or by proxy at the UCP special meeting is required to approve the adjournment proposal. Accordingly, abstentions will have the same effect as a vote against the proposal, but shares deemed not in attendance at the meeting, whether due to a record holder’s failure to vote or a “street name” holder’s failure to provide any voting instructions to such holder’s nominee or intermediary, and broker non-votes will have no effect on the proposal.

Q:	How many votes do I and others have?

A:	Holders of UCP Class A Common Stock and UCP Class B Common Stock generally vote together as a single class on all matters presented to UCP stockholders for their vote or approval, including the proposal to adopt the Merger Agreement and the adjournment proposal to be presented at the UCP special meeting. Holders of UCP Class A Common Stock are entitled to one vote for each share of UCP Class A Common Stock owned as of the Record Date. PICO holds all of the outstanding shares of UCP Class B Common Stock, which entitles PICO, without regard to the number of shares of UCP Class B Common Stock held by it, to one vote for each Series A Unit of UCP, LLC held by PICO, multiplied by the Exchange Rate. As of the Record Date, there were outstanding shares of UCP Class A Common Stock, and PICO held 10,593,000 Series A Units of UCP, LLC, which are exchangeable for 10,401,722 shares of UCP Class A Common Stock.

In connection with the execution of the Merger Agreement, PICO entered into the Voting Agreement with Century Communities. As of the Record Date, the shares of UCP Class B Common Stock held by PICO subject to the Voting Agreement represent approximately 57% of the aggregate voting power of the UCP Common Stock. PICO has agreed in the Voting Agreement to, among other things, vote all shares of UCP capital stock held by it (i) in favor of the adoption of the Merger Agreement and any action required in furtherance thereof, (ii) against approval of any proposal made in opposition to, in competition with, or that would result in a breach of the Merger Agreement or the Merger or any other transactions contemplated by the Merger Agreement, and (iii) against certain other actions that are intended or would reasonably be expected to prevent, interfere with, or materially impair or delay, the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement in accordance with their terms. The Voting Agreement terminates automatically on the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, and (ii) the effective time of the Merger. In addition, if the UCP Board changes its recommendation with respect to the Merger Agreement due to an “Intervening Event” (as defined in the Merger Agreement) and Century Communities does not exercise its right to terminate the Merger Agreement, PICO’s voting obligations as described above will not apply to all shares of UCP capital stock held by PICO but, in lieu and instead thereof, will be in respect of a number of shares of UCP Common Stock equal to 28% of the aggregate voting power of all outstanding shares of UCP Common Stock.

Q:	Why are the Merger Agreement and the Merger not being considered and voted upon by Century Communities’ stockholders?

A:	Under Delaware law, Century Communities stockholders are not required to consider and vote to adopt the Merger Agreement. Under NYSE rules, stockholder approval is required prior to the issuance by an NYSE-listed issuer of common stock in a business combination transaction if the number of shares of common stock to be issued in the business combination equals 20% or more of the number of shares of common stock outstanding before such issuance. The issuance by Century Communities in the Merger of approximately 4.2 million shares of Century Communities Common Stock will not equal 20% or more of the total issued and outstanding shares of Century Communities Common Stock at the time of issuance.

Q:	Are there any important risks related to the Merger or Century Communities’ or UCP’s businesses of which I should be aware?

A:	Yes, there are important risks related to the Merger and each of Century Communities’ and UCP’s businesses. Before making any decision on how to vote, Century Communities and UCP urge you to read carefully and in its entirety “Risk Factors” beginning on page 34 of this proxy statement/prospectus. You also should read and carefully consider the risk factors relating to Century Communities and UCP contained in the documents that are incorporated by reference into this proxy statement/prospectus, including Century Communities’ and UCP’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2016 (in UCP’s case, as amended by Amendment Number 1 to the 2016 Annual Report on Form 10-K/A, filed with the SEC on April 28, 2017), as updated from time to time in each company’s subsequent filings with the SEC.

Q:	Do UCP directors and officers have interests that may differ from those of other UCP stockholders?

A:	Yes. In considering the recommendation of the UCP Board that UCP stockholders vote FOR the adoption of the Merger Agreement, UCP stockholders should be aware and take into account the fact that certain UCP directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of UCP stockholders generally and that may create potential conflicts of interest. The UCP Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation of, the Merger, in approving the Merger Agreement and in recommending that UCP stockholders vote FOR the adoption of the Merger Agreement and FOR the adjournment proposal. See “Proposal I: Adoption of the Merger Agreement—Interests of Certain UCP Directors and Officers in the Merger” beginning on page 92 of this proxy statement/prospectus.

Q:	What constitutes a quorum for the UCP special meeting?

A:	A quorum of outstanding shares is necessary to take action at the UCP special meeting. The presence in person or by proxy of the holders of stock having a majority of the votes which could be cast by the holders of all outstanding classes of stock entitled to vote at the meeting will constitute a quorum at the UCP special meeting. The inspector of election appointed for the UCP special meeting will determine whether a quorum is present. The inspector of election will treat abstentions and broker non-votes as present for purposes of determining the presence of a quorum.

Q:	How do I vote?

A:	If you are a stockholder of record as of the Record Date for the UCP special meeting, you may attend the UCP special meeting and vote your shares in person. You also may choose to submit your proxies by any of the following methods:

•	By Mail. If you choose to submit your proxy to vote by mail, simply complete the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided;

•	By Telephone. You may submit your proxy to vote your shares by telephone by calling the toll-free number provided on your proxy card any time up to p.m. Eastern Time, on , 2017; or

•	Through the Internet. You may also submit your proxy to vote through the Internet by signing on to the website identified on your proxy card and following the procedures described in the website any time up to p.m. Eastern Time, on , 2017.

If you are a beneficial owner and hold your shares in street name, or through a nominee or intermediary, such as a bank or broker, you will receive separate instructions from such nominee or intermediary describing how to vote your shares. The availability of telephonic or internet voting will depend on the intermediary’s voting process. Please check with your nominee or intermediary and follow the voting instructions provided by your nominee or intermediary with these materials.

Q:	What is a “broker non-vote”?

A:

If a holder of UCP Class A Common Stock is a beneficial owner of shares held in “street name” by a bank, broker, trust company or other nominee and does not provide the organization that holds its shares with specific voting instructions, then, under applicable rules, the organization that holds its shares may generally vote on “routine” matters but cannot vote on “non-routine” matters. Both of the proposals to be voted on at the UCP special meeting are “non-routine” matters. If the organizations that holds the beneficial owner’s shares does not receive instructions from such UCP stockholder on how to vote its shares on either proposal to be voted on at the UCP special meeting, that bank, broker, trust company or other nominee will inform the inspector of election at the UCP special meeting that it does not have authority to vote on any proposal at the UCP special meeting with respect to such shares, and, furthermore, such shares will not be deemed to be in attendance at the meeting. However, if the bank, broker, trust company or other nominee receives instructions from such UCP stockholder on how to vote its shares as to only one proposal, the shares will be voted as instructed on that proposal but will not be voted on the other, uninstructed proposal. This is generally referred to as a “broker non-vote.”

Q:	If my shares are held in street name, will my nominee or intermediary automatically vote my shares for me?

A:	No. If your shares of UCP Class A Common Stock are held in street name, you must instruct your nominee or intermediary how to vote your shares. Your nominee or intermediary will vote your shares only if you provide instructions on how to vote by properly completing the voting instruction form sent to you by your nominee or intermediary with this proxy statement/prospectus.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	If you return your signed and dated proxy card without indicating how to vote your shares on any particular proposal, the UCP Common Stock represented by your proxy will be voted in accordance with the recommendation of the UCP Board.

Q:	Is my vote important?

A:	Yes, your vote is very important. The Merger cannot be completed without the adoption of the Merger Agreement by UCP stockholders.

The UCP Board recommends that UCP stockholders vote FOR the adoption of the Merger Agreement.

Q.	Can I revoke my proxy or change my voting instructions?

A:	Yes. You may revoke your proxy or change your vote, at any time, before your proxy is voted at the UCP special meeting.

If you are a holder of record as of the Record Date, you can revoke your proxy or change your vote by:

•	sending a written notice stating that you revoke your proxy to the Secretary of UCP, at UCP’s offices at 99 Almaden Boulevard, Suite 400, San Jose, California 95113, Attention: Secretary, that bears a date later than the date of the previously submitted proxy that you want to revoke and is received by UCP’s Secretary prior to the UCP special meeting;

•	submitting a valid, later-dated proxy via mail, over the telephone or through the Internet; or

•	attending the UCP special meeting and voting in person, which will automatically cancel any proxy previously given, or revoking your proxy in person, but your attendance alone will not constitute a vote or revoke any proxy previously given.

If you hold your shares in street name, you must contact your nominee or intermediary to change your vote or obtain a legal proxy to vote your shares if you wish to cast your vote in person at the UCP special meeting.

Q:	What happens if I transfer my shares of UCP Class A Common Stock before the UCP special meeting?

A:	The Record Date is earlier than the date of the UCP special meeting and the date that the Merger is expected to be completed. If you transfer your shares of UCP Class A Common Stock after the Record Date, but before the UCP special meeting, you will retain your right to vote at the UCP special meeting. However, you will have transferred the right to receive the Merger Consideration in the Merger. In order to receive the Merger Consideration, you must hold your shares of UCP Class A Common Stock through the effective time of the Merger.

Q:	What do I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus, the proxy card or the voting instruction form. This can occur if you hold your shares in more than one brokerage account, if you hold shares directly as a holder of record and also in street name, or otherwise through another holder of record, and in certain other circumstances. If you receive more than one set of voting materials, please vote or return each set separately in order to ensure that all of your shares are voted.

Q:	What will happen if all of the proposals to be considered at the UCP special meeting are not approved?

A:	As a condition to completion of the Merger, UCP stockholders must adopt the Merger Agreement at the UCP special meeting. Completion of the Merger is not conditioned or dependent upon the approval of the adjournment proposal.

Q:	Are UCP stockholders entitled to seek appraisal rights if they do not vote FOR the adoption of the Merger Agreement?

A:	Yes. Under Delaware law, record holders of UCP Common Stock who do not vote in favor of the adoption of the Merger Agreement and who continuously hold their shares of UCP Common Stock through the effective time of the Merger and otherwise comply in all respects with the procedures set forth in Section 262 of the DGCL, will be entitled to seek appraisal rights in connection with the Merger, and if the Merger is completed, obtain payment in cash of the fair value of their shares of UCP Common Stock as determined by the Delaware Court of Chancery, instead of receiving the Merger Consideration for their shares. Under Section 262 of the DGCL, the Delaware Court of Chancery will dismiss any appraisal proceedings as to all stockholders who have perfected their appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of UCP Class A Common Stock, or (ii) the value of the Merger Consideration provided in the Merger Agreement for the total number of shares of UCP Class A Common Stock entitled to appraisal exceeds $1 million. To exercise appraisal rights, UCP stockholders must comply with the procedures prescribed by Section 262 of the DGCL. These procedures are summarized under “Appraisal Rights” beginning on page 143 of this proxy statement/prospectus. In addition, the full text of Section 262 of the DGCL is included as Annex D to this proxy statement/prospectus. Failure to comply with these provisions may result in a loss of the right of appraisal.

Q:	What are the material U.S. federal income tax consequences of the Merger to U.S. holders of UCP Class A Common Stock?

A:	The Merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming that the Merger qualifies as a reorganization, a U.S. holder of UCP Class A Common Stock will generally recognize gain to the extent described below, but not loss, if the U.S. holder surrenders its shares of UCP Class A Common Stock in exchange for a combination of Century Communities Common Stock and cash. In such case, that U.S. holder will generally recognize gain equal to the lesser of (i) the cash received (other than cash in lieu of any fractional share) and (ii) the excess of the sum of the cash received (other than cash in lieu of any fractional share) and the fair market value (on the date of the Merger) of the Century Communities Common Stock received (including any fractional share for which cash was paid) over such U.S. holder’s adjusted tax basis in the shares of UCP Class A Common Stock surrendered by such U.S. holder in the Merger. In addition, such U.S. holder will generally recognize gain or loss on the receipt of cash in lieu of any fractional share. See “Proposal I: Adoption of the Merger Agreement—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 95 of this proxy statement/prospectus for more information.

Q:	What are the conditions to the completion of the Merger?

A:	Completion of the Merger is subject to certain closing conditions, including, but not limited to, the (i) adoption of the Merger Agreement by UCP stockholders; (ii) effectiveness of the registration statement under the Securities Act of which this proxy statement/prospectus is a part; and (iii) satisfaction (or to the extent permitted by applicable law, waiver) of other customary conditions to closing. See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 114 of this proxy statement/prospectus for more information.

Q:	When is the Merger expected to be completed?

A:	As of the date of this proxy statement/prospectus, it is not possible to accurately estimate the closing date for the Merger because the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions to Century Communities’ and UCP’s obligations to complete the Merger, some of which are not within the control of such parties; however, Century Communities and UCP currently expect the Merger to close during the third quarter of 2017. Accordingly, no assurance can be given as to when, or if, the Merger will be completed.

Q:	Do I need to do anything at this time with my shares of UCP Common Stock other than voting on the proposals at the UCP special meeting?

A:	If you are a UCP stockholder, you will be entitled to receive the Merger Consideration for your shares after the effective time of the Merger (assuming you do not properly exercise your appraisal rights in respect of such shares as described under “Appraisal Rights”). However, there is no action that you are requested to take at this time, other than affirmatively voting FOR the adoption of the Merger Agreement, and FOR the adjournment proposal in accordance with one of the methods of voting set forth in “UCP Special Meeting—Voting of Shares” beginning on page 53 of this proxy statement/prospectus.

Q:	Should I send in my UCP stock certificates now to receive the Merger Consideration?

A:	No. UCP stockholders should not send in their stock certificates to any person at this time. After the effective time of the Merger, Century Communities’ Exchange Agent will send you a letter of transmittal and instructions for exchanging your shares of UCP Class A Common Stock for the Merger Consideration. See “Proposal I: Adoption of the Merger Agreement—Exchange of Shares in the Merger” beginning on page 100 of this proxy statement/prospectus.

Q:	Is the completion of the Merger subject to a financing condition?

A:	No. The receipt of any financing by Century Communities is not a condition to completion of the Merger or any of the other transactions contemplated by the Merger Agreement and, except in certain limited circumstances in which Century Communities or UCP may be permitted to terminate the Merger Agreement (as more fully described in “The Merger Agreement—Termination of the Merger Agreement”), Century Communities will be required to complete the Merger (assuming that all of the conditions to its obligations to complete the Merger under the Merger Agreement are satisfied or waived) whether or not financing is available on acceptable terms or at all. Century Communities currently intends to pay the cash portion of the Merger Consideration, repay and redeem certain outstanding indebtedness of UCP and its subsidiaries, and pay related fees and expenses in connection with the Merger using cash on hand at the time of closing.

Q:	How will UCP’s outstanding indebtedness be treated in the Merger?

A:	Upon consummation of the Merger, Century Communities intends to repay or assume UCP’s project-level secured acquisition, development and constructions loans, which had approximately $87 million outstanding as of March 31, 2017, and redeem, satisfy and discharge UCP’s $75 million principal amount of 8.5% Senior Notes due 2017, to the extent still outstanding at the time of the consummation of the Merger.

Q:	Will the Century Communities Common Stock issued to UCP stockholders at the time of completion of the Merger be traded on an exchange?

A:	Yes. It is a condition to completion of the Merger that the shares of Century Communities Common Stock to be issued to UCP stockholders in the Merger be approved for listing on the NYSE, subject to official notice of issuance. Shares of Century Communities Common are currently traded on the NYSE under the ticker symbol “CCS.”

Q:	If I am a UCP stockholder, whom should I contact with questions?

A:	If you have any questions about the Merger or the UCP special meeting, or desire additional copies of this proxy statement/prospectus, proxy cards or voting instruction forms, you should contact:

UCP, Inc.

99 Almaden Boulevard, Suite 400

San Jose, California 95113

Attention: Investor Relations

Email: Investorrelations@unioncommunityllc.com

Telephone: (408) 207-9499 Ext. 476

or

105 Madison Avenue

New York, New York 10016

Telephone: (800) 322-2885

Email: proxy@mackenziepartners.com

Q:	Where can I find more information about Century Communities and UCP?

A:	You can find more information about Century Communities and UCP from the various sources described under “Where You Can Find More Information” beginning on page 152 of this proxy statement/prospectus.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. You are urged to read this entire proxy statement/prospectus and the other documents referred to or incorporated by reference into this proxy statement/prospectus in order to fully understand the Merger, the Merger Agreement and other matters to be considered at the UCP special meeting. See “Where You Can Find More Information” beginning on page 147 of this proxy statement/prospectus. Each item in this summary refers to the beginning page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Companies (See page 48)

Century Communities, Inc.

Century Communities is engaged in the development, design, construction, marketing and sale of single-family attached and detached homes in metropolitan areas in Colorado, Austin and San Antonio, Texas (which we refer to as “Central Texas”), Houston, Texas, Las Vegas, Nevada, Atlanta, Georgia, Salt Lake City, Utah, and Charlotte, North Carolina. In many of its projects, in addition to building homes, Century Communities is responsible for the entitlement and development of the underlying land. Century Communities’ homebuilding operations are organized into the following seven operating segments based on the geographic markets in which it operates: Atlanta, Central Texas, Charlotte, Colorado, Houston, Nevada, and Utah. Additionally, Century Communities’ wholly owned subsidiaries, Inspire Home Loans Inc. and Parkway Financial Group LLC, which provide mortgage and title services to its home buyers, respectively, have been identified as its Financial Services operating segment.

Century Communities builds and sells an extensive range of home types across a variety of price points. Its emphasis is on acquiring well located land positions and offering quality homes with innovative design elements. The core of its business plan is to acquire and develop land strategically, based on its understanding of population growth patterns, entitlement restrictions and infrastructure development. Century Communities focuses on locations within its markets with convenient access to metropolitan areas that are generally characterized by diverse economic and employment bases and demographics and increasing populations. Century Communities believes these conditions create strong demand for new housing, and these locations represent what it believes to be attractive opportunities for long-term growth. Century Communities also seeks assets that have desirable characteristics, such as good access to major job centers, schools, shopping, recreation and transportation facilities, and it strives to offer a broad spectrum of product types in these locations. Product development and customer service are key components of the lifestyle connection Century Communities seeks to establish with each individual homebuyer. Century Communities’ construction expertise across an extensive product offering allows it flexibility to pursue a wide array of land acquisition opportunities and appeal to a broad range of potential homebuyers, from entry-level to first- and second-time move-up buyers and lifestyle homebuyers. Additionally, Century Communities believes its diversified product strategy enables it to adapt quickly to changing market conditions and to optimize returns while strategically reducing portfolio risk.

During the year ended December 31, 2016, Century Communities delivered 2,825 homes, with an average sales price of $346.5 thousand. During the same period, it generated approximately $978.7 million in home sales revenue, approximately $73.1 million in income before tax expense, and approximately $49.5 million in net income. For the year ended December 31, 2016, Century Communities’ net new home contracts totaled 2,860 homes, a 21.4% increase over the same period in 2015. On December 31, 2016, Century Communities had a backlog of 749 sold but unclosed homes, consisting of approximately $302.8 million in sales value, a 11.7% increase over the same period in 2015. Its results of operations are significantly impacted by its acquisitions of Peachtree Communities Group, Inc. and its affiliates and subsidiaries in November 2014, Grand View Builders in August 2014, and Las Vegas Land Holdings, LLC in April 2014. Subsequent to the acquisition, these operations became Century Communities’ Atlanta, Houston and Nevada operating segments, respectively.

During 2016, Century Communities also invested for future growth through (i) its entrance into the Utah and North Carolina markets, (ii) commencing its wholly owned financing operations, Parkway Financial Group, and (iii) acquiring a 50% ownership in Wade Jurney Homes. Century Communities also continued to expand its future pipeline of land positions as it increased its total lots owned and under control from 13,160 as of December 31, 2015 to 18,296 as of December 31, 2016.

Century Communities’ principal executive offices are located at 8390 East Crescent Parkway, Suite 650, Greenwood Village, Colorado 80111. Its main telephone number is (303) 770-8300.

UCP, Inc.

UCP is a homebuilder and land developer with expertise in residential land acquisition, development and entitlement, as well as home design, construction and sales. UCP operates in the states of California, Washington, North Carolina, South Carolina and Tennessee. UCP designs, constructs and sells high quality single-family homes through Benchmark Communities, LLC (which we refer to as “Benchmark Communities”), its wholly owned homebuilding subsidiary. Prior to completion of its initial public offering of UCP Class A Common Stock (its “IPO”) on July 23, 2013, UCP operated as a wholly owned subsidiary of PICO Holdings, Inc., a NASDAQ-listed, diversified holding company. Subsequent to UCP’s IPO, PICO holds a majority of the voting power of UCP, Inc. and of the economic interests of UCP, LLC, the subsidiary through which UCP operates its business under the name UCP.

UCP has segmented its operating activities into two geographical regions and currently has homebuilding reportable segments and land development reportable segments in the West and Southeast.

In California, UCP primarily operates in the Central Valley area (Fresno and Madera counties), the Monterey Bay area (Monterey County), the South San Francisco Bay area (Santa Clara and San Benito counties) and in Southern California (Los Angeles, Ventura and Kern counties). In Washington State, it operates in the Puget Sound area (King, Snohomish, Thurston and Kitsap counties). In North Carolina, it operates in the Charlotte and Raleigh areas (Mecklenburg, Iredell, Union, Chatham counties). In South Carolina, UCP operates in the Myrtle Beach area (Horry County). In Tennessee, it operates in the Nashville area (Davidson, Rutherford, Wilson and Sumner counties).

UCP believes that these markets have attractive residential real estate investment characteristics, such as favorable long-term population demographics, consumer demand for single-family housing that often exceeds available supply, large and growing employment bases, and the ability to generate above-average investment returns. It continues to experience significant homebuilding and land development opportunities in its current markets and is evaluating potential expansion opportunities in other markets that it believes have attractive long-term investment characteristics.

UCP actively sources, evaluates and acquires land for residential real estate development and homebuilding. For each of its real estate assets, it periodically analyzes ways to maximize value by either (i) building single-family homes and marketing them for sale under its Benchmark Communities brand or (ii) completing entitlement work and horizontal infrastructure development and selling lots to third-party homebuilders. It performs this analysis using a disciplined analytical process, which UCP believes is a differentiating component of its business strategy.

UCP builds homes through its wholly owned homebuilding subsidiary, Benchmark Communities, LLC. Benchmark Communities operates under the principle that “Everything Matters!” This principle underlies all phases of UCP’s new home sale and construction process including planning, design, construction, marketing, sales and the customer experience. UCP is diversified by product offering, which it believes reduces its exposure to any particular market or customer segment. UCP decides to target specific and identifiable buyer segments by project and geographic market, in part dictated by each particular asset, its location, topography and competitive market positioning, and the amenities of the surrounding area and the community in which it is located.

UCP believes that its sizable inventory of well-located land provides it with a significant opportunity to develop communities and design, construct and sell homes under its Benchmark Communities brand. UCP expects that homebuilding and home sales will constitute its primary means of generating revenue growth for the foreseeable future.

UCP’s principal executive offices are located at 99 Almaden Boulevard, Suite 400, San Jose, California 95113. Its telephone number is (408) 207-9499.

Merger Sub

Casa Acquisition Corp. (which we refer to as “Merger Sub”), a wholly-owned subsidiary of Century Communities, is a Delaware corporation that was formed on April 7, 2017 for the sole purpose of effecting the Merger. In the Merger, UCP will be merged with and into Merger Sub, with Merger Sub surviving the Merger. As a result of the Merger, Merger Sub, together with the legacy business and subsidiaries of UCP, will become direct and indirect wholly-owned subsidiaries of Century Communities.

Merger Sub’s principal executive offices and its telephone number are the same as those of Century Communities.

UCP Special Meeting (See page 51)

General

The UCP special meeting will be held on                 , 2017, at                 a.m., local time, at                 . At the UCP special meeting, UCP stockholders will vote on:

•	the adoption of the Merger Agreement; and

•	the adjournment proposal.

The adoption of the Merger Agreement by UCP stockholders is a condition to the obligations of Century Communities and of UCP to complete the Merger.

Record Date

The UCP Board has fixed the close of business on                 , 2017 as the Record Date for determination of the UCP stockholders entitled to vote at the UCP special meeting or any adjournment or postponement thereof. Only UCP stockholders of record on the Record Date are entitled to receive notice of, and to vote at, the UCP special meeting or any adjournment or postponement thereof.

UCP has two classes of voting stock issued and outstanding, the UCP Class A Common Stock and the UCP Class B Common Stock, which generally vote together as a single class on all matters presented to UCP stockholders for their vote or approval. As of the Record Date, there were                 shares of UCP Class A Common Stock outstanding and entitled to vote at the UCP special meeting, held by approximately      holders of record, and there were 100 shares of UCP Class B Common Stock outstanding and entitled to vote at the UCP special meeting, held by one holder of record (PICO). With respect to each matter to be acted upon at the UCP special meeting, each holder of UCP Class A Common Stock is entitled to one vote for each outstanding share of UCP Class A Common Stock held by such holder, and each holder of UCP Class B Common Stock is entitled to, without regard to the number of outstanding shares of UCP Class B Common Stock held by such holder, a number of votes equal to the number of Series A Units of UCP, LLC held by such holder, multiplied by the Exchange Rate. As of the Record Date, the sole holder of record of all outstanding shares of UCP Class B Common Stock is PICO, and PICO holds 10,593,000 Series A Units of UCP, LLC, which are exchangeable for 10,401,722 shares of UCP Class A Common Stock.

Quorum

A quorum of outstanding shares is necessary to take action at the UCP special meeting. The presence in person or by proxy of the holders of UCP Common Stock having a majority of the votes which could be cast by the holders of all outstanding classes of stock entitled to vote at the UCP special meeting will constitute a quorum at the UCP special meeting. Abstentions and broker non-votes will be counted as present in determining the existence of a quorum. However shares held by a beneficial owner in “street name” who does not give the nominee or other intermediary that holds such shares instructions on how to vote such shares on any proposal to be voted on at the UCP special meeting will not be deemed to be in attendance at the meeting or counted for purposes of determining whether a quorum has been achieved.

Required Vote

The required number of votes to approve the matters to be voted upon at the UCP special meeting depends on the particular item to be voted upon as set out below:

Item		Vote Necessary for Approval*
Proposal I	Adoption of the Merger Agreement	Approval requires the affirmative vote, in person or by proxy, of holders of a majority of the voting power of the outstanding shares of UCP Class A Common Stock and UCP Class B Common Stock, voting together as a single class.
Proposal II	Adjournment of UCP Special Meeting (if Necessary or Appropriate)	Approval requires the affirmative vote, in person or by proxy, of holders of a majority of the votes which could be cast by the holders of all classes of stock entitled to vote on such question which are present in person or by proxy at the meeting.

*	Under the rules of the NYSE, if you hold your shares of UCP Common Stock in street name, your nominee or intermediary may not vote your shares without instructions from you. If you do not provide voting instructions on any Proposal, your shares will not be deemed in attendance at the UCP special meeting and will not be voted. If you provide voting instructions on one Proposal but not the other Proposal, a broker non-vote will occur with respect to whichever Proposal you did not provide voting instructions for. Abstentions will have the same effect as a vote against the applicable Proposal. Shares deemed not in attendance at the meeting, whether due to a record holder’s failure to vote in person or by proxy or a “street name” holder’s failure to provide any voting instructions to such holder’s nominee or intermediary, and broker non-votes will have the same effect as a vote against Proposal I but will have no effect on Proposal II.

Share Ownership of and Voting by UCP Directors and Executive Officers

At the Record Date, UCP’s directors and executive officers and their affiliates (other than PICO, UCP’s majority stockholder) beneficially owned and had the right to vote at the UCP special meeting an aggregate of             shares of UCP Class A Common Stock and no shares of UCP Class B Common Stock, which represents     % of the voting power of the outstanding shares of UCP Common Stock entitled to vote at the UCP special meeting.

Two members of the UCP Board, Eric H. Speron and Maxim C.W. Webb, are members of the board of directors of PICO (and Mr. Webb is also the President and Chief Executive Officer of PICO), and may be deemed to share voting power and investment control over the shares of UCP Class B Common Stock owned by PICO. Messrs. Speron and Webb disclaim beneficial ownership of the shares of UCP Class B Common Stock owned by PICO except to the extent of any pecuniary interest therein. The 100 shares of UCP Class B Common Stock owned by PICO are entitled to approximately 57% of the voting power of the outstanding shares of UCP Common Stock entitled to vote at the UCP special meeting.

It is expected that UCP’s directors and executive officers and PICO will vote their respective shares FOR the adoption of the Merger Agreement and FOR the approval of the adjournment proposal. For more information regarding PICO’s obligations to vote its shares of UCP capital stock pursuant to the Voting Agreement, see “The Voting Agreement” beginning on page 120 of this proxy statement/prospectus.

The Merger Agreement and the Merger

In the Merger, UCP will be merged with and into Merger Sub, with Merger Sub being the surviving corporation in the Merger. As a result of the Merger, Merger Sub, together with the legacy business and subsidiaries of UCP, will become direct and indirect wholly-owned subsidiaries of Century Communities.

The Merger will not be completed without the adoption of the Merger Agreement by UCP stockholders.

A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the legal document that governs the Merger. For more information on the Merger and the Merger Agreement, see “Proposal I: Adoption of The Merger Agreement” and “The Merger Agreement” beginning on pages 57 and 103, respectively, of this proxy statement/prospectus.

As of the date of this proxy statement/prospectus, it is not possible to accurately estimate the closing date for the Merger because the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions to Century Communities’ and UCP’s obligations to complete the Merger, some of which are not within the control of such parties; however, Century Communities and UCP currently expect the Merger to close during the third quarter of 2017. No assurance can be given as to when, or if, the Merger will be completed.

The Voting Agreement (See page 120)

On April 10, 2017, Century Communities, Merger Sub, PICO, for the limited purposes set forth therein, UCP, and for the limited purposes set forth therein, UCP, LLC, entered into a Voting Support and Transfer Restriction Agreement (which we refer to as the “Voting Agreement”).

Pursuant to the Voting Agreement, PICO has agreed (i) to appear and be present at all meetings of UCP stockholders and otherwise cause all shares of UCP held by PICO to be counted for purposes of determining a quorum, and (ii) to (A) affirmatively vote and cause to be voted all of its shares of UCP Common Stock (or, following certain changes in the recommendation of the UCP Board, a number of shares of UCP Common Stock equal to 28% of the aggregate voting power of all outstanding shares of UCP Common Stock) in favor of the adoption of the Merger Agreement by UCP stockholders and approval of the Merger and the other transactions contemplated by the Merger Agreement; and (B) vote and cause to be voted all shares of UCP Common Stock held by PICO against the adoption or approval of (1) any Company Takeover Proposal (as defined in the Merger Agreement) and the transactions contemplated thereby, (2) any action or agreement that PICO knows, or would reasonably be expected to know, would result in (x) a breach or violation of, or non-compliance with, any representation, warranty, covenant, agreement, or other obligation of UCP or any subsidiary or affiliate of UCP set forth in the Merger Agreement, or (y) the failure of any of the conditions to the obligations of Century Communities or Merger Sub to consummate the Merger and the other transactions contemplated by the Merger Agreement set forth in Sections 7.01 and 7.02 of the Merger Agreement, (3) any change in the size, term in office, or composition of the board of directors of UCP, and (4) any agreement, any amendment or restatement of the UCP Charter or the UCP Bylaws, or any other action (or failure to act) that is intended or would reasonably be expected to prevent, interfere with, or materially impair or delay, the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement in accordance with their terms.

The Voting Agreement terminates automatically on the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, and (ii) the effective time of the Merger.

See “The Voting Agreement” beginning on page 120 of this proxy statement/prospectus.

Merger Consideration (See page 104)

At the effective time of the Merger, each share of UCP Class A Common Stock (other than dissenters’ shares or treasury shares held by UCP and any shares of UCP Class A Common Stock owned by any UCP subsidiary, Century Communities or Century Communities subsidiary) will be converted into the right to receive and become exchangeable for the Merger Consideration, consisting of (i) $5.32 in cash, without any interest thereon, and (ii) 0.2309 of a duly authorized, fully paid and non-assessable share of Century Communities Common Stock. No fractional shares will be issued in the Merger, and UCP stockholders will receive cash in lieu of any fractional shares.

Based on the closing sale price of a share of Century Communities Common Stock on NYSE on April 10, 2017, the last trading day before the public announcement of the Merger Agreement, the Merger Consideration represented approximately $11.35 in value per share of UCP Class A Common Stock. Based on the closing sale price of a share of Century Communities Common Stock on NYSE on                 , 2017, the most recent practicable trading day prior to the date of this proxy statement/prospectus, the Merger Consideration represented approximately $         in value for each share of UCP Class A Common Stock.

Because Century Communities will, in addition to the payment of $5.32 of cash consideration, issue a fixed number of shares (0.2309) of Century Communities Common Stock in exchange for each share of UCP Class A Common Stock and because there will be no adjustment made to such fixed number of shares, the aggregate value of the Merger Consideration will depend on the then-current NYSE market price of shares of Century Communities Common Stock at the effective time of the Merger. As a result, the value of the Merger Consideration could be greater than, less than, or the same as, the value of the Merger Consideration on the date of this proxy statement/prospectus or at the time of the UCP special meeting.

At the effective time of the Merger, each share of UCP Class B Common Stock outstanding will be canceled for no consideration. Although PICO currently holds and will be entitled to vote at the UCP special meeting 100 shares of UCP Class B Common Stock, concurrently with the execution and delivery of the Merger Agreement, PICO exercised its right under the existing Exchange Agreement, dated as of July 23, 2013 (which we refer to as the “Exchange Agreement”), by and among UCP, UCP, LLC and PICO, to exchange all Series A Units of UCP, LLC held by PICO for shares of UCP Class A Common Stock, effective immediately prior to the effective time of the Merger. As a result of this exchange, the completion of which is also a condition to Century Communities’ and UCP’s obligations to complete the Merger as more fully described in this proxy statement/prospectus and in the Merger Agreement, PICO will receive the same Merger Consideration per share of UCP Class A Common Stock as every other UCP stockholder.

UCP’s Reasons for the Merger; Recommendation of the UCP Board of Directors (See page 70)

In evaluating the Merger and other transactions contemplated by the Merger Agreement, the UCP Board consulted with UCP senior management and UCP’s outside legal counsel and financial advisor. After consideration, all of the members of the UCP Board who attended and participated in the April 10, 2017 meeting of the UCP Board at which the Merger Agreement was being considered and voted on, determined that the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Merger, are fair to, and in the best interests of, UCP and its stockholders, and adopted, approved and declared advisable the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the proposed Merger. For more information regarding the factors considered by the UCP Board in reaching its decision to approve the Merger Agreement and the Merger contemplated by the Merger Agreement, see “Proposal I: Adoption of the Merger Agreement—UCP’s Reasons for the Merger; Recommendation of the UCP Board of Directors” beginning on page 70 of this proxy statement/prospectus.

The UCP Board recommends that UCP stockholders vote FOR the adoption of the Merger Agreement, and FOR the adjournment proposal.

Opinion of UCP’s Financial Advisor (See page 77)

In connection with the proposed Merger, UCP’s financial advisor, Citigroup Global Markets Inc., referred to as Citi, delivered a written opinion, dated April 10, 2017, to the UCP Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Merger Consideration to be received by holders of UCP Class A Common Stock (other than PICO and its affiliates) pursuant to the Merger Agreement. The full text of Citi’s written opinion, dated April 10, 2017, to the UCP Board, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. The description of Citi’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the UCP Board (in its capacity as such) in connection with its evaluation of the Merger Consideration from a financial point of view and did not address any other terms, aspects or implications of the Merger. Citi expressed no view as to, and its opinion did not address, the underlying business decision of UCP to effect or enter into the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for UCP or the effect of any other transaction which UCP might engage in or consider. Citi’s opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger or otherwise.

Interests of Certain UCP Directors and Officers in the Merger (See page 92)

In considering the recommendation of the UCP Board that UCP stockholders vote FOR the adoption of the Merger Agreement and FOR the adjournment proposal, UCP stockholders should be aware and take into account the fact that certain UCP directors and executive officers have interests in the Merger or the other transactions contemplated by the Merger Agreement that may be different from, or in addition to, the interests of UCP stockholders generally and that may create potential conflicts of interests. Specifically, (i) Mr. Bogue will be entitled to a one-time transaction bonus equal to $1,972,639, paid 60 days after the closing of the Merger, and may be entitled to up to $1.4 million in accelerated vesting of restricted stock units and $530,000 in cash severance if terminated without “cause” or if he resigns for “good reason” following such closing (plus a COBRA subsidy for 12 months following termination), and (ii) Mr. Pirrello, if terminated without “cause” or if he resigns for “good reason” after such closing, may be entitled to up to $953 thousand in accelerated vesting of restricted stock units and $1,126,726 in cash severance (plus a COBRA subsidy for 12 months following termination).

The directors and executive officers of UCP will also be entitled to certain indemnification rights under the Merger Agreement.

The UCP Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation of, the Merger, in approving the Merger Agreement and in recommending that UCP stockholders vote FOR the adoption of the Merger Agreement, and FOR the adjournment proposal. All of the independent and disinterested UCP directors, constituting a majority of the UCP Board, approved the Merger Agreement and made the foregoing recommendations.

For additional information about these interests, see “Proposal I: Adoption of the Merger Agreement—Interests of Certain UCP Directors and Officers in the Merger” beginning on page 92 of this proxy statement/prospectus.

Board of Directors and Management Following the Merger (See page 94)

Upon consummation of the Merger, the board of directors and executive officers of Century Communities are expected to remain unchanged. For information on Century Communities’ current directors and executive officers, please see Century Communities’ proxy statement for its 2017 annual meeting of stockholder filed with the SEC on March  29, 2017. See “Where You Can Find More Information” beginning on page 152.

Treatment of UCP Equity Awards in the Merger (See page 94)

At the effective time of the Merger, each then-outstanding option to purchase shares of UCP Common Stock will automatically be converted into an option to purchase shares of Century Communities Common Stock on the same terms and conditions as were applicable under such UCP option immediately prior to the effective time of the Merger, and each then-outstanding restricted stock unit award with respect to shares of UCP Common Stock will automatically be converted into a restricted stock unit award with respect to shares of Century Communities Common Stock, with the same terms and conditions as were applicable under such UCP restricted stock unit award immediately prior to the effective time of the Merger. However, pursuant to amendments to employment agreements of certain UCP employees that will become effective as of, and are subject to and conditioned upon, the consummation of the Merger, all of the outstanding UCP options, whether vested or unvested, will be canceled for no consideration upon the consummation of the Merger. For additional information see the section entitled “Proposal I: Adoption of the Merger Agreement—Treatment of UCP Equity Awards” beginning on page 94, of this proxy statement/prospectus.

Certain Material U.S. Federal Income Tax Consequences of the Merger (See page 95)

It is a condition to completion of the Merger that Paul, Weiss, tax counsel to UCP, and Greenberg Traurig, tax counsel to Century Communities, each deliver an opinion to both UCP and Century Communities, dated the closing date of the Merger, to the effect that the Merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Each party may waive the requirement to receive such opinions as a condition to such party’s obligation to complete the Merger. Assuming that the Merger qualifies as a reorganization, a U.S. holder of UCP Class A Common Stock will generally recognize gain, but not loss, if the U.S. holder surrenders its shares of UCP Class A Common Stock in exchange for a combination of Century Communities Common Stock and cash. In such case, that U.S. holder will generally recognize gain equal to the lesser of (1) the cash received (other than cash in lieu of any fractional share) and (2) the excess of the sum of the cash received (other than cash in lieu of any fractional share) and the fair market value (on the date of the Merger) of the Century Communities Common Stock received (including any fractional share for which cash was paid) over such U.S. holder’s adjusted tax basis in the shares of UCP Class A Common Stock surrendered by such U.S. holder in the Merger. In addition, such U.S. holder will generally recognize gain or loss on the receipt of cash in lieu of any fractional share.

The tax opinions regarding the Merger will not address any state, local or foreign tax consequences of the Merger. The opinions will be based on certain assumptions and representations as to factual matters from Century Communities and UCP, as well as certain covenants and undertakings by Century Communities and UCP, substantially in the forms of the letters set forth in the disclosure schedules to the Merger Agreement. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate or is violated prior to the effective time of the Merger, one or both of the opinions may not be delivered and, if delivered, the conclusions reached by counsel in their opinions cannot be relied upon. In such case, the tax consequences of the Merger could differ from those described in this proxy statement/prospectus. Neither Century Communities nor UCP is currently aware of, nor expects there to be, any facts or circumstances that would cause any of the assumptions, representations, covenants or undertakings set forth in the forms of the letters set forth in the disclosure schedules to the Merger Agreement to be incorrect, incomplete, inaccurate or violated.

An opinion of counsel represents such counsel’s best legal judgment but is not binding on the IRS or any court, so there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge.

You are urged to consult your own tax advisor regarding the particular tax consequences to you of the Merger.

Accounting Treatment of the Merger (See page 99)

The Merger will be accounted for in accordance with GAAP. GAAP requires the Merger to be accounted for using the acquisition method pursuant to which Century Communities has been determined to be the acquirer for accounting purposes. As required by the acquisition method, Century Communities will record UCP’s tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values at the acquisition date. The excess of consideration transferred (i.e. purchase price) over the fair value of net assets acquired will be recognized as goodwill. Goodwill is not amortized, but is tested for impairment at least annually or more frequently if circumstances indicate potential impairment. The operating results of UCP will be reported as part of the combined company beginning on the closing date of the Merger. The final valuation of the tangible and identifiable intangible assets acquired and liabilities assumed has not yet been completed. The completion of the valuation upon consummation of the Merger could result in significantly different amortization expenses and balance sheet classifications than those presented in Century Communities’ unaudited pro forma condensed combined financial information included in this proxy statement/prospectus.

Regulatory Approvals Required to Complete the Merger (See page 99)

Century Communities and UCP have determined that no authorizations, approvals or consents from regulatory authorities are required to enable them to complete the Merger. For a more complete discussion of regulatory matters relating to the Merger, see “Proposal I: Adoption of the Merger Agreement—Regulatory Approvals Required to Complete the Merger” beginning on page 99 of this proxy statement/prospectus.

Litigation Relating to the Merger (See page 99)

A putative class action lawsuit (captioned: Joseph Tola v. UCP, Inc., Michael C. Cortney, Dustin L. Bogue, Eric H. Speron, Peter H. Lori, Kathleen R. Wade, Maxim C.W. Webb, Century Communities, Inc. and Casa Acquisition Corp., Case No. 5:17-cv-02713, United States District Court, Northern District of California) was filed on May 10, 2017, purportedly on behalf of UCP stockholders, against UCP and the individually named directors, all of whom are the directors of UCP. Century Communities and Merger Sub are also named as defendants. The complaint alleges claims under Section 14(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder, as well as claims under Section 20(a) of the Exchange Act. Plaintiff alleges that this proxy statement/prospectus omits to include certain information and seeks to enjoin the Merger, rescission in the event the Merger is consummated or an award of rescissory damages, and an award of plaintiff’s attorney’s fees and costs of the litigation.

Century Communities and UCP are disclosing in this proxy statement/prospectus certain additional information (which we refer to as the “Supplemental Disclosures”) in response to plaintiff’s complaint and solely for the purpose of rendering moot the allegations contained therein. The defendants deny all of the allegations set forth by plaintiff in the complaint and deny any alleged violations of law. The Supplemental Disclosures should be read in conjunction with this proxy statement/prospectus, which we urge you to read in its entirety. With respect to plaintiff’s complaint, the defendants deny that this proxy statement/prospectus contained, prior to the amendment containing the Supplemental Disclosures, any material misstatements or omissions, and deny that any further supplemental disclosure was required to be made under any applicable rule, statute, regulation or law. The defendants deny and have not admitted wrongdoing of any kind, including, but not limited to, alleged inadequacies in any disclosure contained in this proxy statement/prospectus, the materiality of any disclosure that the plaintiff alleges should have been made in this proxy statement/prospectus, or any violation of any federal or state law. The defendants believe that this proxy statement/prospectus disclosed, prior to the amendment containing the Supplemental Disclosures, all material information necessary for holders of UCP Common Stock to make a fully informed voting decision, and the defendants deny that the Supplemental Disclosures are material or are otherwise required by any federal or state law.

Plaintiff and defendants, through their respective counsel, entered into a memorandum of understanding, dated June 21, 2017, pursuant to which, among other things, plaintiff has agreed to voluntarily withdraw and dismiss with prejudice his individual claims in the above-referenced lawsuit and to terminate all asserted claims therein in connection with the Supplemental Disclosures made in this proxy statement/prospectus.

Completion of the Merger is Subject to Certain Conditions (See page 114)

As more fully described in this proxy statement/prospectus and in the Merger Agreement, the obligations of Century Communities and UCP to complete the Merger are subject to the satisfaction of a number of conditions, including the following:

•	the adoption of the Merger Agreement by UCP stockholders at the UCP special meeting (or at any adjournment or postponement thereof);

•	the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and the absence of a stop order in respect thereof or proceedings initiated or threatened by the SEC for that purpose;

•	approval for listing on the NYSE of the shares of Century Communities Common Stock to be issued to UCP stockholders pursuant to the Merger Agreement;

•	the Series A Units of UCP, LLC held by PICO shall have been exchanged for shares of UCP Class A Common Stock and UCP, LLC shall be a wholly-owned subsidiary of UCP;

•	the absence of any laws, order, judgments and injunctions that restrain, enjoin or otherwise prohibit consummation of the Merger;

•	subject to certain exceptions, the accuracy of the respective representations and warranties of Century Communities and UCP, and compliance by Century Communities and UCP with their respective covenants, contained in the Merger Agreement;

•	the absence of a material adverse effect relating to Century Communities or UCP; and

•	the receipt of a tax opinion from each party’s tax counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

For more information, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 114 of this proxy statement/prospectus.

No Solicitation of Alternative Proposals (See page 109)

The Merger Agreement precludes UCP from soliciting or engaging in discussions or negotiations with a third party with respect to any proposal for a competing transaction, including the acquisition of a significant interest in UCP’s capital stock or assets. However, if UCP receives an unsolicited proposal from a third party for a competing transaction that the UCP Board, among other things, determines in good faith (after consultation with UCP’s outside legal counsel and financial advisor) (i) constitutes or would reasonably be expected to lead to a proposal that is superior to the Merger, and (ii) did not result from a breach of the non-solicitation obligations set forth in the Merger Agreement, then UCP may furnish non-public information to and enter into discussions with that third party and its representatives and financing sources about such competing transaction after obtaining from such third party an executed confidentiality agreement. For more information, see “The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 109 of this proxy statement/prospectus.

Termination of the Merger Agreement (See page 116)

The Merger Agreement may be terminated and the Merger abandoned at any time before the effective time of the Merger in the following circumstances:

•	by the mutual written consent of Century Communities, Merger Sub and UCP;

•	by either Century Communities or UCP if:

•	the Merger is not consummated by the Outside Date;

•	any governmental entity has issued a final and non-appealable judgment or order permanently prohibiting the consummation of the Merger;

•	any condition to the obligations of such party to complete the Merger becomes incapable of satisfaction before the Outside Date;

•	UCP stockholders fail to adopt the Merger Agreement at the UCP special meeting (or at any adjournment or postponement thereof); or

•	the other party has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements, which breach or failure to perform (1) would give rise to the failure of any closing condition relating to the accuracy of such other party’s representations and warranties or such other party’s compliance with covenants would fail to be satisfied, and (2) such inaccuracy or breach is either incapable of being cured or is not cured within 30 days after receiving written notice thereof;

•	by Century Communities, before the adoption of the Merger Agreement by UCP stockholders, if the UCP Board changes its recommendation to UCP stockholders to vote in favor of the adoption of the Merger Agreement; or

•	by UCP, before the adoption of the Merger Agreement by UCP stockholders, in order to enter into a binding agreement providing for a superior company proposal, in accordance with the terms and provisions of the Merger Agreement.

Under the Merger Agreement, UCP is not permitted to terminate the Merger Agreement if the UCP Board changes its recommendation to UCP stockholders solely in response to an “Intervening Event” (as defined in the Merger Agreement). For more information, see “The Merger Agreement—Termination of the Merger Agreement” beginning on page 116 of this proxy statement/prospectus.

Fees and Expenses and Termination Fees (See page 117)

Generally, each party is required to pay all fees and expenses incurred by it in connection with the Merger. However, the Merger Agreement provides that, upon termination of the Merger Agreement under certain circumstances, including termination by UCP to enter into a definitive agreement for a proposal that constitutes a superior proposal (as further described in the Merger Agreement), UCP will be required to pay Century Communities a cash termination fee of $7,050,000.

For more information, see “The Merger Agreement—Fees and Expenses and Termination Fees” beginning on page 117 of this proxy statement/prospectus.

Listing of Shares of Century Communities Common Stock and Delisting and Deregistration of UCP Class A Common Stock (See page 101)

Under the terms of the Merger Agreement, Century Communities is required to use all reasonable efforts to cause the shares of Century Communities Common Stock to be issued in the Merger to be approved for listing on the NYSE, prior to the closing of the Merger. Accordingly, application will be made to have such shares approved for listing on the NYSE, where shares of Century Communities Common Stock are currently listed for trading under the ticker symbol “CCS.”

If the Merger is completed, there will no longer be any publicly held shares of UCP Class A Common Stock. Accordingly, UCP Class A Common Stock will no longer be listed on the NYSE and will be deregistered under the Exchange Act.

Comparison of Stockholder Rights (See page 138)

UCP stockholders will have different rights once they become Century Communities stockholders due to differences between the organizational documents of UCP and Century Communities. See “Comparison of Stockholder Rights” beginning on page 138 of this proxy statement/prospectus.

Appraisal Rights (See page 143)

Pursuant to Section 262 of the DGCL, UCP stockholders who do not vote in favor of adoption of the Merger Agreement, who continuously hold their shares of UCP Class A Common Stock through the effective time of the Merger and who otherwise comply with the applicable requirements of Section 262 of the DGCL have the right to seek appraisal of the fair value of their shares of UCP Common Stock, as determined by the Delaware Court of Chancery, if the Merger is completed. The “fair value” of shares of UCP Common Stock as determined by the Delaware Court of Chancery could be greater than, the same as, or less than the value of the Merger Consideration that UCP stockholders would otherwise be entitled to receive under the terms of the Merger Agreement.

The right to seek appraisal will be lost if a UCP stockholder votes FOR adoption of the Merger Agreement. However, abstaining or voting against adoption of the Merger Agreement is not in itself sufficient to perfect appraisal rights because additional actions must also be taken to perfect such rights.

UCP stockholders who wish to exercise the right to seek an appraisal of their shares must so advise UCP by submitting a written demand for appraisal prior to the taking of the vote on the Merger Agreement at the UCP special meeting, and must otherwise follow the procedures prescribed by Section 262 of the DGCL. A person having a beneficial interest in shares of UCP Class A Common Stock held of record in the name of another person, such as a nominee or intermediary, must act promptly to cause the record holder to follow the steps required by Section 262 of the DGCL and in a timely manner to perfect appraisal rights. In view of the complexity of Section 262 of the DGCL, UCP stockholders that may wish to pursue appraisal rights are urged to consult their legal and financial advisors. In addition, under Section 262 of the DGCL, the Delaware Court of Chancery will dismiss any appraisal proceedings as to all stockholders who have perfected their appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of UCP Class A Common Stock, or (ii) the value of the Merger Consideration provided in the Merger Agreement for the total number of shares of UCP Class A Common Stock entitled to appraisal exceeds $1 million. See “Appraisal Rights” beginning on page 143 of this proxy statement/prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CENTURY COMMUNITIES

The following table presents selected historical consolidated financial data of Century Communities. The selected historical consolidated financial data as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, are derived from Century Communities’ audited consolidated financial statements and accompanying notes, which are contained in Century Communities’ Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which is incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data as of December 31, 2014, 2013 and 2012, and for the years ended December 31, 2013 and 2012, are derived from Century Communities’ audited consolidated financial statements and accompanying notes for such years, which have previously been filed with the SEC but which are not incorporated by reference into this proxy statement/prospectus. The selected historical unaudited condensed consolidated financial data as of March 31, 2017 and 2016, and for the three months ended March 31, 2017 and 2016, are derived from Century Communities’ unaudited condensed consolidated financial statements and accompanying notes, which are contained in Century Communities’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, which is incorporated by reference into this proxy statement/prospectus.

The information set forth below is only a summary. You should read the following information together with Century Communities’ audited consolidated financial statements and accompanying notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Century Communities’ Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and with Century Communities’ unaudited condensed consolidated financial statements and accompanying notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Century Communities’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, which are incorporated by reference into this proxy statement/prospectus, and in Century Communities’ other reports filed with the SEC. For more information, see “Where You Can Find More Information” beginning on page 152 of this proxy statement/prospectus.

	Three Months Ended March 31,		Year Ended December 31,
(in thousands, except per share amounts)	2017	2016	2016	2015	2014	2013	2012
Consolidated Statements of Operations:
Revenue
Homebuilding revenues
Home sales revenues	$226,420	$181,081	$978,733	$725,437	$351,823	$171,133	$96,030
Land sales and other revenues	1,896	3,015	15,707	9,052	10,569	—	—

	228,316	184,096	994,440	734,489	362,392	171,133	96,030
Financial services revenue	—	—	—	—	—	—	—

Total Revenue	228,316	184,096	994,440	734,489	362,392	171,133	96,030
Home Building Cost of Revenue
Cost of homes sales revenues	(182,324)	(144,353)	(786,127)	(579,203)	(276,386)	(129,651)	(75,448)
Cost of land sales and other revenues	(1,144)	(2,542)	(14,217)	(8,432)	(8,109)	—	—

	(183,468)	(146,895)	(800,344)	(587,635)	(284,495)	(129,651)	(75,448)
Financial services costs	(754)	—	—	—	—	—	—
Selling, general, and administrative	(33,212)	(25,185)	(122,224)	(87,840)	(46,795)	(23,622)	(13,496)
Equity in income of unconsolidated subsidiaries	1,255	—	—	—	—	—	—
Other income (expense)	(86)	413	1,277	1,291	(143)	213	353

Income before tax expense	12,051	12,429	73,149	60,305	30,959	18,073	7,439

Income tax expense	(3,252)	(4,446)	(23,609)	(20,415)	(10,937)	(5,642)	—

	Three Months Ended March 31,		Year Ended December 31,
(in thousands, except per share amounts)	2017	2016	2016	2015	2014	2013	2012
Consolidated net income of Century Communities, Inc.	8,799	7,983	49,540	39,890	20,022	12,431	7,439
Net income attributable to non-controlling interests	—	—	—	—	—	52	1,301

Net income attributable to common stockholders	$8,799	$7,983	$49,540	$39,890	$20,022	$12,379	$6,138

Basic earnings per share	$0.40	$0.38	$2.34	$1.88	$1.03	$0.95	—
Diluted earnings per share	$0.40	$0.38	$2.33	$1.88	$1.03	$0.95	—
Balance Sheet Data (end of period):
Cash and cash equivalents	$23,465	$11,437	$29,450	$29,287	$33,462	$109,998	$7,897
Inventories	$884,072	$867,357	$857,885	$810,137	$556,323	$184,072	$77,305
Total assets	$1,026,026	$957,621	$1,007,528	$917,741	$670,616	$312,639	$90,673
Total debt	$447,948	$415,051	$454,088	$390,243	$224,247	$1,500	$33,206
Total liabilities	$529,561	$541,092	$533,892	$508,262	$305,411	$41,083	$66,112
Equity	$496,465	$416,529	$473,636	$409,479	$365,205	$271,556	$24,561
Other Operating Information (dollars in thousands):
Number of homes delivered	608	539	2,825	2,401	1,046	448	336
Average sales price of homes delivered	$372.4	$336.0	$346.5	$302.1	$336.4	$382.0	$285.8
Homebuilding gross margin percentage	19.5%	20.3%	19.7%	20.2%	21.4%	24.2%	21.4%
Cancellation rates	15%	22%	20%	21%	18%	20%	17%
Backlog at end of period, number of homes	1,098	969	749	714	772	222	148
Backlog at end of period, aggregate sales value	$436,003	$361,298	$302,823	$271,138	$246,327	$103,250	$51,562
Average sales price of homes in backlog	$397.1	$372.9	$404.3	$379.7	$319.1	$465.1	$348.4
Net new home contracts	957	794	2,860	2,356	1,042	406	415
Selling communities at period end	88	87	89	88	83	23	13
Total owned and controlled lot inventory	18,854	13,188	18,296	13,160	11,463	8,341	3,072

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF UCP

The following table presents selected historical consolidated financial data of UCP. The selected historical consolidated financial data as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, are derived from UCP’s audited consolidated financial statements and accompanying notes, which are contained in UCP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which is incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data as of December 31, 2014 and 2013 and 2012, and for the years ended December 31, 2013 and 2012, are derived from UCP’s audited consolidated financial statements and accompanying notes for such years, which have previously been filed with the SEC but which are not incorporated by reference into this proxy statement/prospectus. The selected historical unaudited condensed consolidated financial data as of March 31, 2017 and 2016, and for the three months ended March 31, 2017 and 2016, are derived from UCP’s unaudited condensed consolidated financial statements and accompanying notes, which are contained in UCP’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, which is incorporated by reference into this proxy statement/prospectus.

The information set forth below is only a summary. You should read the following information together with UCP’s audited consolidated financial statements and accompanying notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in UCP’s Annual Report on Form 10-K for the year ended December 31, 2016, and with UCP’s unaudited condensed consolidated financial statements and accompanying notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in UCP’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, which are incorporated by reference into this proxy statement/prospectus, and in UCP’s other reports filed with the SEC. For more information, see “Where You Can Find More Information” beginning on page 152 of this proxy statement/prospectus.

UCP completed its initial public offering of UCP Class A Common Stock (its “IPO”) on July 23, 2013. Due to the timing of UCP’s IPO, presented herein are certain combined consolidated historical financial data for UCP, LLC for periods prior to UCP’s IPO. As such, the information for the year ended December 31, 2012 reflects the financial condition and results of operations of UCP’s predecessor, and the information for the year ended December 31, 2013 reflects the financial condition and results of operations of UCP’s predecessor for the portion of the year preceding UCP’s IPO and of UCP for the remainder of 2013.

	Three Months Ended March 31,		Year Ended December 31,
(In thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012
Statement of Operations Data:
Home sales	$94,002	$68,225	$343,919	$252,597	$155,417	$72,511	$14,060
Cost of home sales	76,653	56,206	280,614	206,747	129,577	57,500	9,832
Impairment on real estate	102	—	458	923	—	—	—

Homebuilding gross profit (a)	17,247	12,019	62,847	44,927	25,840	15,011	4,228

Land sales	496	—	5,449	21,134	32,513	20,215	44,066
Cost of land sales	475	461	4,637	15,291	25,466	13,820	32,876
Impairment on real estate	—	—	2,131	—	—	—	—

Land sales gross (loss) profit (a)	21	(461)	(1,319)	5,843	7,047	6,395	11,190

Other revenue	—	—	—	5,060	3,253	—	—
Cost of sales—other revenue	—	—	—	4,363	2,828	—	—

Other revenue gross profit	—	—	—	697	425	—	—

Total gross profit	17,268	11,558	61,528	51,467	33,312	21,406	15,418

	Three Months Ended March 31,		Year Ended December 31,
(In thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012
Sales and marketing	5,149	4,076	19,257	18,943	13,748	6,647	2,875
General and administrative	8,502	7,275	29,161	26,878	27,406	19,368	10,103
Goodwill impairment	—	—	4,223	—	—	—	—

Total expenses	13,651	11,351	52,641	45,821	41,154	26,015	12,978

Total cost and expenses	90,881	68,018	340,481	273,145	199,025	97,335	55,686

Income (loss) from operations	3,617	207	8,887	5,646	(7,842)	(4,609)	2,440
Other income	460	28	276	206	121	322	578

Net income (loss) before income taxes	$4,077	$235	$9,163	$5,852	$(7,721)	$(4,287)	$3,018
Benefit (provision) for income taxes	(621)	(5)	5,285	(69)	—	—	—

Net income (loss)	$3,456	$230	$14,448	$5,783	$(7,721)	$(4,287)	$3,018

Net income (loss) attributable to noncontrolling interest	$2,310	$134	$5,210	$3,412	$(2,728)	$(2,346)	$3,018
Net income (loss) attributable to UCP, Inc.	$1,146	$96	$9,238	$2,371	$(4,993)	$(1,941)	—

Income (loss) per share
Basic	$0.14	$0.01	$1.16	$0.30	$(0.63)	$(0.25)	—

Diluted	$0.14	$0.01	$1.15	$0.30	$(0.63)	$(0.25)	—

(a)	Homebuilding and land sales gross profit includes the impairment on real estate.

	Three Months Ended March 31,		Year Ended December 31,
(In thousands, except unit data)	2017	2016	2016	2015	2014	2013	2012
Operating Data-Owned Projects:
Net new home orders	270	225	933	860	473	205	61
New homes delivered	226	167	820	701	432	196	41
Average sales price of homes delivered (in thousands)	$416	$409	$419	$360	$360	$370	$343
Cancellation rate	11.5%	13.5%	12.1%	10.0%	8.0%	12.8%	12.9%
Average active selling communities (1)	27	28	28	28	16	7	3
Active selling communities at end of period (2)	26	29	28	28	21	9	4
Backlog at end of period, number of homes	406	307	362	249	91	35	26
Backlog at end of period, aggregate sales value (in thousands)	$176,596	$136,220	$149,639	$108,773	$32,499	$17,121	$9,182
Average sales price of backlog (in thousands)	$435	$444	$413	$437	$357	$489	$353

(1)	“Average active selling communities during the period” refers to the average number of open selling communities at the end of each month during the period.

(2)	“Active selling communities” consists of those communities where UCP has more than 15 or more homes remaining to deliver.

(In thousands, except per share data)	As of March 31,		As of December 31,
FINANCIAL CONDITION	2017	2016	2016	2015	2014	2013	2012
Cash and cash equivalents	$34,270	$29,769	$40,931	$39,829	$42,033	$87,503	$10,324
Real estate inventories	389,379	371,545	373,207	360,989	321,693	176,848	125,367

Total assets (a)	442,118	414,155	434,106	414,697	375,139	267,320	137,534

Debt (a)(b)	161,551	158,584	160,994	155,966	133,139	30,950	29,112

Total liabilities (a)	213,608	196,377	207,220	197,289	163,872	49,604	35,219

Total equity	$228,510	$217,778	$226,886	$217,408	$211,267	$217,716	$102,315

Total UCP, Inc. stockholders’ equity	$102,184	$90,356	$100,628	$90,200	$87,255	$91,254

Number of shares issued at period end (in 000s)	8,105	8,026	8,043	8,014	7,922	7,750

Book value per share (c)	$12.61	$11.27	$12.51	$11.26	$11.01	$11.77

(a)	As part of UCP’s adoption of Accounting Standards Update (which we refer to as “ASU 2015-03”), approximately $1.5 million and $2.4 million of unamortized debt issuance costs that were included in the prepaid expenses category of other assets as of December 31, 2015 and 2014 have been reclassified from other assets to notes payable and senior notes in the consolidated balance sheets. ASU 2015-03 did not have an impact on the consolidated balance sheets as of December 31, 2013 and 2012.
(b)	Debt comprises of the following:

	As of March 31,		As of December 31,
(In thousands)	2017	2016	2016	2015	2014	2013	2012
Acquisition (a)	$17,155	$19,505	$19,061	$26,102	$20,254	$11,046	12,274
Development (a)	—	2,128	—	4,701	544	6,018	12,906
Construction (a)	69,846	63,257	67,597	51,683	39,711	13,886	3,932
Bonds (a)	74,550	73,694	74,336	73,480	72,630	—	—

Total	$161,551	$158,584	$160,994	$155,966	$133,139	$30,950	$29,112

(c)	Book value per share is computed by dividing total UCP stockholders’ equity by the net of total shares issued less shares held as treasury shares.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following table presents selected unaudited pro forma combined financial information including consolidated balance sheet and statements of operations, after giving effect to the Merger of Century Communities with UCP, as well as the private offering by Century Communities of $400 million in aggregate principal amount of its 5.875% Senior Notes due 2025, which closed on May 12, 2017. The information for the three months ended March 31, 2017 and the year ended December 31, 2016 under “Statement of Operations Data” in the table below give effect to the Merger as if it had been consummated on January 1, 2016, the beginning of the earliest period presented. The information under “Balance Sheet Data” in the table below assumes the Merger had been consummated on March 31, 2017. This unaudited pro forma combined financial information was prepared using the acquisition method of accounting with Century Communities considered the acquirer of UCP. See “Proposal I: Adoption of the Merger Agreement—Accounting Treatment of the Merger” beginning on page 99.

In addition, the unaudited pro forma combined financial information includes adjustments that are preliminary and may be revised. There can be no assurance that such revisions will not result in material changes. The unaudited pro forma combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company.

The following selected unaudited pro forma condensed combined financial data has been developed from and should be read in conjunction with the respective consolidated financial statements and related notes of each of Century Communities and UCP incorporated by reference into this proxy statement/prospectus, and the more detailed unaudited pro forma condensed combined financial statements, including the notes thereto, appearing elsewhere in this proxy statement/prospectus. See “Where You Can Find More Information” and “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on pages 152 and 123, respectively, of this proxy statement/prospectus.

The following selected unaudited pro forma condensed combined financial data constitutes forward-looking information and is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Risk Factors” and “Cautionary Information Regarding Forward-Looking Statements” beginning on pages 34 and 32, respectively, of this proxy statement/prospectus.

(Amounts in thousands, except per share amounts)
	Three Months Ended March 31, 2017	Year Ended December 31, 2016
Statement of Operations Data:
Total revenue	$322,814	$1,343,808
Income before income tax expense	$16,248	$79,319
Net income available to common stockholders	$12,333	$62,042
Income per common share
Basic	$0.47	$2.44
Diluted	$0.46	$2.37
Balance Sheet Data:
Total assets	$1,518,025	NA
Notes payable and revolving line of credit	$777,948	NA

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

Historical per Share Data for Century Communities Common Stock and UCP Class A Common Stock

The historical per share data for Century Communities Common Stock and UCP Class A Common Stock below is derived from the audited consolidated financial statements of each of Century Communities and UCP as of and for the year ended December 31, 2016, and the unaudited condensed consolidated financial statements of each of Century Communities and UCP as of and for the three months ended March 31, 2017.

Unaudited Pro Forma Combined per Share Data for Century Communities Common Stock

The unaudited pro forma combined per share data for Century Communities Common Stock set forth below gives effect to the Merger as if it had been consummated on January 1, 2016, the beginning of the earliest period presented, in the case of continuing net income per share data, and as of March 31, 2017 and December 31, 2016 in the case of book value per share data, and assuming that each outstanding share of UCP Class A Common Stock had been converted into shares of Century Communities Common Stock based on the Stock Exchange Ratio of 0.2309.

The unaudited pro forma combined per share data for Century Communities Common Stock has been derived from the audited consolidated financial statements of each of Century Communities and UCP as of and for the year ended December 31, 2016, and the unaudited condensed consolidated financial statements of each of Century Communities and UCP as of and for the three months ended March 31 2017.

The unaudited pro forma combined per share data for Century Communities Common Stock has been derived using the acquisition method of accounting. See “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 123 of this proxy statement/prospectus. Accordingly, the pro forma adjustments reflect the assets and liabilities of UCP at their preliminary estimated fair values. Differences between these preliminary estimates and the final values in acquisition accounting will occur and these differences could have a material impact on the unaudited pro forma combined per share information set forth below.

The unaudited pro forma combined per share data for Century Communities Common Stock does not purport to represent the actual results of operations that Century Communities would have achieved had the Merger been completed during these periods or to project the future results of operations that Century Communities may achieve after the Merger.

Unaudited Pro Forma Combined per UCP Equivalent Share Data

The unaudited pro forma combined per UCP equivalent share data set forth below shows the effect of the Merger from the perspective of an owner of UCP Class A Common Stock. The information was calculated by multiplying the unaudited pro forma combined per share data for Century Communities Common Stock by the Stock Exchange Ratio of 0.2309.

Generally

You should read the below information in conjunction with the selected historical consolidated financial data included elsewhere in this proxy statement/prospectus and the historical consolidated financial statements of Century Communities and UCP and related notes that have been filed with the SEC, certain of which are incorporated by reference into this proxy statement/prospectus. See “Selected Historical Consolidated Financial Data of Century Communities,” “Selected Historical Consolidated Financial Data of UCP” and “Where You Can Find More Information” beginning on pages 22, 24 and 152, respectively, of this proxy statement/prospectus. The unaudited pro forma combined per share data for Century Communities Common Stock and the unaudited pro forma combined per UCP equivalent share data is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included in this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 123 of this proxy statement/prospectus.

The following table sets forth certain historical and unaudited pro forma combined per share information for Century Communities and UCP.

	Three Months Ended March 31, 2017	Year Ended December 31, 2016
Century Communities—Historical
Earnings per share:
Basic	$0.40	$2.34
Diluted	$0.40	$2.33
Book value per share of common stock (1)	$22.27	$21.91
Dividends declared per share of common stock	—	—
UCP—Historical
Earnings per share:
Basic	$0.14	$1.16
Diluted	$0.14	$1.15
Book value per share of common stock (2)	$12.84	$12.74
Dividends declared per share of common stock	—	—
Surviving Corporation Unaudited Pro Forma Combined Amounts
Earnings per share:
Basic	$0.47	$2.44
Diluted	$0.46	$2.37
Pro forma book value per share of common stock (3)	$22.34	—
UCP Unaudited Pro Forma Equivalent Per Share Data (4)
Earnings per share:
Basic	$0.11	$0.56
Diluted	$0.11	$0.55
Pro forma book value per share of common stock	$5.16	—

(1)	Calculated by dividing stockholders’ equity of $496.5 million and $473.6 million as of March 31, 2017 and December 31, 2016, respectively, by 22,291,222 and 21,620,544 outstanding shares of Century Communities Common Stock as of March 31, 2017 and December 31, 2016, respectively.
(2)	Calculated by dividing stockholders’ equity of $102.2 million and $100.6 million as of March 31, 2017 and December 31, 2016, respectively, by 7,958,314 and 7,896,488 outstanding shares of UCP Class A Common Stock as of March 31, 2017 and December 31, 2016, respectively.
(3)	Calculated by dividing pro forma stockholders’ equity of $592.7 million by 26,530,554 pro forma outstanding shares of Century Communities Common Stock.
(4)	Amounts calculated by multiplying unaudited pro forma combined per share amounts by the Stock Exchange Ratio in the Merger (0.2309 shares of Century Communities Common Stock for each share of UCP Class A Common Stock). The Stock Exchange Ratio does not include the $5.32 cash portion of the Merger Consideration.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

Century Communities Common Stock is listed for trading on the NYSE under the ticker symbol “CCS.” UCP Class A Common Stock is listed for trading on the NYSE under the ticker symbol “UCP.”

Comparative Per Share Market Price Information

The following table presents the closing prices of UCP Class A Common Stock and Century Communities Common Stock on April 10, 2017, the last trading day before the public announcement of the Merger Agreement, and , 2017, the last practicable trading day prior to the mailing of this proxy statement/prospectus. The table also shows the estimated value of the per share consideration for each share of UCP Class A Common Stock on the relevant date.

Date	UCP Closing Price		Century Communities Closing Price		Exchange Ratio	Estimated Value of the Per Share Consideration (1)
April 10, 2017		$9.30		$26.10	0.2309		$11.35
, 2017	$		$		0.2309	$

(1)	The implied value of the per share consideration for each share of UCP Class A Common Stock represents the sum of $5.32, the cash portion of the Merger Consideration, plus the implied value of the stock portion of the Merger Consideration, based on the closing prices of Century Communities Common Stock of $26.10 on April 10, 2017 and $ on , 2017.

The above table shows only historical comparisons. The market price of UCP Class A Common Stock and Century Communities Common Stock will fluctuate prior to the UCP special meeting and before the consummation of the Merger, which will affect the implied value of the stock portion of the Merger Consideration paid to the UCP stockholders. These comparisons may not provide meaningful information to UCP stockholders in determining whether to adopt the Merger Agreement. UCP stockholders are urged to obtain current market quotations for Century Communities Common Stock and UCP Class A Common Stock and to review carefully the other information contained in, or incorporated by reference into, this proxy statement/prospectus in considering whether to adopt the Merger Agreement. See “Where You Can Find More Information” beginning on page 152 of this proxy statement/prospectus.

Comparative Stock Prices and Dividends

The following table sets forth, for the respective periods of UCP and Century Communities indicated, the high and low sale prices per share of UCP Class A Common Stock and Century Communities Common Stock as reported by the NYSE and cash dividends declared and paid. Neither UCP nor Century Communities has historically paid dividends on its common stock, and neither company presently anticipates paying any dividends on its common stock in the foreseeable future.

	UCP			Century Communities
	High	Low	Dividends Declared and Paid	High	Low	Dividends Declared and Paid
Quarter ended March 31, 2017	$12.60	$9.55	—	$25.40	$20.75	—
Year Ended December 31, 2016
Quarter ended December 31, 2016	$12.05	$8.45	—	$21.60	$16.49	—
Quarter ended September 30, 2016	$9.11	$7.71	—	$24.50	$18.90	—
Quarter ended June 30, 2016	$8.07	$7.00	—	$22.00	$18.76	—
Quarter ended March 31, 2016	$8.40	$5.46	—	$19.95	$14.45	—

	UCP			Century Communities
	High	Low	Dividends Declared and Paid	High	Low	Dividends Declared and Paid
Year Ended December 31, 2015
Quarter ended December 31, 2015	$8.00	$6.39	—	$21.60	$19.20	—
Quarter ended September 30, 2015	$8.44	$6.71	—	$21.51	$17.15	—
Quarter ended June 30, 2015	$9.27	$7.20	—	$18.85	$16.20	—
Quarter ended March 31, 2015	$10.77	$8.08	—	$17.07	$13.47	—
Year Ended December 31, 2014
Quarter ended December 31, 2014	$13.79	$10.28	—	$19.04	$15.48	—
Quarter ended September 30, 2014	$14.11	$11.83	$0.2625	$23.34	$17.19	—
Quarter ended June 30, 2014	$15.08	$13.02	—	$23.40	$20.55	—
Quarter ended March 31, 2014	16.85	14.05	$0.2625	$—	$—	—
Year Ended December 31, 2013
Quarter ended December 31, 2013	15.93	13.60	—	$—	$—	—
Quarter ended September 30, 2013	15.17	12.90	—	$—	$—	—
Quarter ended June 30, 2013	—	—	—	—	—	—
Quarter ended March 31, 2013	—	—	—	—	—	—

CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain certain forecasts and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, revenue enhancements, and competitive positions, growth opportunities, plans and objectives of the management of each of Century Communities and UCP, the Merger and the markets for Century Communities and UCP Class A Common Stock and other matters. Statements in this proxy statement/prospectus and the documents incorporated by reference herein that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. These forward-looking statements, including, without limitation, those relating to the future business prospects, revenues and income of Century Communities and UCP, wherever they occur in this proxy statement/prospectus or the documents incorporated by reference herein, are necessarily estimates reflecting the best judgment of the respective managements of Century Communities and UCP and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in and incorporated by reference into this proxy statement/prospectus.

Words such as “estimate,” “project,” “plan,” “intend,” “expect,” “anticipate,” “believe,” “would,” “should,” “could,” “may,” “will,” “predict,” “potential,” “continue,” “forecast” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this proxy statement/prospectus, including in the section entitled “Risk Factors” beginning on page 34. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include those set forth in Century Communities’ and UCP’s filings with the SEC, including their respective Annual Reports on Form 10-K for 2016 (in the case of UCP, as amended by Amendment Number 1 to the 2016 Annual Report on Form 10-K/A, filed with the SEC on April 28, 2017). These important factors also include those set forth under “Risk Factors,” beginning on page 34, as well as, among others, risks and uncertainties relating to:

•	the uncertainty of the value of the Merger Consideration due to the fixed Stock Exchange Ratio and potential fluctuation in the market price of Century Communities Common Stock;

•	the ownership dilution to each separate company’s stockholders as a result of the issuance of shares of Century Communities Common Stock in the Merger;

•	the failure to obtain necessary UCP stockholder approval for the adoption of the Merger Agreement;

•	the obligation of Century Communities to complete the Merger even if financing is not available or is available only on terms other than those currently anticipated;

•	the failure to satisfy required closing conditions or complete the Merger in a timely manner or at all;

•	the risk that the Merger may not qualify as a reorganization under Section 368(a) of the Code and, as a result, UCP stockholders may be required to pay substantial U.S. federal income taxes;

•	the effect of the announcement of the Merger on each company’s ability to retain and hire key personnel, maintain business relationships, and on operating results and the businesses generally;

•	the effect of restrictions placed on Century Communities’ and UCP’s respective subsidiaries’ business activities and ability to pursue alternatives to the Merger pursuant to the Merger Agreement;

•	the possibility of UCP’s directors and officers having interests in the Merger that are different from, or in addition to, the interests of UCP stockholders generally;

•	the terms and availability of indebtedness Century Communities might incur in connection with the Merger;

•	the potential impact of the Merger on the respective stock prices of UCP and Century Communities and, after the Merger, Century Communities, and the dividends expected to be paid to the respective stockholders of UCP and Century Communities and, after the Merger, Century Communities stockholders in the future;

•	the failure to realize projected cost savings and other benefits from the Merger;

•	the incurrence of significant pre- and post-transaction related costs in connection with the Merger that are, and will be, incurred regardless of whether the Merger is completed;

•	the difference in rights provided to UCP stockholders under the UCP Charter and the UCP Bylaws as compared to the rights UCP stockholders will obtain as Century Communities stockholders under the Century Communities Charter and the Century Communities Bylaws; and

•	the occurrence of any event giving rise to the right of a party to terminate the Merger Agreement.

For a further discussion of these and other risks, contingencies and uncertainties that may impact Century Communities or UCP, and that UCP stockholders should consider prior to deciding whether to vote FOR the adoption of the Merger Agreement, see “Risk Factors” beginning on page 34 of this proxy statement/prospectus and in Century Communities’ and UCP’s other filings with the SEC incorporated by reference into this proxy statement/prospectus.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus as to the forward-looking statements contained in this proxy statement/prospectus, and as of the date of any document incorporated by reference into this proxy statement/prospectus as to any forward-looking statement incorporated by reference herein. Except as provided by federal securities laws, neither Century Communities nor UCP is required to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to Century Communities or UCP or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Century Communities and UCP do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events, except as may be required under applicable federal securities laws.

RISK FACTORS

In deciding how and whether to vote, UCP stockholders should carefully consider the following risk factors and all of the information contained in or incorporated by reference into this proxy statement/prospectus, including but not limited to, the matters addressed in “Cautionary Information Regarding Forward-Looking Statements” beginning on page 32 of this proxy statement/prospectus and the matters discussed under “Item 1A. Risk Factors” of Century Communities’ and UCP’s respective Annual Reports on Form 10-K for the year ended December 31, 2016 (in UCP’s case, as amended by Amendment Number 1 to the 2016 Annual Report on Form 10-K/A, filed with the SEC on April 28, 2017), as updated from time to time in Century Communities’ and UCP’s respective subsequent filings with the SEC, which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 152 of this proxy statement/prospectus.

Risk Factors Relating to the Merger

The Stock Exchange Ratio is fixed and will not be adjusted in the event of any change in either Century Communities’ or UCP’s stock price. Because the market price of Century Communities Common Stock may fluctuate, the value of the Merger Consideration is uncertain.

In the Merger, each share of UCP Class A Common Stock (other than dissenters’ shares or treasury shares held by UCP and any shares of UCP Class A Common Stock owned by any UCP subsidiary, Century Communities or Century Communities subsidiary) will be converted into the right to receive and exchanged for the Merger Consideration, consisting of 0.2309 of a duly authorized, fully paid and nonassessable share of Century Communities Common Stock and $5.32 in cash, without any interest thereon. No fractional shares will be issued in the Merger, and UCP stockholders will receive cash in lieu of any fractional shares.

Because the Stock Exchange Ratio is fixed, the value of the Merger Consideration will depend on the market price of Century Communities Common Stock at the effective time of the Merger. The Stock Exchange Ratio will not be adjusted for changes in the market price of Century Communities Common Stock or UCP Class A Common Stock between the date of signing the Merger Agreement and completion of the Merger. There will be a lapse of time between the date on which UCP stockholders vote on the adoption of the Merger Agreement at the UCP special meeting and the date on which UCP stockholders entitled to receive shares of Century Communities Common Stock actually receive those shares. The value of the Merger Consideration has fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the effective time of the Merger and thereafter. The closing sale price per share of UCP Class A Common Stock as of April 10, 2017, the last trading date before the public announcement of the Merger Agreement, was $9.30, and the closing sale price per share has fluctuated as high as $         and as low as $         between that date and                 , 2017. The closing sale price per share of Century Communities Common Stock as of April 10, 2017, the last trading date before the public announcement of the Merger Agreement, was $26.10, and the closing sale price per share has fluctuated as high as $         and as low as $         between that date and                 , 2017. Accordingly, at the time of the UCP special meeting, the value of the Merger Consideration will not be known. Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in Century Communities’ and UCP’s respective operations and prospects, cash flows, and financial position, market assessments of the likelihood that the Merger will be completed, the timing of the Merger, and regulatory considerations. Moreover, the issuance of additional shares of Century Communities Common Stock in the Merger could depress the per share price of Century Communities Common Stock.

UCP stockholders are urged to obtain current market quotations for shares of Century Communities Common Stock and UCP Class A Common Stock before making a decision on whether to vote FOR the adoption of the Merger Agreement.

Current Century Communities stockholders and UCP stockholders will generally have a reduced ownership and voting interest in Century Communities after the Merger.

Century Communities expects to issue to UCP stockholders approximately 4.2 million shares of Century Communities Common Stock in the Merger (which does not include shares of Century Communities Common Stock issuable in connection with the future vesting of outstanding stock options and restricted stock units of UCP following their conversion into reciprocal stock options and restricted stock units of Century Communities). Based on the expected number of shares of Century Communities Common Stock and UCP Class A Common Stock expected to be outstanding upon the completion of the Merger, current Century Communities stockholders and former UCP stockholders are expected to own approximately 83.2% and 16.4%, respectively, of Century Communities Common Stock.

Century Communities stockholders and UCP stockholders currently have the right to vote for their respective directors and on other matters affecting their respective companies. At the completion of the Merger, each UCP stockholder that receives shares of Century Communities Common Stock and is not already a stockholder of Century Communities will become a stockholder of Century Communities with a percentage ownership that will be smaller than such stockholder’s percentage ownership of UCP prior to the Merger. Correspondingly, each Century Communities stockholder will remain a stockholder of Century Communities with a percentage ownership that will generally be smaller than such stockholder’s percentage of Century Communities prior to the Merger. As a result of these reduced ownership percentages, each of Century Communities and UCP stockholders will generally have less voting power in, and influence on management and policies of, Century Communities after the Merger than they now have in their respective companies.

The Merger is subject to the receipt of certain approvals, including the approval from UCP stockholders as to the Merger Agreement. Failure to obtain these approvals would prevent completion of the Merger.

Before the Merger can be completed, UCP stockholders must adopt the Merger Agreement. There can be no assurance that such approval will be obtained. Failure to obtain the required approval may result in a material delay in, or the abandonment of, the Merger. Any delay in completing the Merger may materially adversely affect the timing and amount of cost savings and other benefits that are expected to be achieved from the Merger.

If Century Communities needs to pursue external financing options to consummate the Merger, the terms of such financing may be less favorable to Century Communities than expected, depending on market conditions.

There is no financing condition under the Merger Agreement, which means that if the conditions to closing are otherwise satisfied or waived, Century Communities is obligated to consummate the Merger whether or not it has sufficient funds to pay the consideration under the Merger Agreement. Century Communities currently intends to pay the cash portion of the Merger Consideration, repay and redeem certain outstanding indebtedness of UCP and its subsidiaries, and pay related fees and expenses in connection with the Merger using cash on hand. If Century Communities needs to pursue external financing options, it may result in unfavorable financing terms that could increase costs and/or materially adversely affect the financing and operating flexibility of the combined company.

The Merger is subject to a number of conditions to the obligations of both Century Communities and UCP to complete the Merger, which, if not fulfilled, or not fulfilled in a timely manner, may result in termination of the Merger Agreement.

The Merger Agreement contains a number of conditions to completion of the Merger, including:

•	the adoption of the Merger Agreement by UCP stockholders at the UCP special meeting (or at any adjournment or postponement thereof);

•	the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, and the absence of any stop order in respect thereof or proceedings initiated or threatened by the SEC for that purpose;

•	the approval for listing on the NYSE of the shares of Century Communities Common Stock issuable to UCP stockholders in the Merger;

•	the exchange of all Series A Units of UCP, LLC held by PICO for shares of UCP Class A Common Stock, and as a result thereof, UCP, LLC being a wholly-owned subsidiary of UCP;

•	the absence of laws, orders, judgments and injunctions that restrain, enjoin or otherwise prohibit completion of the Merger;

•	subject to certain exceptions, the accuracy of the respective representations and warranties of Century Communities and UCP, and compliance by Century Communities and UCP with their respective covenants, contained in the Merger Agreement;

•	the absence of a material adverse effect relating to Century Communities or UCP; and

•	the receipt of a tax opinion from each party’s tax counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Many of the conditions to completion of the Merger are not within either Century Communities’ or UCP’s control, and neither company can predict when or if these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to October 15, 2017, it is possible that the Merger Agreement may be terminated. Although Century Communities and UCP have agreed in the Merger Agreement to use commercially reasonable efforts, subject to certain limitations, to complete the Merger as promptly as practicable, these and other conditions to the completion of the Merger may fail to be satisfied. In addition, satisfying the conditions to and completion of the Merger may take longer, and could cost more, than Century Communities and UCP expect. Neither Century Communities nor UCP can predict whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the Merger for a significant period of time or prevent them from occurring. Any delay in completing the Merger may adversely affect the cost savings and other benefits that Century Communities expects to achieve if the Merger and the integration of the companies’ respective businesses are completed within the expected timeframe.

If the Merger does not qualify as a reorganization under Section 368(a) of the Code, UCP stockholders may be required to pay substantial additional U.S. federal income taxes.

It is a condition to completion of the Merger that Paul, Weiss, tax counsel to UCP, and Greenberg Traurig, tax counsel to Century Communities, each deliver an opinion to both UCP and Century Communities, dated the closing date of the Merger, to the effect that the Merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Each party may waive the requirement to receive such opinions as a condition to such party’s obligation to complete the Merger. These opinions will be based on certain assumptions and representations as to factual matters from Century Communities and UCP, as well as certain covenants and undertakings by Century Communities and UCP, all of which must continue to be true and accurate as of the effective time of the Merger. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate or is violated, one or both of the opinions may not be delivered and, if delivered, the conclusions reached by counsel in their opinions cannot be relied upon and the tax consequences of the Merger could differ from those described in this proxy statement/prospectus. Additionally, an opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court, so there can be no certainty that the IRS will not challenge the conclusions reflected in the opinions or that a court will not sustain such a challenge. If the IRS or a court determines that the Merger does not qualify as a “reorganization,” a U.S. holder of UCP Class A Common Stock would generally recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange equal to the difference between (1) the sum of the amount of cash and the fair market value of the Century Communities Common Stock received by such U.S. holder, and (2) such U.S. holder’s tax basis in the UCP Class A Common Stock surrendered in the exchange. Depending on such holder’s particular circumstances, any such determination could result in such holder being required to pay substantial additional U.S. federal income taxes.

UCP stockholders will not be permitted to recognize loss for U.S. federal income tax purposes in connection with the Merger.

Assuming that the Merger qualifies as a reorganization under Section 368(a) of the Code, a UCP stockholder who surrenders shares of UCP Class A Common Stock in exchange for a combination of Century Communities Common Stock and cash in the Merger will not be permitted to recognize, for U.S. federal income tax purposes, any losses realized in respect of such exchange except as discussed in “Proposal I: Adoption of the Merger Agreement—Material U.S. Federal Income Tax Consequences of the Merger—Cash in Lieu of Fractional Shares.”

Uncertainties associated with the Merger may cause a loss of management personnel and other key employees which could adversely affect the future business and operations of Century Communities following the Merger.

Century Communities and UCP are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. Century Communities’ success after the Merger will depend in part upon its ability to retain key management personnel and other key employees. Current and prospective employees of Century Communities and UCP may experience uncertainty about their roles within Century Communities following the Merger or other concerns regarding the timing and completion of the Merger or the operations of Century Communities following the Merger, any of which may have an adverse effect on the ability of each of Century Communities and UCP to attract or retain key management and other key personnel. Accordingly, no assurance can be given that Century Communities following the Merger will be able to attract or retain key management personnel and other key employees of Century Communities and UCP to the same extent that Century Communities and UCP have previously been able to attract or retain their own employees. If Century Communities is unable to retain key management personnel and other key employees who are critical to the successful integration and future operations of Century Communities following the Merger, Century Communities could face disruptions in its operations, loss of existing customers, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the Merger.

The pendency of the Merger could materially adversely affect the business, financial condition, results of operations or cash flows of Century Communities and UCP.

In connection with the pending Merger, some homebuying customers or vendors of each of Century Communities and UCP may delay or defer decisions on continuing or expanding their business dealings with the companies, which could materially adversely affect the revenues, earnings, cash flows and expenses of Century Communities and UCP, regardless of whether the Merger is consummated. Similarly, current and prospective employees of Century Communities and UCP may experience uncertainty about their future roles with Century Communities following the consummation of the Merger, which may materially adversely affect the ability of each of Century Communities and UCP to attract, retain and motivate key personnel during the pendency of the Merger and which may materially adversely divert attention from the daily activities of Century Communities’ and UCP’s existing employees. In addition, due to operating covenants in the Merger Agreement, UCP may be unable, during the pendency of the Merger, to pursue strategic transactions, undertake certain significant financing transactions and otherwise pursue other actions that are not in the ordinary course of business, even if such actions would prove beneficial. Further, the Merger may give rise to potential liabilities, including those that may result from future stockholder lawsuits relating to the Merger. Any of these matters could materially adversely affect the businesses, financial condition, results of operations and cash flows of Century Communities and UCP.

Completion of the Merger may trigger change in control or other provisions in certain agreements to which UCP is a party.

Completion of the Merger may trigger change in control or other provisions in certain agreements to which UCP is a party. If Century Communities and UCP are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if Century Communities and UCP are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to UCP or the combined company.

The Merger Agreement subjects Century Communities and UCP to restrictions on their business activities prior to the effective time of the Merger.

The Merger Agreement subjects Century Communities and UCP to restrictions on their business activities and obligates Century Communities and UCP to generally operate their businesses in the ordinary course, consistent with past practice, until the effective time of the Merger. These restrictions could prevent Century Communities and UCP from pursuing attractive business opportunities that arise prior to the effective time of the Merger and are outside the ordinary course of business.

The market price of Century Communities Common Stock after the Merger may be affected by factors different from those currently affecting Century Communities Common Stock or UCP Class A Common Stock.

Upon consummation of the Merger, UCP stockholders will become holders of Century Communities Common Stock. The business of Century Communities differs from that of UCP in important respects and, accordingly, the results of operations of the combined company and the market price of shares of Century Communities Common Stock following the Merger may be affected by factors different from those currently affecting the independent operations of Century Communities and UCP. For a discussion of the businesses of Century Communities and UCP and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement/prospectus referred to under “Where You Can Find More Information” beginning on page 152 of this proxy statement/prospectus.

UCP’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of UCP stockholders generally.

In considering the recommendation of the UCP Board that UCP stockholders vote FOR the adoption of the Merger Agreement, UCP stockholders should be aware and take into account the fact that certain UCP directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of UCP stockholders generally and that may create potential conflicts of interest. These include severance rights, rights to continuing indemnification and directors’ and officers’ liability insurance and accelerated vesting of certain restricted stock awards. See “Proposal I: Adoption of the Merger Agreement—Interests of Certain UCP Directors and Officers in the Merger” beginning on page 92 of this proxy statement/prospectus for a more detailed description of these interests. The UCP Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation of, the Merger, in approving the Merger Agreement and in recommending that UCP stockholders vote FOR the adoption of the Merger Agreement and FOR the adjournment proposal.

The Merger Agreement limits UCP’s ability to pursue alternatives to the Merger and may discourage other companies from trying to acquire UCP.

The Merger Agreement contains “no shop” provisions that restricts UCP’s ability to solicit or initiate discussions with third parties regarding other proposals to acquire UCP, and UCP has agreed to certain terms and conditions relating to its ability to respond to, enter into discussion and negotiation with respect to, and approve and accept, certain unsolicited proposals that constitute or are reasonably likely to lead to a superior proposal. In addition, Century Communities generally has an opportunity to offer to modify the terms of the Merger Agreement in response to any competing acquisition proposals before the UCP Board may withdraw or qualify its recommendation to UCP stockholders in favor of the adoption of the Merger Agreement. The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances, including termination by UCP to enter into a definitive agreement for a proposal that constitutes a superior proposal, UCP will be required to pay Century Communities a cash termination fee of $7,050,000.

These provisions could discourage a potential third-party acquirer that might have an interest in acquiring all or a significant portion of UCP from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or total value than the total Merger Consideration to be paid by Century Communities and received by UCP stockholders in the Merger. These provisions might also result in a potential third-party acquirer proposing to pay a lower price to UCP stockholders than such third-party acquirer might otherwise have proposed to pay because of the added expense of the termination fee. See “Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 109 of this proxy statement/prospectus.

Failure to complete the Merger could negatively impact Century Communities’ or UCP’s stock price and have a material adverse effect on their results of operations, cash flows and financial position.

If the Merger is not completed for any reason, including as a result of UCP stockholders failing to adopt the Merger Agreement, the ongoing businesses of Century Communities and UCP may be materially adversely affected and, without realizing any of the benefits of having completed the Merger, Century Communities and UCP would be subject to a number of risks, including the following:

•	Century Communities and UCP may experience negative reactions from the financial markets, including negative impacts on their respective stock prices;

•	Century Communities and UCP and their respective subsidiaries may experience negative reactions from their respective homebuying customers, vendors, regulators and employees;

•	Century Communities and UCP will still be required to pay certain significant costs relating to the Merger, such as legal, accounting and financial advisor fees, employee benefit costs, and filing and printing fees;

•	UCP may be required to pay the $7,050,000 cash termination fee as required by the Merger Agreement;

•	the Merger Agreement places certain restrictions on the conduct of the respective businesses pursuant to the terms of the Merger Agreement, which may have delayed or prevented the respective companies from undertaking business opportunities that, absent the Merger Agreement, may have been pursued;

•	matters relating to the Merger (including integration planning) require substantial commitments of time and resources by each company’s management, which could have resulted in the distraction of each company’s management from ongoing business operations and pursing other opportunities that could have been beneficial to the companies; and

•	litigation related to any failure to complete the Merger or related to any enforcement proceeding commenced against Century Communities or UCP to perform their respective obligations under the Merger Agreement.

If the Merger is not completed, the risks described above may materialize and they may have a material adverse effect on Century Communities’ or UCP’s results of operations, cash flows, financial position and stock prices.

Failure to complete the Merger could negatively affect the ability of UCP to refinance its 8.5% Senior Notes due 2017 before maturity.

UCP’s 8.5% Senior Notes due 2017 (which we refer to as the “2017 Notes”) have an aggregate outstanding principal amount of $75 million and mature on October 21, 2017. This significant maturity represents approximately 46.2% of UCP’s outstanding debt (including capital lease obligations but excluding intercompany liabilities) as of March 31, 2017. If the Merger is not completed before the 2017 Notes become due, UCP will have to satisfy this maturity, and UCP’s ability to do so will depend on its future operating performance and financial results, which will be subject, in part, to factors beyond UCP’s control, including interest rates and general economic, financial and competitive conditions. UCP’s sources of capital to satisfy this maturity may include retained capital, the issuance of equity securities, debt financing and refinancing and asset sales or a combination of any of the foregoing. However, no assurance can be given that any of these sources of capital will be available to UCP on favorable terms, or at all, or that such sources will enable UCP to be able to satisfy the maturity of the 2017 Notes. Any refinancing of the 2017 Notes may be on terms less favorable than those applicable to the 2017 Notes. As a result, UCP can provide no assurance that it will be able to refinance or repay the 2017 Notes as UCP currently anticipates or at all. UCP’s failure to refinance or repay the 2017 Notes at their stated maturity would have a material adverse impact on UCP’s financial condition, results of operations, cash flow, liquidity, the market price of UCP Class A Common Stock and UCP’s ability to achieve its objectives.

In addition, the restrictions on the conduct of UCP’s business under the Merger Agreement generally inhibit incurring new indebtedness outside the ordinary course, which may limit UCP’s ability to refinance the 2017 Notes before the earlier of the completion of the Merger or termination of the Merger Agreement. Although UCP and Century Communities have agreed to certain exceptions to these restrictions permitting UCP to negotiate, enter into and incur certain fees under (but not draw on) replacement credit facilities between signing and closing, there can be no assurance that UCP will be able to negotiate or enter into any such replacement facilities prior to a potential termination of the Merger Agreement or that UCP will be able to otherwise refinance the 2017 Notes on commercially acceptable terms or at all between any potential termination of the Merger Agreement and the maturity of the 2017 Notes.

Negative publicity related to the Merger may materially adversely affect Century Communities and UCP.

Political and public sentiment in connection with a proposed combination may result in a significant amount of adverse press coverage and other adverse public statements affecting the parties to the Merger. Adverse press coverage and public statements, whether or not driven by political or popular sentiment, may also result in legal claims or in investigations by regulators, legislators and law enforcement officials. Responding to these investigations and lawsuits, regardless of the ultimate outcome of the proceedings, can divert the time and effort of senior management from operating their businesses. Addressing any adverse publicity, governmental scrutiny or enforcement of other legal proceedings is time-consuming and expensive and, regardless of the factual basis for the assertions being made, could have a negative effect on the reputation of Century Communities and UCP, on the morale of their employees and on their relationships with regulators. It may also have a negative impact on their ability to take timely advantage of various business and market opportunities. All of these factors may materially adversely affect Century Communities’ and UCP’s respective business and cash flows, financial condition and results of operations.

The unaudited pro forma condensed combined financial statements and the unaudited prospective financial information prepared by Century Communities and UCP included in this proxy statement/prospectus are based on a number of preliminary estimates and assumptions and the actual results of operations, cash flows and financial position of Century Communities after the Merger may differ materially.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Century Communities’ actual results of operations, cash flows and financial position would have been had the Merger been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the UCP identifiable assets to be acquired and liabilities to be assumed at fair value, and the resulting goodwill to be recognized. The purchase price allocation reflected is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets acquired and liabilities assumed in the Merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. The unaudited pro forma condensed combined financial information is also based on a number of other estimates and assumptions, including estimates and assumptions of the type and terms of debt to be incurred to pay the related fees and expenses. If the type or terms of the new debt actually incurred differ materially from the estimates and assumptions set out in the accompanying unaudited pro forma condensed combined financial information, Century Communities’ actual results and financial condition after the completion of the Merger could differ materially from the results and financial condition contemplated by the unaudited pro forma condensed combined financial information.

The unaudited prospective financial information prepared by Century Communities and UCP in this proxy statement/prospectus was prepared for each company’s internal purposes and is presented in this proxy statement/prospectus because such forecasts were furnished to the Century Communities Board, the UCP Board and their respective financial advisors. The unaudited prospective financial information is based on numerous variables and assumptions that are inherently uncertain and are beyond the control of each company’s management team, including assumptions with respect to macro-economic trends, interest rates and anticipated growth rates, and is not necessarily indicative of what each company’s actual results of operations, cash flows or financial position would be on the dates indicated. The assumptions used in preparing these forecasts may not prove to be accurate and other factors may affect Century Communities’ actual results and financial condition after the completion of the Merger, which may cause Century Communities’ actual results and financial condition to differ materially from the estimates contained in the unaudited prospective financial information prepared by Century Communities and UCP.

The shares of Century Communities Common Stock to be received by UCP stockholders upon completion of the Merger will have different rights from shares of UCP Class A Common Stock.

Upon completion of the Merger, UCP stockholders will no longer be stockholders of UCP. Instead, former UCP stockholders will become stockholders of Century Communities and their rights as Century Communities stockholders will be governed by the terms of the Century Communities Charter and the Century Communities Bylaws. The terms of the Century Communities Charter and the Century Communities Bylaws are in some respects materially different than the terms of the UCP Charter and the UCP Bylaws, which currently govern the rights of UCP stockholders. See “Comparison of Stockholder Rights” beginning on page 138 of this proxy statement/prospectus for a discussion of the different rights associated with shares of Century Communities Common Stock and shares of UCP Class A Common Stock.

Potential litigation instituted against UCP and its directors challenging the proposed Merger may prevent the Merger from becoming effective within the expected timeframe or at all.

Potential litigation related to the Merger may result in injunctive or other relief prohibiting, delaying or otherwise adversely affecting UCP’s ability to complete the Merger. Such relief may prevent the Merger from becoming effective within the expected timeframe or at all. In addition, defending against such claims may be expensive and divert management’s attention and resources, which could adversely affect the respective businesses of UCP and Century Communities.

Risk Factors Relating to Century Communities Following the Merger

Century Communities may be unable to successfully integrate the businesses of Century Communities and UCP successfully or realize the anticipated benefits of the Merger.

The Merger involves the combination of two companies that currently operate as independent public companies. Century Communities will be required to devote significant management attention and resources to integrating the business practices and operations of Century Communities and UCP. Potential difficulties that Century Communities may encounter as part of the integration process include the following:

•	the inability to successfully combine the businesses of Century Communities and UCP in a manner that permits Century Communities to achieve, on a timely basis, or at all, the enhanced revenue opportunities and cost savings and other benefits anticipated to result from the Merger;

•	complexities associated with managing the combined businesses, including difficulty addressing possible differences in corporate cultures and management philosophies and the challenge of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on homebuying customers, suppliers, employees and other constituencies; and

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the Merger.

In addition, Century Communities and UCP have operated and, until the completion of the Merger will continue to operate, independently. It is possible that the integration process could result in:

•	diversion of the attention of each company’s management; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies.

Any of these issues could adversely affect each company’s ability to maintain relationships with homebuying customers, suppliers, employees and other constituencies or achieve the anticipated benefits of the Merger, or could reduce each company’s earnings or otherwise adversely affect the business and financial results of Century Communities following the Merger.

Century Communities may be unable to realize anticipated cost synergies and expects to incur substantial expenses related to the Merger, which could have a material adverse effect on Century Communities’ business, financial condition and results of operations.

Following the consummation of the Merger, Century Communities expects to realize annualized cost synergies of approximately $5.0 million beginning in 2018.

While Century Communities believes these cost synergies are achievable, Century Communities’ ability to achieve such estimated cost synergies in the timeframe described, or at all, is subject to various assumptions by Century Communities’ management, which may or may not be realized, as well as the incurrence of other costs in Century Communities’ operations that offset all or a portion of such cost synergies. As a consequence, Century Communities may not be able to realize all of these cost synergies within the timeframe expected or at all. In addition, Century Communities may incur additional and/or unexpected costs in order to realize these cost synergies. Failure to achieve the expected cost synergies could significantly reduce the expected benefits associated with the Merger and adversely affect Century Communities.

In addition, Century Communities has incurred and will incur substantial expenses in connection with the negotiation and consummation of the transactions contemplated by the Merger Agreement, including the costs and expenses of filing this proxy statement/prospectus with the SEC.

Century Communities expects to continue to incur non-recurring costs associated with consummating the Merger, combining the operations of the two companies and achieving the desired cost synergies. These fees and costs have been, and will continue to be, substantial. The substantial majority of non-recurring expenses will consist of transaction costs related to the Merger and include, among others, fees paid to legal, accounting and financial advisors, employee benefit costs, and filing and printing fees.

These costs described above, as well as other unanticipated costs and expenses, could have a material adverse effect on the financial condition and operating results of Century Communities following the consummation of the Merger and many of these costs will be borne by Century Communities even if the Merger is not consummated.

The future results of Century Communities following the Merger will suffer if Century Communities does not effectively manage its expanded operations.

Following the Merger, the size of the business of Century Communities will increase significantly beyond the current size of either Century Communities’ or UCP’s business. Century Communities’ future success will depend, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that Century Communities will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the Merger.

Century Communities and UCP face competition, which is expected to intensify and which may reduce the market share and profits of Century Communities after consummation of the Merger.

Competition in the homebuilding industry is intense, and there are relatively low barriers to entry in the industry. Homebuilders compete for, among other things, home buying customers, desirable land parcels, financing, raw materials and skilled labor. Increased competition could hurt Century Communities’ and UCP’s businesses, as it could prevent both companies from acquiring attractive land parcels on which to build homes or make such acquisitions more expensive, hinder their market share expansion and lead to pricing pressures on their homes that may adversely impact their margins and revenues. If Century Communities is unable to successfully compete following the Merger, its business, prospects, liquidity, financial condition and results of operations could be materially and adversely affected.

Following the consummation of the Merger, Century Communities’ competitive position could be weakened by strategic alliances or consolidation within the advisory services industry or the development of new technologies. Century Communities’ ability to compete successfully will depend on how well it markets its products and services and on its ability to anticipate and respond to various competitive factors affecting the industry, including changes in consumer preferences or demographics, and changes in the product offerings or pricing strategies of Century Communities’ competitors.

After the consummation of the Merger, competition could materially adversely affect Century Communities in several ways, including (i) the loss of customers and market share, (ii) Century Communities’ need to lower prices or increase marketing expenses to remain competitive and (iii) the loss of business relationships within Century Communities’ existing markets.

The market price of Century Communities Common Stock may decline in the future as a result of the sale of such shares held by former UCP stockholders or current Century Communities stockholders or due to other factors.

Based on the number of shares of UCP Class A Common Stock outstanding as of April 10, 2017, and adjusted for unvested stock awards of UCP that vest prior to the Merger and the exchange of all Series A Units of

UCP, LLC held by PICO for shares of UCP Class A Common Stock immediately prior to the effective time of the Merger, Century Communities expects to issue approximately 4.2 million shares of Century Communities Common Stock to UCP stockholders in the Merger (which does not include shares of Century Communities Common Stock issuable in connection with the future vesting of outstanding stock options and restricted stock units of UCP following their conversion into reciprocal stock options and restricted stock units of Century Communities). Upon the receipt of Century Communities Common Stock as Merger Consideration, former holders of shares of UCP Class A Common Stock may seek to sell the Century Communities Common Stock delivered to them. Current Century Communities stockholders may also seek to sell Century Communities Common Stock held by them following, or in anticipation of, consummation of the Merger. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of Century Communities Common Stock, may affect the market for, and the market price of, Century Communities Common Stock in an adverse manner. None of these stockholders are subject to “lock-up” or “market stand off” agreements.

The market price of Century Communities Common Stock may also decline in the future as a result of the consummation of the Merger for a number of other reasons, including:

•	the unsuccessful integration of UCP into Century Communities;

•	the failure of Century Communities to achieve the anticipated benefits of the Merger, including financial results (and any associated cost synergies), as rapidly as or to the extent anticipated;

•	decreases in Century Communities’ financial results before or after the consummation of the Merger; and

•	general market or economic conditions unrelated to Century Communities’ performance.

These factors are, to some extent, beyond the control of Century Communities.

Century Communities is expected to incur substantial expenses related to the Merger and integration.

Century Communities is expected to incur substantial expenses in connection with the Merger and the related integration. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, sales, payroll, pricing and benefits. While Century Communities has assumed that a certain level of expenses will be incurred, there are many factors beyond its control that could affect the total amount or the timing of the integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. These expenses could, particularly in the near term, exceed the savings that Century Communities expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings. These integration expenses likely will result in Century Communities taking significant charges against earnings following the completion of the Merger, and the amount and timing of such charges are uncertain at present.

Century Communities may not be able to continue to grow through acquisitions.

In the past, Century Communities has sought growth through acquisitions of, or significant investments in, businesses that offer complementary products and services or otherwise support its growth objectives. However, following the consummation of the Merger, Century Communities cannot assure you that it will continue to identify attractive acquisition targets and consummate acquisitions. Upon consummation of the Merger and the incurrence of debt in connection therewith, Century Communities’ anticipated level of indebtedness will be significantly higher than prior to the consummation of the Merger. As a result, Century Communities cannot assure you that it will be able to arrange financing for future acquisitions on terms acceptable to it. In addition, the combined company will be a substantially larger company than Century Communities is at this time and may face additional scrutiny in connection with federal and state governmental approvals in connection with any future acquisitions of attractive targets and may not be able to obtain such approvals at all. The realization of any of these risks could adversely affect Century Communities’ business.

Following the consummation of the Merger, Century Communities will be bound by all of the obligations and liabilities of both companies.

Following the consummation of the Merger, Century Communities will become bound by all of the obligations and liabilities of UCP in addition to Century Communities’ obligation and liabilities existing prior to the consummation of the Merger. Neither Century Communities nor UCP can predict the financial condition of Century Communities at the time of the combination or the ability of Century Communities to satisfy its obligations and liabilities.

The Merger may result in a loss of suppliers or strategic alliances and may result in the termination of existing contracts.

Following the Merger, some of the suppliers or strategic partners of Century Communities or UCP, as historical businesses, may terminate or scale back their business relationship with Century Communities. Century Communities and UCP have contracts with suppliers, vendors, and other business partners which may require Century Communities or UCP to obtain consents from these other parties in connection with the Merger, which may not be obtained at all or on favorable terms. If supplier relationships or strategic alliances are adversely affected by the Merger, or if Century Communities, following the Merger, loses the benefits of the contracts of Century Communities or UCP, Century Communities’ business and financial performance could suffer.

Century Communities may have to make additional contributions following completion of the Merger to fund its pension and other post-retirement benefit plans, including UCP plans.

Century Communities and UCP and their respective subsidiaries currently maintain and contribute to defined benefit pension plans and other post-retirement benefit plans that cover various categories of employees and retirees. The obligation to make contributions to fund benefit obligations under these pension and other post-retirement benefit plans is based on actuarial valuations, which are based on certain assumptions, including the long-term return on plan assets and the discount rate. Century Communities may have to make additional contributions following completion of the Merger to fund its pension and other post-retirement benefit plans, including any such UCP plans. Additional contributions could have a material adverse effect on the results of operations, cash flows and financial position of Century Communities.

Century Communities’ level of indebtedness could increase if it continues to acquire additional businesses and make strategic investments.

On May 12, 2017, Century Communities completed a private offering of $400 million in aggregate principal amount of its 5.875% Senior Notes due 2025 (the “May 2017 Notes”) at an issue price of 100%, which resulted in net proceeds of approximately $395.0 million after offering costs. The May 2017 Notes were sold and issued in a private offering, exempt from the registration requirements of the Securities Act, to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and to certain non-U.S. persons in transactions outside the United States in reliance on Regulation S under the Securities Act. Utilizing the net proceeds from the offering of the May 2017 Notes, upon consummation of the Merger, Century Communities intends to (i) repay UCP’s outstanding indebtedness of approximately $161.6 million, which approximates its fair value, and (ii) pay the cash portion of the Merger Consideration (in the aggregate amount of approximately $97.7 million) to UCP stockholders in connection with the Merger. As of March 31, 2017, Century Communities’ consolidated indebtedness, on a pro forma basis after taking into account the foregoing transactions described above, would be approximately $777.9 million.

Century Communities expects to continue to evaluate the possibility of acquiring additional businesses and making strategic investments, and Century Communities may elect to finance these endeavors by incurring additional indebtedness. Moreover, to respond to competitive challenges, Century Communities may be required to raise substantial additional capital to finance new product offerings. As a result, Century Communities’ indebtedness could increase relative to the level of indebtedness at the closing of the Merger, and the related risks that Century Communities faces could intensify.

Century Communities’ anticipated level of indebtedness following the consummation of the Merger, together with any additional indebtedness it may incur in the future, could adversely affect Century Communities in a number of ways. For example, the anticipated level of indebtedness or any additional financing could or will:

•	make it more difficult for Century Communities to pay or refinance its debts as they become due during adverse economic, financial market and industry conditions;

•	require Century Communities to use a larger portion of its cash flow for debt service, reducing funds available for other purposes;

•	cause Century Communities to be less able to take advantage of business opportunities, such as acquisition opportunities, and to react to changes in market or industry conditions;

•	increase Century Communities’ vulnerability to adverse economic, industry or competitive developments;

•	affect Century Communities’ ability to obtain additional financing, particularly as substantially all of Century Communities’ assets will be subject to liens securing certain of its indebtedness;

•	decrease Century Communities’ profitability and/or cash flow or require Century Communities to dispose of significant assets in order to satisfy its debt service and other obligations if it is not able to satisfy these obligations from cash from operations or other sources;

•	cause Century Communities to be disadvantaged compared to competitors with less leverage; and

•	limit Century Communities’ ability to borrow additional funds in the future to fund working capital, capital expenditures and other general corporate purposes.

The terms of Century Communities’ indebtedness as of the date of this proxy statement/prospectus and following the consummation of the Merger are expected to include covenants that, among other things, restrict Century Communities’ ability to: (i) dispose of assets; (ii) incur additional indebtedness; (iii) incur guarantee obligations; (iv) prepay certain other indebtedness or amend other financing arrangements; (v) pay dividends; (vi) create liens on assets; (vii) enter into sale and leaseback transactions; (viii) make investments, loans or advances; (ix) make acquisitions; (x) engage in mergers or consolidations; (xi) change the business conducted; and (xii) engage in certain transactions with affiliates. In addition, under its existing revolving credit facility, Century Communities is subject to financial maintenance covenants requiring that its leverage levels not exceed specified levels and that it maintain at least a specified interest coverage ratio. Century Communities’ failure to comply with any of these covenants could result in an event of default that, if not cured or waived, could result in the acceleration of certain of its debt, which could have a material adverse effect on Century Communities’ business, financial condition and results of operations.

Century Communities may not be able to service all of its indebtedness and may be forced to take other actions to satisfy its obligations under its indebtedness, which may not be successful. Century Communities’ failure to meet its debt service obligations could have a material adverse effect on Century Communities’ business, financial condition and results of operations.

Century Communities estimates that the annual cash interest payments on the combined company’s debt, following the consummation of the Merger would be approximately $50.1 million, which can fluctuate depending on changes in interest rates. Century Communities depends on cash on hand and cash flows from operations to make scheduled debt payments. Century Communities expects to be able to meet the estimated cash interest payments on the combined company’s debt following the Merger through a combination of (i) the expected cash flows from operations of the combined company, (ii) cash generated from the sale of non-core assets, and (iii) to a limited extent, the undrawn capacity under its revolving credit facility. However, Century Communities’ ability to generate sufficient cash flow from operations of the combined company and to utilize other methods to make scheduled payments will depend on a range of economic, competitive and business factors, many of which are outside of its control. However, there can be no assurance that these sources will be adequate. If Century Communities is unable to service its indebtedness and fund its operations, Century Communities will be forced to adopt an alternative strategy that may include:

•	limiting its growth;

•	seeking additional capital;

•	selling assets; or

•	restructuring or refinancing its indebtedness.

Even if Century Communities adopts an alternative strategy, the strategy may not be successful and Century Communities may be unable to service its indebtedness and fund its operations, which could have a material adverse effect on Century Communities’ business, financial condition or results of operations.

The enactment of proposed legislation in California could materially impact the combined company’s financial position and results of operations following the Merger.

On January 23, 2017, California Assembly Bill No. 199 (which we refer to as “AB 199”) was proposed in the California legislature. Interpreted broadly, the initial version of AB 199 mandated the payment of prevailing wages for newly constructed and privately financed housing in California. As originally proposed, such a mandate would significantly increase the costs of construction in California, which would make certain projects in California economically infeasible. On April 6, 2017, the text of AB 199 was amended to exempt private residential projects. There can be no assurance, however, that AB 199 will not be subsequently amended to include private residential projects in the future. Due to UCP’s existing homebuilding activities in California, the enactment of AB 199 or other similar legislation may adversely affect the combined company’s financial position and results of operations following the Merger.

Other Risk Factors Relating to Century Communities and UCP

As a result of entering into the Merger Agreement, Century Communities’ and UCP’s businesses are and will be subject to the risks described above. In addition, Century Communities and UCP are, and following completion of the Merger, Century Communities will continue to be, subject to the risks described in Century Communities’ and UCP’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2016 (in UCP’s case, as amended by Amendment Number 1 to the 2016 Annual Report on Form 10-K/A, filed with the SEC on April 28, 2017), as updated from time to time in their subsequent filings with the SEC, including those incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 152 of this proxy statement/prospectus.

THE COMPANIES

Century Communities, Inc.

Century Communities is engaged in the development, design, construction, marketing and sale of single-family attached and detached homes in metropolitan areas in Colorado, Austin and San Antonio, Texas (which we refer to as “Central Texas”), Houston, Texas, Las Vegas, Nevada, Atlanta, Georgia, Salt Lake City, Utah, and Charlotte, North Carolina. In many of its projects, in addition to building homes, Century Communities is responsible for the entitlement and development of the underlying land. Century Communities’ homebuilding operations are organized into the following seven operating segments based on the geographic markets in which it operates: Atlanta, Central Texas, Charlotte, Colorado, Houston, Nevada, and Utah. Additionally, Century Communities’ wholly owned subsidiaries, Inspire Home Loans Inc. and Parkway Financial Group LLC, which provide mortgage and title services to its home buyers, respectively, have been identified as its Financial Services operating segment.

Century Communities builds and sells an extensive range of home types across a variety of price points. Its emphasis is on acquiring well located land positions and offering quality homes with innovative design elements. The core of its business plan is to acquire and develop land strategically, based on its understanding of population growth patterns, entitlement restrictions and infrastructure development. Century Communities focuses on locations within its markets with convenient access to metropolitan areas that are generally characterized by diverse economic and employment bases and demographics and increasing populations. Century Communities believes these conditions create strong demand for new housing, and these locations represent what it believes to be attractive opportunities for long-term growth. Century Communities also seeks assets that have desirable characteristics, such as good access to major job centers, schools, shopping, recreation and transportation facilities, and it strives to offer a broad spectrum of product types in these locations. Product development and customer service are key components of the lifestyle connection Century Communities seeks to establish with each individual homebuyer. Century Communities’ construction expertise across an extensive product offering allows it flexibility to pursue a wide array of land acquisition opportunities and appeal to a broad range of potential homebuyers, from entry-level to first- and second-time move-up buyers and lifestyle homebuyers. Additionally, Century Communities believes its diversified product strategy enables it to adapt quickly to changing market conditions and to optimize returns while strategically reducing portfolio risk.

During the year ended December 31, 2016, Century Communities delivered 2,825 homes, with an average sales price of $346.5 thousand. During the same period, it generated approximately $978.7 million in home sales revenue, approximately $73.1 million in income before tax expense, and approximately $49.5 million in net income. For the year ended December 31, 2016, Century Communities’ net new home contracts totaled 2,860 homes, a 21.4% increase over the same period in 2015. On December 31, 2016, Century Communities had a backlog of 749 sold but unclosed homes, consisting of approximately $302.8 million in sales value, a 11.7% increase over the same period in 2015. Its results of operations are significantly impacted by its acquisitions of Peachtree Communities Group, Inc. and its affiliates and subsidiaries in November 2014, Grand View Builders in August 2014, and Las Vegas Land Holdings, LLC in April 2014. Subsequent to the acquisitions, these operations became Century Communities’ Atlanta, Houston and Nevada operating segments, respectively.

During 2016, Century Communities also invested for future growth through (i) its entrance into the Utah and North Carolina markets, (ii) commencing its wholly-owned financing operations, Parkway Financial Group, and (iii) acquiring a 50% ownership in Wade Jurney Homes. Century Communities also continued to expand its future pipeline of land positions as it increased its total lots owned and under control from 13,160 as of December 31, 2015 to 18,296 as of December 31, 2016.

Century Communities’ principal executive offices are located at 8390 East Crescent Parkway, Suite 650, Greenwood Village, Colorado 80111. Its main telephone number is (303) 770-8300.

UCP, Inc.

UCP is a homebuilder and land developer with expertise in residential land acquisition, development and entitlement, as well as home design, construction and sales. UCP operates in the states of California, Washington, North Carolina, South Carolina and Tennessee. UCP designs, constructs and sells high quality single-family homes through Benchmark Communities, LLC (which we refer to as “Benchmark Communities”), its wholly owned homebuilding subsidiary. Prior to completion of its IPO, UCP operated as a wholly owned subsidiary of PICO Holdings, Inc., a NASDAQ-listed, diversified holding company. Subsequent to UCP’s IPO, PICO holds a majority of the voting power of UCP, Inc. and of the economic interests of UCP, LLC, the subsidiary through which UCP operates its business under the name UCP.

UCP has segmented its operating activities into two geographical regions and currently has homebuilding reportable segments and land development reportable segments in the West and Southeast.

In California, UCP primarily operates in the Central Valley area (Fresno and Madera counties), the Monterey Bay area (Monterey County), the South San Francisco Bay area (Santa Clara and San Benito counties) and in Southern California (Los Angeles, Ventura and Kern counties). In Washington State, it operates in the Puget Sound area (King, Snohomish, Thurston and Kitsap counties). In North Carolina, it operates in the Charlotte and Raleigh areas (Mecklenburg, Iredell, Union, Chatham counties). In South Carolina, UCP operates in the Myrtle Beach area (Horry County). In Tennessee, it operates in the Nashville area (Davidson, Rutherford, Wilson and Sumner counties).

UCP believes that these markets have attractive residential real estate investment characteristics, such as favorable long-term population demographics, consumer demand for single-family housing that often exceeds available supply, large and growing employment bases, and the ability to generate above-average investment returns. It continues to experience significant homebuilding and land development opportunities in its current markets and is evaluating potential expansion opportunities in other markets that it believes have attractive long-term investment characteristics.

UCP actively sources, evaluates and acquires land for residential real estate development and homebuilding. For each of its real estate assets, it periodically analyzes ways to maximize value by either (i) building single-family homes and marketing them for sale under its Benchmark Communities brand or (ii) completing entitlement work and horizontal infrastructure development and selling lots to third-party homebuilders. It performs this analysis using a disciplined analytical process, which UCP believes is a differentiating component of its business strategy.

UCP builds homes through its wholly owned homebuilding subsidiary, Benchmark Communities, LLC. Benchmark Communities operates under the principle that “Everything Matters!” This principle underlies all phases of UCP’s new home sale and construction process including planning, design, construction, marketing, sales and the customer experience. UCP is diversified by product offering, which it believes reduces its exposure to any particular market or customer segment. UCP decides to target specific and identifiable buyer segments by project and geographic market, in part dictated by each particular asset, its location, topography and competitive market positioning, and the amenities of the surrounding area and the community in which it is located.

UCP believes that its sizable inventory of well-located land provides it with a significant opportunity to develop communities and design, construct and sell homes under its Benchmark Communities brand. UCP expects that homebuilding and home sales will constitute its primary means of generating revenue growth for the foreseeable future.

UCP’s principal executive offices are located at 99 Almaden Boulevard, Suite 400, San Jose, California 95113. Its telephone number is (408) 207-9499.

Merger Sub

Casa Acquisition Corp., a wholly-owned subsidiary of Century Communities, is a Delaware corporation that was formed on April 7, 2017 for the sole purpose of effecting the Merger. In the Merger, UCP will be merged with and into Merger Sub, with Merger Sub surviving the Merger. As a result of the Merger, Merger Sub, together with the legacy business and subsidiaries of UCP, will become direct and indirect wholly-owned subsidiaries of Century Communities.

Merger Sub’s principal executive offices and its telephone number are the same as those of Century Communities.

UCP SPECIAL MEETING

UCP is providing this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies to be voted at the UCP special meeting (or any adjournment or postponement of the UCP special meeting). This proxy statement/prospectus contains important information for you to consider when deciding how and whether to vote on the matters brought before the UCP special meeting. Please read it carefully and in its entirety.

Date, Time and Location

The date, time and place of the UCP special meeting are set forth below:

Date:                         , 2017

Time:                 a.m., local time

Place:

Purpose

At the UCP special meeting, UCP stockholders will vote on:

•	Proposal I: a proposal to adopt the Merger Agreement, pursuant to which UCP will merge with and into Merger Sub, with Merger Sub continuing as the surviving corporation in such Merger, such that the separate corporate existence of UCP will cease to exist, UCP no longer will be a publicly traded company, and the legacy business and subsidiaries of UCP, will become direct and indirect wholly-owned subsidiaries of Century Communities; and

•	Proposal II: the adjournment proposal.

The adoption by UCP stockholders of the Merger Agreement is a condition to the obligations of Century Communities and of UCP to complete the Merger. The approval of the adjournment proposal is not a condition to the obligations of Century Communities or of UCP to complete the Merger.

Recommendation of the UCP Board of Directors

In evaluating the Merger and other transactions contemplated by the Merger Agreement, the UCP Board consulted with UCP senior management and UCP’s outside legal counsel and financial advisor. After consideration, the UCP Board, at a meeting duly held on April 10, 2017, at which all of the members of the UCP Board were present, unanimously determined that the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Merger, are fair to, and in the best interests of, UCP and its stockholders, and approved and declared advisable the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the proposed Merger. For more information regarding the factors considered by the UCP Board in reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, see “Proposal I: Adoption of the Merger Agreement—UCP’s Reasons for the Merger; Recommendation of the UCP Board of Directors” beginning on page 70 of this proxy statement/prospectus.

The UCP Board recommends that UCP stockholders vote FOR the adoption of the Merger Agreement and FOR the adjournment proposal.

Record Date; Outstanding Shares; Stockholders Entitled to Vote

UCP has two classes of voting stock issued and outstanding, the UCP Class A Common Stock and the UCP Class B Common Stock, which generally vote together as a single class on all matters presented to UCP stockholders for their vote or approval.

The UCP Board has fixed the close of business on                 , 2017 as the Record Date for determination of the UCP stockholders entitled to notice of, and to vote at, the UCP special meeting or any adjournment or postponement thereof. Only UCP stockholders of record on the Record Date are entitled to receive notice of, and to vote at, the UCP special meeting or any adjournment or postponement thereof.

As of the Record Date, there were                 shares of UCP Class A Common Stock outstanding and entitled to vote at the UCP special meeting, held by approximately          holders of record, and there were 100 shares of UCP Class B Common Stock outstanding and entitled to vote at the UCP special meeting, held by one holder of record (PICO). With respect to each matter to be acted upon at the UCP special meeting, each holder of UCP Class A Common Stock is entitled to one vote for each outstanding share of UCP Class A Common Stock held by such holder, and each holder of UCP Class B Common Stock is entitled to, without regard to the number of outstanding shares of UCP Class B Common Stock held by such holder, a number of votes equal to the number of Series A Units of UCP, LLC held by such holder, multiplied by the Exchange Rate. As of the Record Date, the sole holder of record of all outstanding shares of UCP Class B Common Stock is PICO, and PICO holds 10,593,000 Series A Units of UCP, LLC, which are exchangeable for 10,401,722 shares of UCP Class A Common Stock.

A list of stockholders entitled to vote at the UCP special meeting will be available for examination by any stockholder for any purpose germane to the UCP special meeting beginning ten days prior to the UCP special meeting between the hours of 10:00 a.m. and 5:00 p.m., local time, at 99 Almaden Boulevard, Suite 400, San Jose, California 95113, UCP’s principal place of business, and ending on the date of the UCP special meeting, and such list will also be available at the UCP special meeting during the duration of the meeting.

Quorum

A quorum of outstanding shares is necessary to take action at the UCP special meeting. The presence in person or by proxy of the holders of UCP Common Stock having a majority of the votes which could be cast by the holders of all outstanding classes of stock entitled to vote at the UCP special meeting will constitute a quorum at the UCP special meeting.

If a holder of UCP Class A Common Stock is a beneficial owner of shares held in “street name” by a bank, broker, trust company or other nominee and does not provide the organization that holds its shares with specific voting instructions, then, under applicable rules, the organization that holds its shares may generally vote on “routine” matters but cannot vote on “non-routine” matters. If the organizations that holds its shares does not receive instructions from such UCP stockholder on how to vote its shares on a non-routine matter, that bank, broker, trust company or other nominee will inform the inspector of election at the UCP special meeting that it does not have authority to vote on the matter with respect to such shares. This is generally referred to as a “broker non-vote.” Abstentions and broker non-votes will be included in the calculation of the number of shares of UCP Common Stock represented at the UCP special meeting for purposes of determining whether a quorum has been achieved. However, if a beneficial owner of UCP Class A Common Stock does not instruct its broker, bank, trust company or other nominee how to vote on any matter, the broker, bank, trust company or other nominee will not have discretion to vote on any proposal at the UCP special meeting and such shares will not be deemed to be in attendance at the meeting or counted for purposes of determining whether a quorum has been achieved.

Required Vote

The required number of votes to approve the matters to be voted upon at the UCP special meeting depends on the particular item to be voted upon as set out below:

	Item	Vote Necessary for Approval*
Proposal I	Adoption of the Merger Agreement	Approval requires the affirmative vote, in person or by proxy, of holders of a majority of the voting power of the outstanding shares of UCP Class A Common Stock and UCP Class B Common Stock, voting together as a single class.

Proposal II	Adjournment of UCP Special Meeting (if Necessary or Appropriate)	Approval requires the affirmative vote, in person or by proxy, of holders of a majority of the votes which could be cast by the holders of all classes of stock entitled to vote on such question which are present in person or by proxy at the meeting.

*	Under the rules of the NYSE, if you hold your shares of UCP Common Stock in street name, your nominee or intermediary may not vote your shares without instructions from you. If you do not provide voting instructions on any Proposal, your shares will not be deemed in attendance at the UCP special meeting and will not be voted. If you provide voting instructions on one Proposal but not the other Proposal, a broker non-vote will occur with respect to whichever Proposal you did not provide voting instructions for. Abstentions will have the same effect as a vote against the applicable Proposal. Shares deemed not in attendance at the meeting, whether due to a record holder’s failure to vote in person or by proxy or a “street name” holder’s failure to provide any voting instructions to such holder’s nominee or intermediary, and broker non-votes will have the same effect as a vote against Proposal I but will have no effect on Proposal II.

Share Ownership of and Voting by UCP Directors and Executive Officers

At the Record Date, UCP’s directors and executive officers and their affiliates (other than PICO, UCP’s majority stockholder) beneficially owned and had the right to vote an aggregate of             shares of UCP Class A Common Stock and no shares of UCP Class B Common Stock at the UCP special meeting, which represents     % of the voting power of the outstanding shares of UCP Common Stock entitled to vote at the UCP special meeting.

Two members of the UCP Board, Eric H. Speron and Maxim C.W. Webb, are members of the board of directors of PICO (and Mr. Webb is also the President and Chief Executive Officer of PICO), and may be deemed to share voting power and investment control over the shares of UCP Class B Common Stock owned by PICO. Messrs. Speron and Webb disclaim beneficial ownership of the shares of UCP Class B Common Stock owned by PICO except to the extent of any pecuniary interest therein. The 100 shares of UCP Class B Common Stock owned by PICO are entitled to approximately 57% of the voting power of the outstanding shares of UCP Common Stock entitled to vote at the UCP special meeting.

It is expected that UCP’s directors and executive officers and PICO will vote their respective shares FOR the adoption of the Merger Agreement and FOR the adjournment proposal. For more information regarding PICO’s obligations to vote its shares of UCP capital stock pursuant to the Voting Agreement, see “The Voting Agreement” beginning on page 120 of this proxy statement/prospectus.

Voting of Shares

If your shares of UCP Common Stock are registered directly in your name with Computershare Trust Company, N.A., UCP’s transfer agent and registrar, then you are considered to be the stockholder “of record”

with respect to those shares. You may specify whether your shares should be voted for or against, or whether you abstain from voting with respect to, the proposal to adopt the Merger Agreement and the adjournment proposal.

You may attend the UCP special meeting and vote your shares in person or you may submit a proxy by any of the following methods:

•	By Mail. If you choose to submit a proxy to vote by mail, simply complete the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided. Your shares will be voted in accordance with the instructions on your proxy card. If you sign your proxy card and return it without marking any voting instructions, your shares will be voted FOR the proposal to adopt the Merger Agreement, FOR the adjournment proposal, and in the discretion of the persons named as proxies on all other matters that may properly come before the UCP special meeting or any adjournment or postponement of the UCP special meeting.

•	By Telephone. You may submit a proxy to vote your shares by telephone by calling the toll-free number provided on your proxy card any time up to 11:59 p.m. Eastern Time on , 2017. If you vote by telephone, you should not return your proxy card.

•	Through the Internet. You may also submit a proxy to vote through the Internet by signing on to the website identified on your proxy card and following the procedures described in the website any time up to 11:59 p.m. Eastern Time on , 2017. If you vote by Internet, you should not return your proxy card.

If you are a beneficial owner and hold your shares in street name, or through a nominee or intermediary, such as a bank or broker, you will receive separate instructions from such nominee or intermediary describing how to vote your shares. The availability of telephonic or Internet voting will depend on the intermediary’s voting process. Please check with your nominee or intermediary and follow the voting instructions provided by your nominee or intermediary with these materials.

Your vote is very important. Whether or not you plan to attend the UCP special meeting, please act promptly to vote your shares with respect to the proposals described above. You may vote your shares by completing, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided. You also may vote your shares by telephone or through the Internet by following the instructions set forth on the proxy card. If you attend the UCP special meeting, you may vote your shares in person, even if you have previously submitted a proxy in writing, by telephone or through the Internet. If your shares are held in the name of a nominee or intermediary, please follow the instructions on the voting instruction card furnished by such record holder.

Revocability of Proxies; Changing Your Vote

You may revoke your proxy or change your vote at any time before your shares are voted at the UCP special meeting by:

•	sending a signed written notice stating that you revoke your proxy to the Secretary, at UCP’s offices at 99 Almaden Boulevard, Suite 400, San Jose, California 95113, Attention: Secretary, that bears a later date than the date of the proxy you want to revoke and is received by the UCP Secretary prior to the applicable special meeting;

•	submitting a valid, later-dated proxy via mail, over the telephone or through the Internet; or

•	attending the UCP special meeting (or if the UCP special meeting is adjourned or postponed, attending the adjourned or postponed meeting) and voting in person, which will automatically cancel any proxy previously given, or revoking your proxy in person, but your attendance alone will not constitute a vote or revoke any proxy previously given.

Beneficial owners who hold their UCP Common Stock in street name cannot revoke their proxies in person at the UCP special meeting because the UCP stockholders of record who have the right to cast the votes will not be present. If beneficial owners of UCP Common Stock wish to change their votes after returning voting instructions, they should contact their bank, broker or other agent before the UCP special meeting to determine whether they can do so.

Solicitation of Proxies; Expenses of Solicitation

This proxy statement/prospectus is being provided to UCP stockholders in connection with the solicitation of proxies by the UCP Board to be voted at the UCP special meeting and at any adjournments or postponements of the UCP special meeting. UCP will bear all costs and expenses in connection with the solicitation of proxies for the UCP special meeting, except that Century Communities and UCP will each pay 50% of the costs of filing, printing and mailing this proxy statement/prospectus. UCP has engaged MacKenzie Partners, Inc. to assist in the distribution and solicitation of proxies for the UCP special meeting and will pay MacKenzie Partners, Inc. a fee of approximately $9,000, plus reimbursement of reasonable expenses, for these services.

UCP is making this solicitation by mail, but UCP’s directors, officers and employees also may solicit by mail, telephone, facsimile, electronic transmission, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed by UCP for out-of-pocket expenses in connection with such solicitation. UCP will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable expenses incurred in sending proxies and proxy materials to beneficial owners.

Householding

UCP has not instituted householding for stockholders of record. However, certain brokerage firms may have instituted householding for beneficial owners of shares of UCP Common Stock held through brokerage firms. If your household has multiple accounts holding shares of UCP Common Stock, you may have already received householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this proxy statement/prospectus. The broker will arrange for delivery of a separate copy of this proxy statement/prospectus promptly upon your request. UCP stockholders may decide at any time to revoke a decision to household, and thereby receive multiple copies.

Adjournment

The UCP special meeting may be adjourned from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place, if any, thereof and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned UCP special meeting, any business may be transacted that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, notice of the adjourned meeting in accordance with the UCP Bylaws must be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the UCP Board will fix as the record date for determining UCP stockholders entitled to notice of such adjourned UCP special meeting the same or an earlier date as that fixed for determination of UCP stockholders entitled to vote at the adjourned meeting, and will give notice of the adjourned UCP special meeting to each UCP stockholder of record as of the record date so fixed for notice of such adjourned UCP special meeting. All proxies will be voted in the same manner as they would have been voted at the original convening of the UCP special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

Tabulation of Votes; Methods of Voting; Results

UCP will retain an independent party,                 , to receive and tabulate the proxies, and to serve as the inspector of election to certify the results of the UCP special meeting.

Other Information

The matters to be considered at the UCP special meeting are of great importance to UCP stockholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this proxy statement/prospectus and complete, date, sign and promptly return the enclosed proxy card in the postage-paid envelope provided. You may also vote your shares by telephone or through the Internet. If you submit your proxy by telephone or through the Internet, you do not need to return the enclosed proxy card.

Assistance; Proxy Solicitor

If you need assistance in completing your proxy card or have questions regarding the UCP special meeting, please contact:

105 Madison Avenue

New York, New York 10016

Telephone: (800) 322-2885

Email: proxy@mackenziepartners.com

or

UCP, Inc.

99 Almaden Boulevard, Suite 400

San Jose, California 95113

Attention: Investor Relations

Email: Investorrelations@unioncommunityllc.com

Telephone: (408) 207-9499 Ext. 476

PROPOSAL I: ADOPTION OF THE MERGER AGREEMENT

General

This proxy statement/prospectus is being provided to UCP stockholders in connection with the solicitation of proxies by the UCP Board to be voted at the UCP special meeting and at any adjournments or postponements of the UCP special meeting. At the UCP special meeting, UCP will ask its stockholders to vote to (i) adopt the Merger Agreement and (ii) approve the adjournment proposal.

The Merger will not be completed without the adoption of the Merger Agreement by UCP stockholders. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the legal document that governs the Merger. For additional information about the Merger Agreement, see “The Merger Agreement” beginning on page 103 of this proxy statement/prospectus.

Effects of the Merger

At the effective time of the Merger, UCP will merge with and into Merger Sub, a wholly-owned subsidiary of Century Communities that was formed for the sole purpose of effecting the Merger. Merger Sub will survive the Merger, and as a result of the Merger, Merger Sub, together with the legacy business and subsidiaries of UCP, will become direct and indirect wholly-owned subsidiaries of Century Communities.

At the effective time of the Merger, each outstanding share of UCP Class A Common Stock (other than dissenters’ shares or treasury shares held by UCP and any shares of UCP Class A Common Stock owned by any UCP subsidiary, Century Communities or Century Communities subsidiary) will be converted into the right to receive and become exchangeable for the Merger Consideration, with cash paid in lieu of fractional shares. Century Communities stockholders will continue to hold their existing shares of Century Communities Common Stock.

Background of the Merger

As part of its ongoing strategic planning process, the UCP Board regularly reviews and assesses UCP’s long-term strategic goals and opportunities, industry trends, competitive environment, and short- and long-term performance, with the goal of enhancing stockholder value. In connection with these activities, the UCP Board met from time to time in the ordinary course of business to consider and evaluate potential strategic alternatives, including business combinations, acquisitions, dispositions, stock buybacks, secondary sales of stock in the public markets and other potential transactions, as well as various operational strategies available to UCP. The UCP Board also reviewed and considered UCP’s share price and stockholder returns, both on an absolute basis and relative to UCP’s peers in the homebuilding sector, and potential risks that UCP faced in executing its strategic plan. These potential risks included UCP’s small market capitalization, lack of liquidity and trading volume, limited size and geographic footprint, including the effects of its limited size on overhead and other fixed costs, potentially unfavorable business environments with respect to the U.S. housing recovery and other factors.

In the spring of 2015, UCP received expressions of interest for a business combination transaction from two U.S. homebuilders, Century Communities and another party we refer to as Party A. In connection with the receipt of these proposals, in April 2015, UCP engaged Citi as UCP’s financial advisor. UCP’s Board engaged Citi as UCP’s financial advisor given Citi’s familiarity with UCP, as well as Citi’s experience and reputation advising public companies in business combination transactions generally and specifically in the homebuilding sector. In response to the expressions of interests by Century Communities and Party A, during the spring and summer of 2015, UCP, with the assistance of Citi, solicited indications of interest from 12 potential counterparties to a business combination (including Century Communities and Party A). The transaction candidates included a mix of potential strategic acquirors and financial sponsors. Of those 12 parties, 10 executed confidentiality agreements and received confidential information regarding UCP, four submitted preliminary indications of interest (which did not include Party A), two completed due diligence, and only one, Century Communities, submitted a preliminary, non-binding proposal to enter into a business combination with UCP. Century Communities’ 2015 proposal contemplated a mix of cash and stock at a fixed exchange ratio, implying a total value of approximately $10.00 per share of UCP Class A Common Stock based on the parties’ respective stock prices at the time.

In connection with this process, UCP and Century Communities entered into customary confidentiality and standstill agreements in February 2015 and March 2015, respectively, and UCP, Century Communities and PICO, UCP’s majority stockholder, entered into a second standstill agreement in October 2015. All of the confidentiality and/or standstill agreements with the other parties contacted during this period either have since expired or do not restrict the other party from making offers to acquire UCP after public announcement of a definitive merger agreement.

Throughout the rest of the summer and into the fall of 2015, UCP and Century Communities continued to discuss a potential business combination, including engaging in extensive due diligence with respect to each other’s businesses and preparation of draft transaction agreements by their respective outside law firms. Due to changes in the financing environment in the fall of 2015, fluctuations in the market price for each company’s respective stock and other factors, the parties were not, however, able to reach a definitive agreement on value, pro forma equity ownership and other material terms. Discussions between UCP and Century Communities regarding a potential business combination were terminated in October 2015. During this process, Century Communities expressed general interest in retaining certain members of UCP management following consummation of the proposed transaction, but no substantive discussions or negotiations with any members of UCP management regarding specific post-closing employment terms occurred.

In March 2016, Century Communities and UCP re-initiated discussions regarding a potential all-stock business combination transaction. In connection with these discussions, UCP, Century Communities and PICO entered into a second customary confidentiality agreement. Negotiations between Century Communities and UCP continued for approximately one month, during which time the parties again engaged in mutual due diligence reviews and preparation of draft transaction agreements by their respective law firms. Again, however, these discussions were abandoned in early April 2016 without the parties reaching a definitive agreement on value, pro forma equity ownership and other material terms for a business combination transaction. As of the termination of these discussions, Century Communities’ all-stock proposal implied a total value of approximately $6.58 per share of UCP Class A Common Stock. As in the 2015 process, Century Communities expressed general interest in retaining certain members of UCP management following consummation of the proposed transaction, but no substantive discussions or negotiations with any members of UCP management regarding specific post-closing employment terms occurred. UCP did not hold discussions with any other potential counterparties during the period of these 2016 discussions with Century Communities.

Through the remainder of 2016, there were no further discussions regarding a potential business combination transaction between UCP and Century Communities or any other party, although representatives of UCP spoke from time to time with representatives of Century Communities and other homebuilders to discuss general market and industry conditions and similar issues affecting their respective businesses. During this period, the UCP Board and management team resumed their focus on executing UCP’s standalone business plan.

On January 25 and 26, 2017, the UCP Board held a regularly scheduled meeting. Among other business conducted at that meeting, and in light of improvements in UCP’s operations and financial performance, the UCP Board and management initiated a review of and discussed with UCP’s financial advisors potential strategic alternatives for UCP, including various risks and benefits of continuing to execute UCP’s business plan as a standalone public company, issuing additional equity in secondary market transactions, potential acquisition opportunities to expand UCP’s national footprint and build scale and potential business combination transactions. During this meeting, the members of the UCP Board, together with representatives of UCP’s management and

Citi, discussed UCP’s 2015 and 2016 efforts to pursue a business combination transaction and whether any of the parties previously contacted were likely to remain interested in discussing a potential business combination transaction with UCP. At the conclusion of these discussions, the UCP Board directed management to contact representatives of likely potential counterparties to a business combination transaction to gauge such parties’ respective interest in participating in such a process and to update the UCP Board at its next regularly scheduled meeting to be held on February 28, 2017. The UCP Board gave this direction to assess the likelihood of success of a new, comprehensive process before authorizing UCP to invest time and financial resources in a formal process.

Subsequent to the January 25 and 26 UCP Board meeting, Mr. Bogue spoke by phone with a representative of Party A, during which they discussed a variety of matters meaningful to their respective companies, including general market and industry conditions and homebuilder mergers and acquisitions activity. During this conversation, the representative of Party A informed Mr. Bogue that Party A could be interested in discussing a potential business combination transaction with UCP at a future time, but that Party A would not be able to pursue such a transaction with UCP in the near term.

On February 13, 2017, Dustin L. Bogue, UCP’s President and Chief Executive Officer, held a telephone conversation with Dale Francescon, Century Communities’ Chairman and Co-Chief Executive Officer, and Robert Francescon, Century Communities’ Co-Chief Executive Officer, during which they discussed a variety of matters important to their respective companies, including general market and industry conditions and macroeconomic trends, including homebuilder mergers and acquisitions activity, proposed legislation affecting the California homebuilding industry, and similar issues. During the course of this conversation, Mr. Francescon asked if UCP and Century Communities should consider amending the February 2015 confidentiality agreement, which had expired in accordance with its terms on February 9, 2016, to facilitate further continued discussions. At this time, UCP, Century Communities and PICO remained bound until September 2017 by the March 2016 confidentiality agreement.

On February 18, 2017, UCP and Century Communities amended their February 2015 confidentiality agreement so that it would remain in full force and effect from its original execution through June 1, 2017.

Messrs. Bogue and Francescon spoke again by phone on February 23, 2017. During their conversation, Mr. Francescon informed Mr. Bogue that Century Communities would be interested in resuming discussions regarding a potential business combination transaction in light of a number of similarities between the two companies, including with respect to geographic footprint, product alignment and existing corporate cultures. They also discussed certain non-public financial information and internal forecasts of each of their respective companies, although they did not discuss the potential financial or other terms for a potential transaction between their companies or a timeframe for completing any such potential transaction. At the conclusion of this conversation, Messrs. Bogue and Francescon relayed to each other that they would inform the boards of directors of their respective companies of this discussion and obtain further directions.

The UCP Board met as scheduled on February 28, 2017. Among other business conducted at the meeting, Mr. Bogue reported on his discussions with Mr. Francescon since the last UCP Board meeting, including Mr. Francescon’s indication on February 23, 2017, that Century Communities remained interested in conducting further discussions with UCP regarding a potential business combination transaction. Following further discussion, including discussion of the potential risks and merits of a business combination transaction, the UCP Board directed Mr. Bogue to inform Mr. Francescon that the UCP Board would be willing to consider a preliminary proposal for a business combination transaction from Century Communities, provided that any proposal would have to be higher than what had previously been offered by Century Communities in either 2015 or 2016 to reflect the operational improvements that had been made by UCP since then.

The following day, March 1, 2017, Mr. Bogue spoke with Mr. Francescon and relayed the UCP Board’s message.

On March 6, 2017, Century Communities delivered a written, non-binding preliminary proposal outlining a potential business combination transaction between Century Communities and UCP. Among other things, Century Communities’ March 6 preliminary proposal contemplated UCP’s stockholders receiving 0.244 of a share of Century Communities Common Stock plus $5.00 in cash per share of UCP Class A Common Stock. As noted in Century Communities’ preliminary proposal, based on Century Communities’ and UCP’s respective closing stock prices on the NYSE on March 6, the implied total value of the stock and cash consideration was approximately $10.75 per share of UCP Class A Common Stock. Century Communities’ preliminary proposal further contemplated (1) as a condition to consummation of the proposed transaction, the exchange of PICO’s interest in UCP, LLC for shares of UCP Class A Common Stock, (2) that Century Communities had sufficient cash on hand and immediate borrowing capacity under its existing credit facility to complete the transaction without a financing condition and (3) a period of three to four weeks to conduct further due diligence on UCP.

Mr. Bogue promptly forwarded Century Communities’ March 6 preliminary proposal to the UCP Board and UCP’s advisors, and the UCP Board scheduled a meeting for March 10, 2017, to discuss the preliminary proposal.

On March 10, 2017, the UCP Board, together with representatives of UCP’s management, Citi and Sidley Austin LLP (which we refer to as “Sidley”), UCP’s regular outside counsel, in attendance, met to consider Century Communities’ March 6 proposal. During the course of this meeting, the attendees first received a presentation from management reviewing the directors’ consideration of strategic alternatives to date, including the proposed transactions with Century Communities in 2015 and 2016, the outreach and other solicitation efforts undertaken in 2015 with respect to potential merger and acquisition transaction candidates other than Century Communities, and other potential strategic and financial alternatives that UCP had considered but determined not to pursue. Citi discussed with the UCP Board certain financial aspects of Century Communities’ March 6 proposal, including the fact that, due to changes in the companies’ respective stock prices in the intervening days, Century Communities’ proposal represented an implied total value of approximately $10.95 per share of UCP Class A Common Stock. The Sidley representatives discussed certain legal aspects of the March 6 proposal, including the likely U.S. federal income tax treatment of the proposed merger consideration to UCP’s stockholders, the fact that the number of shares of Century Communities Common Stock to be issued as merger consideration based on the proposed exchange ratio would require Century Communities to obtain stockholder approval under the NYSE listing rules and the risk to deal certainty that a Century Communities stockholder approval condition could create for the proposed transaction. In connection with these discussions, the UCP Board also discussed with UCP’s management and outside advisors the effects a new transaction process or publicly announced definitive merger agreement could have on UCP’s ongoing efforts to refinance its outstanding 8.5% Senior Notes due October 21, 2017 (which we refer to in this proxy/registration statement as the 2017 Notes). Specifically, it was noted that any new, replacement facility entered into to refinance the 2017 Notes before their maturity would likely include “make whole” or other early repayment provisions that could impose significant costs on consummating a business combination shortly thereafter, potentially impeding UCP’s ability to reach a definitive merger agreement with any party or reducing the merger consideration available to UCP’s stockholders pursuant to any such definitive merger agreement. It was further noted that if UCP did not take steps to refinance the 2017 Notes sufficiently in advance of their maturity, then a failure to reach a definitive merger agreement or the termination of a definitive merger agreement without closing the contemplated transaction could severely limit UCP’s ability to refinance the 2017 Notes on commercially acceptable terms before their maturity. After further discussion, the UCP Board determined that, while Century Communities’ March 6 preliminary proposal was inadequate from a financial standpoint and that accepting it in its current form would not be in the best interests of UCP and its stockholders, it was sufficiently attractive to warrant continued discussions and negotiations with Century Communities regarding a potential business combination transaction. In this regard, the UCP Board directed UCP’s management and advisors to inform Century Communities that a transaction requiring the approval of Century Communities’ stockholders was not acceptable to UCP. Given Century Communities’ proposed timeframe to complete a due diligence review and overall desire to proceed expeditiously to a definitive agreement, UCP’s management and advisors were also directed to request that any definitive agreement with Century Communities include a “go-shop” provision permitting UCP to solicit superior proposals after signing and publicly announcing a definitive agreement. During the meeting, the UCP Board also discussed engaging, and ultimately engaged, Paul, Weiss as special legal counsel in connection with the proposed transaction. The UCP Board determined to engage Paul, Weiss based on its experience, qualifications and reputation in advising public companies in transactions of the kind contemplated by Century Communities’ March 6 preliminary proposal, and its familiarity with UCP following its representation of the special committee of the UCP Board in connection with its consideration of various amendments to UCP’s certificate of incorporation and bylaws proposed by PICO. (For more information regarding these proposed amendments, see the Current Report on Form 8-K filed by UCP with the U.S. Securities and Exchange Commission on March 30, 2017.)

Following the March 10 UCP Board meeting and in accordance with the UCP Board’s directions, representatives of UCP management and Citi informed representatives of Century Communities and J.P. Morgan Securities LLC (which we refer to in this proxy statement/prospectus as J.P. Morgan), financial advisor to Century Communities, of the UCP Board’s determinations.

On March 13, 2017, in light of Century Communities’ general expression of interest in retaining certain members of UCP management following the proposed transactions discussed in 2015 and 2016, Mr. Bogue called Mr. Dale Francescon preemptively to inform him that neither Mr. Bogue nor any other officer or employee of UCP would be permitted to hold any discussions with representatives of Century Communities about their personal, post-transaction employment until expressly authorized to do so by the UCP Board. During this conversation, Mr. Francescon indicated to Mr. Bogue that a key potential risk to a transaction from Century Communities’ perspective was a bill introduced and pending in the California legislature, Assembly Bill No. 199, that if enacted could make homebuilding operations in California more costly, in turn materially undermining the value proposition to a business combination with UCP in view of UCP’s significant presence in the California homebuilding market.

Also on March 13, representatives of Paul, Weiss and representatives of Greenberg Traurig, Century Communities’ outside legal counsel, held a conference call to discuss various preliminary transaction process issues, including amending the March 2016 confidentiality agreement and March 2015 and October 2015 standstill agreements to extend their respective terms through March 2018. Also during this call, the representatives of Greenberg Traurig informed the representatives of Paul, Weiss that Century Communities would not agree to a go-shop provision in the merger agreement. The Greenberg Traurig representatives stated that, in view of the approximately four-week mutual due diligence process anticipated by Century Communities and the fact that Century Communities had not, in connection with its business combination proposal, requested an exclusivity period for negotiating the terms of a proposed transaction, UCP was unrestricted in its ability to conduct any pre-signing market check process it thought was appropriate under the circumstances.

On March 14, 2017, amendments to the March 2016 confidentiality agreement and March 2015 and October 2015 standstill agreements were entered into by UCP, Century Communities and PICO, as applicable, and on March 15, 2017, each of Century Communities and UCP made their respective virtual data rooms available to each other’s representatives. The parties, through their representatives, continued to perform mutual due diligence reviews on each other, including making from time to time supplemental due diligence requests up to the execution and delivery of the definitive merger agreement on April 10, 2017.

On the morning of March 16, 2017, the UCP Board held a meeting, with representatives of UCP’s management, Citi and Paul, Weiss in attendance, to discuss developments over the preceding days regarding discussions with Century Communities, including Century Communities’ concern over pending Assembly Bill No. 199 and the fact that Century Communities would not agree to a go-shop provision in the merger agreement. The representatives of Paul, Weiss provided a detailed overview of the UCP directors’ fiduciary duties and legal standards applicable to their decisions and actions with respect to their evaluation of the proposed business combination transaction and answered questions regarding certain expected terms of the draft merger agreement based on Century Communities’ March 6 preliminary proposal. These included UCP’s ability to respond to, engage in discussions and become fully informed with respect to unsolicited proposals from third parties that constituted or were reasonably expected to lead to a superior proposal following signing of a definitive merger agreement in the absence of a go-shop provision and the steps the UCP Board could take before signing to seek to obtain the best offer reasonably available. At this meeting, the UCP Board also established a special transaction committee of the UCP Board (which we refer to in this proxy statement/prospectus as the transaction committee) empowered to oversee day-to-day developments regarding the transaction process and comprised entirely of directors able to convene on short notice and dedicate significant time to this task, provided, that all members of the UCP Board would be and ultimately were invited to attend all meetings of the transaction committee. The UCP Board appointed Michael C. Cortney (Chairman of the UCP Board), Maxim C.W. Webb (a member of the UCP Board and PICO’s chief executive officer) and Mr. Bogue to the transaction committee.

The UCP Board discussed a number of other transaction-related matters at its March 16 meeting, including, with input from UCP’s management, Citi and Paul, Weiss, various options for conducting a pre-signing market check, related costs and benefits of each option, such as the timing necessary for a more targeted or comprehensive process, the risk of losing the Century Communities transaction option if a market check extended over a prolonged period, the possibility of employee attrition or loss of employee morale if it were to become public that UCP was marketing itself, the theoretical likelihood of finding through such a process a potential transaction candidate prepared to pay more in cash and/or stock value than Century Communities’ proposal taking into consideration UCP’s 2015 process and 2016 discussions with Century Communities, and the effect that the failure of reaching a definitive agreement in respect of a transaction could have on UCP’s ability to refinance the 2017 Notes by October 2017. Following discussion, the UCP Board determined to continue substantive discussions with Century Communities and directed Citi to commence a targeted pre-signing market check on behalf of UCP that included outreach to seven parties contacted by UCP during the 2015 process, plus an additional nine parties not previously contacted. The UCP Board determined not to contact four of the parties involved in the 2015 process because they either had solicited UCP employees in connection with that earlier process, and were deemed to pose a risk to UCP’s workforce, or were no longer likely to have the financial ability to complete a transaction with UCP. The additional nine parties included domestic and international potential counterparties that Citi had indicated had shown increased interest in acquisitions of U.S. homebuilding companies generally in recent months. Century Communities, plus the 16 contacted parties, represented those strategic acquirors and financial sponsors viewed as most likely to be interested in pursuing a transaction with UCP and to possess the financial resources and familiarity with the U.S. homebuilding sector reasonably necessary to complete a transaction. Also at this meeting, the UCP Board discussed with UCP’s management and advisors various options that might be available to UCP to refinance the 2017 Notes on a parallel track with the negotiations with Century Communities, including whether Century Communities would agree to a bridge or backstop facility to refinance the 2017 Notes if a definitive merger agreement could not be reached, or were entered into but subsequently terminated, and various other traditional and non-traditional financing sources that might be able to provide financing on commercially acceptable terms without jeopardizing the possibility of reaching a definitive merger agreement.

Following the March 16 UCP Board meeting and as directed by the UCP Board, representatives of Citi relayed to J.P. Morgan the UCP Board’s request that Century Communities consider providing a bridge or backstop facility to address the risks relating to the maturity of the 2017 Notes and reiterated the UCP Board’s request following its March 10 meeting that Century Communities revise the stock consideration component of its proposal to eliminate the need for Century Communities stockholder approval.

Later in the afternoon of March 16, Century Communities delivered a revised written, non-binding preliminary proposal. Century Communities’ March 16 preliminary proposal reduced the exchange ratio for the stock consideration to 0.2309 of a share of Century Communities Common Stock for each share of UCP Class A Common Stock, thereby reducing the number of shares Century Communities would have to issue to a level sufficient to avoid seeking Century Communities stockholder approval, and increased the cash consideration to $5.16 per share. Based on the companies’ respective closing stock prices on March 15, 2017, the last full trading day before delivery of Century Communities’ March 16 preliminary proposal, the revised proposal represented an implied total value of approximately $10.85 per share of UCP Class A Common Stock. In its March 16 preliminary proposal, Century Communities also declined to participate in any bridge or backstop financing arrangements with UCP.

On March 17, 2017, at the direction of the transaction committee, representatives of Citi contacted representatives of J.P. Morgan to inform them that, although Century Communities’ March 16 preliminary proposal provided greater transaction certainty to UCP by removing the requirement to seek Century Communities stockholder approval and reflected an increase in Century Communities’ March 6 preliminary proposal as of the time it was made, Century Communities’ March 16 preliminary proposal did not give effect to changes in the companies’ respective stock prices between March 6 and March 16 and that, as a result, the earlier March 6 preliminary proposal provided greater value to UCP stockholders than did the March 16 preliminary proposal. Later in the day on March 17, Century Communities sent a further revised written, non-binding preliminary proposal, which increased the cash portion of the proposed consideration to $5.32 per share while maintaining the exchange ratio for the stock consideration at 0.2309 of a share of Century Communities Common Stock per share of UCP Class A Common Stock. Based on the companies’ respective closing stock prices on March 17, Century Communities’ March 17 preliminary proposal represented an implied total value of approximately $11.17 per share of UCP Class A Common Stock. Century Communities’ March 17 preliminary proposal was forwarded to the transaction committee for its consideration and review.

Also on March 17, as directed by the UCP Board, Citi began to contact the 16 potential counterparties in addition to Century Communities identified by the UCP Board at its March 16 meeting as the most likely parties to engage in a potential business combination transaction with UCP. Over the following weeks, five of these parties (each of which was a potential strategic acquiror) entered into confidentiality agreements with UCP and subsequently received access to UCP’s virtual data room. We refer to these five parties in this proxy statement/prospectus as Party B, Party C, Party D, Party E and Party F. None of these confidentiality agreements included standstill provisions prohibiting the parties from making potentially superior proposals following UCP’s public announcement of a definitive merger agreement with another party.

On March 20, 2017, Greenberg Traurig sent a first draft of the merger agreement to Paul, Weiss. The draft merger agreement was based in many respects on the last draft merger agreement exchanged between the parties in connection with their negotiations in March/April 2016. Among other things, it contemplated a forward merger of UCP into a subsidiary of Century Communities, with the subsidiary (as the successor to UCP) continuing as a wholly owned subsidiary of Century Communities and with each outstanding share of UCP Class A Common Stock immediately prior to the consummation of the merger being converted into the right to receive $5.32 in cash and 0.2309 of a share of Century Communities Common Stock, consistent with Century Communities’ March 17 preliminary proposal. In addition, the draft merger agreement contemplated the exchange of all of PICO’s interests in UCP, LLC into shares of UCP Class A Common Stock immediately prior to the effective time of the merger pursuant to the terms of the existing Exchange Agreement between UCP and PICO entered into in July 2013 in connection with UCP’s initial public offering, generally reciprocal representations and warranties and interim operating covenants for the period between signing and closing, a customary non-solicitation covenant with a fiduciary out enabling the UCP Board to hold discussions with third party suitors in response to, and to terminate the merger agreement to accept, an unsolicited superior proposal, a termination fee payable by UCP to Century Communities if UCP terminated the merger agreement in certain circumstances (including to accept a superior proposal) in an amount equal to approximately 3.65% of the total equity value of the proposed transaction, and various customary closing conditions for a transaction of the size of the proposed transaction and with respect to companies in UCP and Century Communities’ industry. The draft merger agreement did not contain any financing conditions or requirement to obtain the approval of Century Communities’ stockholders.

Also on March 20, 2017, Greenberg Traurig sent a first draft of a voting support and transfer restriction agreement (which we refer to in this proxy statement/prospectus as the voting agreement) to PICO’s outside counsel, Cooley LLP (which we refer to in this proxy statement/prospectus as Cooley), and to Paul, Weiss. The first draft of the voting agreement contemplated, among other things, that PICO vote all of its shares in favor of the adoption of the merger agreement and approval of the merger, refrain from taking various actions that could prevent or delay the consummation of the merger, including restrictions on PICO’s ability to solicit alternative transactions generally consistent with the non-solicitation covenants in the draft merger agreement applicable to UCP, and restrictions on PICO’s ability to transfer shares of Century Communities Common Stock received as merger consideration for certain periods following the consummation of the merger. The draft voting agreement also would terminate upon the termination of the merger agreement, including if UCP terminated the voting agreement to accept a superior proposal. It did not, however, contemplate any termination of PICO’s obligation to vote all of its UCP shares in favor of the adoption of the merger agreement following a change of recommendation by the UCP Board not accompanied by a termination of the merger agreement.

On March 21, 2017, representatives of Cooley and Paul, Weiss held a conference call to discuss open issues in the draft voting agreement of mutual concern to their respective clients.

Later in the evening of March 21, Mr. Bogue briefed the other members of the transaction committee by email regarding recent developments with respect to the draft merger agreement, draft voting agreement and solicitation efforts to other potential counterparties. Representatives of Paul, Weiss also circulated their proposed revisions to the draft merger agreement to the transaction committee shortly thereafter.

On March 22, 2017, Paul, Weiss sent a revised draft of the merger agreement to Greenberg Traurig. Among other things, the revised draft of the merger agreement noted that the pricing terms of the proposed transaction remained subject to the parties’ continuing negotiation, revised the scope of and exceptions to certain of the parties’ respective representations and warranties, including to qualify certain representations and warranties by a material adverse effect standard, revised the definition of a material adverse effect to exclude any change in law relating to the California homebuilding industry (including pending Assembly Bill No. 199), revised the definitions of company takeover proposal and superior company proposal to broaden the circumstances in which UCP would be permitted to engage in discussions regarding or accept potentially superior proposals, revised the definition of intervening event, revised the definition of acceptable confidentiality agreement (applicable in connection with the exceptions to UCP’s non-solicitation covenants in the merger agreement), modified certain contractual procedures whereby the UCP Board would be permitted to change its recommendation of the merger agreement, reduced the termination fee to 3.25% of the proposed transaction’s equity value, modified certain provisions of the merger agreement regarding the remedies of the parties under certain circumstances, and narrowed the circumstances under which the termination fee would not be Century Communities’ sole and exclusive remedy following a termination of the merger agreement.

Also on March 22, Greenberg Traurig sent a revised draft of the voting agreement to Cooley and Paul, Weiss. Cooley and Paul, Weiss exchanged amongst themselves and their respective clients proposed edits to the voting agreement by email on March 22 and March 23, 2017.

On March 24, 2017, Cooley sent a revised draft of the voting agreement to Greenberg Traurig and Paul, Weiss. The revised draft of the voting agreement reflected input from Paul, Weiss. Among other things, it revised PICO’s non-solicitation covenant to permit PICO to engage in discussions regarding potential superior proposals to the same extent and under the same circumstances applicable to UCP in the merger agreement and provided that the voting agreement would terminate upon any change of recommendation by the UCP Board, whether due to a superior proposal or the occurrence of an intervening event.

Later in the day on March 24, Greenberg Traurig circulated a revised draft of the merger agreement to Paul, Weiss and a revised draft of the voting agreement to Cooley and Paul, Weiss. Among other things, the revised draft of the merger agreement reverted to the March 20 draft of the merger agreement with respect to the pricing terms, definition of superior company proposal, 3.65% termination fee and circumstances under which the termination fee would not be Century Communities’ sole and exclusive remedy following a termination of the merger agreement. With respect to the voting agreement, Greenberg Traurig’s March 24 revised draft contemplated that PICO’s obligation to vote all of its shares in favor of the adoption of the merger agreement would be reduced to an obligation to vote 38% of UCP’s outstanding voting power if the UCP Board changed its recommendation of the merger agreement due to the occurrence of an intervening event (that, by reason of a so-called “force-the-vote” covenant in the merger agreement solely in respect of an intervening event, did not permit UCP to terminate the merger agreement).

On March 27 and 28, 2017, representatives of UCP traveled to Las Vegas, Nevada and toured most of Century Communities’ Las Vegas properties as part of UCP’s due diligence review of Century Communities. The UCP representatives did not meet with any management or personnel from Century Communities during these tours other than salespersons in model homes.

On March 27, 2017, Party D informed representatives of Citi that Party D was withdrawing from the process and would not submit a preliminary proposal.

On March 28, 2017, in accordance with the UCP Board’s directions, Citi sent a process letter on behalf of UCP to the remaining parties still engaged in the process (other than Century Communities), requesting that they submit written, non-binding indications of interest by Friday, April 7, 2017. The process letter indicated that UCP expected to invite a limited group of parties to participate in a second phase of the transaction process following review of the preliminary proposals received by April 7.

On March 29, 2017, Party B, which until that point was the party furthest along in its due diligence review of UCP (including based on its participation in the 2015 process) other than Century Communities, informed representatives of Citi that it was withdrawing from the process and would not submit a preliminary proposal. Also on March 29, Messrs. Bogue and Francescon had a telephone call to discuss a number of issues relating to the proposed transaction, including the parties’ mutual due diligence reviews and site tours. During that phone call, Mr. Francescon also inquired into the status of the draft merger agreement and informed Mr. Bogue of Century Communities’ desire to proceed to final documentation as expeditiously as possible and that Century Communities was prepared to abandon discussions if there were any delays in that regard, including if any such delays related to UCP’s ongoing pre-signing market check process. Later that day, Paul, Weiss sent Greenberg Traurig an issues list of open items in the latest drafts of the merger agreement and voting agreement, including pricing terms of the proposed transaction, the size of the termination fee, certain exclusive remedies provisions of the merger agreement, certain conditions to Century Communities’ obligation to close, certain language regarding the exceptions to UCP’s non-solicitation covenants and related definitional changes, the definition of a superior company proposal, and the events causing a termination of the voting agreement, and scheduled a conference call for the following day to discuss these issues further.

On March 30, 2017, representatives of UCP’s and Century Communities’ respective management teams met in person to tour several of UCP’s California properties in Fresno and Monterey counties as part of Century Communities’ due diligence review of UCP. During these property tours, the UCP and Century Communities management teams also discussed various other aspects of the proposed transaction and mutual due diligence matters.

Also on March 30, as scheduled the day before, representatives of Paul, Weiss and Greenberg Traurig held a conference call to discuss Paul, Weiss’s issues list. During that call, the representatives of Greenberg Traurig informed the representatives of Paul, Weiss that the pricing terms in Century Communities’ March 17 preliminary proposal reflected its best and final offer, however Century Communities would accept a termination fee of 3.5% of the transaction’s total equity value and that it would compromise with respect to certain of Paul, Weiss’s proposed changes to the definition of a superior company proposal. In addition, the representatives of Paul, Weiss informed the representatives of Greenberg Traurig that UCP would not accept any conditionality to a definitive agreement based on any future enactment of Assembly Bill No. 199, and that Century Communities would have to determine prior to entering into a definitive agreement whether to accept the risk of changes in applicable laws. With respect to the draft voting agreement, the representatives of Greenberg Traurig stated that

Century Communities would not agree to permit the voting agreement to terminate upon a change of recommendation of the UCP Board solely in respect of an intervening event and that reducing PICO’s voting commitment to 38% of UCP’s outstanding voting power was appropriate under the circumstances. Following this conference call, Paul, Weiss sent a revised draft of the merger agreement to Greenberg Traurig, reflecting the resolution of the open items in that agreement.

Later in the day on March 30, representatives of Cooley and Paul, Weiss discussed the open items in the voting agreement. During that discussion, the representative of Cooley informed Paul, Weiss that there were a handful of additional open items of concern to PICO, including that PICO was not prepared to agree to vote more than 28% of UCP’s outstanding voting power in favor of a merger agreement that the UCP Board no longer recommended by reason of the occurrence of an intervening event that did not permit UCP to terminate the merger agreement. In addition, PICO proposed additional post-closing covenants between PICO and Century Communities primarily relating to certain tax matters in respect of PICO’s interests in UCP, LLC prior to consummation of the merger.

On March 31, 2017, Cooley sent a revised draft of the voting agreement to Greenberg Traurig and Paul, Weiss, which reflected a reduction in PICO’s obligation to vote in favor of the adoption of the merger agreement following a change of recommendation by the UCP Board in the case of an intervening event to 28% of UCP’s outstanding voting power as well as the proposed post-closing covenants between PICO and Century Communities.

On April 2, 2017, Paul, Weiss sent a first draft of UCP’s confidential disclosure schedules to Greenberg Traurig.

The following day, April 3, 2017, Greenberg Traurig sent Paul, Weiss a first draft of Century Communities’ confidential disclosure schedules and sent Cooley and Paul, Weiss revised drafts of the merger agreement and voting agreement. The revisions to the draft merger agreement did not reflect any open material deal terms between the parties, and the revised draft of the voting agreement reflected the status of ongoing discussions between PICO and Century Communities regarding their post-closing covenants and increased PICO’s obligation to vote in favor of the merger agreement following a change of recommendation in respect of an intervening event to 30% of UCP’s outstanding voting power.

On April 4, 2017, representatives of Cooley and Greenberg Traurig held a conference call to discuss open issues in the draft voting agreement. Cooley sent a revised draft of the voting agreement to Greenberg Traurig and Paul, Weiss later that day, which continued to reflect open issues between PICO and Century Communities with respect to the post-closing covenants.

On April 5, 2017, representatives of Paul, Weiss and Greenberg Traurig held a conference call to discuss open issues in the parties’ draft confidential disclosure schedules relating to, among other things, the circumstances in which Century Communities would be permitted to incur new indebtedness between signing and closing and limitations on UCP’s ability to pay retention awards to employees between signing and closing as contemplated by the merger agreement. Later in the day, Paul, Weiss sent Greenberg Traurig a revised draft of Century Communities’ confidential disclosure schedules, and Greenberg Traurig sent Paul, Weiss a revised draft of UCP’s confidential disclosure schedules, in each case reflecting the parties’ discussions from earlier that day. Paul, Weiss also sent a revised draft of the merger agreement to Cooley and Greenberg Traurig.

On the afternoon of April 6, 2017, Party E submitted a preliminary proposal for a business combination transaction with UCP. Party E’s preliminary proposal contemplated an all-stock transaction in the range of approximately $9.50 to $9.75 per share of UCP Class A Common Stock. Based on the closing price of Century Communities’ Common Stock on April 5, 2017, the last full trading day before Party E submitted its preliminary proposal, the cash and stock consideration contemplated by Century Communities’ March 17 preliminary proposal represented an implied total value of approximately $11.21 per share of UCP Class A Common Stock.

The transaction committee held a meeting promptly following UCP’s receipt of Party E’s preliminary proposal, which meeting was attended by two additional members of the UCP Board and representatives of UCP’s management, Citi and Paul, Weiss. During this meeting, management provided an update on the status of the parties’ mutual due diligence reviews, noting among other things that during the recent site visits representatives of Century Communities management had indicated that they desired to retain key members of UCP’s management team following the consummation of the proposed merger and that UCP management had reminded the Century Communities representatives that they were not authorized to discuss personal, post-closing employment matters. In addition, management presented the transaction committee with five-year UCP projections that management proposed providing to Citi for its use and reliance in connection with Citi’s financial analyses and opinion. The members of management noted that, while UCP traditionally prepares only three-year projections, five-year projections were prepared for purposes of enabling Citi to perform a discounted cash flow analysis of UCP, that the proposed five-year projections were based on UCP’s board-approved three-year business plan, and that management had extrapolated two additional years of projections under a base case scenario and a constrained capital scenario along with the assumptions underlying the two scenarios. After discussion, the transaction committee approved management’s proposed five-year projections for Citi’s use and reliance in connection with its financial analyses and opinion. Also during this meeting, Citi reviewed with the transaction committee certain preliminary financial aspects of Century Communities’ and Party E’s respective proposals and updated the transaction committee as to the solicitation of additional potential counterparties to date, and the representatives of Paul, Weiss reviewed the terms of the latest drafts of the various transaction documents between Century Communities and UCP as well as the UCP directors’ fiduciary duties in connection with the proposed transaction. Additionally, the transaction committee discussed with UCP’s management and advisors the status of efforts to refinance the 2017 Notes, including options for obtaining bridge or backstop financing ensuring UCP’s ability to refinance the 2017 Notes at their maturity in October 2017 on commercially acceptable terms if a business combination transaction had not closed before that time.

Later in the day on April 6, Greenberg Traurig sent Paul, Weiss revised drafts of the merger agreement and Century Communities’ confidential disclosure schedules.

Messrs. Bogue and Francescon also spoke by phone on the evening of April 6. During their conversation, Mr. Francescon stated that he expected the parties to be in a position to sign a definitive merger agreement by the evening of the following Monday, April 10, 2017, and to be able to announce the transaction before the trading market opened on April 11, 2017. He also informed Mr. Bogue that Century Communities had concluded that, as a result of anticipated changes to the proposed legislation, the potential negative effects of any future enactment of pending Assembly Bill No. 199 were unlikely to undermine Century Communities’ rationale for a business combination transaction with UCP and that the possible future enactment of Assembly Bill No. 199 would not be a gating item to signing a definitive merger agreement.

On the morning of April 7, 2017, Party F submitted a preliminary proposal for a business combination transaction with UCP. Party F’s preliminary proposal contemplated an all-cash transaction in the range of $14.29 to $16.67 per share of UCP Class A Common Stock, however it also stated among other things that Party F had not yet retained legal or financial advisors and that Party F required two to three months to complete due diligence.

Later in the day on April 7, the transaction committee held a meeting, which was attended by one additional UCP director and representatives of UCP’s management, Citi and Paul, Weiss. During the meeting, Mr. Bogue updated the transaction committee on the status of discussions with Century Communities, including that Century Communities’ representatives were beginning to express a loss of patience with the pace of the transaction process and, in Mr. Bogue’s view, did not appear amenable to continuing negotiations past Monday, April 10. Citi then reviewed with the transaction committee the financial terms of Party F’s preliminary proposal. The representatives of Citi also informed the transaction committee that Party F had executed its confidentiality agreement with UCP only a few days prior on April 4, that Party F appeared to have conducted minimal due diligence of non-public UCP documents provided to Party F through UCP’s virtual data room and that they believed that Party F may have had limited experience with mergers and acquisitions transactions in the United States. The transaction committee, together with UCP’s management and outside financial and legal advisors, then discussed a number of alternative paths to pursue in respect of Party F’s proposal and the various costs and benefits of those alternatives, including in particular the prolonged timeframe Party F had requested to complete its due diligence, the risk of losing the opportunity to enter into a definitive agreement with Century Communities if UCP continued to pursue negotiations with Party F, and the circumstances in which UCP would be permitted to engage in discussions with Party F after entering into a definitive agreement with Century Communities, as well as the potential effect that entering into and publicly announcing a definitive agreement with Century Communities could have on Party F’s willingness to make a post-signing, superior proposal in a price range as high as its preliminary proposal. After discussion, the transaction committee directed Citi to inform J.P. Morgan that UCP had received a higher but conditional proposal from another party and request that Century Communities increase its proposed price and significantly reduce the amount of the termination fee payable if UCP terminated the merger agreement to accept a superior proposal from any party contacted before signing a definitive merger agreement with Century Communities. Additionally, in light of the conditional nature of Party F’s proposal and the risks in pursuing further negotiations with Party F at that time, the transaction committee also directed Citi to speak with representatives of Party F regarding the expected provisions of a definitive merger agreement with respect to the ability of third parties to make unsolicited proposals following execution of such agreement. Representatives of Citi subsequently spoke with representatives of each of J.P. Morgan and Party F as directed by the transaction committee. Since these discussions with Party F, which occurred prior to the execution and delivery of the Merger Agreement on April 10, 2017, UCP and its representatives have neither received nor had any further communication with Party F with respect to a potential transaction involving UCP.

Later in the day on April 7, Party C informed representatives of Citi that it was withdrawing from the process and would not submit a preliminary proposal.

Representatives of Paul, Weiss and Greenberg Traurig also spoke several times on April 7 to resolve the open issues in the parties’ respective confidential disclosure schedules regarding the UCP employee retention plan and Century Communities’ ability to incur indebtedness between signing and closing. Following these discussions, on April 7 and April 8, 2017, Paul, Weiss and Greenberg Traurig sent one another revised drafts of the merger agreement, UCP confidential disclosure schedules and Century Communities confidential disclosures reflecting the resolution of these issues. Greenberg Traurig also sent several revisions to the draft voting agreement to Cooley and Paul, Weiss resolving the open issue regarding PICO’s and Century Communities’ post-closing covenants with respect to certain tax matters and agreeing to PICO’s reduced (28%) voting obligation if the UCP Board changed its recommendation of the merger agreement due to the occurrence of an intervening event that did not permit UCP to terminate the merger agreement.

Also later in the day on April 7, 2017, Mr. Francescon called Mr. Bogue to discuss the status of negotiations and due diligence reviews of Century Communities and UCP. During this phone call, Mr. Francescon requested that UCP not enter into any bridge or backstop financing facility with respect to the 2017 Notes before closing or the earlier termination of a definitive merger agreement in order to avoid incurring the significant costs that such a facility would impose on UCP and given the limited bases on which Century Communities would not be required to close the proposed merger after entering into a definitive agreement. In addition, he informed Mr. Bogue that Century Communities would insist, as a condition to signing a definitive merger agreement that certain members of the UCP management team whom Century Communities desired to retain post-closing agree to amendments of their existing employment agreements with UCP. The purposes of the requested amendments were to align the employees’ compensation and incentives with Century Communities’ business practices and to reduce the amount of severance and/or accelerated vesting of equity awards potentially payable to the executives immediately following the closing of the transaction. Messrs. Francescon and Bogue spoke several more times throughout the day as well as on April 8 and 9 in respect of these issues.

On the morning of April 8, 2017, J.P. Morgan informed Citi that, despite the receipt by UCP of a preliminary proposal from another party, Century Communities would not agree to increase the proposed merger consideration or agree to a significantly reduced, party-specific termination fee; however, Century Communities indicated that it would agree to reduce the termination fee overall to 3.375% of the total equity value of the proposed transaction.

Beginning on April 8 and continuing through the afternoon of April 10, representatives of Paul, Weiss had a number of discussions with Century Communities’ outside employment and benefits counsel, Fox Rothschild LLP (which we refer to in this proxy statement/prospectus as Fox Rothschild), regarding the amendments to the UCP employment agreements proposed by Century Communities. Paul, Weiss and Fox Rothschild also sent each other a number of drafts of the amendments during this period.

Also on April 8, Greenberg Traurig sent Cooley and Paul, Weiss a first draft of a joint press release announcing the proposed transaction, assuming the parties would be able to reach a definitive agreement. The parties continued to circulate revised drafts of the joint press release up until the evening of April 10. Paul, Weiss also sent Greenberg Traurig and Cooley revisions to the draft merger agreement, none of which reflected material changes to the terms of the proposed transaction.

Throughout the day on April 9, 2017, and into the morning of April 10, 2017, Mr. Bogue, the other members of the transaction committee and representatives of Paul, Weiss had several discussions regarding Century Communities’ request that UCP not agree to any bridge or backstop financing in respect of the 2017 Notes, as a result of which the transaction committee members determined, with input from UCP’s management and Paul, Weiss, that UCP could bear this risk so long as (1) UCP retained flexibility to negotiate, enter into and incur certain fees under (but not draw on) replacement credit facilities between signing and closing, (2) if closing had not occurred by a date sufficiently in advance of the maturity of the 2017 Notes to afford UCP time to arrange alternative financing, UCP could terminate the merger agreement to refinance the 2017 Notes free from the restrictions on incurring new indebtedness under the merger agreement and (3) the deadline under the merger agreement for filing the Form S-4 registration statement of which this proxy statement/prospectus forms a part were accelerated to permit the timely closing of the proposed merger before the accelerated outside date prior to the maturity of the 2017 Notes just mentioned. Informed by these determinations, Mr. Bogue and the representatives of Paul, Weiss communicated with Mr. Francescon and the representatives of Greenberg Traurig, respectively, several times throughout the day on April 9 and into the morning of April 10, 2017, resulting in additional exceptions to UCP’s ability to incur indebtedness under the merger agreement being included in UCP’s confidential disclosure schedules and revisions to the draft merger agreement so that the outside date would be October 15, 2017 and the deadline to file the Form S-4 registration statement of which this proxy statement/prospectus forms a part would be 21 days after the date of the merger agreement. Paul, Weiss and Greenberg Traurig also sent each other several revised drafts of UCP’s confidential disclosure schedules and the merger agreement reflecting the ongoing discussions and ultimate resolution of these issues throughout the day on April 9 and into the morning of April 10, 2017.

In the early afternoon of April 10, 2017, Greenberg Traurig, Cooley and Paul, Weiss circulated final versions of the merger agreement, voting agreement, UCP confidential disclosure schedules and Century Communities confidential disclosure schedules, and Fox Rothschild and Paul, Weiss circulated final versions of the employment agreement amendments.

The UCP Board and transaction committee held a joint meeting after market close on April 10, 2017, along with representatives of UCP’s management, Citi and Paul, Weiss. Mr. Bogue first reported on the outcome of the weekend’s negotiations and Century Communities’ agreement to reduce the termination fee to 3.375%, to permit UCP certain flexibility to negotiate and enter into but not draw on backstop credit facilities between signing and closing, to accelerate the outside date and deadline for filing the registration statement, and to the final forms of the employment agreement amendments. The members of management in attendance, including Mr. Bogue, then left the meeting to permit the other UCP directors to discuss the employment agreement amendments in executive session with the representatives of Paul, Weiss. During the executive session, the other UCP directors determined that the amendments to the employment agreements generally resulted in reductions to the benefits the employees otherwise would have been entitled to receive following the consummation of a business combination transaction and understood the employees were willing to agree to the amendments as an accommodation to UCP and its stockholders to facilitate reaching a definitive agreement with Century Communities. After the executive session, the representatives of Paul, Weiss again discussed with the UCP Board their fiduciary duties in evaluating the proposed transaction and the final terms of the proposed merger agreement, voting agreement and other ancillary transaction documents. Also at this meeting, Citi reviewed with the UCP Board Citi’s financial analysis of the Merger Consideration and rendered an oral opinion, confirmed by delivery of a written opinion dated April 10, 2017, to the UCP Board to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken described in such opinion, the Merger Consideration to be received by holders of UCP Class A Common Stock (other than PICO and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. After further discussion, including consideration of the factors described in the section entitled “—UCP’s Reasons for the Merger; Recommendation of the UCP Board of Directors” beginning on page 70 of this proxy statement/prospectus, the transaction committee unanimously recommended that the UCP Board approve the proposed merger agreement and, thereafter, the UCP Board unanimously determined that the proposed merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of UCP and its stockholders and unanimously approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement. The UCP Board also directed the officers of UCP to execute and deliver to Century Communities and thereafter cause UCP to perform the Merger Agreement, resolved that the Merger Agreement be submitted to the UCP stockholders for their approval and recommended that the UCP stockholders vote FOR the adoption of the Merger Agreement. The UCP Board also approved each of the employment agreement amendments and authorized the officers of UCP to execute and deliver them on behalf of UCP.

Later on April 10, Mr. Bogue executed and delivered the Merger Agreement and Voting Agreement on behalf of UCP, Mr. Francescon executed and delivered the Merger Agreement and Voting Agreement on behalf of Century Communities and Mr. Webb executed and delivered the Voting Agreement on behalf of PICO.

Prior to the opening of the U.S. financial markets on April 11, 2017, UCP and Century Communities issued a joint press release announcing the execution of the Merger Agreement and the proposed Merger.

UCP’s Reasons for the Merger; Recommendation of the UCP Board of Directors

In evaluating the Merger and other transactions contemplated by the Merger Agreement, the UCP Board consulted with UCP senior management and UCP’s outside legal and financial advisors and, in the course of reaching its determination to approve the Merger Agreement and to recommend that UCP stockholders vote FOR the proposal to adopt the Merger Agreement, the UCP Board considered a wide and complex range of factors, including the following that weighed positively in favor of the its decision, among others and not necessarily in order of relative importance:

Merger Consideration

•	Compelling Value. The certainty of value and liquidity for UCP’s stockholders represented by the Merger Consideration compared to the long-term and recent historical trading prices of UCP Class A Common Stock and the performance of the homebuilding sector generally, including that, based on the cash consideration of $5.32 per share and the $6.05 implied value of the stock consideration, calculated using the 0.2309 exchange ratio and Century Communities’ closing stock price on April 7, 2017 (the last trading day prior to the date of Merger Agreement) of $26.20 per share, the implied total per share Merger Consideration of $11.37 represented an approximate (i) 22% premium to UCP’s April 7, 2017 closing stock price, (ii) 16% premium to UCP’s 15-day volume-weighted average stock price of $9.79 per share as of April 7, 2017 and (iii) 12% premium to UCP’s 30-day volume-weighted average stock price of $10.13 per share as of April 7, 2017.

•	Ability to Share in Future Value of Century Communities. The fact that, as of Century Communities’ closing stock price on April 7, 2017, approximately 53% of the aggregate Merger Consideration consisted of shares of Century Communities Common Stock, which the UCP Board believed are reasonably likely to increase in value based on the UCP Board’s consideration of the results of UCP’s due diligence review of Century Communities and the reputation, business practices and experience of Century Communities and its management. The stock component of the Merger Consideration will allow UCP stockholders to participate in any potential increase in the equity value of the combined company following the closing of the Merger, including as a result of possible revenue growth and realization of synergies expected to result from the Merger.

•	Fixed Exchange Ratio. The fact that the exchange ratio in respect of the stock portion of the Merger Consideration is fixed and will not fluctuate based upon changes in the market prices of either UCP Class A Common Stock or Century Communities Common Stock between the date of the Merger Agreement and the consummation of the Merger, providing UCP stockholders the opportunity to benefit from any potential increase in the trading price of Century Communities Common Stock pending the completion of the Merger. The fixed exchange ratio provides UCP stockholders with a certainty of pro forma ownership in the combined company.

•	Potential Tax Benefits of Stock Portion of Merger Consideration. Because the Merger is expected to qualify as a partially tax-deferred transaction, a UCP stockholder will be required to recognize gain only to the extent of the cash portion of the Merger Consideration received by such stockholder.

•	Significant Portion of Merger Consideration in Cash. The fact that a large portion of the Merger Consideration will be paid in cash, giving UCP stockholders the opportunity to immediately realize certain value for a significant portion of their investment, and the fact that UCP stockholders would be able to reinvest the cash consideration received in the Merger in Century Communities Common Stock if they desired to do so.

•	Support from PICO. The fact that PICO, UCP’s majority stockholder, agreed to share any control premium that may be attributed to its majority position and accept the same consideration per share in the Merger as will be received by all other UCP stockholders, which the UCP Board believed demonstrated PICO’s view that the Merger Consideration provided the best value reasonably attainable for the outstanding shares of UCP Class A Common Stock.

•	No Majority Stockholder. The fact that, based on UCP’s and Century Communities’ respective stockholder bases as of the date of the Merger Agreement, it is expected that former UCP stockholders will receive shares in a combined company that does not have a majority stockholder or control group and whose publicly listed shares trade and will continue to trade in a more liquid, changing and changeable market with a larger float than is currently the case with respect to UCP’s shares.

•	Best Available Offer. The fact that the UCP Board’s negotiations with Century Communities resulted in increased closing certainty and an increase to the Merger Consideration initially proposed by Century Communities, as well as the UCP Board’s ultimate belief, based on Century Communities’ positions during such negotiations, that the final Merger Consideration provided by the Merger Agreement represented the maximum amount Century Communities would be willing to pay and, although Party F submitted a nominally higher preliminary proposal, the best price and overall deal terms that were reasonably attainable by UCP under the circumstances and likely to be consummated in a timely fashion.

Strategic Considerations

•

Financial and Business Position. UCP’s historical, current and projected business, operations, financial condition, prospects, strategy, and competitive position in the homebuilding industry generally. Specifically, the UCP Board considered certain financial forecasts prepared by UCP management and management’s assessments regarding the achievability of UCP’s long-term strategic plan as a standalone company as compared to the opportunity available to UCP stockholders to receive the Merger Consideration.

•	Standalone Operational Risks. The advantages of entering into the Merger Agreement and consummating the Merger in comparison to the risks associated with remaining independent as a standalone company and pursuing UCP’s strategic plan, including (i) the fact that UCP’s business is cyclical and significantly affected by changes in general and local economic conditions and any slowing or reversal of the present ongoing housing recovery may materially and adversely affect UCP’s business and results of operations, (ii) potential future competition, including from larger and better funded companies that might have competitive advantages from their broader commercial scope and economies of scale, (iii) the risks inherent in the homebuilding sector for UCP, (iv) the challenges and risks associated with growing UCP organically or through strategic acquisitions, (v) UCP’s particular geographic concentrations and current lack of scale, (vi) the impending maturity of UCP’s outstanding 8.5% Senior Notes due 2017, the need to refinance those notes if UCP were to remain independent as a standalone company, and the risks to UCP’s business if those notes could not be refinanced on commercially acceptable terms prior to maturity, (vii) the risk that California might enact Assembly Bill No. 199 and the effects on UCP’s business and operations in California that Assembly Bill No. 199 might have if enacted and (viii) the various additional risk factors pertaining to UCP that are listed in Item 1A of Part I of its most recent Annual Report filed on Form 10-K.

•	Potential Strategic Alternatives. The facts that the UCP Board determined to pursue a business combination transaction and to engage in discussions on a non-exclusive basis with Century Communities after a thorough review of other potential strategic alternatives reasonably available to UCP, including pursuing its standalone business plan, acquiring other businesses, continuing to undertake its stock repurchase program, selling additional equity in secondary offerings and seeking other potential acquirers and business combination partners, and that the UCP Board determined that the Merger is superior to those other potential strategic alternatives. While UCP’s most recent strategic review process commenced in January 2017, the UCP Board was further informed by its prior strategic reviews in connection with UCP’s 2015 sale process and discussions with Century Communities in 2016 regarding a potential business combination, which did not result in a transaction.

•	Opportunities Available to Combined Company. The Merger is expected to provide a number of significant strategic opportunities that UCP and Century Communities would not have as standalone companies, including the following:

—	The combined company is expected to benefit from increased scale and scope and greater geographic diversity, giving it the ability to leverage complementary strategies and business units, assets and properties across a broader platform, to be a stronger competitor in its industry and markets, and to better withstand national and regional financial market and housing sector volatility and other risks in the future;

—	The combined company is expected to have a better earnings trajectory, and the Merger is expected to be accretive to Century Communities’ earnings per share;

—	The combined company is expected to have improved access to and cost of financing in the capital markets; and

—	The combined company will be a financially stronger company than either UCP or Century Communities standing alone before the Merger and is expected to benefit from a more diverse revenue base and increased net after-tax free operating cash flows following the Merger.

Negotiations with Century Communities and Other Potential Acquirers

•	Arms-Length Negotiations with Century Communities. The course of arms-length negotiations between UCP and Century Communities, which, as of Century Communities’ closing stock price on April 7,

2017, eventually resulted in an overall increase of $0.62 from the implied $10.75 Merger Consideration per share of UCP Class A Common Stock initially proposed by Century Communities. The UCP Board believed based on these negotiations that the Merger Consideration represented the highest price per share that Century Communities was willing to pay and that the terms of the Merger Agreement were the most favorable terms to UCP to which Century Communities was willing to agree.

•	Active Competitive Process. The facts that UCP actively sought proposals from numerous other strategic and financial parties that it believed were logical potential acquirers (17 in total, including Century Communities), none of which ultimately submitted a proposal to acquire UCP on terms more advantageous to UCP and its stockholders than those agreed to with Century Communities or, in the case of the proposal received from Party F, that the UCP Board determined was likely to be consummated at the proposed price range or in a timely fashion, and that UCP did not agree to negotiate exclusively with any potential acquirer (including Century Communities) in the period preceding the UCP Board’s approval of the Merger Agreement, and the UCP Board’s belief that, based on negotiations and discussions with these other strategic and financial parties, the Merger Consideration represented the highest price per share reasonably available as of the date of the Merger Agreement any prospective counterparty was likely to pay to acquire UCP. The UCP Board also considered the foregoing facts, all of which relate entirely to the 2017 sale process, in the context of the prior strategic reviews in connection with UCP’s 2015 sale process and discussions with Century Communities in 2016 regarding a potential business combination, which did not result in a transaction.

Likelihood of Completion

•	Likelihood of Completion. The likelihood that the Merger will be consummated, based on, among other things, the likelihood of receiving UCP stockholder approval necessary to complete the transaction in a timely manner, the limited number of conditions to the Merger, including that there are no governmental approvals or approvals by Century Communities’ stockholders of the Merger that are conditions to the closing of the Merger, and the remedies available to UCP under the Merger Agreement in the event of various breaches of the Merger Agreement by Century Communities or Merger Sub, as well as Century Communities’ perceived ability to finance the Merger within the timeframe contemplated by the Merger Agreement.

•	PICO Voting Agreement. The fact that PICO agreed in the voting agreement (i) to vote its shares of UCP Common Stock in favor of the adoption of the Merger Agreement, and that such voting obligation is co-terminous with any termination of the Merger Agreement in accordance with its terms, (ii) to vote for the adoption of the Merger Agreement such number of its shares of UCP capital stock equal to 28% of the total outstanding voting power of UCP if the UCP Board changes its recommendation of the Merger Agreement due to the occurrence of an intervening event, (iii) to terminate various preexisting agreements between PICO and UCP and/or UCP, LLC that Century Communities demanded be terminated as conditions to its willingness to consummate the Merger, (iv) to exchange its existing Series A Units in UCP, LLC for shares of UCP Class A Common Stock immediately prior to the effective time of the Merger, which Century Communities also demanded as a condition to its willingness to consummate the Merger, and (v) to certain restrictions on its ability to sell or transfer the shares of Century Common Stock it receives in the Merger to help Century Communities mitigate any potential impact on the market price of Century Communities Common Stock resulting from a sale or transfer by PICO immediately after the closing of the Merger.

Opinion of UCP’s Financial Advisor

•

Opinion of Citi. The opinion of Citi, dated April 10, 2017, to the UCP Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Merger Consideration to be received by holders of UCP Class A Common Stock (other than PICO and its affiliates) pursuant to the Merger

Agreement, which opinion was based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as more fully described in the section entitled “—Opinion of UCP’s Financial Advisor” beginning on page 77 of this proxy statement/prospectus.

Terms of the Merger Agreement and Certain Other Agreements

•	The terms and conditions of the Merger Agreement, including:

—	the UCP Board’s ability under certain circumstances to change its recommendation in favor of the adoption of the Merger Agreement;

—	UCP’s ability to respond and become fully informed with respect to unsolicited acquisition or business combination proposals from third parties and to provide such third parties with confidential information;

—	the UCP Board’s right, after complying with the terms of the Merger Agreement (including Century Communities’ matching rights), to terminate the Merger Agreement in order to enter into a definitive agreement with respect to a superior proposal (including potentially an unsolicited superior proposal from Party F, were it to make one) upon payment of a $7,050,000 termination fee to Century Communities, which amount the UCP Board was advised was within the customary range of termination fees payable in similar transactions, was payable under customary and appropriate circumstances and should not preclude any third party with the financial capability and bona fide interest of acquiring or combining with UCP from submitting, publicly announcing, or pursuing a potential superior proposal;

—	UCP’s ability to seek specific performance to prevent breaches of the Merger Agreement by Century Communities and to enforce specifically the terms of the Merger Agreement; and

—	that the Merger Agreement contains terms that, taken as a whole, the UCP Board believed (i) provided a significant degree of certainty that the Merger will be completed as quickly as possible, (ii) while restricting UCP from taking certain actions during the pendency of the Merger, would not unduly interfere with UCP’s ability to operate its business in the ordinary course, and (iii) were of a customary nature for mergers involving companies of UCP’s size and operating in UCP’s industry and geographic regions.

•	The fact that all of the confidentiality and standstill agreements entered into by UCP with third parties in connection with UCP’s market check process conducted prior to the signing and announcement of the Merger Agreement have either expired or expressly permit such third parties to submit an unsolicited proposal to acquire or enter into a business combination with UCP from and after the public announcement of the Merger Agreement.

Stockholder Approval and Availability of Appraisal Rights

•	Stockholder Vote. The fact that the adoption of the Merger Agreement will be subject to approval by the holders of a majority of the voting power of the outstanding shares of UCP Common Stock and that, although PICO agreed to vote its shares in favor of the adoption of the Merger Agreement, its voting agreement would terminate automatically upon any termination of the Merger Agreement in accordance with its terms or require it to vote 28% of UCP’s outstanding voting power in favor of the adoption of the Merger Agreement upon a change of the UCP Board’s recommendation in favor of the Merger Agreement due to the occurrence of an intervening event which does not permit the UCP Board to terminate the Merger Agreement.

•	Absence of Fees or Penalty upon Unsuccessful Vote. The fact that, except for the termination fee, there would not be any fee or expense reimbursement payable to Century Communities or penalty as a result of an unsuccessful vote by UCP stockholders to adopt the Merger Agreement.

•	Availability of Appraisal Rights. The fact that appraisal rights under Section 262 of the DGCL are available to holders of UCP Common Stock that comply with the required procedures under the DGCL, which allows such holders to seek appraisal of the fair value of their UCP shares as determined by the Delaware Court of Chancery in lieu of accepting the Merger Consideration.

The UCP Board also considered a number of potential risks and uncertainties in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following (not necessarily in order of relative importance):

•	the potential effect of the public announcement of the Merger Agreement, including effects on UCP’s revenues, customers, operating results and share price and UCP’s ability to attract and retain key management and personnel;

•	the risks and costs to UCP if the Merger is not completed, including the potential diversion of management and employee attention, potential employee attrition, the potential effects on business and customer and supplier relationships, diversion of resources from other strategic opportunities, possibility that the trading price of UCP Class A Common Stock could be adversely affected, and possibility that the market’s perception of UCP’s prospects could be adversely affected;

•	the fact that UCP has incurred and will continue to incur significant transaction costs and expenses in connection with the Merger and other transactions contemplated by the Merger Agreement, regardless of whether they are consummated, and if the Merger and other transactions are not consummated, UCP will be required to pay its own expenses associated with the Merger Agreement;

•	the fact that, as an inducement for and condition to Century Communities’ willingness to enter into the Merger Agreement, PICO has agreed to vote a majority of UCP’s outstanding voting power in favor of the adoption of the Merger Agreement, subject to the termination of such obligation if the Merger Agreement is terminated in accordance with its terms, and that the PICO voting agreement requires PICO to vote 28% of UCP’s outstanding voting power in favor of the adoption of the Merger Agreement if the UCP Board changes its recommendation solely in respect of an intervening event (and not to accept a superior proposal);

•	the fact that the Merger Agreement requires UCP to submit the Merger Agreement to a vote of UCP’s stockholders if the UCP Board changes its recommendation of the Merger Agreement solely in the case of an intervening event;

•	the fact that Party F submitted a preliminary proposal that was for a price per share of UCP Class A Common Stock greater than the aggregate implied value of the Merger Consideration to be paid pursuant to the Merger Agreement;

•	the fact that, although the Merger Consideration represented a premium of approximately 22% to the closing price of UCP Class A Common Stock on April 7, 2017, the implied value of the Merger Consideration as of April 7, 2017 represented a premium of approximately 3% to the median analyst stock price target for UCP and an approximately 11% discount to the 52-week intraday high price of UCP’s Class A Common Stock;

•	the risk that the potential benefits of the Merger may not be fully or partially achieved, or may not be achieved within the expected timeframe;

•	the potential challenges and difficulties relating to integrating the operations of UCP and Century Communities after consummation of the Merger, including the cost to achieve synergies, which will require consolidating certain businesses and functions, integrating organizations, procedures, policies and operations, addressing differences in the business cultures of the two companies and retaining key personnel, and may disrupt each company’s ongoing business operations or adversely affect relationships with customers, suppliers, employees and others;

•	the fact that, because only approximately 53% of the Merger Consideration will be in the form of Century Communities Common Stock, UCP stockholders will have a smaller ongoing equity participation in the combined company (and, as a result, a smaller opportunity to participate in any potential earnings or growth of Century Communities and potential appreciation in the value of Century Communities Common Stock following the Merger) than they have in UCP. The UCP Board considered, however, that UCP stockholders would be able to reinvest the cash received in the Merger in Century Communities Common Stock if they desired to do so;

•	the fact that following the closing of the Merger, the existing directors of Century Communities will constitute all of the members of the combined company’s board of directors and the Century Communities co-chief executive officers and other senior management will continue in these roles;

•	the risk that because the exchange ratio is fixed, the value of the stock consideration to UCP stockholders in the Merger could fluctuate between the signing of the Merger Agreement and the closing of the Merger, including after the UCP stockholder meeting;

•	the fact that, because the Merger is expected to qualify as a partially tax-deferred transaction, a UCP stockholder will be required to recognize gain to the extent of the cash portion of the Merger Consideration received by such stockholder;

•	certain provisions of the Merger Agreement could have the effect of discouraging third party offers for UCP, including the restriction on UCP’s ability to solicit third party proposals for alternative transactions involving UCP and the termination fee UCP would be required to pay Century Communities to terminate the Merger Agreement in order to accept a superior proposal from a third party;

•	the circumstances in which Century Communities may terminate the Merger Agreement, including if the UCP Board changes its recommendation in favor of the Merger;

•	the restrictions on the conduct of UCP’s business prior to the completion of the Merger, which restrictions generally require UCP to operate its businesses in the ordinary course of business consistent with past practice with limited exceptions, which may delay or prevent UCP from undertaking business opportunities that may arise pending completion of the Merger;

•	the fact that certain executive officers of UCP have, and the possibility that other executive officers and directors of UCP could have, interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of UCP’s stockholders;

•	the potential for litigation challenging the Merger, and the possibility that an adverse judgment for monetary damages could have a material adverse effect on the operations of the combined company after the Merger or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Merger; and

•	various other risks associated with the combination and the businesses of UCP and Century Communities described under “Risk Factors” beginning on page 34 of this proxy statement/prospectus.

The UCP Board concluded that these potential risks and uncertainties were outweighed by the benefits that the UCP Board expected UCP and its stockholders to achieve as a result of the Merger. The UCP Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

The foregoing discussion of information and material factors considered by the UCP Board is not intended to be exhaustive, but it does describe the principal factors considered by the UCP Board as aforementioned herein. In view of the variety of factors and substantial amount of information considered in connection with its evaluation of the Merger Agreement and the Merger, the UCP Board did not find it practicable to, and did not, seek to quantify or otherwise assign relative weights to the factors summarized above in reaching its conclusions and in making its recommendation to UCP stockholders to affirmatively vote for the adoption of the Merger Agreement. In addition, each individual member of the UCP Board applied his or her own personal business judgment to the process and may have given different weight to different factors. Except as specifically described above, the UCP Board did not reach any collective view that any individual factor described above either supported or did not support the overall recommendation of the UCP Board. The factors, potential risks and uncertainties contained in this explanation of the UCP Board’s reasons for the Merger and other information presented in this section contain information that is forward-looking in nature and, therefore, should be read in light of the factors discussed in “Cautionary Information Regarding Forward-Looking Statements” beginning on page 32 of this proxy statement/prospectus.

In considering the recommendation of the UCP Board that UCP stockholders vote FOR the adoption of the Merger Agreement and FOR the adjournment proposal, UCP stockholders should be aware and take into account the fact that certain UCP directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of UCP stockholders generally and that may create potential conflicts of interest. The UCP Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the Merger, in approving the Merger Agreement and in recommending that UCP stockholders vote FOR the adoption of the Merger Agreement and FOR the adjournment proposal. For more information on the interests of certain UCP directors and executive officers, see “—Interests of Certain UCP Directors and Officers in the Merger” beginning on page 92 of this proxy statement/prospectus.

Opinion of UCP’s Financial Advisor

UCP engaged Citi as its financial advisor in connection with the proposed Merger. In connection with this engagement, UCP requested that Citi evaluate the fairness, from a financial point of view, of the Merger Consideration to be received by holders of UCP Class A Common Stock (other than PICO and its affiliates) pursuant to the Merger Agreement. On April 10, 2017, at a meeting of the UCP Board held to evaluate the Merger, Citi rendered an oral opinion, confirmed by delivery of a written opinion dated April 10, 2017, to the UCP Board to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken described in such opinion, the Merger Consideration to be received by holders of UCP Class A Common Stock (other than PICO and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Citi’s written opinion, dated April 10, 2017, to the UCP Board, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the UCP Board (in its capacity as such) in connection with its evaluation of the Merger Consideration from a financial point of view and did not address any other terms, aspects or implications of the Merger. Citi expressed no view as to, and its opinion did not address, the underlying business decision of UCP to effect or enter into the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for UCP or the effect of any other transaction which UCP might engage in or consider. Citi’s opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger or otherwise.

In arriving at its opinion, Citi:

•	reviewed an execution version, provided to Citi on April 10, 2017, of the Merger Agreement;

•	held discussions with certain senior officers, directors and other representatives and advisors of UCP and certain senior officers and other representatives and advisors of Century Communities concerning the businesses, operations and prospects of UCP and Century Communities;

•	reviewed certain publicly available and other business and financial information relating to UCP and Century Communities provided to or discussed with Citi by the managements of UCP and Century

Communities, including certain internal financial forecasts and other information and data relating to UCP reflecting, for fiscal years 2020 and 2021, alternative home delivery and leverage scenarios for UCP and certain internal financial forecasts and other information and data relating to Century Communities, and discussed with the management of UCP the potential strategic implications and financial and operational benefits anticipated by the management of UCP to result from the Merger;

•	reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things, current and historical market prices and trading volumes of UCP Class A Common Stock and Century Communities Common Stock, historical and projected operating data of UCP and Century Communities, and the capitalization and financial condition of UCP and Century Communities;

•	analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of UCP and Century Communities and considered, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the Merger;

•	evaluated certain potential pro forma financial effects of the Merger on Century Communities utilizing the internal financial forecasts and other information and data relating to UCP, Century Communities and the Merger referred to above; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the managements and other representatives of UCP and Century Communities that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to the financial forecasts and other information and data relating to UCP that Citi was directed to utilize in its analyses (including, without limitation, as to tax attributes expected by the management of UCP to be utilized by UCP on a standalone basis), Citi was advised by the management of UCP and Citi assumed, with UCP’s consent, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of UCP as to, and were a reasonable basis upon which to evaluate, the future financial performance of UCP under the alternative scenarios reflected therein and the other matters covered thereby. With respect to the financial forecasts and other information and data relating to Century Communities that Citi was directed to utilize in its analyses, Citi was advised by the management of Century Communities and Citi assumed, with UCP’s consent, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Century Communities as to, and were a reasonable basis upon which to evaluate, the future financial performance of Century Communities and the other matters covered thereby. Citi relied, at UCP’s direction, upon the assessments of the managements of UCP and Century Communities as to, among other things, (i) the potential impact on UCP and Century Communities of certain market, competitive, cyclical, seasonal and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the real estate and residential homebuilding industries and related credit and financial markets, including with respect to the housing markets in which UCP and Century Communities operate, (ii) existing and future relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, suppliers and other commercial relationships of UCP and Century Communities and (iii) the ability to integrate the businesses of UCP and Century Communities. Citi assumed, with UCP’s consent, that there would be no developments with respect to any such matters that would have an adverse effect on UCP, Century Communities or the Merger or that otherwise would be meaningful in any respect to Citi’s analyses or opinion.

Citi did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet, accrued or otherwise) of UCP, Century Communities or any other entity and Citi did not make any physical inspection of the properties or assets of UCP, Century

Communities or any other entity. Citi also did not make any analysis of, nor did Citi express any opinion or view as to, the adequacy or sufficiency of reserves for warranty or other claims with respect to home sales or any other matters, and Citi assumed, with UCP’s consent, that such reserves were, and on a pro forma basis would be, in the aggregate appropriate to cover such warranty and other claims. Citi assumed, with UCP’s consent, that the Merger would be consummated in accordance with its terms (including, without limitation, with respect to the exchange by PICO of membership interests in a subsidiary of UCP for shares of UCP Class A Common Stock) and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Merger, no delay, limitation, restriction or condition, including any divestiture or other requirements, amendments or modifications, would be imposed or occur that would have an adverse effect on UCP, Century Communities or the Merger or that otherwise would be meaningful in any respect to Citi’s analyses or opinion. Citi also assumed, with UCP’s consent, that the Merger would qualify for the intended tax treatment contemplated by the Merger Agreement. Citi did not express any opinion or view as to the actual value of Century Communities Common Stock when issued in the Merger or the prices at which Century Communities Common Stock (or any other securities of or relating to Century Communities) or UCP Class A Common Stock (or any other securities of or relating to UCP) would trade or otherwise be transferable at any time. Representatives of UCP advised Citi, and Citi also assumed, that the final terms of the Merger Agreement would not vary materially from those set forth in the execution version reviewed by Citi. Citi did not express any opinion or view with respect to tax, accounting, regulatory, legal or similar matters, including tax or other consequences of the Merger, and Citi relied, with UCP’s consent, upon the assessments of representatives of UCP as to such matters.

Citi’s opinion addressed only the fairness, from a financial point of view and as of its date, of the Merger Consideration (to the extent expressly specified in the opinion), without regard to individual circumstances of specific holders of, or any rights, preferences, restrictions or limitations that may be attributable to, shares of UCP Class A Common Stock or other securities of UCP or its affiliates. Citi’s opinion did not address any other terms, aspects or implications of the Merger, including, without limitation, the form of the Merger Consideration, the form or structure of the Merger, any exchange agreement, voting support and transfer restriction agreement, tax receivable agreement or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Merger or otherwise. Citi expressed no view as to, and its opinion did not address, the underlying business decision of UCP to effect or enter into the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for UCP or the effect of any other transaction which UCP might engage in or consider. Citi also expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other payments to any officers, directors or employees of any parties to the Merger or any affiliates of such parties, or any class of such persons, relative to the Merger Consideration or otherwise. Citi’s opinion was necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Citi as of the date of its opinion. Although subsequent developments may affect Citi’s opinion, Citi has no obligation to update, revise or reaffirm its opinion. As the UCP Board was aware, the credit, financial and stock markets, and the regional housing markets and industries in which UCP and Century Communities operate, have experienced and continue to experience volatility and Citi expressed no opinion or view as to any potential effects of such volatility on UCP or Century Communities (or their respective businesses) or the Merger. In connection with its engagement and at UCP’s direction, Citi held discussions with selected third parties regarding their potential interest in a possible acquisition transaction involving UCP. The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary below is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses undertaken by it and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Citi believes that such analyses and factors must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying such analyses and its opinion.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of UCP and Century Communities. No company, business or transaction reviewed is identical or directly comparable to UCP, Century Communities or their respective businesses or the Merger and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, businesses or transactions reviewed.

The estimates contained in Citi’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and it did not, recommend or determine the specific consideration payable in the Merger. The type and amount of consideration payable in the Merger were determined through negotiations between UCP and Century Communities and the decision to enter into the Merger Agreement and related documents was solely that of the UCP Board. Citi’s opinion was only one of many factors considered by the UCP Board in its evaluation of the Merger and the Merger Consideration and should not be viewed as determinative of the views of the UCP Board or management with respect to the Merger or the consideration payable in the Merger.

Financial Analyses

The following is a summary of the material financial analyses presented to the UCP Board in connection with Citi’s opinion, dated April 10, 2017. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, Citi, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Citi. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the financial analyses, could create a misleading or incomplete view of such financial analyses. Actual results may differ from those indicated by such financial analyses and such differences may be material. For purposes of the financial analyses described below, the term “implied per share Merger Consideration” means $11.37 per share, calculated as (i) the cash consideration of $5.32 per share and (ii) the implied value of the stock consideration of $6.05 per share based on the 0.2309 exchange ratio and the closing price of Century Communities Common Stock on April 7, 2017 (the last trading day prior to the date of the Merger Agreement). Implied per share equity value reference ranges reflected in the summaries of the financial analyses described below were rounded to the nearest $0.10. Financial data utilized for UCP and Century Communities in the financial analyses described below, to the extent based on internal financial forecasts and estimates provided to or discussed with Citi by the managements of UCP and Century Communities, are referred to as the UCP forecasts and the Century Communities forecasts, respectively.

UCP Financial Analyses

Selected Public Companies Analysis. Citi reviewed certain publicly available financial and stock market information of UCP and the following seven selected companies that Citi considered generally relevant as publicly traded companies in the residential homebuilding industry with operations and scale generally similar to those of UCP, collectively referred to as the UCP selected companies:

•	AV Homes, Inc.

•	Beazer Homes USA, Inc.

•	Century Communities, Inc.

•	LGI Homes, Inc.

•	M/I Homes, Inc.

•	The New Home Company Inc.

•	William Lyon Homes

Citi reviewed, among other information and to the extent publicly available, fully diluted equity values, based on closing stock prices on April 7, 2017, as multiples of latest quarter book value (as of December 31, 2016 and taking into account tax attributes of the UCP selected companies to the extent publicly available, calculated for certain of such companies on a present value basis), and calendar years 2017 and 2018 estimated earnings per share, referred to as EPS. Financial data of the UCP selected companies were based on Wall Street research analysts’ estimates and other publicly available information. Financial data of UCP was based on the UCP forecasts, Wall Street research analysts’ estimates and other publicly available information. UCP’s multiples were included in the calculation of median multiples summarized below.

The overall low to high latest quarter book value, calendar year 2017 estimated EPS and calendar year 2018 estimated EPS multiples observed for the UCP selected companies for which information was publicly available were 0.8x to 1.8x (with a median of 0.9x), 8.0x to 19.3x (with a median of 10.0x) and 6.9x to 16.6x (with a median of 8.3x), respectively. Citi noted that the latest quarter book value multiple observed for UCP was 0.8x (based on publicly available information) and that the calendar year 2017 estimated EPS and calendar year 2018 estimated EPS multiples observed for UCP were 18.7x and 12.6x, respectively (based on Wall Street research analysts’ estimates), and that UCP’s return on invested capital was generally lower than the returns on invested capital of the UCP selected companies. Citi applied selected ranges of latest quarter book value, calendar year 2017 estimated EPS and calendar year 2018 estimated EPS multiples of 0.9x to 1.2x, 10.0x to 11.4x and 8.3x to 10.3x, respectively, derived from the UCP selected companies to corresponding data of UCP based on publicly available information and the UCP forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for UCP, as compared to the implied per share Merger Consideration:

Approximate Implied Per Share Equity Value Reference Ranges Based on:			Implied Per Share Merger Consideration
Latest Quarter Book Value	CY 2017E EPS	CY 2018E EPS
$11.40 – $14.00	$5.20 – $5.90	$7.00 – $8.70	$11.37

Selected Precedent Transactions Analysis. Using publicly available information, Citi reviewed financial data relating to the following nine selected transactions that Citi considered generally relevant as transactions involving target companies in the residential homebuilding industry, collectively referred to as the selected transactions:

Announcement Date	Acquiror	Target
September 2016	Lennar Corporation	WCI Communities, Inc.
June 2014	William Lyon Homes	Polygon Northwest Company L.L.C. (residential homebuilding business)
April 2002	Newmark Homes Corp.	Engle Holdings Corp.
February 2002	Beazer Homes USA, Inc.	Crossmann Communities, Inc.
December 2001	Hovnanian Enterprises, Inc.	The Forecast Group, L.P.
October 2000	Technical Olympic USA, Inc.	Engle Holdings Corp.
September 2000	Western Pacific Housing	Schuler Homes, Inc.
February 2000	Lennar Corporation	U.S. Home Corporation
October 1999	Technical Olympic USA, Inc.	Newmark Homes Corp.

Citi reviewed, among other information, transaction values of the selected transactions, calculated as the purchase prices paid for the fully diluted equity values of the target companies, based on closing stock prices as of the announcement dates of the relevant transactions, as multiples of such target companies’ latest quarter book values as of such announcement dates. Financial data of the selected transactions were based on public filings and other publicly available information. Financial data of UCP was based on public filings.

The overall low to high latest quarter book value multiples observed for the selected transactions were 0.7x to 2.0x (with a median of 1.1x). Citi noted that UCP’s return on invested capital was generally lower than the returns on invested capital of other companies in the residential homebuilding industry. Citi applied a selected range of latest quarter book value multiples of 1.0x to 1.2x derived from the selected transactions to UCP’s latest quarter book value (as of December 31, 2016). This analysis indicated the following approximate implied per share equity value reference range for UCP, as compared to the implied per share Merger Consideration:

Approximate Implied Per Share Equity Value Reference Range	Implied Per Share Merger Consideration
$12.00 – $14.40	$11.37

Discounted Cash Flow Analysis. Citi performed a discounted cash flow analysis of UCP by calculating the estimated present value (as of March 31, 2017) of the unlevered, after-tax free cash flows that UCP was forecasted to generate during the last nine months of the fiscal year ending December 31, 2017 through the full fiscal year ending December 31, 2021 based on the UCP forecasts (including the alternative home delivery and leverage scenarios for UCP for fiscal years 2020 and 2021 reflected therein, referred to as the base case and constrained capital case), both before and after taking into account the estimated present value (as of March 31, 2017) of deferred tax assets of UCP expected by the management of UCP to be utilized by UCP during such period, collectively referred to as tax attributes. For purposes of this analysis, stock-based compensation was treated as a cash expense. Citi calculated the implied terminal value of UCP by applying to UCP’s fiscal year ending December 31, 2021 estimated real estate inventory less capitalized interest at the end of the projection period, referred to as adjusted real estate inventory, a selected range of adjusted real estate inventory multiples of 0.95x to 1.05x based on Citi’s professional judgment and taking into account, among other things and to the extent publicly available, observed implied adjusted real estate inventory multiples of the UCP selected companies. The present values (as of March 31, 2017) of UCP’s cash flows, terminal values and tax attributes were then calculated using a selected range of discount rates of 10.1% to 11.5% derived from a weighted average cost of capital calculation. This analysis indicated the following approximate implied per share equity value reference ranges for UCP, both before and after taking into account the estimated present value (as of March 31, 2017) of UCP’s tax attributes, as compared to the implied per share Merger Consideration:

Approximate Implied Per Share Equity Value Reference Ranges Based on:				Implied Per Share Merger Consideration
Base Case		Constrained Capital Case
Before Tax Attributes	After Tax Attributes	Before Tax Attributes	After Tax Attributes
$9.20 – $12.70	$9.40 – $12.90	$9.00 – $12.20	$9.30 – $12.50	$11.37

Century Communities Financial Analyses

Selected Public Companies Analysis. Citi reviewed certain publicly available financial and stock market information of Century Communities and the following seven selected companies that Citi considered generally relevant as publicly traded companies in the residential homebuilding industry with operations and scale generally similar to those of Century Communities, collectively referred to as the Century Communities selected companies:

•	AV Homes, Inc.

•	Beazer Homes USA, Inc.

•	LGI Homes, Inc.

•	M/I Homes, Inc.

•	The New Home Company Inc.

•	UCP, Inc.

•	William Lyon Homes

Citi reviewed, among other information and to the extent publicly available, fully diluted equity values, based on closing stock prices on April 7, 2017, as multiples of latest quarter book value (as of December 31, 2016 and taking into account tax attributes of the Century Communities selected companies to the extent publicly available, calculated for certain of such companies on a present value basis), and calendar years 2017 and 2018 estimated EPS. Financial data of the Century Communities selected companies were based on Wall Street research analysts’ estimates and other publicly available information. Financial data of Century Communities was based on the Century Communities forecasts, Wall Street research analysts’ estimates and other publicly available information. Century Communities’ multiples were included in the calculation of median multiples summarized below.

The overall low to high latest quarter book value, calendar year 2017 estimated EPS and calendar year 2018 estimated EPS multiples observed for the Century Communities selected companies for which information was publicly available were 0.8x to 1.8x (with a median of 0.9x), 8.0x to 19.3x (with a median of 10.0x) and 6.9x to 16.6x (with a median of 8.3x), respectively. Citi noted that the latest quarter book value multiple observed for Century Communities was 1.3x (based on publicly available information) and that the calendar year 2017 estimated EPS and calendar year 2018 estimated EPS multiples observed for Century Communities were 9.7x and 8.2x, respectively (based on Wall Street research analysts’ estimates). Citi then applied selected ranges of latest quarter book value, calendar year 2017 estimated EPS and calendar year 2018 estimated EPS multiples of 0.9x to 1.2x, 10.0x to 11.4x and 8.3x to 10.3x, respectively, derived from the Century Communities selected companies to corresponding data of Century Communities based on publicly available information and the Century Communities forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for Century Communities, as compared to the per share closing price of Century Communities Common Stock on April 7, 2017:

Approximate Implied Per Share Equity Value Reference Ranges Based on:			Century Communities Per Share Closing Stock Price on April 7, 2017
Latest Quarter Book Value	CY 2017E EPS	CY 2018E EPS
$19.70 – $24.30	$23.10 – $26.30	$20.20 – $25.00	$26.20

Discounted Cash Flow Analysis. Citi performed a discounted cash flow analysis of Century Communities by calculating the estimated present value (as of March 31, 2017) of the unlevered, after-tax free cash flows that Century Communities was forecasted to generate during the last nine months of the fiscal year ending December 31, 2017 through the full fiscal year ending December 31, 2021 based on the Century Communities forecasts. For purposes of this analysis, stock-based compensation was treated as a cash expense. Citi calculated the implied terminal value of Century Communities by applying to Century Communities’ fiscal year ending December 31, 2021 estimated adjusted real estate inventory a selected range of adjusted real estate inventory multiples of 1.00x to 1.20x based on Citi’s professional judgment and taking into account, among other things and to the extent publicly available, observed implied adjusted real estate inventory multiples of the Century Communities selected companies. The present values (as of March 31, 2017) of Century Communities’ cash flows and terminal values were then calculated using a selected range of discount rates of 7.0% to 8.0% derived from a weighted average cost of capital calculation. This analysis indicated the following approximate implied per share equity value reference range for Century Communities, as compared to the per share closing price of Century Communities Common Stock on April 7, 2017:

Approximate Implied Per Share Equity Value Reference Range	Century Communities Per Share Closing Stock Price on April 7, 2017
$20.10 – $28.50	$26.20

Certain Additional Information

Citi observed certain additional information that was not considered part of its financial analyses for its opinion but was noted for informational purposes, including the following:

•	historical trading prices of UCP Class A Common Stock and Century Communities Common Stock during the 52-week period ended April 7, 2017, which indicated low to high intraday prices for UCP Class A Common Stock and Century Communities Common Stock during such period of approximately $5.95 to $12.75 per share and approximately $16.30 to $26.25 per share, respectively;

•	one-year forward stock price targets for UCP Class A Common Stock and Century Communities Common Stock as reflected in selected publicly available Wall Street research analysts’ reports as of April 7, 2017, which indicated (i) in the case of UCP, an overall low to high target stock price range of $10.00 to $14.00 per share on an undiscounted basis and approximately $8.90 to $12.40 per share (with a median of $9.70 per share) on a discounted basis (discounted to present value as of March 31, 2017 using UCP’s cost of equity) and (ii) in the case of Century Communities, an overall low to high target stock price range of $25.00 to $30.00 per share on an undiscounted basis and approximately $23.10 to $27.50 per share (with a median of $24.90 per share) on a discounted basis (discounted to present value as of March 31, 2017 using Century Communities’ cost of equity);

•	utilizing publicly available information, the overall observed low to high implied premiums payable in 23 selected cash and stock transactions involving target companies in various industries announced from January 1, 2010 to April 7, 2017 with transaction values of $250 million to $750 million based on closing stock prices of such target companies one week prior to transaction announcement, which indicated (i) average one-week premiums ranging from approximately 20.6% to 32.2% and (ii) after applying a selected range of implied one-week premiums of 20% to 30% derived from these transactions to the closing price of UCP Class A Common Stock of $9.35 per share on April 7, 2017, an approximate implied equity value reference range for UCP of $11.20 to $12.20 per share; and

•	the illustrative pro forma financial impact of the Merger on, among other things, Century Communities’ estimated EPS and estimated book value for the calendar years ending December 31, 2017 and December 31, 2018 based on the UCP forecasts, the Century Communities forecasts and public filings, assuming the Merger were consummated on December 31, 2016 and taking into account potential strategic implications and financial and operational benefits anticipated by the management of UCP to result from the Merger, which indicated that the Merger could be accretive to Century Communities’ estimated EPS and estimated book value in each of such calendar years. Actual results achieved by the combined company may vary from forecasted results and variations may be material.

Miscellaneous

UCP has agreed to pay Citi for its services in connection with the proposed Merger an aggregate fee currently estimated to be approximately $5.5 million, of which a portion was payable upon delivery of Citi’s opinion and approximately $5 million is payable contingent upon consummation of the Merger. In addition, UCP has agreed to reimburse Citi for Citi’s expenses, including fees and expenses of counsel, and to indemnify Citi and related parties against certain liabilities, including liabilities under federal securities laws, arising out of Citi’s engagement. As the UCP Board was aware, Citi and its affiliates in the past have provided and currently and in the future may provide investment banking, commercial banking and/or other similar financial services to UCP and its affiliates unrelated to the Merger, for which services Citi and its affiliates have received and would expect to receive compensation, including, during the two-year period prior to the date of Citi’s opinion, having assisted UCP in connection with share repurchases under UCP’s stock repurchase program, for which services Citi and its affiliates received during such two-year period aggregate fees of less than $5,000. As the UCP Board also was aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and/or other similar financial services to Century Communities and its affiliates, for which services Citi and its affiliates have received and expect to receive compensation, including, during the two-year period prior to the date of Citi’s opinion, having acted or acting as (i) an initial purchaser for a private placement of senior notes of Century Communities, (ii) a sales agent for an at-the-market offering program of Century Communities and (iii) a lender under a revolving credit facility of Century Communities, for which services described in clauses (i) through (iii) above Citi and its affiliates received during such two-year period aggregate fees of approximately $500,000. Although Citi and its affiliates did not provide investment banking, commercial banking or other similar financial services to PICO during the two-year period prior to the date of Citi’s opinion for which Citi and its affiliates received compensation, Citi and its affiliates in the future may provide such services to PICO and/or its affiliates, for which services Citi and its affiliates would expect to receive compensation. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of UCP, Century Communities, PICO and their respective affiliates for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. Although Citi’s and its affiliates’ security holdings in Century Communities may change from time to time, as the UCP Board was aware, Citi held as of March 31, 2017 approximately 8,687 shares of Century Communities Common Stock, which had an implied aggregate market value as of that date of less than $250,000. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with UCP, Century Communities, PICO and their respective affiliates.

UCP selected Citi as its financial advisor in connection with the proposed Merger based on Citi’s reputation, experience and familiarity with UCP and its business. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Century Communities Unaudited Prospective Financial Information

Although Century Communities may periodically publish limited public guidance concerning its expected financial performance, Century Communities does not, as a matter of course, publicly disclose detailed financial forecasts. However, in connection with the negotiation of the proposed Merger and the other transactions contemplated by the Merger Agreement, Century Communities management prepared certain non-public unaudited financial forecasts, which were furnished to the Century Communities Board and UCP and to Citi for its use and reliance in connection with its financial analyses and opinion. A summary of the unaudited financial forecasts is included below to provide UCP stockholders access to certain of such non-public unaudited financial forecasts.

The unaudited financial forecasts were not prepared for the purpose of public disclosure, nor were they prepared in compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP. The summary of the unaudited financial forecasts is not being included in this proxy statement/prospectus to influence UCP stockholders with respect to the adoption of the Merger Agreement, including whether or not to seek appraisal rights with respect to shares of UCP Class A Common Stock held by UCP stockholders. The inclusion of the unaudited financial forecasts in this proxy statement/prospectus should not be regarded as an indication that any of Century Communities, UCP or any of their respective affiliates, directors, officers, advisors or other representatives, or any other recipient of the unaudited financial forecasts, considered, or now considers, the forecasts to be material or necessarily predictive of actual future results or events, and the unaudited financial forecasts should not be relied upon as such.

The unaudited financial forecasts include certain non-GAAP financial measures, including unlevered free cash flow (in each case, as defined below). Century Communities management included forecasts of unlevered free cash flow in the unaudited financial forecasts because Century Communities management believes that unlevered free cash flow could be useful in evaluating the future cash flows generated by Century Communities without taking into account debt servicing costs. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as presented in this proxy statement/prospectus may not be comparable to similarly titled measures used by Century Communities, UCP or other companies. The footnotes to the tables below provide certain supplemental information with respect to the calculation of these non-GAAP financial measures. The unaudited financial forecasts were not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

All of the unaudited financial forecasts summarized below were prepared by, and are the responsibility of, Century Communities management. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in the unaudited financial forecasts and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto, and no independent registered public accounting firm assumes any responsibility for the prospective financial information. The reports of the independent registered public accounting firms incorporated by reference into this proxy statement/prospectus relate to Century Communities’ and UCP’s historical financial information. These reports do not extend to the unaudited financial forecasts and should not be read to do so.

The unaudited financial forecasts do not give effect to the Merger and the other transactions contemplated by the Merger Agreement or any changes to Century Communities’ operations or strategy that may be implemented after the completion of the Merger, including any potential synergies realized as a result of the Merger and the other transactions contemplated by the Merger Agreement, or to any costs related to, or that may arise in connection with, the Merger and the other transactions contemplated by the Merger Agreement, including the effect of any failure of the Merger to occur. Certain potential benefits of the Merger discussed by Century Communities’ and UCP’s respective management teams are described below under “—Possible Benefits of the Merger.”

The unaudited financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Century Communities management. In preparing these unaudited financial forecasts, Century Communities management used assumptions that were substantially based on and consistent with Century Communities’ recent historical results. These assumptions included assumptions with respect to the number of home deliveries anticipated in each fiscal period, average sales prices, gross and contribution margins, general and administrative expenses as a percentage of home sales revenue, and Century Communities’ effective tax rate. The unaudited financial forecasts were prepared by Century Communities management in the first and second quarters of 2017, and Century Communities management believes the unaudited financial forecasts were prepared on a reasonable basis and reflected the best then-currently available estimates and judgments of Century Communities management at that time. Important factors that may affect actual results and cause the unaudited financial forecasts to not be realized include, but are not limited to, the risks, contingencies and other uncertainties described under “Cautionary Information Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 32 and 34, respectively, of this proxy statement/prospectus. The unaudited financial forecasts are forward-looking in nature. The forecasts relate to expectations of multiple future years’ performance, and such information by its nature becomes less predictive with each succeeding year. As a result, actual results may differ materially, and will differ materially if the Merger and the other transactions contemplated by the Merger Agreement are completed, from the unaudited financial forecasts, and there can be no assurance that the forecasts will be realized. None of Century Communities, UCP, or any of their respective affiliates, directors, officers, advisors or other representatives made or makes any representation to any stockholder or other person regarding Century Communities’ ultimate performance compared to the information contained in the unaudited financial forecasts. Except as may be required under applicable law, Century Communities does not undertake any obligation to update or otherwise revise the unaudited financial forecasts to reflect events or circumstances after the date the forecasts were made, including events or circumstances that may have occurred during the period between that date and the date of this proxy statement/prospectus, or to reflect the occurrence of unanticipated events, even in the event that any or all of the assumptions are not realized.

Century Communities Unaudited Financial Forecasts

The following table summarizes the unaudited financial forecasts related to Century Communities on a stand-alone basis without giving effect to the Merger or the other transactions contemplated by the Merger Agreement, and were prepared by Century Communities management as described above.

	For the Years Ending December 31,
(amounts in millions)	2017E	2018E	2019E	2020E	2021E
Total Revenue	$1,088	$1,143	$1,200	$1,248	$1,285
Gross Margin	$209	$220	$224	$230	$234
Pre-Tax Income	$81	$85	$90	$97	$103
Unlevered Free Cash Flow (1)	$20	$29	$28	$41	$53
Real Estate Inventory	$906	$952	$999	$1,039	$1,070

(1)	Unlevered free cash flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity.

Reconciliations of non-GAAP financial measures used in the unaudited financial forecasts to the most directly comparable GAAP measures are provided below:

	For the Years Ending December 31,
(amounts in millions)	2017E	2018E	2019E	2020E	2021E
Pre Tax Income	$81	$85	$90	$97	$103
Capitalized Interest	$27	$29	$27	$28	$26
Taxes	$(38)	$(40)	$(41)	$(44)	$(45)
Increase/(Decrease) in Real Estate Inventory	$(48)	$(45)	$(48)	$(40)	$(31)
(Increase)/Decrease in Net Working Capital (1)	$(2)	$0	$0	$0	$0

Unlevered Free Cash Flow	$20	$29	$28	$41	$53

(1)	Excluding real estate inventory.

CENTURY COMMUNITIES DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE UNAUDITED FINANCIAL FORECASTS SET FORTH ABOVE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE THE FORECASTS WERE MADE, INCLUDING EVENTS OR CIRCUMSTANCES THAT MAY HAVE OCCURRED DURING THE PERIOD BETWEEN THAT DATE AND THE DATE OF THIS PROXY STATEMENT/PROSPECTUS, OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THESE UNAUDITED FINANCIAL PROJECTIONS ARE NOT REALIZED.

Possible Benefits of the Merger

In connection with the negotiation of the Merger, Century Communities’ and UCP’s respective managements discussed various potential benefits to Century Communities as a result of the Merger and the other transactions contemplated by the Merger Agreement, including, among other things, potential annual cost savings and synergies from a reduction in expenses.

Century Communities expects that approximately $5.0 million of incremental annualized cost synergies will be realized within one year of completion of the Merger. Both Century Communities and UCP were aware that the amounts of any benefits to Century Communities as a result of the Merger were estimates, that they may change, and that achieving any of the benefits would be subject to a number of risks, contingencies and other uncertainties, including those described under “Cautionary Information Regarding Forward Looking Statements” and “Risk Factors” beginning on pages 32 and 34, respectively, of this proxy statement/prospectus.

UCP Unaudited Prospective Financial Information

Although UCP may periodically publish limited public guidance concerning its expected financial performance, UCP does not, as a matter of course, publicly disclose detailed financial forecasts. However, in connection with the negotiation of the proposed Merger and the other transactions contemplated by the Merger Agreement, UCP management prepared certain non-public unaudited financial forecasts regarding UCP’s projected future operations for the 2017 through 2021 fiscal years, including, for fiscal years 2020 and 2021, alternative home delivery and leverage scenarios for UCP, which were furnished to the UCP Board and Century Communities and to Citi for its use and reliance in connection with its financial analyses and opinion. We refer to these unaudited financial forecasts as the “UCP Projections.” A summary of the UCP Projections is included below to provide UCP stockholders access to certain of such non-public unaudited financial forecasts.

The UCP Projections include certain non-GAAP financial measures, including EBITDA and unlevered free cash flow (in each case, as defined below). UCP’s management included forecasts of EBITDA in the UCP Projections because EBITDA is commonly used by investors to assess financial performance and operating results of ongoing business operations and UCP’s management believes that EBITDA could be useful in evaluating the business, potential operating performance and cash flow of UCP. UCP’s management included forecasts of unlevered free cash flow in the UCP Projections because UCP’s management believes that unlevered free cash flow could be useful in evaluating the future cash flows generated by UCP without taking into account debt servicing costs. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as presented in this proxy statement/prospectus may not be comparable to similarly titled measures used by UCP, Century Communities or other companies. The footnotes to the tables below provide certain supplemental information with respect to the calculation of these non-GAAP financial measures. The UCP Projections were not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

The UCP Projections were not prepared for the purpose of public disclosure. The summary of the UCP Projections is not being included in this proxy statement/prospectus to influence UCP stockholders with respect to the adoption of the Merger Agreement, including whether or not to seek appraisal rights with respect to shares of UCP Class A Common Stock held by UCP stockholders. The inclusion of the UCP Projections in this proxy statement/prospectus should not be regarded as an indication that any of Century Communities, UCP or any of their respective affiliates, officers, directors, advisors or other representatives or any other recipient of the UCP Projections considered, or now considers, the forecasts to be material or necessarily predictive of actual future results or events, and the UCP Projections should not be relied upon as such.

All of the UCP Projections summarized below were prepared by, and are the responsibility of, UCP management. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in the UCP Projections and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto, and no independent registered public accounting firm assumes any responsibility for the UCP Projections. The reports of the independent registered public accounting firms incorporated by reference into this proxy statement/prospectus relate to Century Communities’ and UCP’s historical financial information. These reports do not extend to the UCP Projections and should not be read to do so.

While presented with numeric specificity, the UCP Projections were based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition and general business, economic, market and financial conditions and additional matters specific to UCP’s businesses) that are inherently uncertain and may be beyond the control of UCP management. UCP management prepared the UCP Projections in April 2017 in connection with the negotiation of the proposed Merger, and UCP management believes the UCP Projections were prepared on a reasonable basis and reflect the best then-currently available estimates and judgments of UCP management at that time and, to the best of UCP management’s knowledge and belief at that time, the then-expected course of action and then-expected future financial performance of UCP. For additional information regarding UCP management’s preparation of the UCP Projections see “—Background of the Merger” beginning on page 57 of this proxy statement/prospectus. Important factors that may affect actual results and cause the UCP Projections to not be realized include, but are not limited to, the risks, contingencies and other uncertainties described under “Cautionary Information Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 32 and 34, respectively, of this proxy statement/prospectus. The UCP Projections are forward-looking in nature. The forecasts relate to expectations of multiple future years’ performance, and such information by its nature becomes less predictive with each succeeding year. The UCP Projections also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the UCP Projections. Accordingly, there can be no assurance that the forecasted results summarized below will be realized. None of UCP, Century Communities or any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding UCP’s ultimate performance compared to the information contained in the UCP Projections summarized below, or that the forecasted results will be achieved. UCP has made no representation to Century Communities, in the Merger Agreement or otherwise, concerning the UCP Projections. The UCP Projections summarized below do not give effect to the Merger. UCP urges all stockholders to review UCP’s reported financial results in its most recent SEC filings. Except as may be required under applicable law, UCP does not undertake any obligation to update or otherwise revise the UCP Projections to reflect events or circumstances after the date the UCP Projections were made, including events or circumstances that may have occurred during the period between that date and the date of this proxy statement/prospectus, or to reflect the occurrence of unanticipated events, even in the event that any or all of the assumptions are not realized.

UCP Projections

The following tables summarize the UCP Projections related to UCP on a stand-alone basis without giving effect to the Merger or the other transactions contemplated by the Merger Agreement and were prepared by UCP management as described above. As noted above and in the section of this proxy statement/prospectus entitled “—Background of the Merger,” the “Base Case” and “Constrained Capital Case” reflect alternative home delivery and leverage scenarios for UCP for fiscal years 2020 and 2021.

Base Case:

	For the Years Ending December 31,
(amounts in millions)	2017E	2018E	2019E	2020E	2021E
Total Revenue	$404	$522	$602	$725	$852
Gross Margin	$74.8	$94.1	$109.3	$131.2	$154.1
Pre-Tax Income	$15.9	$26.0	$34.7	$41.7	$52.7
EBITDA (1)	$27	$42	$53	$64	$78
Unlevered Free Cash Flow (2)	$(54)	$(12)	$(8)	$(45)	$(21)
Real Estate Inventory	$458	$500	$543	$633	$706
Adjusted Real Estate Inventory (3)	$438	$481	$525	$618	$695

(1)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity.
(2)	Unlevered free cash flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. For purposes of the UCP Projections, unlevered free cash flow is defined as EBITDA, less depreciation and amortization and income tax expense, plus depreciation and amortization, less capital expenditures, increases/(decreases) in real estate inventory (excluding capitalized interest) and (increases)/decreases in net working capital (excluding real estate inventory).
(3)	For purposes of the UCP Projections, adjusted real estate inventory is defined as real estate inventory less capitalized interest at the end of the projection period.

Constrained Capital Case:

	For the Years Ending December 31,
(amounts in millions)	2017E	2018E	2019E	2020E	2021E
Total Revenue	$404	$522	$602	$667	$747
Gross Margin	$74.8	$94.1	$109.3	$120.6	$134.7
Pre-Tax Income	$15.9	$26.0	$34.7	$38.3	$45.8
EBITDA	$27	$42	$53	$58	$68
Unlevered Free Cash Flow	$(54)	$(12)	$(8)	$(7)	$(9)
Real Estate Inventory	$458	$500	$543	$588	$641
Adjusted Real Estate Inventory	$438	$481	$525	$572	$628

Reconciliations of non-GAAP financial measures used in the UCP Projections to the most directly comparable GAAP measures are provided below:

Base Case:

	For the Years Ending December 31,
(amounts in millions)	2017E	2018E	2019E	2020E	2021E
Operating Income	$26	$41	$52	$62	$77
Depreciation & Amortization	$1	$1	$1	$1	$1

EBITDA	$27	$42	$53	$64	$78

Operating Income	$26	$41	$52	$62	$77
Income Tax Expense	$(10)	$(16)	$(20)	$(24)	$(30)
Depreciation & Amortization	$1	$1	$1	$1	$1
Capital Expenditures	$(1)	$(1)	$(1)	$(1)	$(2)
Increase/(Decrease) in Real Estate Inventory (1)	$(82)	$(43)	$(44)	$(93)	$(77)
(Increase)/Decrease in Net Working Capital (2)	$12	$5	$5	$10	$8

Unlevered Free Cash Flow	$(54)	$(12)	$(8)	$(45)	$(21)

(1)	Excluding capitalized interest.
(2)	Excluding real estate inventory.

Constrained Capital Case:

	For the Years Ending December 31,
(amounts in millions)	2017E	2018E	2019E	2020E	2021E
Operating Income	$26	$41	$52	$57	$67
Depreciation & Amortization	$1	$1	$1	$1	$1

EBITDA	$27	$42	$53	$58	$68

Operating Income	$26	$41	$52	$57	$67
Income Tax Expense	$(10)	$(16)	$(20)	$(22)	$(26)
Depreciation & Amortization	$1	$1	$1	$1	$1
Capital Expenditures	$(1)	$(1)	$(1)	$(1)	$(1)
Increase/(Decrease) in Real Estate Inventory (1)	$(82)	$(43)	$(44)	$(47)	$(56)
(Increase)/Decrease in Net Working Capital (2)	$12	$5	$5	$5	$6

Unlevered Free Cash Flow	$(54)	$(12)	$(8)	$(7)	$(9)

(1)	Excluding capitalized interest.
(2)	Excluding real estate inventory.

UCP DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE UCP PROJECTIONS SET FORTH ABOVE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE THEY WERE MADE, INCLUDING EVENTS OR CIRCUMSTANCES THAT MAY HAVE OCCURRED DURING THE PERIOD BETWEEN THAT DATE AND THE DATE OF THIS PROXY STATEMENT/PROSPECTUS, OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THESE UNAUDITED FINANCIAL PROJECTIONS ARE NOT REALIZED.

Interests of Certain UCP Directors and Officers in the Merger

In considering the recommendation of the UCP Board that UCP stockholders vote FOR the adoption of the merger agreement and FOR the adjournment proposal, UCP stockholders should be aware and take into account the fact that certain UCP directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of UCP stockholders generally and that may create potential conflicts of interests. Specifically, (i) Mr. Bogue will be entitled to a one-time transaction bonus equal to $1,972,639, paid 60 days after the closing of the Merger, and may be entitled to up to $1.4 million in accelerated vesting of restricted stock units and $530,000 in cash severance if terminated without “cause” or if he resigns for “good reason” following such closing (plus a COBRA subsidy for 12 months following termination), and (ii) Mr. Pirrello, if terminated without “cause” or if he resigns for “good reason” after such closing, may be entitled to up to $953 thousand in accelerated vesting of restricted stock units and $1,126,726 in cash severance (plus a COBRA subsidy for 12 months following termination). The directors and executive officers of UCP will also be entitled to certain indemnification rights under the Merger Agreement.

The UCP Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation of, the Merger, in approving the Merger Agreement and in recommending that the UCP stockholders vote FOR the adoption of the merger agreement and FOR the adjournment proposal. All of the independent and disinterested UCP directors approved the Merger Agreement and made the foregoing recommendations.

UCP’s current named executive officers (who also constitute all of its executive officers) are Dustin L. Bogue, President and Chief Executive Officer, and James M. Pirrello, Chief Financial Officer and Treasurer.

UCP Equity Awards

As described in the sections entitled “—Treatment of UCP Equity Awards” and “The Merger Agreement—Treatment of UCP Equity Awards” below, at the effective time of the Merger, each outstanding option to purchase shares of UCP Class A Common Stock, whether vested or unvested, shall, without any further action on the part of the holder, be converted into an option to purchase a number of shares of Century Communities Common Stock equal to the number of shares of UCP Class A Common Stock underlying such option immediately prior to the effective time of the Merger multiplied by the Equity Award Exchange Ratio (as defined below) (rounded down to the nearest whole share), with an exercise price equal to the exercise price applicable to such option immediately prior to the effective time of the Merger divided by the Equity Award Exchange Ratio (rounded up to the nearest whole cent). Each such converted option shall be subject to the same terms and conditions as were applicable immediately prior to the Merger (including vesting terms, conditions, and schedules). As noted below in the section entitled “—CEO Employment Agreement Amendment,” Mr. Bogue has agreed to forfeit all of his outstanding stock options, whether vested or unvested, upon the closing of the Merger. In addition, pursuant to amendments to employment agreements of certain UCP employees that will become effective as of, and are subject to and conditioned upon, the consummation of the Merger, all of the remaining outstanding options to purchase shares of UCP Class A Common Stock, whether vested or unvested, will be canceled for no consideration upon the consummation of the Merger.

In addition, each outstanding restricted stock unit with respect to a share of UCP Class A Common Stock shall, without any further action on the part of the holder, be converted into a restricted stock unit with respect to a number of shares of Century Communities Common Stock equal to the number of shares of UCP Class A Common Stock underlying such award immediately prior to the effective time of the Merger multiplied by the Equity Award Exchange Ratio. Each such converted restricted stock unit shall be subject to the same terms and conditions as were applicable immediately prior to the merger (including vesting terms, conditions, and schedules). However, as noted below in the section entitled “—CEO Employment Agreement Amendment,” Century Communities and Mr. Bogue have agreed to a modified vesting schedule for Mr. Bogue’s outstanding unvested restricted stock units. Pursuant to the terms of Mr. Bogue’s and Mr. Pirrello’s restricted stock unit award agreements, each of Mr. Bogue and Mr. Pirrello are entitled to full vesting of their unvested restricted stock units upon a termination without “cause” or resignation for “good reason”; based on the average closing sale price of a share of Century Communities Common Stock as reported on the NYSE for the five consecutive trading days ending on and including June 20, 2017, the value of such accelerated vesting (after giving effect to the conversion of such restricted stock units as described above) for Mr. Bogue and Mr. Pirrello would be $1.4 million and $953 thousand, respectively.

The “Equity Award Exchange Ratio” means the sum of (i) 0.2309 (the Stock Exchange Ratio) plus (ii) the quotient obtained by dividing (a) $5.32 (the cash consideration) by (b) the average closing sale price of a share of Century Communities Common Stock as reported on the NYSE for the five consecutive trading days ending on and including the second complete trading day immediately preceding the closing date of the Merger, rounded to the nearest ten-thousandth.

CEO Employment Agreement Amendment

On April 10, 2017, in connection with the transactions contemplated by the Merger Agreement, UCP entered into an employment agreement amendment (which we refer to as the “CEO Employment Agreement Amendment”) with Mr. Bogue. The CEO Employment Agreement Amendment will become effective as of, and is subject to and conditioned upon, the consummation of the Merger.

Under the CEO Employment Agreement Amendment, Mr. Bogue’s current employment agreement will remain in effect, except that:

•	Mr. Bogue’s new title will be Regional President – West, and he no longer will have a contractual right to report to the board of directors;

•	Mr. Bogue’s annual cash incentive bonus in respect of the 2017 fiscal year will be determined in accordance with the annual performance goals or objectives established as of immediately prior to the closing of the Merger;

•	The current vesting schedule for Mr. Bogue’s 124,409 unvested restricted stock units (which currently vest in calendar years 2018 through 2022) will instead vest (after giving effect to their conversion as described above) in three installments as follows: 30,201 of such restricted stock units will vest on the 60th day following the closing of the Merger; 56,544 of such restricted stock units will vest on the first anniversary of the 60th day following the closing of the Merger; and 37,664 of such restricted stock units will vest on the second anniversary of the 60th day following the closing of the Merger. As described above, Mr. Bogue’s restricted stock units will also vest in full upon a termination without “cause” or resignation for “good reason”;

•	Mr. Bogue will receive a one-time transaction bonus 60 days following the closing of the Merger, equal to three times the sum of his current base salary and average annual bonus for the past three completed fiscal years (such bonus equal to $1,972,639 in total);

•	As described above, any options to purchase UCP Class A Common Stock, whether vested or unvested, that Mr. Bogue holds at the effective time of the Merger shall be canceled for no consideration; and

•

Mr. Bogue’s “change in control” severance arrangements will be eliminated, such that following any termination without “cause” or resignation for “good reason,” Mr. Bogue will be entitled to receive, subject to a release, (i) a severance payment equal to one times his respective base salary, which is currently $530,000 per year (or, in the event of a resignation for “good reason” and if higher, his base salary prior to the event constituting “good reason”), and (ii) a subsidy for any Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (which we refer to as “COBRA”) contribution coverage premiums for 12 months. Under his current employment agreement, upon a termination without “cause” or resignation for “good reason” within two years following a “change in control,” Mr. Bogue would have been entitled to a severance payment equal to three times the sum of his base salary and average of his annual bonuses for the three previous fiscal years (or, if such termination occurred absent a “change in control,” two times the sum of his base salary and target annual bonus), and Mr. Bogue would have been entitled to a COBRA subsidy for 24 months following termination.

CFO Severance Benefits

Pursuant to his employment agreement with UCP, upon a termination without “cause” or a resignation for “good reason” within two years following a “change in control”, Mr. Pirrello is entitled to a lump sum severance payment, subject to a release, equal to two times the sum of his base salary and average of his annual bonuses for the three previous fiscal years (such severance payment currently equal to $1,126,726 in total), plus a COBRA subsidy for 12 months following termination.

Indemnification and Insurance

Under the Merger Agreement, Century Communities and Merger Sub are required to honor all of UCP’s obligations to exculpate, indemnify (including to advance expenses), defend or hold harmless the current and former UCP directors and officers in accordance with the terms of the UCP Charter, UCP Bylaws and any individual indemnification agreements or other applicable documents from the effective time of the Merger until the expiration of the applicable statute of limitations with to respect to any claims against such persons relating to acts or omissions by such persons before the effective time of the Merger. Century Communities has further agreed to cause UCP’s directors’ and officers’ liability insurance policies to be maintained for a period of six years after the effective time of the Merger, subject to certain terms and conditions in the Merger Agreement. In addition, Century Communities agreed in the Merger Agreement that, at UCP’s option, UCP may purchase before the effective time of the Merger a six-year prepaid “tail” policy, in which case Century Communities is required to cause such coverage to remain in full force and effect for its full term.

Board of Directors and Management Following the Merger

Upon consummation of the Merger, the board of directors and executive officers of Century Communities are expected to remain unchanged. For information on Century Communities’ current directors and executive officers, please see Century Communities’ proxy statement for its 2017 annual meeting of stockholder filed with the SEC on March 29, 2017. See “Where You Can Find More Information” beginning on page 152.

Treatment of UCP Equity Awards

At the effective time of the Merger:

•	each option, referred to as the UCP option, to purchase shares of UCP Class A Common Stock that is outstanding immediately prior to the effective time of the Merger will automatically, and without any action on the part of the holder thereof, be converted into an option to purchase shares of Century Communities Common Stock, referred to as an “adjusted option,” on the same terms and conditions as were applicable under such UCP option immediately prior to the effective time of the Merger (including vesting terms, conditions and schedules), with the number of shares of Century Communities Common Stock (rounded down to the nearest whole number of shares) subject to such adjusted option equal to the product of (i) the total number of shares of UCP Class A Common Stock underlying such UCP option immediately prior to the effective time of the Merger, multiplied by (ii) the “Equity Award Exchange Ratio” (as defined in the Merger Agreement and described below), and with the exercise price applicable to such adjusted option to equal the quotient (rounded up to the nearest whole cent) obtained by dividing (a) the exercise price per share applicable to such UCP option immediately prior to the effective time of the Merger, by (b) the Equity Award Exchange Ratio; and

•

each restricted stock unit with respect to a share of UCP Class A Common Stock, referred to as a UCP restricted stock unit, that is outstanding immediately prior to the effective time of the Merger will automatically, and without any action on the part of the holder thereof, be converted into a restricted stock unit award with respect to a share of Century Communities Common Stock, with the same terms and conditions as were applicable under such UCP restricted stock unit immediately prior to the effective time of the Merger (including vesting and settlement terms, conditions and schedules), and relating to the number of shares of Century Communities Common Stock equal to the product of (i) the number of shares of UCP Class A Common Stock subject to such UCP restricted stock unit immediately prior to the effective time of the Merger, multiplied by (ii) the Equity Award Exchange Ratio, with any fractional shares rounded to the nearest whole number of shares of Century Communities Common Stock.

The “Equity Award Exchange Ratio” means the sum of (i) 0.2309 (the Stock Exchange Ratio) plus (ii) the quotient obtained by dividing (a) $5.32 (the cash consideration) by (b) the average closing sale price of a share of Century Communities Common Stock as reported on the NYSE for the five consecutive trading days ending on and including the second complete trading day immediately preceding the closing date of the Merger, rounded to the nearest ten-thousandth.

In connection with the transactions contemplated by the Merger Agreement, UCP entered into amendments to employment agreements (which we refer to as the “Employment Agreement Amendments”) with certain employees of UCP. The Employment Agreement Amendments will become effective as of, and are subject to and conditioned upon, the consummation of the Merger. Under the Employment Agreement Amendments, such employees of UCP agreed to forfeit all of their outstanding UCP Options, whether vested or unvested, upon the closing of the Merger. The UCP Options which are subject to the Employment Agreement Amendments represent all of the outstanding UCP Options as of the date of the Merger Agreement.

For more information, see “The Merger Agreement—Treatment of UCP Equity Awards” beginning on page 113 of this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a discussion of the material U.S. federal income tax consequences of the exchange of shares of UCP Class A Common Stock for a combination of shares of Century Communities Common Stock and cash pursuant to the Merger Agreement.

This discussion addresses only “U.S. holders” of UCP Class A Common Stock, meaning persons who hold that stock as a capital asset and are “U.S. persons,” as defined for U.S. federal income tax purposes. For these purposes a “U.S. person” is:

•	an individual citizen or resident of the United States as defined for U.S. federal income tax purposes;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a court within the United States, if one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

This discussion does not address any non-income tax or any foreign, state or local tax consequences of the Merger. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. holder of UCP Class A Common Stock in light of that U.S. holder’s particular circumstances or to a U.S. holder subject to special rules (such as a financial institution, a broker or dealer in securities, an insurance company, a regulated investment company, a real estate investment trust, a tax-exempt organization, a person who holds UCP Class A Common Stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, a partnership or other pass-through entity for U.S. federal income tax purposes or a person who acquired UCP Class A Common Stock pursuant to the exercise of options or otherwise as compensation). This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this proxy statement/prospectus and all of which are subject to change, possibly with retroactive effect.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds UCP Class A Common Stock, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Any partnership or entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds UCP Class A Common Stock, and the partners in such partnership, are urged to consult their own tax advisors.

HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

General

It is a condition to completion of the Merger that Paul, Weiss, tax counsel to UCP, and Greenberg Traurig, tax counsel to Century Communities, each deliver an opinion to both UCP and Century Communities, dated the closing date of the Merger, to the effect that the Merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Each party may waive the requirement to receive such opinions as a condition to each party’s obligation to complete the Merger, but if the requirement to receive such opinions is waived after the adoption of the Merger Agreement by the UCP stockholders, then the approval of the UCP stockholders must be resolicited. Neither UCP nor Century Communities intends to waive this condition.

The tax opinions regarding the Merger will not address any state, local or foreign tax consequences of the Merger. The opinions will be based on certain assumptions and representations as to factual matters from Century Communities and UCP, as well as certain covenants and undertakings by Century Communities and UCP, substantially in the forms of the letters set forth in the disclosure schedules to the Merger Agreement. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate or is violated prior to the effective time of the Merger, one or both of the opinions may not be delivered and, if delivered, the conclusions reached by counsel in their opinions cannot be relied upon. In such case, the tax consequences of the Merger could differ from those described in this proxy statement/prospectus. Neither Century Communities nor UCP is currently aware of, or expects there to be, any facts or circumstances that would cause any of the assumptions, representations, covenants or undertakings set forth in the forms of the letters set forth in the disclosure schedules to the Merger Agreement to be incorrect, incomplete, inaccurate or violated.

An opinion of counsel represents such counsel’s best legal judgment but is not binding on the IRS or any court, so there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge. Neither UCP nor Century Communities intends to obtain a private letter ruling from the IRS on the tax consequences of the Merger. If the IRS were to successfully challenge the “reorganization” status of the Merger, a U.S. holder of UCP Class A Common Stock would recognize taxable gain or loss in full for U.S. federal income tax purposes upon the exchange of UCP Class A Common Stock for a combination of Century Communities Common Stock and cash in the Merger.

Assuming that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences to U.S. holders of UCP Class A Common Stock who receive a combination of shares of UCP Class A Common Stock and cash in the Merger generally will be as follows.

Exchange of UCP Class A Common Stock for a Combination of Century Communities Common Stock and Cash

Except as discussed in “—Cash in Lieu of Fractional Shares,” a U.S. holder who surrenders shares of UCP Class A Common Stock in exchange for a combination of Century Communities Common Stock and cash generally will recognize gain (but not loss) equal to the lesser of:

(1)	the excess, if any, of the cash plus the fair market value of any Century Communities Common Stock received (including such fractional share for which cash was paid) in the Merger, over such U.S. holder’s adjusted tax basis in the shares of UCP Class A Common Stock surrendered by such U.S. holder in the Merger, and

(2)	the cash received by such U.S. holder in the Merger (other than cash received in lieu of any fractional share of Century Communities Common Stock).

In the case of any U.S. holder who acquired different blocks of UCP Class A Common Stock at different times and at different prices, any realized gain or loss will be determined separately for each identifiable block of shares surrendered in the Merger, and a loss realized on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares. Any such U.S. holder is urged to consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of UCP Class A Common Stock surrendered in the Merger.

Any gain recognized generally will be long-term capital gain if the U.S. holder held the shares of UCP Class A Common Stock for more than one year at the effective time of the Merger. Long-term capital gains of an individual generally are subject to favorable rates of U.S. federal income tax. In some limited cases where the U.S. holder actually or constructively owns Century Communities Common Stock before the Merger, such gain may be treated as having the effect of the distribution of a dividend to such U.S. holder under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income. These rules are complex and dependent upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder that may be subject to these rules is urged to consult its tax advisor as to their application to the particular facts relevant to such U.S. holder.

Generally, a U.S. holder’s aggregate tax basis in the Century Communities Common Stock received by such U.S. holder in the Merger, including any fractional share deemed received by the U.S. holder under the treatment discussed below in “—Cash in Lieu of Fractional Shares,” will equal such U.S. holder’s aggregate tax basis in the UCP Class A Common Stock surrendered in the Merger, increased by the amount of taxable gain or dividend income, if any, recognized by such U.S. holder in the Merger (other than with respect to any gain recognized on the receipt of cash in lieu of any fractional share of UCP Class A Common Stock), and decreased by the amount of cash, if any, received by such U.S. holder in the Merger (other than any cash received in lieu of any fractional share of Century Communities Common Stock). The holding period for the shares of Century Communities Common Stock received in the Merger, including any fractional share deemed received by the U.S. holder under the treatment discussed below in “—Cash in Lieu of Fractional Shares,” generally will include the holding period for the shares of UCP Class A Common Stock exchanged therefor.

Cash in Lieu of Fractional Shares

No fractional shares will be issued to holders of UCP Class A Common Stock in the Merger. A U.S. holder that receives cash in lieu of any fractional share of Century Communities Common Stock in the Merger will generally be treated as having received the fractional share in the Merger and then as having exchanged the fractional share for cash. As a result, a U.S. holder that receives cash in lieu of any fractional share of Century Communities Common Stock in connection with the Merger will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the U.S. holder’s tax basis in the fractional share. Any capital gain or loss generally will be long-term capital gain or loss if the U.S. holder held the shares of UCP Class A Common Stock for more than one year at the effective time of the Merger. The deductibility of capital losses is subject to limitations. Currently, long-term capital gains of an individual generally are subject to favorable rates of U.S. federal income tax.

Exchange of UCP Class A Common Stock Solely for Cash Pursuant to Stockholder Appraisal Rights under Delaware Law

A U.S. holder who properly exercises its appraisal rights under Section 262 of the DGCL and surrenders all of its shares of UCP Class A Common Stock solely in exchange for cash in the Merger generally will recognize capital gain or loss equal to the difference between the amount of cash received by such U.S. holder and the U.S. holder’s adjusted tax basis in the UCP Class A Common Stock exchanged therefor.

Any capital gain or loss generally will be long-term capital gain or loss if the U.S. holder held the shares of UCP Class A Common Stock for more than one year at the effective time of the Merger. Long-term capital gains of an individual generally are subject to favorable rates of U.S. federal income tax. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Backup withholding, at a rate of 28%, may apply with respect to certain payments unless the holder of the UCP Class A Common Stock receiving such payments (1) is an exempt holder (including corporations, tax-exempt organizations, qualified pension and profit-sharing trusts and individual retirement accounts) who, when required, provides certification as to its status; or (2) provides a certificate containing the holder’s name, address, correct U.S. federal taxpayer identification number and a statement that the holder is exempt from backup withholding. Additional information regarding the required certifications will be provided in the Letter of Transmittal to holders of UCP Class A Common Stock shortly before the effective time of the Merger.

A U.S. holder of UCP Class A Common Stock who does not provide Century Communities (or the Exchange Agent) with its correct taxpayer identification number may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided that the holder timely furnishes certain required information to the IRS.

Reporting Requirements

Each U.S. holder of UCP Class A Common Stock who receives shares of Century Communities Common Stock in the Merger is required to retain records pertaining to the Merger pursuant to Treasury regulations Section 1.368-3(d). U.S. holders who hold 5 percent or more (by vote or value) of the UCP Class A Common Stock immediately prior to the Merger or who hold UCP Class A Common Stock with a basis of $1 million or more will also generally be required to file a statement that contains the information listed in Treasury regulations Section 1.368-3(b) with their U.S. federal income tax returns for the year of the Merger. Such statement must include the U.S. holder’s basis in the shares of UCP Class A Common Stock surrendered in the Merger and other information regarding the Merger.

Medicare Net Investment Income Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of:

(1)	the U.S. holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year, and

(2)

the excess of the U.S. holder’s modified adjusted gross income for the taxable year (or the U.S. holder’s adjusted gross income in the case of an estate or trust) over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances).

For this purpose, net investment income generally includes dividend and net capital gain income, for example, net capital gain recognized with respect to a disposition of shares of UCP Class A Common Stock in the Merger, unless such dividend income or net gain is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the net investment income tax with respect to your disposition of shares of UCP Class A Common Stock in the Merger.

Consequences to Century Communities, UCP, and Merger Sub

None of Century Communities, UCP, or Merger Sub will recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger.

Accounting Treatment of the Merger

The Merger will be accounted for in accordance with GAAP. GAAP requires the Merger to be accounted for using the acquisition method pursuant to which Century Communities has been determined to be the acquirer for accounting purposes. As required by the acquisition method, Century Communities will record UCP’s tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values at the acquisition date. The excess of consideration transferred (i.e. purchase price) over the fair value of net assets acquired will be recognized as goodwill. Goodwill is not amortized, but is tested for impairment at least annually or more frequently if circumstances indicate potential impairment. The operating results of UCP will be reported as part of the combined company beginning on the closing date of the Merger. The final valuation of the tangible and identifiable intangible assets acquired and liabilities assumed has not yet been completed. The completion of the valuation upon consummation of the Merger could result in significantly different amortization expenses and balance sheet classifications than those presented in Century Communities’ unaudited pro forma condensed combined financial information included in this proxy statement/prospectus.

Regulatory Approvals Required to Complete the Merger

Century Communities and UCP have determined that the Merger is not subject to requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and no other governmental consents to the Merger is required. The Merger may require that notifications be given to governmental agencies that have issued licenses that are held by UCP and its subsidiaries, and other governmental agencies. The shares of Century Communities Common Stock that will be issued to UCP stockholders as a result of the Merger must be approved for listing on the NYSE, subject to official notice of issuance.

Litigation Relating to the Merger

A putative class action lawsuit (captioned: Joseph Tola v. UCP, Inc., Michael C. Cortney, Dustin L. Bogue, Eric H. Speron, Peter H. Lori, Kathleen R. Wade, Maxim C.W. Webb, Century Communities, Inc. and Casa Acquisition Corp., Case No. 5:17-cv-02713, United States District Court, Northern District of California) was filed on May 10, 2017, purportedly on behalf of UCP stockholders, against UCP and the individually named directors, all of whom are the directors of UCP. Century Communities and Merger Sub are also named as defendants. The complaint alleges claims under Section 14(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder, as well as claims under Section 20(a) of the Exchange Act. Plaintiff alleges that this proxy statement/prospectus omits to include certain information and seeks to enjoin the Merger, rescission in the event the Merger is consummated or an award of rescissory damages, and an award of plaintiff’s attorney’s fees and costs of the litigation.

Century Communities and UCP are disclosing in this proxy statement/prospectus certain additional information (which we refer to as the “Supplemental Disclosures”) in response to plaintiff’s complaint and solely for the purpose of rendering moot the allegations contained therein. The defendants deny all of the allegations set forth by plaintiff in the complaint and deny any alleged violations of law. The Supplemental Disclosures should be read in conjunction with this proxy statement/prospectus, which we urge you to read in its entirety. With respect to plaintiff’s complaint, the defendants deny that this proxy statement/prospectus contained, prior to the amendment containing the Supplemental Disclosures, any material misstatements or omissions, and deny that any further supplemental disclosure was required to be made under any applicable rule, statute, regulation or law. The defendants deny and have not admitted wrongdoing of any kind, including, but not limited to, alleged inadequacies in any disclosure contained in this proxy statement/prospectus, the materiality of any disclosure that the plaintiff alleges should have been made in this proxy statement/prospectus, or any violation of any federal or state law. The defendants believe that this proxy statement/prospectus disclosed, prior to the amendment containing the Supplemental Disclosures, all material information necessary for holders of UCP Common Stock to make a fully informed voting decision, and the defendants deny that the Supplemental Disclosures are material or are otherwise required by any federal or state law.

Plaintiff and defendants, through their respective counsel, entered into a memorandum of understanding, dated June 21, 2017, pursuant to which, among other things, plaintiff has agreed to voluntarily withdraw and dismiss with prejudice his individual claims in the above-referenced lawsuit and to terminate all asserted claims therein in connection with the Supplemental Disclosures made in this proxy statement/prospectus.

Exchange of Shares in the Merger

The conversion of UCP Class A Common Stock into the right to receive the Merger Consideration will occur automatically at the effective time of the Merger. Century Communities has designated U.S. Bank as the Exchange Agent and will enter into an exchange agent agreement with the Exchange Agent reasonably acceptable to UCP providing for the Exchange Agent to handle the exchange of certificates or book-entry shares representing shares of UCP Class A Common Stock for the Merger Consideration. Century Communities will deliver to the Exchange Agent as needed the cash and shares of Century Communities Common Stock comprising the Merger Consideration payable in respect of UCP Class A Common Stock. As promptly as practicable after the effective time of the Merger, Century Communities will instruct the Exchange Agent to mail to each holder of record of UCP Class A Common Stock a letter of transmittal specifying that delivery will be effected and risk of loss and title to any certificates representing shares of UCP Class A Common Stock shall pass only upon delivery of such certificates to the Exchange Agent. The letter of transmittal will also include instructions explaining the procedure for surrendering UCP stock certificates or transferring uncertificated shares of UCP Class A Common Stock in exchange for the Merger Consideration.

UCP stockholders who submit a duly executed letter of transmittal, together with their stock certificates or a lost stock certificate affidavit (in the case of certificated shares) or other evidence of transfer requested by the Exchange Agent (in the case of book-entry shares), will receive the Merger Consideration into which the shares of UCP Class A Common Stock were converted in the Merger. UCP stockholders will not receive any fractional shares of Century Communities Common Stock and will instead receive cash in lieu of any such fractional shares in an amount, without interest, rounded up to the nearest whole cent, equal to the product of (i) the fraction of a share of Century Communities Common Stock to which such holder otherwise would have been entitled to receive, multiplied by (ii) the average closing sale price of a share of Century Communities Common Stock as reported on the NYSE for the five consecutive trading days ending on and including the second complete trading day immediately preceding the closing date of the Merger.

After the effective time of the Merger, shares of UCP Class A Common Stock will automatically be converted or canceled as provided in the Merger Agreement and will cease to exist, and certificates that previously represented shares of UCP Class A Common Stock will represent only the right to receive the Merger Consideration as described above. Until holders of UCP Class A Common Stock have surrendered their shares to the Exchange Agent for exchange, those holders will not receive dividends or distributions declared or made with respect to shares of Century Communities Common Stock with a record date after the effective time of the Merger. However, upon the surrender of their shares of UCP Class A Common Stock, such holders will receive the amount of dividends, without interest, or other distributions with respect to shares of Century Communities Common Stock theretofore paid with a record date after the effective time of the Merger.

If there is a transfer of ownership of UCP Class A Common Stock that is not registered in the records of UCP, payment of the Merger Consideration as described above will be made to a person other than the person in whose name the certificate or uncertificated share so surrendered is registered only if the certificate is properly endorsed or otherwise is in proper form for transfer or the uncertificated share is properly transferred, and the person requesting the payment must pay to the Exchange Agent any transfer or other similar taxes required as a result of such payment or satisfy the Exchange Agent that any transfer or other similar taxes have been paid or that no payment of those taxes is necessary.

Dividends and Share Repurchases

Neither Century Communities nor UCP currently pays a quarterly dividend on their respective capital stock. Under the terms of the Merger Agreement, until the effective time of the Merger, neither Century Communities nor UCP is permitted to declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or to purchase, redeem or otherwise acquire any shares of its capital stock, subject to certain exceptions, including acquiring shares of either company’s capital stock delivered to that company to pay the exercise price or tax withholding obligations under any option or restricted stock unit, and, in the case of Century Communities, repurchases of Century Communities Common Stock under its existing stock repurchase program.

Listing of Shares of Century Communities Common Stock and Delisting and Deregistration of UCP Class A Common Stock

Under the terms of the Merger Agreement, Century Communities is required to use all reasonable efforts to cause the shares of Century Communities Common Stock to be issued in the Merger to be approved for listing on the NYSE prior to the effective time of the Merger, subject to official notice of issuance. Accordingly, application will be made to have the shares of Century Communities Common Stock to be issued in the Merger approved for listing on the NYSE, where shares of Century Communities Common Stock are currently listed for trading under the ticker symbol “CCS.”

If the Merger is completed, there will no longer be any publicly held shares of UCP Class A Common Stock. Accordingly, UCP Class A Common Stock will no longer be listed on NYSE and will be deregistered under the Exchange Act.

Appraisal Rights

Pursuant to Section 262 of the DGCL, UCP stockholders who do not vote in favor of adoption of the Merger Agreement, who continuously hold their shares of UCP Class A Common Stock through the effective time of the Merger and who otherwise comply with the applicable requirements of Section 262 of the DGCL have the right to seek appraisal of the fair value of their shares of UCP Common Stock, as determined by the Delaware Court of Chancery, if the Merger is completed. The “fair value” of shares of UCP Common Stock as determined by the Delaware Court of Chancery could be greater than, the same as, or less than the value of the Merger Consideration that UCP stockholders would otherwise be entitled to receive under the terms of the Merger Agreement.

The right to seek appraisal will be lost if a UCP stockholder votes FOR adoption of the Merger Agreement. However, abstaining or voting against adoption of the Merger Agreement is not in itself sufficient to perfect appraisal rights because additional actions must also be taken to perfect such rights.

UCP stockholders who wish to exercise the right to seek an appraisal of their shares must so advise UCP by submitting a written demand for appraisal prior to the taking of the vote on the Merger Agreement at the UCP special meeting, and must otherwise follow the procedures prescribed by Section 262 of the DGCL. A person having a beneficial interest in shares of UCP Class A Common Stock held of record in the name of another person, such as a nominee or intermediary, must act promptly to cause the record holder to follow the steps required by Section 262 of the DGCL and in a timely manner to perfect appraisal rights. In view of the complexity of Section 262 of the DGCL, UCP stockholders that may wish to pursue appraisal rights are urged to consult their legal and financial advisors. In addition, under Section 262 of the DGCL, the Delaware Court of Chancery will dismiss any appraisal proceedings as to all stockholders who have perfected their appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of UCP Class A Common Stock, or (ii) the value of the Merger Consideration provided in the Merger Agreement for the total number of shares of UCP Class A Common Stock entitled to appraisal exceeds $1 million. See “Appraisal Rights” beginning on page 143 of this proxy statement/prospectus.

Corporate Headquarters

Century Communities’ principal executive offices are located at 8390 East Crescent Parkway, Suite 650, Greenwood Village, Colorado 80111. Its main telephone number is (303) 770-8300.

THE MERGER AGREEMENT

The following section summarizes material provisions of the Merger Agreement, which is included in this proxy statement/prospectus as Annex A, is incorporated by reference herein in its entirety, and qualifies the following summary in its entirety. The rights and obligations of Century Communities, Merger Sub, and UCP, as parties to the Merger Agreement, are governed by the Merger Agreement and not by this summary or any other information contained in or incorporated by reference into this proxy statement/prospectus. UCP stockholders are urged to read the Merger Agreement carefully and in its entirety, as well as this proxy statement/prospectus and the information incorporated by reference into this proxy statement/prospectus, before making any decisions regarding the proposals.

The following summary of the Merger Agreement is included in this proxy statement/prospectus to provide you with information regarding the terms of the Merger Agreement and is not intended to provide any factual information about Century Communities or UCP. Such information can be found elsewhere in this proxy statement/prospectus and in the other public filings Century Communities and UCP, respectively, have made and will make with the SEC. See “Where You Can Find More Information” beginning on page 152 of this proxy statement/prospectus.

The Merger Agreement contains representations and warranties and covenants by each of the parties to the Merger Agreement. These representations and warranties have been made by UCP solely for the benefit of Century Communities, on the one hand, and by Century Communities and Merger Sub, solely for the benefit of UCP, on the other hand, and:

•	may not be intended as statements of fact, but rather as a way of allocating risk between Century Communities and UCP in the event the statements therein prove to be inaccurate;

•	have been qualified in important respects by confidential disclosures that were exchanged between Century Communities and UCP at the time they entered into the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; and

•	may apply standards of materiality in a way that is different from the standard of materiality that is applicable to disclosures to investors.

Moreover, information concerning the subject matter of the representations and warranties in the Merger Agreement and described below may have changed since the date of the Merger Agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus. In addition, if specific material facts arise that contradict the representations and warranties in the Merger Agreement, each of Century Communities and UCP, as applicable, will disclose those material facts in public filings that it makes with the SEC if it determines that it has a legal obligation to do so. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 152 of this proxy statement/prospectus.

Structure and Effect of the Merger

The Merger Agreement provides that Century Communities will acquire UCP, UCP’s separate corporate existence will cease to exist and UCP will no longer be a publicly traded company. Specifically, in the Merger, UCP will be merged with and into Merger Sub, with Merger Sub surviving the Merger as a wholly-owned subsidiary of Century Communities.

The forward triangular Merger structure was viewed by Century Communities and UCP as an important element in creating the tax effects of the Merger described in the section entitled “Proposal I: Adoption of the Merger Agreement—Material U.S. Federal Income Tax Consequences of the Merger.”

From and after the effective time of the Merger, all of the rights, privileges, powers, franchises, properties, liabilities, duties and debts previously in the name of and owned by, belonging to, and owed and owing to, UCP, will be in the name of and owned by, belong to, and be owed and owing to, Merger Sub (as the surviving corporation of the Merger).

From and after the effective time of the Merger, the certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the effective time of the Merger will remain the certificate of incorporation and bylaws, respectively, of Merger Sub, as the surviving corporation of the Merger until amended, modified or replaced in accordance with the certificate of incorporation or bylaws of Merger Sub and Delaware law, and the directors and officers of Merger Sub immediately prior to the effective time of the Merger will be the directors and officers, respectively, of Merger Sub, as the surviving corporation of the Merger until his or her successor has been elected and qualified, subject to his or her earlier death, resignation or removal.

Merger Consideration

At the effective time of the Merger, each share of UCP Class A Common Stock issued and outstanding immediately prior to the effective time of the Merger, except for any (i) shares held by UCP in its treasury, (ii) shares owned by Century Communities or any subsidiary of Century Communities or UCP, and (iii) shares with respect to which appraisal rights have been properly demanded in accordance with Section 262 of the DGCL, which will have the rights described in “Appraisal Rights,” beginning on page 143 of this proxy statement/prospectus, will be converted into the right to receive, (a) $5.32 in cash, without any interest thereon, and (b) 0.2309 of a validly issued, fully paid and non-assessable share of Century Communities Common Stock; provided, that UCP stockholders will not receive any fractional shares of Century Communities Common Stock and will instead receive cash in lieu of any such fractional shares in an amount, without interest, rounded up to the nearest whole cent, equal to the product of (x) the fraction of a share of Century Communities Common Stock to which such holder otherwise would have been entitled to receive, multiplied by (y) the average closing sale price of a share of Century Communities Common Stock as reported on the NYSE for the five consecutive trading days ending on and including the second complete trading day immediately preceding the closing date of the Merger. Shares of UCP Class B Common Stock outstanding at the effective time of the Merger, if any, will be canceled for no consideration.

No adjustment will be made to the Stock Exchange Ratio of 0.2309 of a share of Century Communities Common Stock payable in the Merger to the holders of UCP Class A Common Stock due to any increase or decrease, as applicable, to the price of a share of Century Communities Common Stock at any time from and after April 10, 2017 (the date of the execution of the Merger Agreement). However, if, between April 10, 2017 and the effective time of the Merger, the outstanding shares of Century Communities Common Stock have been changed into a different number of shares or a different series or class of shares of capital stock of Century Communities by reason of any reclassification, recapitalization, split-up, combination, recombination, exchange of shares or adjustment, or a stock dividend thereon shall be declared with a record date within such period, the Stock Exchange Ratio and related provisions will be appropriately and proportionately adjusted.

Representations and Warranties

The Merger Agreement contains substantially reciprocal representations and warranties of Century Communities and Merger Sub, on the one hand, and UCP, on the other hand, regarding, among other things:

•	due organization, valid existence, good standing and qualification to do business, and corporate power and authority;

•	capitalization, and capitalization and ownership of subsidiaries;

•	corporate authorization of the Merger Agreement and the Merger and the valid, binding and enforceable nature of the Merger Agreement;

•	the absence of any conflict with, or violation of, or default (with or without notice or lapse of time, or both) under, or right of termination, cancelation or acceleration of any obligation or loss of a benefit under, or creation of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever upon any property (real or personal) or assets under (i) the organizational documents of Century Communities and its subsidiaries, on the one hand, or UCP and its subsidiaries, on the other hand, (ii) any contract, lease, license, indenture, agreement, commitment, benefit plan, or other legally binding arrangement to which Century Communities and its subsidiaries, on the one hand, or UCP and its subsidiaries, on the other hand, is a party or their respective properties or assets are bound, or (iii) any governmental filings, order, or law;

•	required consents and approvals from governmental entities;

•	SEC documents and financial statements, the absence of material misstatements or omissions in such filings and documents, and compliance of such filings with legal requirements;

•	absence of certain undisclosed liabilities;

•	maintenance and effectiveness of internal controls and disclosure controls and procedures;

•	accuracy of information supplied or to be supplied for use in this proxy statement/prospectus;

•	conduct of its businesses in the ordinary course, consistent with past practice, and the absence of an event that would cause a material adverse effect;

•	material assets;

•	real property;

•	intellectual property;

•	information technology;

•	existence of and compliance with certain material contracts;

•	possession of and compliance with required permits necessary for the conduct of such party’s business;

•	insurance policies;

•	tax matters;

•	absence of certain legal proceedings, investigations and governmental orders;

•	compliance with applicable laws, including anti-corruption laws, and governmental orders;

•	environmental matters;

•	employee benefit plan and ERISA matters;

•	employment and labor matters;

•	absence of transactions, contracts or arrangements with affiliates requiring disclosure under the securities laws;

•	brokers’ fees payable in connection with the Merger;

•	ownership of the common stock of the other party; and

•	non-reliance on extra-contractual representations and warranties of the other party.

In addition, UCP has further made representations and warranties regarding, among other things:

•	applicability of antitakeover statutes;

•	voting requirements of its stockholders with respect to the Merger; and

•	the receipt of an opinion from its financial advisor.

In addition, Century Communities has further made representations and warranties regarding, among other things:

•	the availability of funds sufficient to pay the cash consideration in the Merger and all of its fees and expenses related to the Merger; and

•	the ownership, capitalization, and operations of Merger Sub.

Many of the representations and warranties in the Merger Agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct would be material to or have a material adverse effect with respect to the party making the representation or warranty) or speak only to the actual knowledge (after due inquiry) of specified officers of Century Communities or UCP, as applicable.

For purposes of the Merger Agreement, a “material adverse effect” means, with respect to a party, any effect, or any change, event, development, state of facts or occurrence, individually or in the aggregate, materially adverse on or to the (i) business, assets, liabilities, financial condition or results of operations of such party and its subsidiaries, taken as a whole, or (ii) ability of such party to consummate the Merger prior to the Outside Date, except that that none of the following shall be taken into account in determining whether a “material adverse effect” has occurred or would be reasonably likely to occur:

•	changes in financial, securities or currency markets, changes in prevailing interest rates or exchange rates, changes in general economic or political conditions, changes in the industry in which such party or any of its subsidiaries operates, changes in commodity prices, or effects of weather, natural disaster or acts of God (in each case, except to the extent such effect affects such party and its subsidiaries in a disproportionate manner as compared to other companies that operate in the same industry and geographic region as such party);

•	any attack, outbreak, hostility, terrorist activity, act or declaration of war or act of public enemies or other calamity, crisis or geopolitical event (in each case, except to the extent such effect affects such party and its subsidiaries in a disproportionate manner as compared to other companies that operate in the same industry and geographic region as such party);

•	changes in law or in any interpretation of any law, or changes in regulatory conditions in the jurisdictions in which such party or any of its subsidiaries operates, including, for avoidance of doubt, if California Assembly Bill No. 199 is enacted (in each case, except to the extent such effect affects such party and its subsidiaries in a disproportionate manner as compared to other companies that operate in the same industry and geographic region as such party);

•	changes in GAAP or any authoritative interpretation thereof;

•	any failure of such party to meet its internal or published earnings, revenue, cash flows or EBITDA forecasts, projections, guidance, or estimates or any budgets or financial or operating plans, or any change or prospective change to such party’s credit ratings (but not the underlying causes of any such failure or change to the extent not otherwise falling within any of the exceptions to this definition);

•	the negotiation, announcement, execution, delivery, consummation or pendency of the Merger Agreement or of the transactions contemplated thereunder (including any effect thereof on the relationships of such party or any of its subsidiaries with its customers, suppliers, employees or competitors);

•	any litigation arising from any alleged breach of fiduciary duty or other violation of law relating to the Merger Agreement or the transactions contemplated thereunder;

•	any action taken or omission to act by such party, its controlled affiliates, or any other person that is expressly contemplated or required by the Merger Agreement;

•	actions taken or not taken at the request or with the consent of the other party;

•	any breach, violation or non-performance by the other party of any of its obligations under the Merger Agreement; or

•	changes in the trading prices or trading volume of such party (but not the underlying causes of any such changes to the extent not otherwise falling within any of the exceptions to this definition).

The representations and warranties contained in the Merger Agreement will not survive the effective time of the Merger.

Conduct of Business

Each of Century Communities and UCP has agreed, between the date of the Merger Agreement and the effective time of the Merger, to conduct its business in the ordinary course of business, consistent with past practices, including by using reasonable efforts to (i) preserve intact its current business organization, (ii) maintain its rights and permits, (iii) keep available the services of its current officers and employees, (iv) keep its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it, and (v) maintain its properties and assets in their current state of repair, order, functionality and condition, reasonable wear and tear excepted, to the end that its goodwill and ongoing business shall be unimpaired.

In addition, each of Century Communities and UCP has agreed not to take certain actions between the date of the Merger Agreement and the effective time of the Merger without the prior written consent (not be unreasonably withheld, conditioned or delayed) of the other party, including the following (subject to exceptions described below or in the Merger Agreement, or as set forth in disclosure schedules that were exchanged between Century Communities and UCP at the time they entered into the Merger Agreement):

•	declaring, setting aside or paying any dividends on, or making any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect subsidiary of such party to its parent;

•	splitting, combining or reclassifying any of its capital stock or issuing or authorizing the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•	purchasing, redeeming or otherwise acquiring any shares of its capital stock or any capital stock of any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for shares of its common stock delivered to it to pay the exercise price or tax withholding obligations under any of its options or restricted stock awards or units;

•	issuing, delivering, selling or granting (i) any shares of its capital stock, (ii) any voting debt or other voting securities, or (iii) any securities convertible into or exchangeable for any shares of its capital stock, other than the issuance of common stock upon the exercise of options outstanding on the date of the Merger Agreement and in accordance with their present terms;

•	amending its certificate of incorporation, by-laws or other comparable charter or organizational documents, except for such amendments to its certificate of incorporation, by-laws and other comparable charter or organizational documents that do not have an adverse effect on the Merger and the other transactions contemplated by the Merger Agreement, or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

•

acquiring or agreeing to acquire (i) by merging or consolidating with, or by purchasing all or substantially all the assets of or all or substantially all the outstanding equity interests in, any business or any corporation, partnership, joint venture, limited liability company or other company, association or other business organization, or (ii) any assets or real property, which acquisition or acquisitions would be material, individually or in the aggregate, to it and its subsidiaries, taken as a whole, except purchases of land in the ordinary course of business (including entering into option contracts to acquire (and purchasing pursuant to the terms of such contracts) land (or an ownership interest in an entity holding land));

•	making any change in accounting methods, principles or practices materially affecting its reported consolidated assets, liabilities or results of operations, except as may be required by a change in GAAP;

•	selling, leasing (as lessor), licensing or otherwise disposing of or subjecting to any lien any of its real property or any of its land assets with an aggregate valuation in excess of $1,000,000, other than in the ordinary course of business;

•	selling, leasing (as lessor), licensing or otherwise disposing of or subject to any lien any of its properties or assets that are material, individually or in the aggregate, to it and its subsidiaries, taken as a whole, except sales of inventory and excess or obsolete assets in the ordinary course of business;

•	incurring any indebtedness for borrowed money or guaranteeing any such indebtedness of another person, issuing or selling any debt securities or warrants or other rights to acquire any of its or its subsidiaries’ debt securities, or guaranteeing any debt securities of another person, except for the incurrence of certain forms of indebtedness incurred in the ordinary course of business; or

•	making any loan or advance (other than loans or advances that will be repaid before the closing of the Merger) to any of its affiliates, officers or directors, other than in the ordinary course of business.

UCP has further agreed not to take certain actions between the date of the Merger Agreement and the effective time of the Merger without the prior written consent (not be unreasonably withheld, conditioned or delayed) of Century Communities, including the following (subject to exceptions described below or in the Merger Agreement, or as set forth in disclosure schedules that were previously provided to Century Communities at the time of entry into the Merger Agreement):

•	except for (a) retention bonus awards and payments to be paid pursuant to a specified retention plan, (b) increases in compensation, and/or (c) increases in severance or termination pay, not to exceed $1,000,000 in the aggregate, which in each case shall be subject to prior review and approval (not to be unreasonably withheld, conditioned or delayed) by Century Communities, (i) granting to any of its or any of its subsidiaries’ officers or directors any increase in compensation, except for such increases in compensation that are required under employment contracts in effect as of the date of the Merger Agreement, (ii) granting to any of its or any of its subsidiaries’ officers or directors any increase in severance or termination pay, except for such increases in severance and termination pay that are required under contracts in effect as of the date of the Merger, (iii) entering into any severance or termination agreement with any such officer or director, (iv) establishing, adopting, extending, renewing, entering into or amending in any material respect any collective bargaining agreement or any of its benefit plans, or (v) taking any action to accelerate any rights or benefits, or making any material determinations under any collective bargaining agreement or any of its benefit plans in effect as of the date of the Merger Agreement, except as required by the terms of such collective bargaining agreement or benefit plan;

•	making or agreeing to make any new capital expenditure that, individually, is in excess of $500,000, except to the extent provided for in its budget for 2017 previously made available to Century Communities; or

•

(i) making (except for elections made in the ordinary course of business) or changing any material tax election, (ii) changing any tax accounting period for purposes of a material tax or material method of tax accounting, (iii) filing any material amended tax return, (iv) settling or compromising any audit or proceeding relating to a material amount of taxes, except in the ordinary course of business, (v) agreeing to an extension or waiver of the statute of limitations with respect to a material amount of taxes, (vi) entering into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to any material tax, (vii) surrendering any right to claim a material tax refund, or (viii) taking any action that would require the filing of a “gain recognition agreement” (within the meaning of the Treasury regulations promulgated under Section 367 of the Code) to avoid current recognition of a material amount of income or gain for U.S. federal income tax purposes.

No Solicitation of Alternative Proposals

UCP has agreed that, from April 10, 2017 until the earlier to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement (in accordance with its terms), it will not, nor will it authorize any of its representatives or permit any of its controlled affiliates to, and it will instruct each of its representatives not to, on its behalf, directly or indirectly:

•	solicit, initiate, or knowingly encourage or facilitate any inquiries or the making, announcement or submission to UCP of any expression of interest, proposal or offer that constitutes, or reasonably would be expected to lead to, any Takeover Proposal (as defined and described below);

•	enter into any agreement (whether binding, non-binding, conditional or otherwise) with respect to any Takeover Proposal;

•	other than with respect to Century Communities, fail to enforce, release any person from, terminate or waive or render inapplicable, or amend in any manner less favorable to UCP, the provisions of any confidentiality, standstill or other similar agreement currently in effect to which UCP or any of its subsidiaries is a party, with respect to a Takeover Proposal;

•	“opt out” of, waive or amend, or take any action to render inapplicable to any person (other than Century Communities and Merger Sub) or to any Takeover Proposal (other than the Merger and the other transactions contemplated by the Merger Agreement), the provisions of any anti-takeover laws or of Article XII of UCP’s certificate of incorporation; or

•	engage in, continue, or participate in any discussions or negotiations with, or furnish any non-public UCP information (whether orally or in writing) or access to the business, properties, assets, liabilities, books or records of UCP or any of its subsidiaries to, or otherwise knowingly cooperate with, assist, or participate in any effort by, any person (or any representative of any person) that has made, is seeking to make, has informed UCP or any of its controlled affiliates of any intention to make, or has publicly announced an intention to make, any proposal that constitutes, or reasonably would be expected to lead to, any Takeover Proposal.

Notwithstanding the restrictions described above, if, prior to obtaining the requisite stockholder approval in connection with the Merger, UCP receives from any person or group an unsolicited written Takeover Proposal that the UCP Board determines in good faith, after consultation with UCP’s financial advisor and outside legal counsel, constitutes, or would reasonably be expected to lead to, a Superior Proposal (as defined and described below), then, subject to compliance with the Merger Agreement, UCP and any of its representatives will be permitted to (i) furnish to such person or group and its or their representatives, pursuant to a confidentiality agreement (a copy of which will be furnished to Century Communities), information with respect to UCP and its subsidiaries, and (ii) engage or participate in any discussions or negotiations with such person, group and its or their representatives regarding any Takeover Proposal. UCP will make available to Century Communities copies of all material non-public information (to the extent such information has not previously been furnished or made available to Century Communities) that it has furnished or made available to any such person or group in accordance with the preceding sentence before or substantially concurrently with the time such information is furnished or made available to such person or group.

A “Takeover Proposal” means any offer or proposal made by any person (other than UCP, any subsidiary of UCP, PICO, Century Communities or Merger Sub) or “group” (within the meaning of Section 13(d) of the

Exchange Act), relating to or providing for, in any single transaction or series of related transactions (other than the Merger and the other transactions contemplated by the Merger Agreement), directly or indirectly, any (i) purchase, sale, lease, license, assignment, transfer, exchange or other disposition of assets of UCP or any of its subsidiaries representing 20% or more of the consolidated assets of UCP or to which 20% or more of UCP’s earnings power or revenues are attributable; (ii) acquisition of 20% or more of the aggregate voting power of the then-outstanding shares of capital stock of UCP; (iii) tender or exchange offer that, if consummated, would result in any such person or group owning 20% or more of the aggregate voting power of the then-outstanding shares of capital stock of UCP; (iv) issuance by UCP or any of its subsidiaries of equity interests representing 20% or more of the aggregate voting power of the then-outstanding capital stock of UCP; (v) merger, business combination, consolidation, share exchange, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving UCP or any of its subsidiaries pursuant to which any such person, group or such person’s or group’s stockholders (other than UCP stockholders (as a group) immediately prior to the consummation of such transaction) would beneficially own 20% or more of the aggregate voting power of the then-outstanding shares of capital stock of UCP or other equity securities of UCP resulting, directly or indirectly, from any such transaction; or (vi) any combination of the foregoing types of transactions if the total percentage of the UCP’s consolidated assets, earnings power and/or revenues involved is 20% or more, or if such person or group (or the stockholders of such person or group) would acquire beneficial ownership or the right to acquire beneficial ownership of equity interests representing 20% or more of the aggregate voting power of the then-outstanding capital stock of UCP.

A “Superior Proposal” means a bona fide, written Takeover Proposal (except that references in the definition of “Takeover Proposal” to “20% or more” shall be replaced by “80%” for purposes of this definition) made by any person(s) or “group” (within the meaning of Section 13(d) of the Exchange Act) that UCP’s board of directors determines in good faith, after consultation with UCP’s financial advisor and outside legal counsel, and after (i) taking into account all legal, regulatory and other aspects of such proposal (including any break-up and expense reimbursement fees, conditions to consummation, and whether the transactions contemplated by the proposal are reasonably capable of being consummated on a timely basis in accordance with their terms), and (ii) giving effect to any binding proposal made by Century Communities and considered and negotiated in good faith by UCP in accordance with the terms of the Merger Agreement, is more favorable to the holders of UCP Class A Common Stock, from a financial point of view, than the Merger and the other transactions contemplated by the Merger Agreement, and for which, in the case of any cash consideration, all requisite cash funds are or will be immediately available or will be committed by identified financing sources at the time of signing a definitive transaction agreement.

Change of UCP Board Recommendation

UCP has agreed that neither the UCP Board nor any duly authorized committee thereof will (i) fail to include in this proxy statement/prospectus the UCP Board’s recommendation in favor of the adoption of the Merger Agreement (which we refer to as the “UCP Board Recommendation”) or otherwise fail to make the UCP Board Recommendation; (ii) change, modify, withhold, qualify or withdraw, in a manner adverse to Century Communities, the UCP Board Recommendation; (iii) make any recommendation or public announcement in response to a tender or exchange offer commenced by any person(s), other than an express recommendation (made pursuant to Rule 14e-2(a)(1) under the Exchange Act) that UCP stockholders reject such tender or exchange offer, or a temporary “stop-look-listen” communication by the UCP Board (made pursuant to Rule 14d-9(f) under the Exchange Act); (iv) fail to publicly recommend against a Takeover Proposal, or fail to publicly reaffirm the UCP Board Recommendation, in each case, within 10 business days after any written request by Century Communities to do so, which is transmitted to UCP subsequent to any public announcement by any person of a Takeover Proposal; or (v) enter into, approve, adopt or recommend, or resolve or propose publicly to enter into, approve, adopt or recommend, any Takeover Proposal or any letter of intent, agreement-in-principle, expression of interest, term sheet, Merger Agreement, acquisition or business combination agreement, asset sale or transfer agreement, restructuring, reorganization or recapitalization agreement, option agreement, joint venture agreement, partnership agreement, or other contract contemplating, or providing for, a Takeover

Proposal. We refer to the actions described in clauses (i) through (v) of the previous sentence as a “UCP Recommendation Change.”

Notwithstanding the restrictions described above, the UCP Board, at any time before UCP stockholders adopt the Merger Agreement, may make a UCP Recommendation Change in response to either (i) a Superior Proposal that did not result from a violation of UCP’s non-solicitation obligations, or (ii) an Intervening Event (as defined below), in each case only if the UCP Board determines in good faith, after consultation with UCP’s outside legal counsel, that a failure to do so would be inconsistent with the fiduciary duties of the UCP Board under applicable law.

UCP may not make a UCP Recommendation Change unless:

•	UCP has given Century Communities at least four business days’ prior written notice that the UCP Board intends to make a UCP Recommendation Change, which notice must include, (i) if the UCP Recommendation Change is to be made in response to a Superior Proposal, the identity of the person making the Superior Proposal, the material terms thereof and a true and complete copy of the proposed agreement or proposal with respect to such Superior Proposal, or (ii) if the UCP Recommendation Change is to be made in respect of an Intervening Event, a reasonable summary of the material underlying facts, conditions and circumstances giving rise to the occurrence and continuing existence of such Intervening Event;

•	during the four business day period commencing on the date of receipt by Century Communities of the written notice of the UCP Recommendation Change, UCP and its representatives negotiates in good faith with Century Communities and its representatives, to the extent Century Communities desires to negotiate, so that Century Communities may propose in writing a binding offer to make such adjustments to the terms and conditions of the Merger Agreement to enable the UCP Board to determine that (i) the Superior Proposal leading to the UCP Recommendation Change no longer constitutes a Superior Proposal, or (ii) the failure to make a UCP Recommendation Change in respect of the Intervening Event leading to the UCP Recommendation Change would no longer be inconsistent with the fiduciary duties of the UCP Board under applicable law; and

•	at the end of the four business day period commencing on the date of receipt by Century Communities of the written notice of the UCP Recommendation Change, the UCP Board, given effect to the terms of such binding offer, determines in good faith, after consultation with UCP’s financial advisor and/or outside legal counsel, as applicable, that, (i) the Superior Proposal leading to the UCP Recommendation Change continues to constitute a Superior Proposal, or (ii) the failure of the UCP Board to make a UCP Recommendation Change in respect of the Intervening Event leading to the UCP Recommendation Change would continue to be inconsistent with the UCP Board’s fiduciary duties under applicable law.

An “Intervening Event” means an event, state of facts, change, discovery, development or circumstance that is material to UCP and its subsidiaries (and not of a general economic, industry or market nature, except to the extent UCP is affected in a beneficially disproportionate manner compared to other companies that operate in UCP’s industry sector and conduct substantially the same businesses as UCP and its subsidiaries), taken as a whole, that was not known or reasonably foreseeable by UCP as of or prior to April 10, 2017, and which event, state of facts, change, discovery, development or circumstance becomes known to the UCP Board prior to UCP stockholders adopting the Merger Agreement. However, none of the following events will constitute an “Intervening Event”: (i) any Takeover Proposal or Superior Proposal, or any inquiry, offer or proposal that constitutes or that reasonably can be expected to lead to or result in any Takeover Proposal or Superior Proposal; or (ii) any change in the price or trading volume of the UCP Class A Common Stock or UCP’s credit rating in and of itself, although the facts underlying any such change may be, or contribute to the occurrence of, an Intervening Event.

Efforts to Complete the Merger

Each of Century Communities, Merger Sub, and UCP has agreed to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to complete and make effective, in the most expeditious manner practicable, the Merger, including:

•	the obtaining of all necessary actions or non-actions, permits, registrations, waivers, consents and approvals from governmental entities, the making of all necessary registrations and filings (including filings with governmental entities, if any), and the taking of all reasonable steps as may be necessary or desirable to obtain an approval, permit, registration, or waiver from, or to avoid or terminate a proceeding by, any governmental entity;

•	the obtaining of all necessary consents, approvals or waivers from third parties;

•	the defending of any proceedings challenging the Merger Agreement or the consummation of the Merger and the other transactions contemplated by the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed; and

•	the execution and delivery of any additional instruments necessary to consummate the Merger and the other transactions contemplated by the Merger Agreement, and to fully carry out the purposes of the Merger Agreement.

In connection with and without limiting the foregoing, each of UCP, the UCP Board, Century Communities, and the Century Communities Board has agreed to (i) take all action necessary to ensure that no state anti-takeover law or similar statute or regulation is or becomes applicable to the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement, and (ii) if any state anti-takeover law or similar statute or regulation becomes or may become applicable to the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement, take all action necessary to ensure that the Merger and the other transactions contemplated by the Merger Agreement be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such anti-takeover law or similar statute or regulation on the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Employee Benefits Matters

From the effective time of the Merger until the first anniversary of such time (we refer to such period as the “Benefit Protection Period”), Century Communities will provide or cause its subsidiaries to provide:

•	base salary, wages and commission opportunities to each UCP employee at a rate that is no less favorable than the rate of base salary, wages or commission opportunities provided to such UCP employee immediately prior to the effective time of the Merger;

•	an annual bonus opportunity to each UCP employee that is not less favorable than the annual bonus opportunity provided to such UCP employee immediately prior to the effective time of the Merger; and

•	health and welfare benefits under plans and programs maintained or to be maintained by Century Communities or any of its subsidiaries that are no less favorable than the health and welfare benefits provided to similarly situated employees of Century Communities and its subsidiaries after the effective time of the Merger.

For all purposes under any employee benefit plan of Century Communities and any other employee benefit program, policy or arrangement maintained by Century Communities or any of its subsidiaries (except for any defined benefit pension plan or equity compensation plan or arrangement), including any vacation, paid time off and severance plans, each UCP employee’s service with or otherwise credited by UCP or any UCP subsidiary will be treated as service with Century Communities or any of its subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

Century Communities will, or will cause its subsidiaries to, (i) use all reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Century Communities or any of its subsidiaries in which UCP employees (and their eligible dependents) will be eligible to participate from and after the effective time of the Merger, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable UCP benefit plan immediately prior to the effective time, and (ii) use all reasonable efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each UCP employee (and his or her eligible dependents) during the calendar year in which the effective time of the Merger occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such UCP employee (and his or her eligible dependents) will be eligible to participate from and after the effective time of the Merger.

Nothing in the Merger Agreement will (i) be treated as an amendment of any benefit plan of Century Communities or any of its subsidiaries, (ii) give any UCP employee or former UCP employee or any other individual associated therewith or any employee benefit plan or trustee thereof or any other third person any right to enforce the provisions of the Merger Agreement, or (iii) obligate Century Communities or any of its affiliates to (a) maintain any particular benefit plan, except in accordance with the terms of such plan, or (b) retain the employment of any particular UCP employee.

Treatment of UCP Equity Awards

Stock Options. At the effective time of the Merger, each outstanding equity award granted under the UCP, Inc. 2013 Long-Term Incentive Plan (which we refer to as the “UCP Stock Plan”) that is an option to purchase shares of UCP Class A Common Stock (which we refer to as a “UCP Option”), whether vested or unvested, will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into an option to purchase shares of Century Communities Common Stock (which we refer to as an “Adjusted Option”) on the same terms and conditions as were applicable under such UCP Option immediately prior to the effective time of the Merger (including vesting terms, conditions and schedules), with the number of shares of Century Communities Common Stock (rounded down to the nearest whole number of shares) subject to such Adjusted Option equal to the product of (i) the total number of shares of UCP Class A Common Stock underlying such UCP Option immediately prior to the effective time of the Merger, multiplied by (ii) the Equity Award Exchange Ratio (as defined below), and with the exercise price applicable to such Adjusted Option to equal the quotient (rounded up to the nearest whole cent) obtained by dividing (a) the exercise price per share applicable to such UCP Option immediately prior to the effective time of the Merger, by (b) the Equity Award Exchange Ratio; provided, that the exercise price and the number of shares of Century Communities Common Stock underlying the Adjusted Option will be determined in a manner consistent with the requirements of Section 409A of the Code; and provided, further, that, in the case of any UCP Option to which Section 422 of the Code applies, the exercise price and the number of shares of Century Communities Common Stock underlying the corresponding Adjusted Option will be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code.

Restricted Stock Units. At the effective time of the Merger, each outstanding equity award granted under the UCP Stock Plan that is a restricted stock unit with respect to a share of UCP Class A Common Stock (which we refer to as a “UCP Restricted Stock Unit”) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a restricted stock unit award with respect to a share of Century Communities Common Stock, with the same terms and conditions as were applicable under such UCP Restricted Stock Unit immediately prior to the effective time of the Merger (including vesting and settlement terms, conditions and schedules), and relating to the number of shares of Century Communities Common Stock equal to the product of

(i) the number of shares of UCP Class A Common Stock subject to such UCP Restricted Stock Unit immediately prior to the effective time of the Merger, multiplied by (ii) the Equity Award Exchange Ratio, with any fractional shares rounded to the nearest whole number of shares of Century Communities Common Stock.

The “Equity Award Exchange Ratio” means the sum of (i) 0.2309 (the Exchange Ratio) plus (ii) the quotient obtained by dividing (a) $5.32 (the cash consideration) by (b) the average closing sale price of a share of Century Communities Common Stock as reported on the NYSE for the five consecutive trading days ending on and including the second complete trading day immediately preceding the closing date of the Merger, rounded to the nearest ten-thousandth.

Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between Century Communities and UCP in the preparation of this proxy statement/prospectus;

•	confidentiality and access by each party to certain information about the other party during the period prior to the effective time of the Merger;

•	indemnification of current and former directors and officers of UCP;

•	cooperation between Century Communities and UCP in connection with press releases and other public announcements;

•	cooperation between Century Communities, Merger Sub, and UCP to cause the Merger to qualify for the intended tax treatment, including considering and negotiating in good faith such amendments to the Merger Agreement as may reasonably be required in order to obtain such qualification;

•	cooperation between Century Communities and UCP in the defense or settlement of any litigation brought by its stockholders relating to the Merger;

•	causing the dispositions of UCP Class A Common Stock resulting from the Merger by each director and officer of UCP who is subject to reporting requirements under Section 16(a) of the Exchange Act to be exempt from Section 16(b) of the Exchange Act;

•	causing the exchange of all Series A Units of UCP, LLC held by PICO for shares of UCP Class A Common Stock, so that, from and after the consummation of such exchange, all issued and outstanding membership interests and other voting and economic interests in and to UCP, LLC will be wholly-owned by UCP;

•	Century Communities’ use of commercially reasonable efforts to cause the issuance of Century Communities Common Stock to be approved for listing on the NYSE; and

•	cooperation between Century Communities and UCP in causing the delisting of UCP Class A Common Stock from the NYSE and termination of its registration under the Exchange Act, in each case to be effective following the effective time of the Merger.

Conditions to Completion of the Merger

The obligations of Century Communities, the Merger Sub and UCP to effect the Merger are subject to the satisfaction or waiver of each of the following conditions:

•	the adoption of the Merger Agreement by UCP stockholders;

•	the absence of any temporary restraining order, injunction or other order issued by any court of competent jurisdiction preventing the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement;

•	the consummation of the exchange of all Series A Units of UCP, LLC held by PICO for shares of UCP Class A Common Stock, so that, from and after the consummation of such exchange, all issued and outstanding membership interests and other voting and economic interests in and to UCP, LLC will be wholly-owned by UCP;

•	the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and the absence of a stop order or proceedings threatened or initiated by the SEC relating thereto;

•	the authorization for the listing on NYSE of the shares of Century Communities Common Stock to be issued to the UCP stockholders in the Merger; and

•	the receipt by each of UCP and Century Communities of (i) a copy of the opinion of Paul, Weiss, dated as of the effective time of the Merger, and (ii) a copy of the opinion of Greenberg Traurig, dated as of the effective time of the Merger, each to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

In addition, the obligations of Century Communities and Merger Sub to effect the Merger are further subject to the satisfaction or waiver of each of the following conditions:

•	the representations and warranties of UCP relating to (i) its capitalization, except for such inaccuracies that are not reasonably expected to result, individually or in the aggregate, in additional cost, expense or liability to Century Communities and Merger Sub, of more than $250,000, (ii) its economic interests in UCP, LLC, (iii) the due authorization, execution and validity of the Merger Agreement, and the applicability of state anti-takeover statutes, and (iv) fees and expenses of its brokers being true and correct in all respects as of the closing date of the Merger as though made on such date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct on and as of such other date);

•	all other representations and warranties of UCP in the Merger Agreement (in each case, without giving effect to any materiality or material adverse effect qualifications therein, or any provisions contained therein relating to preventing or materially delaying the consummation of the Merger or any of the other Transactions) being true and correct on the closing date of the Merger as though made on such date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct on and as of such other date), and except for such failures to be true and correct that, individually and in the aggregate, have not had, and would not be likely to have, a material adverse effect on UCP;

•	UCP having performed its obligations in the Merger Agreement relating to no solicitation of alternative proposals and UCP Recommendation Change, and UCP having performed in all material respects all other obligations required to be performed by it under the Merger Agreement, in each case, at or before the closing date of the Merger;

•	the receipt by Century Communities of a customary closing certificate signed on behalf of UCP by a senior executive officer of UCP, certifying that the conditions described in the preceding three bullets have been satisfied; and

•	the absence since the date of the Merger Agreement of any event, change, effect or development that has had, or is likely to have, individually or in the aggregate, a material adverse effect on UCP.

In addition, the obligations of UCP to effect the Merger are further subject to the satisfaction or waiver of each of the following conditions:

•

the representations and warranties of Century Communities relating to (i) its capitalization, except for such inaccuracies that are not reasonably expected to result, individually or in the aggregate, in an increase in the number of authorized, issued or outstanding shares of Century Communities Common Stock or preferred stock of Century Communities, on a fully diluted basis, of more than a number of shares equal to the quotient of (a) $250,000 divided by (b) the average closing sale price of a share of Century Communities Common Stock as reported on the NYSE for the five consecutive trading days ending on the second complete trading day immediately preceding the date of the Merger Agreement, (ii) the due authorization, execution and validity of the Merger Agreement, and the applicability of state anti-takeover statutes, and (iii) the execution and delivery by each of Century Communities and Merger Sub of the Merger Agreement not conflicting with the Century Communities Charter and Century Communities Bylaws being true and correct in all respects as of the closing date of the Merger as though made on such date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct on and as of such other date);

•	all other representations and warranties of Century Communities in the Merger Agreement (in each case, without giving effect to any materiality or material adverse effect qualifications therein, or any provisions contained therein relating to preventing or materially delaying the consummation of the Merger or any of the other Transactions) being true and correct on the closing date of the Merger as though made on such date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct on and as of such other date), and except for such failures to be true and correct that, individually and in the aggregate, have not had, and would not be likely to have, a material adverse effect on Century Communities;

•	Century Communities and Merger Sub having performed in all material respects all obligations required to be performed by them under the Merger Agreement, in each case, at or before the closing date of the Merger;

•	the receipt by UCP of a customary closing certificate signed on behalf of Century Communities by a senior executive officer of Century Communities, certifying that the conditions described in the preceding three bullets have been satisfied; and

•	the absence since the date of the Merger Agreement of any event, change, effect or development that has had, or is likely to have, individually or in the aggregate, a material adverse effect on Century Communities.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the effective time of the Merger, notwithstanding the receipt of the requisite approval of UCP stockholders, under the following circumstances:

•	by mutual written consent of Century Communities, Merger Sub and UCP;

•	by either Century Communities or UCP, if:

—	the Merger is not consummated on or before October 15, 2017 (which we refer to as the “Outside Date”); provided, that the party seeking to terminate the Merger Agreement for this reason has not breached any provision of the Merger Agreement or otherwise failed to perform fully its obligations under this Merger Agreement in any manner that shall have caused the Merger and the other transactions contemplated by the Merger Agreement not to be consummated by the Outside Date;

—	any governmental entity issues a judgment permanently enjoining or otherwise permanently prohibiting the Merger and such judgment has become final and non-appealable; provided, that the party seeking to terminate the Merger Agreement for this reason has not breached any provision of the Merger Agreement or otherwise failed to perform fully its obligations under this Merger Agreement in any manner that shall have caused the issuance of such judgment;

—	if any condition to the obligation of such party to consummate the Merger becomes incapable of satisfaction before the Outside Date; provided, that the party seeking to terminate the Merger

Agreement for this reason has not breached any provision of the Merger Agreement or otherwise failed to perform fully its obligations under this Merger Agreement in any manner that shall have caused the Merger and the other transactions contemplated by the Merger Agreement not to be consummated by the Outside Date; or

—	UCP stockholders fail to adopt the Merger Agreement at the UCP special meeting or any adjournment thereof.

•	by Century Communities, if Century Communities is not then in breach of any representation, warranty or covenant contained in the Merger Agreement, and UCP has breached or failed to perform any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of a closing condition relating to the accuracy of UCP’s representations and warranties or UCP’s compliance with covenants, and (ii) cannot be, or, if capable of cure, has not been, cured within 30 days after the giving of written notice to UCP of such breach or failure to perform;

•	by Century Communities, before adoption of the Merger Agreement by UCP stockholders, if the UCP Board (or any duly authorized committee thereof) makes any UCP Recommendation Change; provided, that if Century Communities elects to exercise its right to terminate the Merger Agreement by reason of a UCP Recommendation Change made solely in respect of an Intervening Event, Century Communities must deliver to UCP a notice of termination not later than five business days immediately following the date UCP publicly announced the UCP Recommendation Change solely in respect of such Intervening Event;

•	by UCP, if UCP is not then in breach of any representation, warranty or covenant contained in the Merger Agreement, and Century Communities has breached or failed to perform any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of a closing condition relating to the accuracy of Century Communities’ and Merger Sub’s representations and warranties or Century Communities’ or Merger Sub’s compliance with covenants, and (ii) cannot be, or, if capable of cure, has not been, cured within 30 days after the giving of written notice to Century Communities of such breach or failure to perform; or

•	by UCP, before adoption of the Merger Agreement by UCP stockholders, if (i) a Superior Proposal has been made and received by UCP, (ii) UCP is and has been in compliance with its covenants in the Merger Agreement relating to prohibition on soliciting activities and a UCP Recommendation Change, (iii) UCP concurrently pays (or causes to be paid) to Century Communities the $7,050,000 termination fee, and (iv) the UCP Board concurrently approves, and UCP concurrently enters into, a definitive agreement providing for such Superior Proposal.

Under the Merger Agreement, UCP is not permitted to terminate the Merger Agreement in respect of, or due to, any UCP Recommendation Change made by the UCP Board solely in response to an Intervening Event. If the Merger Agreement is validly terminated, the Merger Agreement will become void and have no effect, without any liability or obligation on the part of any party, except in the case of intentional fraud or willful breach. The provisions of the Merger Agreement relating to non-reliance on representations and warranties, fees and expenses, effects of termination, governing law, waiver of jury trial, and certain other provisions of the Merger Agreement, as well as the non-disclosure agreement (as amended) entered into among UCP, Century Communities, and PICO, will survive any termination of the Merger Agreement.

Fees and Expenses and Termination Fees

All fees and expenses incurred in connection with the Merger and the other transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that (i) UCP will bear all fees and expenses incurred in connection with preparing the proxy statement portion of this proxy statement/prospectus, (ii) Century Communities will bear all fees and expenses incurred in connection with preparing the prospectus portion of this proxy statement/prospectus, and (iii) Century Communities and UCP will each bear 50% of all fees and expenses incurred in connection with (a) filing (including SEC registration fees), printing and mailing this proxy statement/prospectus, and (b) any regulatory filings, or obtaining any consents or approvals from governmental entities or third parties necessary for the consummation of the Merger.

UCP will be obligated to pay a termination fee of $7,050,000 to Century Communities if:

•	UCP terminates the Merger Agreement and approves, recommends and enters into a definitive agreement providing for a Superior Proposal;

•	Century Communities terminates the Merger Agreement after a UCP Recommendation Change;

•	a proposal for a Company Qualifying Transaction (as defined below) with respect to UCP is made and publicly announced, and not subsequently publicly withdrawn, and thereafter, the Merger Agreement is terminated:

—	by Century Communities or by UCP, because the Merger is not consummated by the Outside Date,

—	by Century Communities or by UCP, because UCP stockholders failed to adopt of the Merger Agreement at the UCP special meeting (or at any adjournment or postponement thereof), or

—	by Century Communities, because of a breach by UCP of any of its representations, warranties, or covenants (to the extent that any such breach constitutes a failure of certain of the conditions under which Century Communities is obligated under the Merger Agreement to complete the Merger); provided, that such breach is either incapable of being cured or is not cured within 30 days of written notice thereof delivered by Century Communities to UCP; and, in each case, within 12 months of such termination, UCP enters into a definitive agreement to consummate, or consummates, a Company Qualifying Transaction.

A “Company Qualifying Transaction” means a transaction for which a Takeover Proposal is made and publicly disclosed or announced (substituting, for purposes of this definition, “80%” for each reference to “20%” in the definition of “Takeover Proposal”).

Amendments, Extensions, Waivers, and Consents

The Merger Agreement may be amended at any time by a written instrument signed on behalf of each of the parties, except that (i) after the adoption of the Merger Agreement by UCP stockholders, no amendment may be made that requires the approval of such stockholders under applicable law without such approval, and (ii) no amendment shall be made to the Merger Agreement after the effective time of the Merger.

At any time before the effective time of the Merger, any party may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, or (iii) waive compliance with any of the agreements or conditions contained in the Merger Agreement. Any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party.

For any matter under the Merger Agreement requiring the consent or approval of any party, such consent or approval will be valid and binding on such party only if delivered in a written instrument signed on behalf of such party.

No Third Party Beneficiaries

The Merger Agreement is not intended to confer upon you or any person, other than Century Communities, Merger Sub, and UCP, any rights or remedies, except with the respect (i) to the rights to indemnification and continuing maintenance after the completion of the Merger of directors’ and officers’ liability insurance coverage maintained by UCP and its subsidiaries, (ii) after the effective time of the Merger, the rights of former UCP stockholders to receive the Merger Consideration, and (iii) after the effective time of the Merger, the rights of former holders of UCP options or restricted stock units to receive new options or restricted stock units, respectively, in respect of Century Communities Common Stock in accordance with the terms of the Merger Agreement.

Specific Performance

Century Communities and UCP agreed in the Merger Agreement that irreparable damage may occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, may not be an adequate remedy therefor. Century Communities and UCP further agreed that, except in certain cases where Century Communities is paid the termination fee described above under “—Fees and Expenses and Termination Fee,” the parties shall be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without any proof of actual damages and without the necessity of securing or posting of any bond or surety in connection with such remedy.

Governing Law

The Merger Agreement is governed by Delaware law.

THE VOTING AGREEMENT

The following section summarizes material provisions of the Voting Support and Transfer Restriction Agreement, dated April 10, 2017, by and among Century Communities, Merger Sub, PICO, for the limited purposes set forth therein, UCP, and for the limited purposes set forth therein, UCP, LLC (which we refer to as the “Voting Agreement”), which is included in this proxy statement/prospectus as Annex B, is incorporated by reference herein in its entirety, and qualifies the following summary in its entirety. The rights and obligations of Century Communities, Merger Sub, PICO, UCP and UCP, LLC, as parties to the Voting Agreement, are governed by the Voting Agreement and not by this summary or any other information contained in or incorporated by reference into this proxy statement/prospectus. UCP stockholders are urged to read the Voting Agreement carefully and in its entirety, as well as this proxy statement/prospectus and the information incorporated by reference into this proxy statement/prospectus, before making any decisions regarding the proposals.

The following summary of the Voting Agreement is included in this proxy statement/prospectus to provide you with information regarding the terms of the Voting Agreement and is not intended to provide any factual information about Century Communities, PICO, UCP or UCP, LLC. Such information can be found elsewhere in this proxy statement/prospectus and in the other public filings Century Communities and UCP, respectively, have made and will make with the SEC. See “Where You Can Find More Information” beginning on page 152 of this proxy statement/prospectus.

Holders of UCP Class A Common Stock and UCP Class B Common Stock vote together as a single class on all matters presented to UCP stockholders for their vote or approval. PICO holds all of the outstanding shares of UCP Class B Common Stock, which provides PICO with no economic rights but entitles PICO, without regard to the number of shares of UCP Class B Common Stock held by it, to one vote on matters presented to UCP stockholders for each Series A Unit of UCP, LLC held by PICO, multiplied by the Exchange Rate. As of the close of business on the Record Date, there were outstanding shares of UCP Class A Common Stock, and PICO held 10,593,000 Series A Units of UCP, LLC (which are exchangeable for 10,401,722 shares of UCP Class A Common Stock), which provides PICO with approximately 57% of the aggregate voting power attributable to all outstanding shares of capital stock of UCP.

Pursuant to the terms of, and subject to the conditions set forth in, the Voting Agreement, PICO has agreed to:

•	appear and be present at all meetings of UCP stockholders and otherwise cause all shares of UCP Class B Common Stock held by PICO (such shares, together with all other shares of capital stock acquired by PICO and its affiliates from and after the date of the Voting Agreement, being collectively referred to as the “PICO Shares”) to be counted for purposes of determining a quorum; and

•	affirmatively vote and cause to be voted all PICO Shares in favor of (“for”), or, if action is to be taken by written consent in lieu of a meeting of UCP stockholders, deliver to UCP a duly executed affirmative written consent in favor of (“for”), the adoption of the Merger Agreement by UCP stockholders and approval of the Merger and the other transactions contemplated by the Merger Agreement.

In addition, under the Voting Agreement, PICO has agreed to vote and cause to be voted all PICO Shares against, and not provide any written consent with respect to or for, the adoption or approval of:

•	any Takeover Proposal and the transactions contemplated thereby,

•

any action or agreement (including, without limitation, any amendment of any agreement to which UCP or any of its subsidiaries is a party or to which any assets or properties of UCP or any of its subsidiaries is subject or bound) that PICO knows, or would reasonably be expected to know, would result in (a) a breach or violation of, or non-compliance with, any representation, warranty, covenant, agreement, or other obligation of UCP or any of its subsidiaries or affiliates set forth in the Merger Agreement, or (b) the failure of any of the conditions to the obligations of Century Communities or

Merger Sub to consummate the Merger and the other transactions contemplated by the Merger Agreement set forth in Sections 7.01 and 7.02 of the Merger Agreement,

•	any change in the size, term in office, or composition of the UCP Board, and

•	any agreement (including, without limitation, any amendment, waiver, release from, or non-enforcement of any agreement), any amendment or restatement of the UCP Charter or the UCP Bylaws, or any other action (or failure to act) that is intended or would reasonably be expected to prevent, interfere with, or materially impair or delay, the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement in accordance with their terms.

Furthermore, as part of the Voting Agreement, and as security for and in furtherance of the agreements described in the preceding paragraph, to the extent that PICO fails to comply with any of its voting and other obligations as to voting pursuant to the Voting Agreement, PICO has irrevocably granted to, constituted and appointed Century and each of the executive officers of Century Communities, in their respective capacities as executive officers of Century, as the case may be, as PICO’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of PICO, to vote all PICO Shares that are owned beneficially and/or held of record by PICO and its affiliates on the date of the Voting Agreement and, from time to time, with full and unconditional authority to grant or withhold a consent or approval in respect of such PICO Shares and to execute and deliver a proxy (or proxies) to vote such PICO Shares at each meeting of UCP stockholders convened in respect of the matters set forth in the preceding paragraph. The proxy granted pursuant to the Voting Agreement shall be deemed to be a proxy coupled with an interest, is irrevocable (subject to the termination of the Voting Agreement), and shall not be terminated by operation of law or upon the occurrence of any other event.

Under the Voting Agreement, PICO also agreed, except as expressly contemplated by the Voting Agreement or the Merger Agreement, not to:

•	sell, transfer, gift, pledge, hypothecate, encumber, assign or otherwise dispose of any PICO Shares;

•	deposit any PICO Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any PICO Shares; or

•	take any action that would make any representation or warranty of PICO set forth in the Voting Agreement untrue or incorrect or have the effect of preventing, disabling or delaying PICO from performing any of its obligations under the Voting Agreement.

Furthermore, under the Voting Agreement, PICO, UCP, and UCP, LLC, as applicable, irrevocably terminated, subject to and contingent upon the occurrence of the effective time of the Merger, the following related party agreements (without any payments or other obligations due or owing from, or any cost or expense to, UCP, Century Communities, Merger Sub or the Surviving Corporation): (i) the Exchange Agreement, dated as of July 23, 2013, by and among UCP, UCP, LLC, and PICO, (ii) the Tax Receivable Agreement, dated as of July 23, 2013, by and among the UCP, UCP, LLC, and PICO, (iii) the Transition Services Agreement, dated as of July 23, 2013, by and between PICO and the Company, and (iv) the Registration Rights Agreement, dated July 23, 2013, by and between the UCP and PICO.

The Voting Agreement terminates automatically on the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, and (ii) the effective time of the Merger.

Notwithstanding the foregoing, if a UCP Recommendation Change is made by the UCP Board in response to an Intervening Event, and Century Communities does not exercise its right to terminate the Merger Agreement, PICO’s voting obligations and the proxy granted by PICO pursuant to the Voting Agreement as described in the preceding paragraphs will no longer be in respect of all PICO Shares, but, in lieu and instead thereof, will be in respect of that number of PICO Shares equal to 28% of the aggregate voting power attributable to all outstanding shares of UCP Class A Common Stock and UCP Class B Common Stock.

PROPOSAL II: ADJOURNMENT OF UCP SPECIAL MEETING

UCP stockholders are being asked to approve a proposal that will give the UCP Board authority to adjourn the UCP special meeting one or more times, if necessary or appropriate, as determined by UCP, to solicit additional proxies if there are insufficient votes at the time of the UCP special meeting or any adjournments thereof to adopt the Merger Agreement.

If this proposal is approved, the UCP special meeting could be adjourned to any date. If the UCP special meeting is adjourned, UCP stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote FOR the proposal to adopt the Merger Agreement but do not indicate a choice on the adjournment proposal, your shares of UCP Common Stock will be voted FOR the adjournment proposal. If you indicate, however, that you wish to vote against the proposal to adopt the Merger Agreement, your shares of UCP Common Stock will only be voted FOR the adjournment proposal if you indicate that you wish to vote FOR that proposal.

The affirmative vote, in person or by proxy, of holders of a majority of the votes which could be cast by the holders of all classes of stock entitled to vote on such question which are present in person or by proxy at the UCP special meeting is required to approve the adjournment proposal.

The UCP Board recommends that UCP stockholders vote FOR the approval of the adjournment of the UCP special meeting, if necessary or appropriate, as determined by UCP, to solicit additional proxies if there are insufficient votes at the time of the UCP special meeting or any adjournments thereof to adopt the Merger Agreement.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements have been prepared to illustrate the effect of the proposed business combination of Century Communities and UCP, which was announced on April 11, 2017, and the private offering by Century Communities of $400 million in aggregate principal amount of its 5.875% Senior Notes due 2025, which closed on May 12, 2017. The unaudited pro forma condensed combined financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what the financial condition or results of operations would have been had Century Communities operated historically on a stand-alone basis or if the Merger had occurred on the dates indicated. The unaudited pro forma condensed combined financial information should not be considered representative of future consolidated financial condition or consolidated results of operations. Assumptions underlying the pro forma adjustments are described in the accompanying notes and should be read in conjunction with the unaudited pro forma condensed combined financial statements.

Immediately prior to the consummation of the Merger, each share of UCP Class A Common Stock outstanding at such time shall be converted into the right to receive (i) $5.32 in cash, without any interest thereon, and (ii) 0.2309 of a duly authorized, fully paid and non-assessable share of Century Communities Common Stock.

The Merger will be accounted for as a business combination using the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, Business Combinations, which will establish a new basis of accounting for all identifiable assets acquired and liabilities assumed at fair value as of the date control is obtained. Century Communities will be treated as the acquirer in the Merger for accounting purposes. Accordingly, Century Communities’ cost to purchase UCP will be allocated to the assets acquired and the liabilities assumed based upon their respective fair values on the date the Merger is consummated. The total purchase price will be paid with approximately $97.7 million in cash and 4.2 million shares of Century Communities Common Stock that will be issued in exchange for all outstanding shares of UCP Class A Common Stock. The equity consideration is valued at $106.0 million, assuming a per share price of $25.00 for Century Communities Common Stock, which is the closing price of Century Communities Common Stock on June 20, 2017. The transaction has a total enterprise value of approximately $365.2 million, including assumed debt and without deducting acquired cash.

Additionally, each option (each, a “UCP Option”) to purchase shares of UCP Class A Common Stock that is outstanding immediately prior to the Merger will automatically, and without any action on the part of the holder thereof, be converted into an option to purchase shares of Century Communities Common Stock (an “Adjusted Option”) on the same terms and conditions as were applicable under such UCP Option immediately prior to the effective time of the Merger (including vesting terms, conditions and schedules), with the number of shares of Century Communities Common Stock (rounded down to the nearest whole number of shares) subject to such Adjusted Option equal to the product of (i) the total number of shares of UCP Class A Common Stock underlying such UCP Option immediately prior to the effective time of the Merger, multiplied by (ii) the Equity Award Exchange Ratio (as defined below), and with the exercise price applicable to such Adjusted Option to equal the quotient (rounded up to the nearest whole cent) obtained by dividing (a) the exercise price per share applicable to such UCP Option immediately prior to the effective time, by (b) the Equity Award Exchange Ratio. In connection with the transactions contemplated by the Merger Agreement, UCP entered into amendments to employment agreements (which we refer to as the “Employment Agreement Amendments”) with certain employees of UCP. The Employment Agreement Amendments will become effective as of, and are subject to and conditioned upon, the consummation of the Merger. Under the Employment Agreement Amendments, such employees of UCP agreed to forfeit all of their outstanding UCP Options, whether vested or unvested, upon the closing of the Merger. The UCP Options which are subject to the Employment Agreement Amendments represent all of the outstanding UCP Options as of the date of the Merger Agreement.

Furthermore, each restricted stock unit award with respect to shares of UCP Class A Common Stock (each, a “UCP Restricted Stock Unit”) that is outstanding immediately prior to the effective time of the Merger will automatically, and without any action on the part of the holder thereof, be converted into a restricted stock unit award with respect to shares of Century Communities Common Stock, with the same terms and conditions as were applicable under such UCP Restricted Stock Unit immediately prior to the effective time of the Merger (including vesting and settlement terms, conditions and schedules), and relating to the number of shares of Century Communities Common Stock equal to the product of (i) the number of shares of UCP Class A Common Stock subject to such UCP Restricted Stock Unit immediately prior to the effective time, multiplied by (ii) the Equity Award Exchange Ratio, with any fractional shares rounded to the nearest whole number of shares of Century Communities Common Stock.

The “Equity Award Exchange Ratio” means the sum of (i) 0.2309 plus (ii) the quotient obtained by dividing (a) $5.32 by (b) the average closing sale price of a share of Century Communities Common Stock as reported on the New York Stock Exchange for the five consecutive trading days ending on and including the second complete trading day immediately preceding the closing date of the Merger, rounded to the nearest ten-thousandth.

On May 12, 2017, Century Communities completed a private offering of $400 million in aggregate principal amount of its 5.875% Senior Notes due 2025 (the “May 2017 Notes”) at an issue price of 100%, which resulted in net proceeds of approximately $395.0 million after offering costs. The May 2017 Notes were sold and issued in a private offering, exempt from the registration requirements of the Securities Act, to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and to certain non-U.S. persons in transactions outside the United States in reliance on Regulation S under the Securities Act.

The following unaudited pro forma condensed combined balance sheet of Century Communities gives effect to the Merger as if it had been consummated on March 31, 2017, and includes estimated pro forma adjustments for the preliminary valuations of assets acquired and liabilities assumed. The following unaudited pro forma condensed combined statement of operations of Century Communities for the three months ended March 31, 2017 and the year ended December 31, 2016 give effect to the Merger as if it had been consummated on January 1, 2016, the beginning of the earliest period presented. The following unaudited pro forma condensed combined financial statements have been derived from Century Communities’ financial statements and accompanying notes, which are contained in Century Communities’ Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and Century Communities’ Quarterly Report on From 10-Q for the period ended March 31, 2017, as well as UCP’s financial statements and accompanying notes, which are contained in UCP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and UCP’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, each of which is incorporated by reference into this proxy statement/prospectus.

The historical financial information is adjusted in the unaudited pro forma condensed combined financial statements to give effect to unaudited pro forma adjustments that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statement of operations, expected to have a continuing impact on the consolidated operating results. The unaudited pro forma condensed combined financial statements include certain pro forma adjustments that are intended to provide information about the continuing impact of the Merger on Century Communities’ financial position and results of operations. The pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements reflect the following:

•	issuance of the May 2017 Notes, which resulted in net proceeds of approximately $395.0 million after offering costs;

•	issuance of cash consideration by Century Communities in the Merger;

•	exchange of each share of UCP Class A Common Stock for 0.2309 of a share of Century Communities Common Stock;

•	alignment of UCP’s accounting policies to Century Communities’ accounting policies;

•	transaction costs in connection with the Merger;

•	impact of purchase accounting; and

•	tax effect of pro forma adjustments at the U.S. federal and state income tax statutory rate.

The unaudited pro forma adjustments included herein are preliminarily based on currently available information, and may be revised as additional information becomes available and as additional analyses are performed. The unaudited pro forma condensed combined statement of operations does not reflect the expected benefits to be derived from synergies and cost reduction actions expected to be implemented in connection with the Merger, or the impact of one-time non-recurring costs relating to the Merger, including the costs to achieve expected synergies and cost savings. These revisions, if any, could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and Century Communities’ future results of operations and financial position. Changes in the price of Century Communities Common Stock may increase or decrease the total value of the Merger Consideration. Increases or decreases in the estimated fair value of the net assets acquired may change the amount of the purchase price allocated to goodwill, if any, resulting from the Merger and other acquired assets and liabilities. This may impact the unaudited pro forma condensed combined statement of operations due to an increase or decrease in the amount of amortization or depreciation of the adjusted assets.

These unaudited pro forma condensed combined financial statements reflect adjustments that, in the opinion of Century Communities’ management, are necessary to present fairly the unaudited pro forma condensed combined results of operations and the unaudited pro forma condensed combined financial position of Century Communities as of and for the periods indicated.

Certain amounts in UCP’s historical financial statements have been reclassified to conform to Century Communities’ presentation, including “Restricted cash” presented in “Prepaid expenses and other assets;” “Customer deposits” presented in “Accrued expenses and other liabilities;” and “Senior Notes, net” presented in “Notes payable and revolving line of credit” on the unaudited pro forma condensed combined balance sheet; and “Sales and marketing” presented in “Selling, general, and administrative” on the unaudited pro forma condensed combined statement of operations.

The following unaudited pro forma condensed combined financial statements constitute forward-looking information and is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Risk Factors” and “Cautionary Information Regarding Forward-Looking Statements” beginning on pages 34 and 32, respectively, of this proxy statement/prospectus.

Century Communities, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of March 31, 2017

(in thousands)	Historical Century Communities	Historical UCP	Pro Forma Adjustments May 2017 Notes			Pro Forma Adjustments UCP Acquisition			Pro Forma Combined Total
Assets
Cash and cash equivalents	$23,465	$34,270		$395,000	(a)		$(259,226)	(e)	$124,409
				(65,000)	(a)		(3,100)	(h)
							(1,000)	(h)
Cash held in escrow	17,216	—							17,216
Accounts receivable	7,037	3,677							10,714
Inventories	884,072	389,379					(41,738)	(b)	1,255,708
							23,995	(c)
Prepaid expenses and other assets	40,259	8,628							48,887
Property and equipment, net	11,365	855							12,220
Investment in unconsolidated subsidiaries	18,680	—							18,680
Deferred tax asset, net	—	5,227					(450)	(j)	4,777
Amortizable intangible assets, net	2,567	82					1,400	(d)	4,049
Goodwill	21,365	—					—		21,365

Total assets	$1,026,026	$442,118		$330,000			$(280,119)		$1,518,025

Liabilities and stockholders’ equity

Liabilities:
Accounts payable	$8,280	$16,533	$			$			$24,813
Accrued expenses and other liabilities	72,883	35,524					5,625	(f)	122,540
							8,508	(g)
Deferred tax liability, net	450	—					(450)	(j)	—
Notes payable and revolving line of credit	447,948	161,551		395,000	(a)		(161,551)	(e)	777,948
				(65,000)	(a)				—

Total liabilities	529,561	213,608		330,000			(147,868)		925,301

Stockholders’ equity:
Stockholders’ equity	496,465	102,184					105,984	(l)	592,724
							(102,184)	(l)
							(5,625)	(f)
							(4,100)	(h)
Noncontrolling interests	—	126,326					(126,326)	(l)	—

Total stockholders’ equity	496,465	228,510		—			(132,251)		592,724

Total liabilities and stockholders’ equity	$1,026,026	$442,118		$330,000			$(280,119)		$1,518,025

See notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Century Communities, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Three Months Ended March 31, 2017

(dollars in thousands, except for share and per share data)	Historical Century Communities	Historical UCP	Pro Forma Adjustments		Pro Forma Combined
Revenues
Homebuilding revenues
Home sales revenues	$226,420	$94,002	$—		$320,422
Land sales and other revenues	1,896	496	—		2,392

	228,316	94,498	—		322,814
Financial services revenue	—	—	—		—

Total revenues	228,316	94,498	—		322,814
Homebuilding Cost of Revenues
Cost of home sales revenues	(182,324)	(76,653)	1,470	(b)	(259,699)
			(2,192	) (i)
Cost of land sales and other revenues	(1,144)	(475)	—		(1,619)
Impairment on real estate	—	(102)	—		(102)

	(183,468)	(77,230)	(722)		(261,420)
Financial services costs	(754)	—	—		(754)
Selling, general, and administrative	(33,212)	(13,651)	(175	) (d)	(47,038)
Equity in income of unconsolidated subsidiaries	1,255	—	—		1,255
Other income (expense)	(86)	460	425	(f)	1,391
			592	(g)

Income before income tax expense	12,051	4,077	120		16,248
Income tax expense	(3,252)	(621)	(42	) (j)	(3,915)

Net income before noncontrolling interests	8,799	3,456	78		12,333
Net income (loss) attributable to noncontrolling interest	—	2,310	(2,310	) (k)	—

Net income available to common stockholders	$8,799	$1,146	$2,388		$12,333

Earnings per share:
Basic	$0.40	$0.14			$0.47 (m)
Diluted	$0.40	$0.14			$0.46 (m)
Weighted average common shares outstanding:
Basic	21,512,289	7,950,723			25,751,621 (m)
Diluted	21,722,540	8,102,962			26,209,762 (m)

See notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Century Communities, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2016

(in thousands, except share and per share amounts)	Historical Century Communities	Historical UCP	Pro Forma Adjustments		Pro Forma Combined
Revenues
Homebuilding revenues
Home sales revenues	$978,733	$343,919	$—		$1,322,652
Land sales and other revenues	15,707	5,449	—		21,156

	994,440	349,368	—		1,343,808
Financial Services revenues	—	—	—		—

Total revenues	994,440	349,368	—		1,343,808
Homebuilding Cost of Revenues
Cost of home sales revenues	(786,127)	(280,614)	5,879	(b)	(1,069,034)
			(8,172	) (i)
Cost of land sales and other revenues	(14,217)	(4,637)	—		(18,854)
Impairment on real estate	—	(2,589)	—		(2,589)

	(800,344)	(287,840)	(2,293)		(1,090,477)
Financial services costs	—	—	—		—
Selling, general, and administrative	(122,224)	(48,418)	(700	) (d)	(171,342)
Goodwill impairment	—	(4,223)	—		(4,223)
Equity in income of unconsolidated subsidiaries	191	—	—		191
Other income (expense)	1,086	276	—		1,362

Income before income tax expense	73,149	9,163	(2,993)		79,319
Income tax benefit (expense)	(23,609)	5,285	1,047	(j)	(17,277)

Net income before noncontrolling interests	49,540	14,448	(1,946)		62,042
Net income (loss) attributable to noncontrolling interest	—	5,210	(5,210	) (k)	—

Net income available to common stockholders	$49,540	$9,238	$3,264		$62,042

Earnings per share:
Basic	$2.34	$1.16			$2.44 (m)
Diluted	$2.33	$1.15			$2.37 (m)
Weighted average common shares outstanding
Basic	20,679,189	7,969,028			24,906,938 (m)
Diluted	20,791,937	8,064,728			25,655,745 (m)

See notes to Unaudited Pro Forma Condensed Combined Financial Statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Basis of Presentation

On April 10, 2017, Century Communities, Inc., a Delaware corporation (“Century Communities”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Casa Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Century Communities (“Merger Sub”), and UCP, Inc., a Delaware corporation (“UCP”), pursuant to which UCP will be merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation, together with the legacy business and subsidiaries of UCP, will become direct and indirect wholly-owned subsidiaries of Century Communities.

Contemporaneously with the Merger, each issued and outstanding share of Class A Common Stock, par value $0.01 per share, of UCP (“UCP Class A Common Stock”) will be converted into the right to receive (i) $5.32 in cash, without any interest thereon, and (ii) 0.2309 of a duly authorized, fully paid and non-assessable share of common stock, par value $0.01 per share, of Century Communities (“Century Communities Common Stock”). No fractional shares of Century Communities Common Stock will be issued in the Merger, and UCP stockholders will receive cash in lieu of any fractional shares. As of March 31, 2017, PICO held 10,593,000 Series A Units of UCP, LLC, which are exchangeable for 10,401,722 shares of UCP Class A Common Stock. The exchange of all Series A Units of UCP, LLC held by PICO into shares of UCP Class A Common Stock is a required condition to the closing of the Merger, and as such, the effect of such exchange is reflected in the total number of shares of UCP Class A Common Stock outstanding.

On May 12, 2017, Century Communities completed a private offering of $400 million in aggregate principal amount of its 5.875% Senior Notes due 2025 (the “May 2017 Notes”) at an issue price of 100%, which resulted in net proceeds of approximately $395.0 million after offering costs. The May 2017 Notes were sold and issued in a private offering, exempt from the registration requirements of the Securities Act, to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and to certain non-U.S. persons in transactions outside the United States in reliance on Regulation S under the Securities Act.

The accompanying unaudited pro forma condensed combined financial statements present the pro forma consolidated financial position and results of operations of the combined company based upon the historical financial statements of Century Communities and UCP, after giving effect to the Merger and adjustments described in these notes, and are intended to reflect the impact of the Merger on Century Communities’ consolidated financial statements. The accompanying unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings due to operating efficiencies expected to result from the Merger. Certain amounts in the historical consolidated financial statements of UCP have been reclassified to conform to the Century Communities’ presentation.

The unaudited pro forma condensed combined balance sheet gives effect to the Merger as if it had been consummated on March 31, 2017 and includes estimated pro forma adjustments for the preliminary valuations of assets acquired and liabilities assumed. These adjustments are subject to further revision as additional information becomes available and additional analyses are performed. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2017 and the year ended December 31, 2016 give effect to the Merger as if it had been consummated on January 1, 2016, the beginning of the earliest period presented.

The unaudited pro forma condensed combined balance sheet has been adjusted to reflect the preliminary valuation of the net assets acquired. The valuation of the assets and liabilities in these unaudited pro forma condensed combined financial statements is based upon a purchase price of the net assets of approximately $203.7 million, inclusive of acquired cash and cash equivalents. This amount was derived as described above and outlined below in accordance with the Merger Agreement, based on the outstanding shares of UCP Class A Common Stock at April 10, 2017. The actual number of shares of Century Communities Common Stock to be issued in the Merger will be based upon the actual number of shares of UCP Class A Common Stock outstanding when the Merger closes, and the valuation of those shares will be based on the trading price of Century Communities Common Stock when the Merger closes.

The preliminary purchase price, inclusive of cash acquired, is calculated as follows:

UCP Shares (including noncontrolling interest ) as of April 10, 2017 (1)	18,360,036
Cash paid per share	$5.32

Total cash consideration	$97,675,392

UCP Shares (including noncontrolling interest ) as of April 10, 2017 (1)	18,360,036
Exchange ratio	0.2309

Number of shares of Century Communities Common Stock to be issued	4,239,332
Closing price of Century Communities Common Stock on June 20, 2017 (2)	$25.00

Consideration attributable to common stock	$105,983,300

Total consideration in cash and equity	$203,658,692

(1)	Pursuant to the Exchange Agreement, dated as of July 23, 2013 (the “Exchange Agreement”), among UCP, UCP, LLC, a Delaware limited liability company and subsidiary of UCP, and PICO Holdings, Inc., a California corporation and the majority stockholder of UCP (“PICO”), PICO may exchange Series A Units of UCP, LLC held by it for shares of UCP Class A Common Stock based on the Exchange Rate (as defined in the Exchange Agreement) at the time of such exchange. As of March 31, 2017, PICO held 10,593,000 Series A Units of UCP, LLC, which are exchangeable for 10,401,722 shares of UCP Class A Common Stock. The exchange of all Series A Units of UCP, LLC held by PICO into shares of UCP Class A Common Stock is a required condition to the closing of the Merger, and as such, the effect of such exchange is reflected in the total number of shares of UCP Class A Common Stock outstanding. The estimated value of the UCP Options and UCP Restricted Stock Units that are anticipated to be attributable to pre-combination services and therefore included in consideration for the Merger are estimated to be nominal to the total consideration, and consequently, have not been included in these unaudited pro forma condensed combined financial statements.
(2)	An increase or decrease in the closing price per share of Century Communities Common Stock of 30%, which represents the historical volatility of the price of Century Communities Common Stock over the preceeding year, would increase or decrease, as the case may be, the total consideration by $31.8 million.

The following is a summary of the assets acquired and the liabilities anticipated to be assumed in the Merger. Century Communities made an estimate of the fair value of the acquired assets and assumed liabilities based on information currently available. Assets acquired include certain intangible assets, including a tradename. Once Century Communities finalizes a valuation analysis, assumptions utilized to estimate fair value may change and accordingly estimated allocations may change.

(in thousands)	Historical UCP Balance as of March 31, 2017	Pro Forma Adjustment for UCP Transaction Costs	Adjusted Historical Balances of UCP as of March 31, 2017	Purchase Accounting Adjustment	Estimated Fair Value as of March 31, 2017
Cash and cash equivalents	$34,270	$—	$34,270	$—	$34,270
Accounts receivable	3,677	—	3,677	—	3,677
Inventories	389,379	—	389,379	(17,743)	371,636
Prepaid expenses and other assets	8,628	—	8,628	—	8,628
Property and equipment, net	855	—	855	—	855
Deferred tax asset, net	5,227	—	5,227		5,227
Amortizable intangible assets, net	82	—	82	1,400	1,482

Total assets	$442,118	$—	$442,118	$(16,343)	$425,775

Accounts payable	$16,533	$—	$16,533	$—	$16,533
Accrued expenses and other liabilities	35,524	8,508	44,032	—	44,032
Notes payable and revolving loan agreement	161,551	—	161,551	—	161,551

Total liabilities	$213,608	$8,508	$222,116	$—	$222,116

Purchase price/Net equity	$228,510	$(8,508)	$220,002	$(16,343)	$203,659

The unaudited pro forma condensed combined financial statements reflect the following adjustments:

(a)	May 2017 Notes: Adjusted to reflect the receipt by Century Communities of approximately $395.0 million in net proceeds in connection with the private offering and issuance of the May 2017 Notes, and the subsequent use by Century Communities of a portion of the net proceeds to repay $65.0 million of outstanding indebtedness under its revolving credit facility.

(b)	Inventories Owned: Inventories owned (excluding homes under construction and model homes) were adjusted to their estimated fair value in accordance with ASC Topic 820, Fair Value Measurements and Disclosures under a land residual value analysis. Under the land residual value analysis, we estimated what a willing buyer would pay and what a willing seller would sell a parcel of land for (other than in a forced liquidation) in order to generate a market rate gross margin based on projected revenues, costs to develop land, and costs to construct homes within a community. The gross margin used to calculate land residual values and related fair values was generally consistent with Century Communities’ historical margins. This evaluation and the assumptions used by Century Communities’ management to determine fair value required a substantial degree of judgment, especially with respect to real estate projects that have a substantial amount of development to be completed, have not started selling or are in the early stages of sales, or are longer-term in duration. Due to the inherent uncertainty in the estimation process, significant volatility in the demand for new housing, and the availability of mortgage financing for potential homebuyers, the fair value of the inventory to be acquired in the Merger may fluctuate significantly between March 31, 2017 and the final completion of the Merger. This analysis resulted in a step-down of the Inventories Owned of $41.7 million.

The step-down in inventories owned is reflected in the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2017 and the year ended December 31, 2016 as a decrease in cost of home sales revenues of $1.5 million and $5.9 million, respectively. The adjustments to the unaudited pro forma condensed combined statement of operations represent the anticipated recognition of the step-down in inventories owned based upon UCP’s lot supply as of March 31, 2017. As of March 31, 2017, UCP owned 4,234 lots and controlled 3,743 lots, which represented a six to eight year supply of inventory based on UCP’s historical deliveries. Accordingly, we estimated approximately 4% and 15% of the step-down in inventory will be amortized into cost of home sales revenues for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively.

(c)	Homes Under Construction and Model Homes: Homes under construction and model homes were adjusted to increase their estimated fair value by $24.0 million using the income approach. Revenues associated with the contract with the homebuyer are projected over the life of the contract and cost of home sales and selling expenses are estimated using an expected operating margin based on remaining costs to construct and sell the homes. While the impact of the step up of $24.0 million is not reflected in the unaudited pro forma condensed combined statement of operations, as it is not expected to have a continuing impact on Century Communities’ operating results, Century Communities anticipates recognizing this step up in inventories in its post combination financial statements over a period of six to nine months as the related homes under construction are delivered to third party buyers.

(d)	Tradename: Century Communities currently anticipates continuing to build and sell homes, for certain acquired communities, under UCP’s “Benchmark Communities” trade name. Accordingly, Century Communities estimated the fair value of the tradename of $1.4 million using a relief-from-royalties method based on projected revenues over the estimated useful life of approximately two years. The statement of operations for the three months ended March 31, 2017 and the year December 31, 2016 includes $0.2 million and $0.7 million of amortization expense related to this intangible asset, respectively.

(e)	Notes Payable and Revolving Line of Credit and Cash and Cash equivalents: Cash on hand from the net proceeds of the offering of the May 2017 Notes will be used to (i) repay UCP’s outstanding indebtedness of approximately $161.6 million, which approximates its fair value, and (ii) pay the cash portion of the Merger Consideration (in the aggregate amount of approximately $97.7 million) to UCP stockholders in connection with the Merger.

(f)	Century Communities Transaction Costs: Century Communities estimates that its expenses for this transaction will be approximately $6.1 million, of which $0.4 million are reflected as an expense in the historical financials of Century Communities for the three months ended March 31, 2017. These costs include fees for investment banking services, legal, accounting, due diligence, tax, valuation, printing and other various services necessary to complete the transaction. The estimated remaining expenses of Century Communities are reflected in the unaudited pro forma condensed combined balance sheet as of March 31, 2017 as an increase to Accrued expenses and other liabilities of $5.6 million, and will be reflected as an expense of Century Communities in the period the expense is incurred. In addition, the $0.4 million of transaction costs that were realized during the three months ended March 31, 2017 are reflected as an adjustment in the unaudited pro forma condensed combined statement of operations as they are non-recurring charges which result directly from the Merger. The unaudited pro forma condensed combined financial statements do not reflect any potential termination fees that could be required if the Merger was not completed.

(g)

UCP Transaction Costs: UCP estimates that its expenses for this transaction will be approximately $9.1 million, of which $0.6 million are reflected as an expense of UCP in the historical financials for the three months ended March 31, 2017. These costs include fees for investment banking, legal, accounting, due diligence, tax, valuation, printing and other various services necessary to complete the transaction. These estimated remaining expenses of UCP are reflected in the unaudited pro forma condensed combined balance sheet as of March 31, 2017 as an increase to Accrued expenses and other liabilities of $8.5 million, and will be reflected as an expense in UCP’s pre-Merger historical consolidated financial statements in the period the expense is incurred. In addition, the $0.6 million of transaction costs that were realized during the three months ended March 31, 2017 are reflected as an adjustment in the unaudited pro forma condensed combined statement of operations as they are non-recurring charges which result directly from the Merger.

(h)	Other Integration Costs: The following integration costs are not included in the unaudited pro forma condensed combined statement of operations as they are non-recurring charges which result directly from the Merger:

•	Estimated transaction bonuses of $3.1 million to be paid to certain executives and other employees of UCP pursuant to certain employment agreements; and

•	Estimated severance and other amounts of $1.0 million to be paid to non-executive employees of UCP pursuant to certain retention agreements.

(i)	Capitalized Interest: The adjustment to cost of home sales revenues is attributable to additional pro forma interest resulting from the offering of the May 2017 Notes, offset by the repayment of UCP’s outstanding indebtedness and the repayment of outstanding amounts under Century Communities’ revolving line of credit. These transactions which are discussed in notes (a) and (e) above, along with the pro forma adjustments to inventory discussed in notes (b) and (c) above, result in an increase of approximately 30% to the historical combined debt to inventory ratio of 48% as of March 31, 2017 (calculated as $609.5 million of historical combined debt to $1,273.5 million of historical combined inventory), as compared to the pro forma combined debt to inventory ratio of 62% as of March 31, 2017 (calculated as $777.9 million of pro forma combined debt to $1,258.3 million of pro forma combined inventory). The increase in the ratio of average debt to average inventory during the periods presented approximates the increase as of March 31, 2017 outlined above.

As the pro forma combined inventories are in excess of Century Communities’ pro forma combined notes payable and revolving line of credit, the pro forma adjustment assumes that 100% of pro forma interest expense is capitalized to inventories. Accordingly, the increase in the ratio of outstanding indebtedness to inventory results in a proportionate increase to the amount of pro forma interest capitalized to each home during construction. As such, in order to estimate the pro forma adjustment, Century Communities applied the increase in the ratio of combined debt to inventory of approximately 30% to the historical combined interest in cost of home sales revenues of $7.3 million and $27.2 million for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively, resulting in pro forma adjustments to increase the cost of home sales revenues of $2.2 million and $8.2 million for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively.

(j)	Income Taxes: Adjustment to the deferred tax asset reflects the reclassification of Century Communities’ historical deferred tax liability of $0.5 million, to reduce the deferred tax asset of UCP. Adjustment to increase income tax expense by $42 thousand and decrease income tax expense by $1.0 million for the three months ended March 31, 2017 and the year ended December 31, 2017, respectively, is based upon the net pro forma impact the Merger has upon historical taxable income for the period presented using the statutory federal and state income tax rate of 35%. For the year ended December 31, 2016, UCPs historical statement of operations includes a benefit from income taxes of $5.3 million, which is primarily related to the reversal of a $5.4 million valuation allowance. The one-time benefit of the reversal of the valuation allowance has not been adjusted in the unaudited pro forma condensed combined statement of operations as it was reflected it UCPs historical statement of operations. However, the benefit is not anticipated to occur in future periods, and Century Communities anticipates that its effective tax rate after the Merger will likely approximate the historical effective tax rate of Century Communities for the year ended December 31, 2016.

(k)	As of March 31, 2017, PICO held 10,593,000 Series A Units of UCP, LLC, which are exchangeable for 10,401,722 shares of UCP Class A Common Stock. The exchange of all Series A Units of UCP, LLC held by PICO into shares of UCP Class A Common Stock is a required condition to the closing of the Merger.

Income attributable to Series A Units of UCP, LLC held by PICO is reflected in the historical financial statements of UCP, Inc. as net income attributable to the noncontrolling interest. Subsequent to the Merger, all subsidiaries of Century Communities will be wholly owned, and a pro forma adjustment has been made to eliminate the net income attributable to the noncontrolling interest in the unaudited pro forma condensed combined statement of operations.

(l)	Stockholders’ Equity: Pro forma adjustments to stockholders’ equity and revolving line of credit represent:

•	the issuance of approximately 4.2 million shares of Century Communities Common Stock which increases stockholders’ equity by $106.0 million, and

•	the acquisition and cancellation of UCP’s common stock and elimination of UCP equity, including noncontrolling interests, which reduces stockholders’ equity by $228.5 million.

(m)	The unaudited pro forma combined basic and diluted earnings per share for the periods presented are based on the basic and diluted weighted-average number of outstanding shares after taking into account the shares issued in connection with the Merger, as well as the application of the two-class method of calculating earnings per share, as Century Communities’ non-vested restricted stock awards have non-forfeitable rights to dividends, and accordingly represent a participating security. The two-class method is an earnings allocation method under which EPS is calculated for each class of common stock and participating security considering both dividends declared (or accumulated) and participation rights in undistributed earnings as if all such earnings had been distributed during the period. The denominator includes the estimated 4.2 million shares of Century Communities Common Stock and 0.2 million Century Communities Restricted Stock Units that will be issued in connection with the Merger and assumes that they were outstanding for the entire period.

The following table sets forth the computation of pro forma basic and diluted earnings per share for the three months ended March 31, 2017 and the year ended December 31, 2016, (in thousands, except share and per share information):

	Three months ended March 31, 2017	Year Ended December 31, 2016
Numerator
Pro forma net income	$12,333	$62,042
Less: Pro forma undistributed earnings allocated to participating securities	(152)	(1,183)

Pro forma net income allocable to common stockholders	$12,181	$60,859

Denominator
Pro forma weighted average common shares outstanding—basic	25,751,621	24,906,938
Pro forma dilutive effect of restricted stock units	458,141	748,807

Pro forma weighted average common shares outstanding—diluted	26,209,762	25,655,745

Pro forma earnings per share:
Pro forma—Basic	$0.47	$2.44
Pro forma—Diluted	$0.46	$2.37

DESCRIPTION OF CENTURY COMMUNITIES CAPITAL STOCK

The following is a summary of the material terms of Century Communities’ capital stock. Because it is only a summary, it may not contain all of the information that may be important to you and is qualified in its entirety by reference to the Century Communities Charter and the Century Communities Bylaws. Accordingly, you should read the more detailed provisions of the Century Communities Charter and the Century Communities Bylaws.

Authorized Shares

Century Communities’ authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share, issuable in one or more series. As of March 31, 2017, there were 22,291,222 shares of Century Communities Common Stock issued and outstanding, and no shares of preferred stock issued and outstanding.

Common Stock

Voting. Each holder of Century Communities Common Stock is entitled to one vote per each share on all matters to be voted upon by the common stockholders of Century Communities, and there are no cumulative voting rights. Subject to applicable law and the rights, if any, of the holders of outstanding shares of any series of preferred stock Century Communities may designate and issue in the future, holders of Century Communities Common Stock will be entitled to vote on all matters on which stockholders generally are entitled to vote.

Dividends. Subject to the rights, if any, of the holders of outstanding shares of any series of preferred stock Century Communities may designate and issue in the future, holders of Century Communities Common Stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by the Century Communities Board out of funds legally available for that purpose.

Liquidation, Dissolution or Winding Up. If there is a liquidation, dissolution or winding up of Century Communities, subject to the rights, if any, of the holders of outstanding shares of any series of preferred stock Century Communities may designate and issue in the future, holders of Century Communities Common Stock would be entitled to ratable distribution of its assets remaining after the payment in full of its liabilities.

Other Rights. Under the terms of the Century Communities Charter, the holders of Century Communities Common Stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Century Communities Common Stock. All currently outstanding shares of Century Communities Common Stock are fully paid and non-assessable. The rights of the holders of Century Communities Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Century Communities may designate and issue in the future.

Preferred Stock

The Century Communities Charter provides that the Century Communities Board is expressly authorized to provide for the issuance of shares of preferred stock in one or more series and, by filing a certificate of designation pursuant to the applicable law of the State of Delaware (which we refer to as a “preferred stock designation”), to establish from time to time for each such series the number of shares to be included in each such series and to fix the designations, powers, rights and preferences of the shares of each such series, if any, and the qualifications, limitations and restrictions, if any, thereof. The authority of the Century Communities Board with respect to each series of preferred stock includes, but is not limited to, establishing the following:

•	the designation of the series, which may be by distinguishing number, letter or title;

•	the number of shares of the series, which number the Century Communities Board may thereafter (except where otherwise provided in the preferred stock designation) increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares thereof then outstanding);

•	whether dividends, if any, shall be paid, and, if paid, the date or dates upon which, or other times at which, such dividends shall be payable, whether such dividends shall be cumulative or noncumulative, the rate of such dividends (which may be variable) and the relative preference in payment of dividends of such series;

•	the redemption provisions and price or prices, if any, for shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, or dissolution of Century Communities; and

•	whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series of Century Communities, and, if so, the specification of such other class or series, the conversion price or prices, or rate or rates, any adjustments thereto, the date or dates on which such shares shall be convertible and all other terms and conditions upon which such conversion may be made.

Provisions in the Century Communities Charter and Century Communities Bylaws With Possible Anti-Takeover Effects

The Century Communities Charter, the Century Communities Bylaws, and Delaware law contain provisions that may delay or prevent a transaction or a change in control of Century Communities that might involve a premium paid for shares of Century Communities Common Stock or otherwise be in the best interests of the stockholders of Century Communities, which could adversely affect the market price of Century Communities Common Stock. Certain of these provisions are described below.

Selected provisions of the Century Communities Charter and the Century Communities Bylaws. The Century Communities Charter and/or the Century Communities Bylaws contain anti-takeover provisions that, subject to the rights, if any, of any preferred stock Century Communities may designate and issue in the future:

•	authorize the Century Communities Board, without further action by the stockholders of Century Communities, to issue up to 50 million shares of preferred stock in one or more series, and with respect to each series, to fix the number of shares constituting that series, the powers, rights and preferences of the shares of that series, and the qualifications, limitations and restrictions of that series;

•	require that actions to be taken by the stockholders of Century Communities may be taken only at an annual or special meeting of stockholders and not by written consent;

•	specify that special meetings of the stockholders of Century Communities can be called only by the Century Communities Board, the chairman of the Century Communities Board, or the chief executive officer or president of Century Communities;

•	provide that the Century Communities Bylaws may be amended by the Century Communities Board without stockholder approval;

•	provide that directors may be removed from office only by the affirmative vote of the holders of 662/3% of the voting power of the capital stock of Century Communities entitled to vote generally in the election of directors;

•	provide that vacancies on the Century Communities Board or newly created directorships resulting from an increase in the number of directors may be filled only by a vote of a majority of directors then in office, even though less than a quorum;

•	provide that any amendment, modification or repeal of, or the adoption of any new or additional provision, inconsistent with the Century Communities Charter provisions relating to the removal of directors, exculpation of directors, indemnification, the prohibition against stockholder action by written consent, and the vote of stockholders required to amend the Century Communities Bylaws requires the affirmative vote of the holders of at least 662/3% of the voting power of the capital stock of Century Communities entitled to vote generally in the election of directors;

•	establish advance notice procedures for stockholders to submit nominations of candidates for election to the Century Communities Board and other proposals to be brought before a stockholders meeting; and

•	designate the Delaware Court of Chancery, subject to jurisdictional limits, as the sole and exclusive forum for certain legal claims and actions, including any action asserting a claim of or for breach of a fiduciary duty owed by any director or officer or other employee of Century Communities to Century Communities or its stockholders, unless Century Communities consents in writing to the selection of an alternative forum.

Delaware Anti-Takeover Statute. In the Century Communities Charter, Century Communities elected to be subject to Section 203 of the DGCL, an antitakeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” (as such terms are defined in Section 203) for a period of three years following the time the person became an interested stockholder, unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the “voting stock” (as defined in Section 203) of the corporation outstanding at the time the transaction commenced; or (iii) the business combination is approved by the board of directors and by the stockholders (acting at a meeting and not by written consent) by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not “owned” (as defined in Section 203) by the interested stockholder. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of Century Communities’ outstanding voting stock at any time within the three-year period immediately before the date of determination. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Century Communities Board, including discouraging attempts that might result in a premium over the market price for the shares of Century Communities Common Stock.

Authorized but Unissued Shares

Authorized but unissued shares of Century Communities Common Stock will be available for future issuance without stockholder approval. Century Communities may use additional shares for a variety of purposes, including future offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of Century Communities Common Stock could render more difficult or discourage an attempt to obtain control of Century Communities by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for Century Communities Common Stock is American Stock Transfer & Trust Company, LLC.

National Securities Exchange

Century Communities Common Stock is listed for trading on the NYSE under the ticker symbol “CCS.”

COMPARISON OF STOCKHOLDER RIGHTS

Century Communities and UCP are both Delaware corporations subject to the provisions of the DGCL. At the effective time of the Merger, each share of UCP Class A Common Stock (other than dissenters’ shares or treasury shares held by UCP and any shares of UCP Class A Common Stock owned by any UCP subsidiary, Century Communities or Century Communities subsidiary) will be converted into the right to receive the Merger Consideration, consisting of 0.2309 of a fully paid and nonassessable share of Century Communities Common Stock and $5.32 cash. No fractional shares will be issued in the Merger, and UCP stockholders will receive cash in lieu of any fractional shares. As a result, UCP stockholders will become stockholders of Century Communities and will have their rights as stockholders governed by the Century Communities Charter and the Century Communities Bylaws. The Century Communities Charter and the Century Communities Bylaws will differ from the UCP Charter and the UCP Bylaws that currently govern the rights of UCP stockholders.

Set forth below are the material differences between the rights of a holder of Century Communities Common Stock under the Century Communities Charter and the Century Communities Bylaws, on the one hand, and a holder of UCP Class A Common Stock under the UCP Charter and the UCP Bylaws, on the other hand.

The following summary does not reflect any rules of NYSE or any federal securities laws that may apply to Century Communities or UCP in connection with the matters discussed. In addition, this summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the DGCL and the constituent documents of Century Communities and UCP.

Century Communities	UCP
Authorized Capital

•    100,000,000 shares of common stock, par value $0.01 per share

•    50,000,000 shares of preferred stock, par value $0.01 per share

Under the Century Communities Charter, the Century Communities Board has the authority to issue preferred stock in one or more series and to establish the designations, preferences and rights, including voting rights, of each series.

•    501,000,000 shares of common stock, par value $0.01 per share, of which 500,000,000 shares are Class A Common Stock and 1,000,000 shares are Class B Common Stock

•    50,000,000 shares of preferred stock, par value $0.01 per share

Under the UCP Charter, the UCP Board has the authority to issue preferred stock in one or more series and to establish the designations, preferences and rights, including voting rights, of each series.

Voting rights

Each holder of Century Communities Common Stock is entitled to one vote per share.

Each holder of Class A Common Stock is entitled to one vote per share.

Each holder of Class B Common Stock, without regard to the number of shares of Class B Common Stock held by such holder, is entitled to one vote for each Series A Unit of UCP, LLC held by such holder, multiplied by the Exchange Rate.

Holders of the Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to UCP stockholders for their vote or approval.

Century Communities	UCP
Quorum

Holders of a majority in voting power of the outstanding shares of Century Communities capital stock entitled to vote at a meeting, represented in person or proxy, constitute a quorum.	Holders of UCP stock having a majority of the votes which could be cast by the holders of all outstanding classes of UCP stock entitled to vote at a meeting, represented in person or proxy, constitute a quorum.

Number of Directors and Size of Board

The Century Communities Bylaws provide that the size of board will be one or more members, the number to be set by the Century Communities Board.

Immediately after the effective time of Merger, the Century Communities Board will be comprised of five members.

The UCP Charter provides that the size of the UCP Board may be set by the board, but may not be fewer than three members. The UCP Board currently has six directors.

Term of Directors

The members of the Century Communities Board are elected for one-year terms, to serve until their successors and duly elected and qualified or until their earlier death, removal, resignation or disqualification.	The UCP Board is divided into three classes, Class I, Class II and Class III, with staggered three year terms, each director serving until their successor is duly elected and qualified or until their earlier death, removal or resignation.

Election of Directors

The Century Communities Bylaws provide that, at any meeting for the election of directors at which a quorum is present, each director is elected by a plurality of the votes.	The UCP Bylaws provide that directors shall be elected by a plurality of the votes cast in the election of directors.

Removal of Directors

The Century Communities Charter provides that any director or the entire board of directors may be removed solely by the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.	The UCP Charter provides that a director may be removed by the stockholders only for cause.

Stockholder Action by Written Consent

The Century Communities Charter provides that no action that is required or permitted to be taken by the stockholders of the corporation at any annual or special meeting of stockholders may be effected by written consent of the stockholders in lieu of a meeting.	The UCP Charter expressly denies stockholders from acting by written consent. The stockholders of UCP can only take action at an annual or special meeting of the stockholders.

Amendment of Certificate of Incorporation

The Century Communities Charter provides that the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to	The UCP Charter provides that the certificate of incorporation may be amended in the manner prescribed by statute. Under the DGCL, a company’s certificate of incorporation generally may be amended by the affirmative vote of a majority of the

Century Communities	UCP

amend provisions of the Century Communities Charter related to:

•    removal of directors;

•    amendments to the Century Communities Bylaws;

•    the stockholders’ ability to act by written consent;

•    indemnification and advancement of expenses;

•    amendments to the certificate of incorporation requiring supermajority vote; and

•    personal liability of directors.

voting power of the outstanding stock entitled to vote on such amendment and by the affirmative vote of a majority of the voting power of the outstanding stock of each class entitled to vote on such amendment as a class.

Amendment of Bylaws

The Century Communities Charter and the Century Communities Bylaws provide that the Century Communities Bylaws may be amended by the board of directors.

The stockholders may also make additional bylaws and may amend, alter or repeal bylaws with the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

The UCP Charter and the UCP Bylaws provide that the UCP Bylaws may be altered, repealed or amended by the majority vote of the whole board of directors.

A bylaw adopted by the holders of stock representing a majority of the votes which could be cast by the holders of all outstanding stock that prescribes the required vote for the election of directors may not be altered by the board of directors. The holders of stock representing a majority of the votes which could be cast by the holders of all outstanding stock may make additional bylaws and may alter and repeal any bylaws whether adopted by them or otherwise.

Notice Requirement for Stockholder Nominations and Proposals

In order to submit any business at an annual meeting of stockholders (including the nomination of a director), the Century Communities Bylaws generally require a stockholder to give notice of such business in writing to the Secretary of Century Communities so that such written notice is received at the principal executive offices of Century Communities not less than 90 days and not more than 120 days prior to the first anniversary of the preceding year’s annual meeting, or if the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice must be delivered not before 120 days prior to such annual meeting and not later than the later of 90 days prior to such annual meeting or the tenth day following the first public announcement of the date of the meeting. The Century Communities Bylaws further describe the information that a stockholder must provide in such notice, which generally relates to the stockholder submitting the notice, the Century Communities capital stock held by such stockholder, and the director nominee or the other business desired to be brought before the annual meeting.	In order to submit any business at an annual meeting of stockholders (including the nomination of a director), the UCP Bylaws generally require a stockholder to give notice of such business in writing to the Secretary of UCP so that such written notice is received at the principal executive offices of UCP not less than 90 days nor more than 120 days prior to the first anniversary of the date on which UCP first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the immediately preceding year’s annual meeting, or, if no annual meeting was held the previous year or the annual meeting is called for a date that is not within 30 days from the first anniversary of the preceding year’s annual meeting date, the written notice must be received no earlier than 120 days before the date of such annual meeting and not later than the later of 90 days before the date of such annual meeting or on the tenth day following the first public announcement of the date of such annual meeting. The UCP Bylaws further describe the information that a stockholder must provide in such notice, which generally relates

Century Communities	UCP
to the stockholder submitting the notice the UCP capital stock held by such stockholder, and the director nominee or the other business desired to be brought before the annual meeting.

Right to Call a Special Meeting of Stockholders

The Century Communities Bylaws provide that a special meeting of the stockholders may be called by the board of directors, the chairperson of the board of directors, the chief executive officer or the president.	The UCP Charter provides that a special meeting of the stockholders may be called at any time only by the chairman of the board of directors, the chief executive officer (or if there is no chief executive officer, the president), or the board of directors.

Limitation of Personal Liability of Directors

The Century Communities Charter provides that no director will be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent not permitted under the DGCL.	The UCP Charter provides that no director of UCP will be liable to UCP or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent elimination or limitation of personal liability of directors is permitted by the DGCL.

Indemnifications

The Century Communities Charter and the Century Communities Bylaws provide that Century Communities will indemnify and hold harmless, to the fullest extent permitted by applicable law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was a director or officer of Century Communities or, while a director or officer of Century Communities, is or was serving at the request of Century Communities as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person.	The UCP Charter and the UCP Bylaws provide that UCP will indemnify and hold harmless, to the fullest extent permitted by law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director or officer of UCP or is or was serving at the request of UCP as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise, against any and all liability and loss (including judgments, fines, penalties and amounts paid in settlement) suffered or incurred and expenses reasonably incurred by such person.

State Antitakeover Statutes and Certain Certificate of Incorporation Provisions

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the outstanding stock, completion of a Merger or consolidation or sale of substantially all of a corporation’s assets or dissolution requires the approval of the board of directors and approval by the vote of the holders of a majority of the outstanding stock entitled to vote on that matter. The Century Communities Charter does not require a vote of a larger portion of the outstanding stock for the events described above.

Section 203 of the DGCL protects publicly-traded Delaware companies, such as Century Communities,

In the UCP Charter, UCP expressly elects not to be governed by Section 203 of the DGCL.

The UCP Charter provides that UCP will not engage in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

•    prior to such time, the UCP Board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

Century Communities	UCP

from hostile takeovers, and from actions following the takeover, by prohibiting certain business combinations once an acquirer has gained a significant holding in the corporation.

A company may elect not to be governed by Section 203 of the DGCL. In the Century Communities Charter, Century Communities expressly elects to be governed by Section 203 of the DGCL.

•    upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of UCP; or

•    at or subsequent to such time, the business combination is approved by the UCP Board of directors and authorized at an annual or special meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting power of all outstanding voting shares not owned by the interested stockholder.

APPRAISAL RIGHTS

General

This section summarizes certain material provisions of Delaware law pertaining to appraisal rights. The following discussion, however, is not a full summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL that is attached as Annex D to this proxy statement/prospectus and incorporated by reference herein. All references in Section 262 of the DGCL to “stockholder” are to the record holder of the shares of UCP Common Stock. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation as to whether or not a UCP stockholder should exercise its right to seek appraisal under Section 262 of the DGCL.

If you hold one or more shares of UCP Common Stock continuously through the effective date of the Merger, you are entitled to appraisal rights under Delaware law and have the right to demand appraisal of your shares in connection with the Merger, have your shares appraised by the Delaware Court of Chancery and receive the “fair value” of such shares (as determined by the Delaware Court of Chancery, exclusive of any element of value arising from the accomplishment or expectation of the Merger) as of the completion of the Merger in place of the Merger Consideration, if you comply with the procedures specified in Section 262 of the DGCL. Any such UCP stockholder awarded “fair value” for the holder’s shares by the court would receive payment of that fair value in cash, together with interest, if any, in lieu of the right to receive the Merger Consideration. It is possible that any such “fair value” as determined by the Delaware Court of Chancery may be more or less than, or the same as, that which UCP stockholders will receive pursuant to the Merger Agreement.

Under Section 262 of the DGCL, because UCP stockholders are being asked to adopt the Merger Agreement, not less than 20 days prior to the UCP special meeting to adopt such agreement, UCP must notify each stockholder who was a UCP stockholder on the record date for notice of such meeting and who is entitled to exercise appraisal rights, that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes the required notice, and the copy of applicable statutory provisions is attached as Annex D to this proxy statement/prospectus.

A HOLDER OF UCP COMMON STOCK WHO WISHES TO EXERCISE APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE THE RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING SUMMARY AND ANNEX D CAREFULLY. FAILURE TO COMPLY WITH THE PROCEDURES OF SECTION 262 OF THE DGCL IN A TIMELY AND PROPER MANNER MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. BECAUSE OF THE COMPLEXITY OF THE PROCEDURES FOR EXERCISING THE RIGHT TO SEEK APPRAISAL, IF A HOLDER OF UCP COMMON STOCK WISHES TO EXERCISE ITS APPRAISAL RIGHTS, THE HOLDER IS URGED TO CONSULT WITH ITS OWN LEGAL AND FINANCIAL ADVISORS IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. A UCP STOCKHOLDER WHO LOSES HIS, HER OR ITS APPRAISAL RIGHTS WILL BE ENTITLED TO RECEIVE THE PER SHARE MERGER CONSIDERATION.

How to Exercise and Perfect Your Appraisal Rights

If you are a UCP stockholder and wish to exercise the right to seek an appraisal of your shares of UCP Common Stock, you must comply with ALL of the following:

•	you must not vote FOR, or otherwise consent in writing to, the adoption of the Merger Agreement. Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the adoption of the Merger Agreement, if you vote by proxy and wish to exercise your appraisal rights, you must vote against the adoption of the Merger Agreement or abstain from voting your shares;

•	you must deliver to UCP a written demand for appraisal before the taking of the vote on the adoption of the Merger Agreement at the UCP special meeting, and such demand must reasonably inform UCP of your identity and your intention to demand appraisal of your shares of UCP Common Stock. The written demand for appraisal must be in addition to and separate from any proxy or vote;

•	you must continuously hold your shares of UCP Common Stock from the date of making the demand through the effective time of the Merger. You will lose your appraisal rights if you transfer the shares before the effective time of the Merger; and

•	you, another stockholder, an appropriate beneficial owner or the surviving company must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares of UCP Common Stock within 120 days after the effective time of the Merger. The surviving company is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, it is the obligation of UCP stockholders or a beneficial owner of UCP Common Stock to initiate all necessary action to perfect their appraisal rights in respect of shares of UCP Common Stock within the time prescribed in Section 262 of the DGCL.

In addition, the Delaware Court of Chancery will dismiss appraisal proceedings as to all shares of UCP capital stock if, immediately before the Merger, such shares were listed on a national securities exchange unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of UCP stock eligible for appraisal, or (ii) the value of the consideration provided in the Merger for such total number of shares entitled to appraisal exceeds $1 million. We refer to these conditions as the “ownership thresholds.” Because UCP Class A Common Stock is listed on a national securities exchange and is expected to continue be listed on such exchange immediately before the Merger, at least one of the ownership thresholds must be met in order for UCP stockholders to be entitled to seek appraisal with respect to such shares of UCP Class A Common Stock.

Voting, in person or by proxy, against, abstaining from voting on or failing to vote on the adoption of the Merger Agreement will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal is in addition to and separate from any proxy or vote.

Who May Exercise Appraisal Rights

Only a holder of record of shares of UCP Common Stock issued and outstanding immediately prior to the effective time of the Merger may assert appraisal rights for the shares of UCP Common Stock registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the stock certificates (or in the stock ledger). The demand must reasonably inform UCP of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its UCP Common Stock. Beneficial owners who do not also hold their shares of UCP Common Stock of record may not directly make appraisal demands to UCP. The beneficial owner must, in such cases, have the holder of record, such as a bank, broker or other nominee, submit the required demand in respect of those shares of UCP Common Stock of record. A holder of record, such as a bank, broker or other nominee, who holds shares of UCP Common Stock as a nominee or intermediary for others, may exercise his, her or its right of appraisal with respect to the shares of UCP Common Stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of UCP Common Stock as to which appraisal is sought. Where no number of shares of UCP Common Stock is expressly mentioned, the demand will be presumed to cover all shares of UCP Common Stock held in the name of the holder of record.

IF YOU HOLD YOUR SHARES IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND YOU WISH TO EXERCISE APPRAISAL RIGHTS, YOU ARE URGED TO CONSULT WITH YOUR BANK, BROKER OR NOMINEE TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKERAGE FIRM OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. IF YOU HAVE A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A NOMINEE OR INTERMEDIARY, YOU MUST ACT PROMPTLY TO CAUSE THE HOLDER OF RECORD TO

FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT YOUR APPRAISAL RIGHTS. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKERAGE WHO IN TURN HOLDS THE SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE, SUCH AS THE DEPOSITORY TRUST COMPANY, A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS THE HOLDER OF RECORD.

If you own shares of UCP Common Stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the holder or holders of record and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the holder or holders of record. If you hold shares of UCP Common Stock through a nominee or intermediary who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:

UCP, Inc.

99 Almaden Boulevard, Suite 400

San Jose, California 95113

Attention: Secretary

Surviving Corporation’s Actions After Completion of the Merger

If the Merger is consummated, the surviving corporation will give written notice of the effective time within 10 days after the effective time to UCP stockholders who did not vote in favor of the Merger Agreement and who made a written demand for appraisal in accordance with Section 262 of the DGCL. At any time within 60 days after the effective time of the Merger, any UCP stockholder that made a demand for appraisal but did not commence an appraisal proceeding or join in such a proceeding as a named party will have the right to withdraw the demand and to accept the Merger Consideration in accordance with the Merger Agreement for his, her or its shares of UCP Common Stock, but after such 60-day period a demand for appraisal may be withdrawn only with the written approval of the surviving corporation. Within 120 days after the effective time of the Merger, either the record holder or a beneficial owner of UCP Common Stock, provided such person has complied with the requirements of Section 262 of the DGCL and are otherwise entitled to appraisal rights, or the surviving corporation may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by a stockholder or beneficial owner, demanding an appraisal of the value of the shares of UCP Common Stock held by all stockholders who have properly demanded appraisal. The surviving corporation is under no obligation to file an appraisal petition and has no intention of doing so. If you desire to have your shares appraised, you should initiate any petitions necessary for the perfection of your appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the effective time of the Merger, any stockholder or beneficial owner who has complied with the provisions of Section 262 of the DGCL will be entitled to receive from the surviving corporation, upon written request, a statement setting forth the aggregate number of shares of UCP Common Stock not voted in favor of the adoption of the Merger Agreement and with respect to which UCP has received demands for appraisal, and the aggregate number of holders of those shares. The surviving corporation must mail this statement to you within the later of (1) 10 days after receipt by the surviving corporation of the request therefor or (2) 10 days after expiration of the period for delivery of demands for appraisal. If you are the beneficial owner of shares of stock of UCP Common Stock held in a voting trust or by a nominee or intermediary on your behalf you may, in your own name, file an appraisal petition or request from the surviving corporation the statement described in this paragraph.

If a petition for appraisal is duly filed by you or another holder of record or beneficial owner of UCP Common Stock who has properly exercised his, her or its appraisal rights in accordance with the provisions of Section 262 of the DGCL, and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all holders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. The Delaware Court of Chancery will then determine which UCP stockholders are entitled to appraisal rights and may require the stockholders of UCP demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and the Delaware Court of Chancery may dismiss the proceedings as to any UCP stockholder who fails to comply with this direction. The Delaware Court of Chancery will also dismiss proceedings as to all UCP stockholders if neither of the ownership thresholds described above is met. Where proceedings are not dismissed or the demand for appraisal is not successfully withdrawn, the appraisal proceeding will be conducted as to the shares of UCP Common Stock owned by such stockholders, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of UCP Common Stock at the effective time of the Merger held by all UCP stockholders who have properly perfected appraisal rights, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the Merger and the date of payment of the judgment. However, the surviving corporation has the right, at any point prior to the Delaware Court of Chancery’s entry of judgment in the proceedings, to make a voluntary cash payment to each stockholder entitled to appraisal. If the surviving corporation makes a voluntary cash payment pursuant to subsection (h) of Section 262 of the DGCL, interest will accrue thereafter only on the sum of (i) the difference, if any, between the amount paid by the surviving corporation in such voluntary cash payment and the fair value of the shares as determined by the Delaware Court of Chancery and (ii) interest accrued before such voluntary cash payment, unless paid at that time. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, to the stockholders of UCP entitled to receive the same, forthwith in the case of uncertificated stockholders or upon surrender by certificated stockholders of their stock certificates.

In determining the fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which were known or which could be ascertained as of the date of the Merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. The fair value of shares of UCP Common Stock as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the Merger Consideration. Century Communities does not anticipate offering more than the per share Merger Consideration to any UCP stockholder exercising appraisal rights and reserves the right to make a voluntary cash payment pursuant to subsection (h) of Section 262 of the DGCL and to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of UCP Common Stock is less than the per share Merger Consideration. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery.

If no party files a petition for appraisal within 120 days after the effective time or, in the case of demands for appraisal of UCP Class A Common Stock, if neither of the ownership thresholds above has been satisfied in respect of such shares, then all UCP stockholders will lose the right to an appraisal, and will instead receive the per share Merger Consideration described in the Merger Agreement, without interest thereon, less any withholding taxes.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may allocate those costs to the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Each UCP stockholder party to the appraisal proceeding is responsible for its own attorneys’ fees and expert witnesses’ fees and expenses, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares of UCP Common Stock entitled to appraisal.

If you have duly demanded an appraisal in compliance with Section 262 of the DGCL you may not, on or after the effective time, vote the shares of UCP Common Stock subject to the demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of UCP Common Stock as of a record date prior to the effective time of the Merger.

If you have not commenced an appraisal proceeding or joined such a proceeding as a named party you may withdraw a demand for appraisal and accept the Merger Consideration by delivering a written withdrawal of the demand for appraisal and an acceptance of the Merger to the surviving corporation, except that any attempt to withdraw made more than 60 days after the effective time of the Merger will require written approval of the surviving corporation, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery. Such approval may be conditioned on the terms the Delaware Court of Chancery deems just; provided, however, that this provision will not affect the right of any UCP stockholder that has made an appraisal demand but who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger within 60 days after the effective time of the Merger. If you fail to perfect, successfully withdraw your demand for appraisal, or lose the appraisal right, your shares of UCP Common Stock will be converted into the right to receive the per share Merger Consideration, without interest thereon, less any withholding taxes.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of your appraisal rights. In that event, you will be entitled to receive the per share Merger Consideration for your shares of UCP Common Stock in accordance with the Merger Agreement. In view of the complexity of the provisions of Section 262 of the DGCL, if you are a UCP stockholder and are considering exercising your appraisal rights under the DGCL, you are urged to consult your own legal and financial advisor.

THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES COMPLIANCE WITH THE PREREQUISITES OF SECTION 262 OF THE DGCL. IF YOU WISH TO

EXERCISE YOUR APPRAISAL RIGHTS, YOU ARE URGED TO CONSULT WITH YOUR OWN LEGAL AND FINANCIAL ADVISORS IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL WILL GOVERN.

LEGAL MATTERS

The validity of the shares of Century Communities Common Stock to be issued in the Merger will be passed upon by Greenberg Traurig, counsel to Century Communities. The ability of the Merger to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code will be passed upon for Century Communities by Greenberg Traurig, and for UCP by Paul, Weiss.

EXPERTS

Century Communities

The consolidated financial statements of Century Communities, Inc. appearing in its Annual Report (Form 10-K) for the fiscal year ended December 31, 2016 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

UCP

The consolidated financial statements incorporated in this proxy statement/prospectus by reference from UCP, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and the effectiveness of UCP Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

If the Merger is completed on the expected timetable, UCP does not intend to hold a 2017 annual meeting of its stockholders. If, however, the Merger is not completed and the UCP 2017 annual meeting is held, proposals that stockholders wish to submit for inclusion in UCP’s proxy statement for its 2017 annual meeting of stockholders pursuant to Rule 14a-8 under the Exchange Act must have been received by UCP’s Corporate Secretary at UCP, Inc., 99 Almaden Boulevard, Suite 400, San Jose, California 95113 no later than December 7, 2016, unless the date of UCP’s 2017 annual meeting is more than 30 days before or after May 18, 2017, in which case the proposal must be received a reasonable time before UCP begins to print and mail its proxy materials for its 2017 annual meeting. Any stockholder proposal submitted for inclusion must be eligible for inclusion in UCP’s proxy statement in accordance with the rules of the SEC.

With respect to proposals submitted by a UCP stockholder for consideration at UCP’s 2017 annual meeting but not for inclusion in UCP’s proxy statement for such annual meeting, timely written notice of any stockholder proposal must have been received by UCP at its principal executive offices in accordance with the UCP Bylaws not later than February 6, 2017, unless the date of UCP’s 2017 annual meeting is more than 30 days before or after May 18, 2017, in which case such written notice by the stockholder to be timely must be received not earlier than the date which is 120 days prior to the date of UCP’s 2017 annual meeting and not later than the later of the date which is 90 days prior to the date of UCP’s 2017 annual meeting and the close of business on the tenth day following the date on which the first public disclosure of the date of UCP’s 2017 annual meeting was made. Such notice must contain the information required by the UCP Bylaws.

Proposals intended to be presented at the 2017 annual meeting of Century Communities stockholders and included in Century Communities’ proxy statement must have been received by Century Communities no later than December 2, 2016, and must have otherwise complied with Rule 14a-8. Under the Century Communities Bylaws, for a proposal to be properly presented at Century Communities’ 2017 annual meeting, other than a proposal included in the proxy statement pursuant to Rule 14a-8, such proposal must have been received by Century Communities’ Corporate Secretary at Century Communities’ principal executive offices at 8390 East Crescent Parkway, Suite 650, Greenwood Village, Colorado 80111, Attention: Corporate Secretary no later than February 10, 2017.

Pursuant to Rule 14a-8 under the Exchange Act, Century Communities stockholders may present proper proposals for inclusion in Century Communities’ proxy statement and for consideration at its next annual meeting of stockholders. To be eligible for inclusion in the 2018 proxy statement, a proposal must be received by Century Communities no later than November 28, 2017, and must otherwise comply with Rule 14a-8. While the Century Communities Board will consider stockholder proposals, it reserves the right to omit from the Century Communities proxy statement stockholder proposals that Century Communities is not required to include under the Exchange Act, including Rule 14a-8.

Under the Century Communities Bylaws, a stockholder wishing to nominate a candidate for election to the Century Communities Board, or propose other business for consideration, at the Century Communities 2018 annual meeting of stockholders is required to give written notice of such stockholder’s intention to make such a nomination or proposal to Century Communities’ Corporate Secretary at Century Communities’ principal executive offices at 8390 East Crescent Parkway, Suite 650, Greenwood Village, Colorado 80111, Attention: Corporate Secretary. In order for a stockholder proposal for director nominations or other business, outside of Rule 14a-8 under the Exchange Act, to come before the Century Communities 2018 annual meeting of stockholders, such notice of nomination or proposal must be made in accordance with the Century Communities Bylaws, which require appropriate notice to Century Communities of the nomination or proposal not less than 90 days nor more than 120 days prior to the date of such annual meeting of stockholders. A notice of nomination or proposal is also required to contain specific information as required by the Century Communities Bylaws. A nomination which does not comply with the requirements of the Century Communities Bylaws may not be considered. The Nominating and Corporate Governance Committee of the Century Communities Board will consider validly nominated director candidates and will provide its recommendations to the Century Communities Board. In general, to be timely, Century Communities must receive the notice of nomination or proposal not later than the 90th day nor earlier than the 120th day prior to the date of the first anniversary of the Century Communities 2017 annual meeting. In this regard, Century Communities must receive the notice of nomination or proposal no earlier than January 10, 2018 and no later than February 9, 2018.

WHERE YOU CAN FIND MORE INFORMATION

Century Communities has filed a registration statement on Form S-4 to register with the SEC the shares of Century Communities Common Stock to be issued to UCP stockholders as the stock portion of the Merger Consideration. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Century Communities in addition to being a proxy statement of UCP for its special meeting. The registration statement, including the attached annexes and exhibits, contains additional relevant information about Century Communities and the Century Communities Common Stock. The rules and regulations of the SEC allow Century Communities and UCP to omit certain information included in the registration statement from this proxy statement/prospectus.

Century Communities and UCP each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including Century Communities and UCP, who file electronically with the SEC. The address of that website is www.sec.gov. Investors may also consult Century Communities’ and UCP’s website for more information about Century Communities or UCP, respectively. Century Communities’ website is www.centurycommunities.com. UCP’s website is www.unioncommunityllc.com. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.

The SEC allows Century Communities and UCP to “incorporate by reference” into this proxy statement/prospectus information that Century Communities and UCP file with the SEC, which means that important information can be disclosed to you by referring you to those documents and those documents will be considered part of this proxy statement/prospectus. The information incorporated by reference is an important part of this proxy statement/prospectus. Certain information that is subsequently filed with the SEC will automatically update and supersede information in this proxy statement/prospectus and in earlier filings with the SEC. This proxy statement/prospectus also contains summaries of certain provisions contained in some of the Century Communities or UCP documents described in this proxy statement/prospectus, but reference is made to the actual documents for complete information. All of these summaries are qualified in their entirety by reference to the actual documents.

The information and documents listed below, which Century Communities and UCP have filed with the SEC, are incorporated by reference into this proxy statement/prospectus:

Century Communities’ SEC Filings

•	Century Communities’ Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on February 15, 2017, including portions of Century Communities’ Definitive Proxy Statement on Schedule 14A filed with the SEC on March 29, 2017 to the extent specifically incorporated by reference therein;

•	Century Communities’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed with the SEC on May 5, 2017; and

•	Century Communities’ Current Reports on Form 8-K, filed with the SEC on January 23, 2017, January 26, 2017, March 2, 2017, April 11, 2017, April 13, 2017, May 8, 2017, May 9, 2017, and May 12, 2017.

UCP’s SEC Filings

•	UCP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on March 3, 2017, as amended by Amendment Number 1 to the 2016 Annual Report on Form 10-K/A, filed with the SEC on April 28, 2017;

•	UCP’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed with the SEC on May 5, 2017; and

•	UCP’s Current Reports on Form 8-K, filed with the SEC on February 3, 2017, March 2, 2017, March 30, 2017, and April 11, 2017.

In addition, all documents filed by Century Communities and UCP with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the date of the UCP special meeting shall be deemed to be incorporated by reference into this proxy statement/prospectus and made a part of this proxy statement/prospectus from the respective dates of filing; provided, however, that Century Communities and UCP are not incorporating any information furnished under Items 2.02 or 7.01 of any Current Report on Form 8-K unless specifically stated otherwise.

Century Communities has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Century Communities, as well as all pro forma financial information, and UCP has supplied all such information relating to UCP.

Documents incorporated by reference are available from Century Communities or UCP, as the case may be, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this proxy statement/prospectus. Stockholders may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers:

Century Communities, Inc.

8390 East Crescent Parkway, Suite 650

Greenwood Village, Colorado 80111

Telephone: (303) 770-8300

Attention: Corporate Secretary

UCP, Inc.

99 Almaden Boulevard, Suite 400

San Jose, California 95113

Telephone: (408) 207-9499

Attention: Investor Relations

You should not rely on information that purports to be made by or on behalf of Century Communities or UCP other than the information contained in or incorporated by reference into this proxy statement/prospectus. Neither Century Communities nor UCP has authorized anyone to provide you with information on behalf of Century Communities or UCP, respectively, that is different from what is contained in this proxy statement/prospectus.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

This proxy statement/prospectus is dated                 , 2017. You should not assume that the information in it is accurate as of any date other than that date, and neither its mailing to stockholders nor the issuance of Century Communities Common Stock in the Merger will create any implication to the contrary.

Annex A

AGREEMENT AND PLAN OF MERGER

among

CENTURY COMMUNITIES, INC.,

CASA ACQUISITION CORP.,

and

UCP, INC.

Dated April 10, 2017

A-i

(Continued)

A-ii

(Continued)

EXHIBITS

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit B	Company Knowledge Group
Exhibit C	Parent Knowledge Group

SCHEDULES

Company Schedules

Parent Schedules

A-iii

INDEX OF DEFINED TERMS

Acceptable Confidentiality Agreement	Section 9.03
Adjusted Option	Section 2.03(a)
Affiliate	Section 9.03
After Consultation	Section 9.03
Agreement	Preamble
Anti-Takeover Laws	Section 3.03(b)
Appraisal Shares	Section 2.01(c)
Benefit Protection Period	Section 6.04(a)
Business Day	Section 9.03
Canceled Shares	Section 2.01(a)
Cash Consideration	Section 2.01(b)(i)
Cash Consideration for Fractional Shares	Section 2.02(d)
Certificate of Merger	Section 1.03
Certificates	Section 2.01(b)(ii)
Class B Stock	Recitals
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 9.03
Company	Preamble
Company Benefit Plans	Section 3.19(a)
Company Board	Section 3.03(b)
Company By-laws	Section 3.01(b)
Company Capital Stock	Section 3.02(a)
Company Charter	Section 3.01(b)
Company Common Stock	Recitals
Company Contracts	Section 3.12(a)
Company Employees	Section 6.04(a)
Company ERISA Affiliate	Section 9.03
Company Financial Advisor	Section 3.22
Company Financial Statements	Section 3.05(b)
Company Intellectual Property	Section 9.03
Company Intervening Event	Section 9.03
Company IT Systems	Section 3.11
Company Material Adverse Effect	Section 9.03
Company Option	Section 2.03(a)
Company Pension Plans	Section 3.19(a)
Company Preferred Stock	Section 3.02(a)
Company Property	Section 3.09(b)
Company Qualifying Transaction	Section 6.06(c)
Company Recommendation	Section 3.03(b)
Company Recommendation Change	Section 5.02(d)
Company Recommendation Change Notice	Section 5.02(e)

Company Registered IP	Section 3.10(a)
Company Restricted Stock Unit	Section 2.03(b)
Company Schedules	Article III
Company SEC Documents	Section 3.05(a)
Company Stock Plan	Section 9.03
Company Stockholder Approval	Section 3.03(c)
Company Stockholders Meeting	Section 6.01(e)
Company Subsidiaries	Section 3.01(a)
Company Trade Secrets	Section 9.03
Company Takeover Proposal	Section 9.03
Company Treasury Stock	Section 3.02(a)
Confidentiality Agreement	Section 6.02(c)
Consent	Section 3.04(b)
Contract	Section 3.02(a)
Control	Section 9.03
DGCL	Section 1.01
Effective Time	Section 1.03
Enforceability Exceptions	Section 3.03(a)
Environmental Laws	Section 9.03
Environmental Permits	Section 9.03
Equity Award Exchange Ratio	Section 2.03(d)
Equity Interest	Section 9.03
ERISA	Section 3.19(a)
Exchange	Section 6.111
Exchange Act	Section 9.03
Exchange Agent	Section 2.02(a)
Exchange Agreement	Recitals
Exchange Fund	Section 2.02(a)
Exchange Request	Section 6.111
Filed Company SEC Documents	Section 9.03
Filed Parent SEC Documents	Section 9.03
Filing	Section 3.04(b)
GAAP	Section 9.03
Governmental Entity	Section 3.04(b)
Hazardous Materials	Section 9.03
Intellectual Property	Section 9.03
Intended Tax Treatment	Section 3.15(l)
Judgment	Section 9.03
Knowledge	Section 9.03
Law	Section 9.03
Leased Property	Section 3.09(b)
Lien	Section 9.03
Maximum Premium	Section 6.05(b)
Merger	Recitals
Merger Consideration	Section 2.01(b)(ii)
Merger Sub	Preamble

A-iv

INDEX OF DEFINED TERMS

(Continued)

NYSE	Section 9.03
Offsite Facility	Section 9.03
Ordinary Course of Business	Section 9.03
Outside Date	Section 8.01(b)(i)
Owned Property	Section 3.09(a)
Parent	Preamble
Parent Benefit Plans	Section 4.19(a)
Parent Board	Section 4.03(c)
Parent By-laws	Section 4.01(b)
Parent Capital Stock	Section 4.02(a)
Parent Charter	Section 4.01(b)
Parent Common Stock	Recitals
Parent Contracts	Section 4.12(a)
Parent ERISA Affiliate	Section 9.03
Parent Financial Advisor	Section 4.22
Parent Financial Statements	Section 4.05(c)
Parent Intellectual Property	Section 9.03
Parent IT Systems	Section 4.11
Parent Leased Property	Section 4.09(b)
Parent Material Adverse Effect	Section 9.03
Parent Options	Section 9.03
Parent Offsite Facility	Section 9.03
Parent Owned Property	Section 4.09(a)
Parent Pension Plans	Section 4.19(a)
Parent Preferred Stock	Section 4.02(a)
Parent Property	Section 4.09(b)
Parent Registered IP	Section 4.10(a)
Parent Restricted Stock	Section 9.03
Parent Restricted Stock Unit	Section 9.03
Parent Schedules	Article IV
Parent SEC Documents	Section 4.05(a)
Parent Stock Plan	Section 9.03
Parent Stock Value	Section 9.03
Parent Subsidiaries	Section 4.01(a)
Parent Trade Secrets	Section 9.03
Permits	Section 3.13
Permitted Lien	Section 9.03

Person	Section 9.03
PICO	Recitals
PICO Membership Interests	Section 9.03
Prior Company Bidders	Section 5.02(a)
Proceeding	Section 9.03
Proxy Statement	Section 9.03
Reference Date	Section 3.02(a)
Related Persons	Section 9.03
Release	Section 9.03
Relevant Date	Section 3.05(a)
Representation Letters	Section 6.08(c)
Representative	Section 9.03
S-4 Registration Statement	Section 9.03
Sarbanes-Oxley Act	Section 9.03
SEC	Section 9.03
Section 262	Section 2.01(c)
Securities Act	Section 9.03
Significant Company Subsidiary	Section 3.01(a)
Significant Parent Subsidiary	Section 4.01(a)
Standstill Agreements	Section 9.03
Stock Consideration	Section 2.01(b)(i)
Stock Exchange Ratio	Section 2.01(b)(i)
Subsidiary	Section 9.03
Superior Company Proposal	Section 9.03
Surviving Corporation	Section 1.01
Tax Opinions	Section 6.08(c)
Tax Return	Section 9.03
Taxes	Section 9.03
Transaction Litigation	Section 6.09
Transactions	Section 1.01
Transfer Taxes	Section 6.08
UCP LLC	Recitals
UCP LLC Agreement	Section 9.03
Voting Agreement	Recitals
Voting Company Debt	Section 3.02(a)
Voting Parent Debt	Section 4.02(a)
willful breach	Section 9.03

A-v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into on April 10, 2017 by and among Century Communities, Inc., a Delaware corporation (“Parent”), Casa Acquisition Corp., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and UCP, Inc., a Delaware corporation (the “Company”).

WHEREAS, Parent, Merger Sub, and the Company desire to effect a business combination through the merger of the Company with and into Merger Sub, with Merger Sub as the surviving entity in such merger (the “Merger”);

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have duly approved the Merger on the terms and subject to the conditions set forth in this Agreement, whereby, at the Effective Time, each issued and outstanding share of Class A Common Stock, par value $0.01 per share, of the Company (the “Company Common Stock”), not owned by Parent, Merger Sub or the Company, and not otherwise constituting Appraisal Shares, shall be converted into the right to receive $5.32 in cash and a number of duly authorized, validly issued, fully paid and non-assessable shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) equal to the Stock Exchange Ratio as set forth in Section 2.01(b) (Conversion of Company Common Stock);

WHEREAS, as a material inducement and condition to Parent’s decision to enter into, and concurrently with the execution and delivery of, this Agreement, that certain Exchange Agreement, dated as of July 23, 2013 (the “Exchange Agreement”), by and among the Company, UCP, LLC, a Delaware limited liability company and Affiliate of the Company (“UCP LLC”), and PICO Holdings, Inc., a California corporation (“PICO”), has been amended, effective as of immediately prior to the Effective Time, to facilitate the transactions referred to in the immediately following recital and required by Section 6.11 (Exchange of PICO Membership Interests), which, as expressly set forth in Section 7.01(c) (Exchange of PICO Membership Interests), is a condition precedent to the consummation of the Merger;

WHEREAS, PICO will exercise its right, effective as of immediately prior to the Effective Time, to exchange the PICO Membership Interests in UCP LLC, and to receive in respect thereof 10,401,722 newly issued shares of Company Common Stock in accordance with the terms and subject to the conditions of the Exchange Agreement;

WHEREAS, as a material inducement and condition to Parent’s decision to enter into, and concurrently with the execution and delivery of, this Agreement, Parent has entered into with PICO a voting support and transfer restriction agreement (the “Voting Agreement”), pursuant to which, subject to the terms thereof, PICO has agreed to, among other things, waive all rights to appraisal under Section 262 pertaining to its shares of Company Capital Stock, attend and otherwise be present for quorum and voting purposes at the Company Stockholders Meeting, and affirmatively vote all its shares of Class B Common Stock, par value $0.01 per share, of the Company (“Class B Stock”) and any shares of Company Common Stock it may acquire after the date hereof for the adoption of this Agreement;

WHEREAS, Parent, Merger Sub, and the Company intend that the Merger shall qualify as a “reorganization” under Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” within the meaning of the Code; and

WHEREAS, Parent, Merger Sub, and the Company desire to make certain representations, warranties, covenants and agreements in this Agreement and with respect to the Merger and the other Transactions, and also to prescribe various conditions precedent to the consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, and intending to be legally bound, each of Parent, Merger Sub, and the Company hereby agrees as follows:

ARTICLE I

THE MERGER

Section 1.01    The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the Company shall be merged with and into Merger Sub at the Effective Time. At the Effective Time, the separate corporate existence of the Company shall cease, and Merger Sub shall continue as the surviving corporation (the “Surviving Corporation”). The Merger and the other transactions contemplated by this Agreement, the Voting Agreement, and the Exchange Agreement are referred to herein as the “Transactions.”

Section 1.02    Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Greenberg Traurig, LLP, 1840 Century Park East, Suite 1900, Los Angeles, CA 90067, at 10:00 a.m. Eastern Time, on the third Business Day following the date on which each of the conditions set forth in Article VII (Conditions Precedent) is satisfied or, to the extent permitted by Law, waived by the party entitled to waive such condition (except in any such case for any conditions that by their nature can be satisfied only on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions). The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 1.03    Effective Time. Before the Closing, Merger Sub shall prepare and, on the Closing Date, shall file with the Secretary of State of the State of Delaware, a certificate of merger or other appropriate documents (in any such case, the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State, or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.04    Effects. The Merger shall have the effects set forth in Section 259 of the DGCL.

Section 1.05    Certificate of Incorporation and By-laws.

(a)    The Certificate of Incorporation of Merger Sub, attached as Exhibit A, as in effect immediately before the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation, until, subject to Section 6.05 (Indemnification), thereafter changed or amended as provided therein or by Law.

(b)    The By-laws of Merger Sub as in effect immediately before the Effective Time shall be the By-laws of the Surviving Corporation, until, subject to Section 6.05 (Indemnification), thereafter changed or amended as provided therein or by Law.

Section 1.06    Directors. The directors of Merger Sub immediately before the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their death, resignation or removal, or until their respective successors are duly elected and qualified, as the case may be.

Section 1.07    Officers. The officers of Merger Sub immediately before the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal, or until their respective successors are duly elected or appointed and qualified, as the case may be.

Section 1.08    Plan of Reorganization. Parent, Merger Sub, and the Company intend that, for U.S. federal income Tax purposes, the Merger will constitute a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3, which plan of reorganization has been adopted by Parent, the Company and Merger Sub by means of executing this Agreement.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE

CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 2.01    Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Capital Stock or any shares of capital stock of Merger Sub:

(a)    Cancelation of Company Treasury Stock, Class B Stock, and Parent-Owned Stock. Each share of (i) Company Treasury Stock, (ii) Class B Stock, and (iii) Company Common Stock that is owned by the Company, Parent, Merger Sub, or any of the Company’s or Parent’s wholly-owned Subsidiaries (such shares referred to in clauses (i), (ii) and (iii), collectively, “Canceled Shares”), shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no Merger Consideration shall be delivered or deliverable in exchange therefor.

(b)    Conversion of Company Common Stock.

(i)    Subject to Sections 2.01(a) (Cancelation of Company Treasury Stock, Class B Stock, and Parent-Owned Stock) and 2.01(c) (Appraisal Rights), each issued and outstanding share of Company Common Stock (other than Canceled Shares and Appraisal Shares) shall be converted into the right to receive and become exchangeable for (A) $5.32 in cash, without any interest thereon (the “Cash Consideration”), and (B) 0.2309 (the “Stock Exchange Ratio”) of a duly authorized, fully paid and non-assessable share of Parent Common Stock (the “Stock Consideration”).

(ii)    The Stock Consideration to be issued, and Cash Consideration payable, upon the conversion of shares of Company Common Stock pursuant to this Section 2.01(b), and Cash Consideration for Fractional Shares payable in lieu of fractional shares of Parent Common Stock as contemplated by Section 2.02(d) (No Fractional Shares of Parent Common Stock), are referred to collectively herein as the “Merger Consideration.” As of the Effective Time, subject to Section 2.01(c) (Appraisal Rights), all shares of Company Common Stock shall no longer be outstanding, shall automatically be canceled and shall cease to exist, and each holder of a certificate or certificates that immediately prior to the Effective Time represented any such shares of Company Common Stock (the “Certificates”) shall cease to have any rights with respect thereto, except the right to receive Merger Consideration and certain dividends and other distributions under Section 2.02(j) (Distributions with Respect to Unexchanged Shares), without interest, upon surrender of such Certificate in accordance with Section 2.02 (Exchange of Certificates).

(iii)    Notwithstanding anything in this Agreement to the contrary, if from and after the date of this Agreement until the Effective Time, the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different series or class of shares of Parent Capital Stock by reason of any reclassification, recapitalization, split-up, combination, re-combination, exchange of shares or adjustment, or a stock dividend thereon shall be declared with a record date within such period, the Stock Exchange Ratio shall be appropriately and proportionately adjusted. For purposes of clarification, nothing in the preceding sentence shall be deemed to imply or provide that the Stock Exchange Ratio shall be adjusted by reason or in respect of any change in price or value of a share of Parent Common Stock from and after the date hereof.

(c)    Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares (“Appraisal Shares”) of Company Common Stock that are outstanding immediately before the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Appraisal Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”), shall not be converted into Merger Consideration as provided in Section 2.01(b) (Conversion of Company Common Stock), but rather shall entitle the holder thereof to only those rights provided under Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to receive such rights provided under Section 262 shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into solely the right to receive the Merger Consideration as provided in Section 2.01(b) (Conversion of Company Common Stock). The Company shall deliver prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, and the Company shall give Parent the right to participate in all negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle, compromise or offer to settle or compromise, any such demands, or otherwise agree to do any of the foregoing.

(d)    Capital Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding, and all such shares shall constitute the only issued and outstanding shares of capital stock of the Surviving Corporation immediately following the Effective Time.

Section 2.02    Exchange of Certificates.

(a)    Exchange Agent. Prior to the Effective Time, Parent shall deposit or cause to be deposited in an account (the “Exchange Fund”) established by a bank or trust company designated by the Company and reasonably acceptable to Parent (the “Exchange Agent”), (i) sufficient funds for the payment of the aggregate Cash Consideration, and (ii) evidence of shares of Parent Common Stock in book-entry form representing the aggregate Stock Consideration, for the benefit of the holders of shares of Company Common Stock as of immediately prior to the Effective Time, in each case for exchange in accordance with this Article II, through the Exchange Agent. Parent shall also make available to the Exchange Agent, from time to time as needed, funds sufficient to pay the Cash Consideration for Fractional Shares in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.02(d) (No Fractional Shares of Parent Common Stock). In the event the Exchange Fund shall be insufficient to make any payments of Cash Consideration pursuant to Section 2.01(b) or Cash Consideration for Fractional Shares contemplated by Section 2.02(d), Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount sufficient to make such payments. Funds made available to the Exchange Agent shall be invested by the Exchange Agent, as directed by Parent, in direct short-term obligations of, or direct short-term obligations fully guaranteed as to principal and interest by, the United States of America with maturities of no more than 30 days, pending payment thereof by the Exchange Agent to the holders of shares of Company Common Stock pursuant to Section 2.02(d); provided, however, that no investment of such deposited funds shall relieve Parent, the Surviving Corporation, or the Exchange Agent from promptly making the payments required by Section 2.02(d), and following any losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent in the amount of such losses, which additional funds will be held and disbursed in the same manner as funds initially deposited with the Exchange Agent for payment of the Cash Consideration and Cash Consideration for Fractional Shares to the holders of Company Common Stock and/or Company Options entitled thereto. Parent shall direct the Exchange Agent to hold the Exchange Fund for the benefit of such holders of Company Common Stock and/or Company Options, and to make payments from the Exchange Fund in accordance with this Section 2.02. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to this Article II.

(b)    Exchange Procedures. The Surviving Corporation shall instruct the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time, to each holder of record of Certificates that immediately before the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive Merger Consideration pursuant to Section 2.01(b) (Conversion of Company Common Stock), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for Merger Consideration. Upon surrender of a Certificate for cancelation to the Exchange Agent or to such other agent or agents as may be appointed by the Company, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, in respect of the aggregate number of shares of Company Common Stock represented by such Certificate immediately prior to the Effective Time, (1) a check in the amount of the (A) aggregate Cash Consideration that such holder has the right to receive pursuant to Section 2.01(b) plus (B) aggregate Cash Consideration for Fractional Shares that such holder has the right to receive pursuant to Section 2.02(d) (No Fractional Shares of Parent Common Stock), if any, and (2) the number of shares of Parent Common Stock representing the Stock Consideration (which shall be in uncertificated book-entry form) that such holder has the right to receive pursuant to Section 2.01(b), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer, and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such tax has been fully paid or is not applicable. Subject to the last sentence of Section 2.02(c) (No Further Ownership Rights in Company Common Stock), until surrendered as contemplated by this Section 2.02, each Certificate that immediately prior to the Effective Time represented shares of Company Common Stock shall be deemed from and after the Effective Time to represent only the right to receive the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.01(b) and certain dividends and other distributions under Section 2.02(j) (Distributions with Respect to Unexchanged Shares). No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(c)    No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article II, upon the conversion of shares of Company Common Stock at the Effective Time, shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately before the Effective Time. If, after the Effective Time, any Certificates that immediately prior to the Effective Time represented shares of Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(d)    No Fractional Shares of Parent Common Stock. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.01(b) (Conversion of Company Common Stock), and such fractional share interests shall not entitle the owner thereof to any Parent Common Stock or to vote or to any other rights of a holder of Parent Common Stock. All fractional shares to which a single record holder of Company Common Stock would be otherwise entitled to receive shall be aggregated and calculations shall be rounded to three decimal places. In lieu of any such fractional shares, each holder of Company Common Stock and/or Company Options who would otherwise be entitled to receive such fractional shares shall be entitled to receive an amount in cash, without interest, rounded up to the nearest whole cent (such amount, “Cash Consideration for Fractional Shares”), equal to the product of (i) the amount of the fractional share interest in a share of Parent Common Stock to which such holder would, but for this Section 2.02(d), be entitled under Section 2.01(b), multiplied by (ii) the Parent Stock Value.

As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock and/or Company Options in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of Company Common Stock and/or Company Options entitled to receive such cash subject to and in accordance with the terms hereof.

(e)    Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock and/or Company Options for one year after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation or Parent for payment of its claim for Merger Consideration.

(f)    No Liability. None of Parent, Merger Sub, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered before five years after the Effective Time (or immediately before such earlier date on which Merger Consideration would otherwise escheat to or become the property of any Governmental Entity), any such cash in respect of such Certificate shall, to the extent permitted by Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(g)    Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate any cash that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

(h)    Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by the Surviving Corporation in accordance with Section 2.02(a) (Exchange Agent), on a daily basis. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation.

(i)    Uncertificated Shares. In the case of any outstanding shares of Company Common Stock that are not represented by Certificates, the parties shall make such adjustments to this Section 2.02 as are necessary or appropriate to implement the same purpose and effect that this Section 2.02 has with respect to shares of Company Common Stock that are represented by Certificates.

(j)    Distributions with Respect to Unexchanged Shares. All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and, whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Certificate until such Certificate (or affidavits of loss in lieu of the Certificate as provided in Section 2.02(g)) is surrendered for exchange in accordance with this Article II. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavits of loss in lieu of the Certificate as provided in Section 2.02(g)), there shall be issued and/or paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender, the dividends or other distributions with a record date at or after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date at or after the Effective Time and a payment date subsequent to the time of such surrender.

Section 2.03    Treatment of Company Options, Company Restricted Stock Units and Equity Plans.

(a)    Treatment of Company Options. Prior to the Effective Time, the Parent Board and the Company Board (or, if appropriate, any duly authorized committee thereof) each, as applicable, shall take all corporate actions necessary, including adopting appropriate resolutions and obtaining consents if required, to provide that, at the Effective Time, each outstanding equity award granted under the Company Stock Plan that is an option to purchase shares of Company Common Stock (each, a “Company Option”), whether vested or unvested, shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into an option to purchase shares of Parent Common Stock (an “Adjusted Option”) on the same terms and conditions as were applicable under such Company Option immediately prior to the Effective Time (including vesting terms, conditions and schedules), with the number of shares of Parent Common Stock (rounded down to the nearest whole number of shares) subject to such Adjusted Option equal to the product of (i) the total number of shares of Company Common Stock underlying such Company Option immediately prior to the Effective Time, multiplied by (ii) the Equity Award Exchange Ratio, and with the exercise price applicable to such Adjusted Option to equal the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per share applicable to such Company Option immediately prior to the Effective Time, by (2) the Equity Award Exchange Ratio; provided, that the exercise price and the number of shares of Parent Common Stock underlying the Adjusted Option shall be determined in a manner consistent with the requirements of Section 409A of the Code; and provided, further, that, in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock underlying the corresponding Adjusted Option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code.

(b)    Treatment of Company Restricted Stock Units. Prior to the Effective Time, the Parent Board and the Company Board (or, if appropriate, any duly authorized committee thereof) each, as applicable, shall take all corporate actions necessary, including adopting appropriate resolutions and obtaining consents if required, to provide that, at the Effective Time, each outstanding equity award granted under the Company Stock Plan that is a restricted stock unit with respect to a share of Company Common Stock (each, a “Company Restricted Stock Unit”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a restricted stock unit award with respect to a share of Parent Common Stock, with the same terms and conditions as were applicable under such Company Restricted Stock Unit immediately prior to the Effective Time (including vesting and settlement terms, conditions and schedules), and relating to the number of shares of Parent Common Stock equal to the product of (i) the number of shares of Company Common Stock subject to such Company Restricted Stock Unit immediately prior to the Effective Time, multiplied by (ii) the Equity Award Exchange Ratio, with any fractional shares rounded to the nearest whole number of shares of Parent Common Stock.

(c)    Termination of Company Stock Plan. Prior to the Effective Time, the Company Board (or, if appropriate, any duly authorized committee thereof) shall take all such actions necessary to provide that, as of the Effective Time, the Company Stock Plan shall terminate, and no further Company Options, Company Restricted Stock Units or other rights with respect to shares of Company Common Stock shall be granted thereunder.

(d)    Equity Award Exchange Ratio. For purposes of this Agreement, the “Equity Award Exchange Ratio” shall be equal to the sum of (i) the Stock Exchange Ratio and (ii) the quotient obtained by dividing (x) the Cash Consideration by (y) the Parent Stock Value, rounded to the nearest ten-thousandth.

Section 2.04    Tax Withholding. Notwithstanding anything to the contrary contained in this Agreement, Parent and the Exchange Agent shall be entitled to withhold, from any amounts payable pursuant to this Agreement, such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign Tax Law, or under any other applicable legal requirement, as determined by Parent or the Exchange Agent in good faith. To the extent amounts are withheld in accordance with this Section 2.04, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules of the Company delivered to Parent and Merger Sub prior to the execution of this Agreement (collectively, the “Company Schedules,” and individually, a “Company Schedule”) (but only to the extent that any disclosure in the Company Schedules contains a reference to the Section in this Article III to which such disclosure relates or the Section in this Article III to which such disclosure relates is otherwise reasonably apparent on its face) or in the Filed Company SEC Documents to the extent publicly available at least two Business Days prior to the date of this Agreement (but excluding statements in any “Risk Factors” section that do not constitute statements of fact and any disclosures of risks or other matters included in any “forward-looking statement” disclaimers or other statements that are cautionary, predictive or forward-looking in nature), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.01    Organization, Standing and Power.

(a)    The Company and each of its Subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized. Company Schedule 3.01(a) lists each Significant Company Subsidiary and its jurisdiction of organization. The Company and each Company Subsidiary is duly qualified and in good standing to do business in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties make such qualification necessary, except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Agreement, “Significant Company Subsidiary” means any Company Subsidiary that constitutes a significant Subsidiary within the meaning of Rule 1-02 of Regulation S-X of the SEC.

(b)    The Company has made available to Parent true and complete copies of the Amended and Restated Certificate of Incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the Amended and Restated By-laws of the Company, as amended to the date of this Agreement (as so amended, the “Company By-laws”), and the comparable charter and organizational documents of each Significant Company Subsidiary, in each case as amended to the date of this Agreement.

Section 3.02    Capital Stock of the Company and the Company Subsidiaries.

(a)    The authorized capital stock of the Company consists of 500,000,000 shares of Company Common Stock, 1,000,000 shares of Class B Stock and 50,000,000 shares of Preferred Stock, par value $0.01 per share (the “Company Preferred Stock” and, together with the Company Common Stock and the Class B Stock, the “Company Capital Stock”). At the close of business on March 31, 2017 (the “Reference Date”), (i) 7,958,314 shares of Company Common Stock and no shares of Company Preferred Stock were issued and outstanding, (ii) 146,346 shares of Company Common Stock were held by the Company in its treasury (the “Company Treasury Stock”), (iii) 582,214 Company Restricted Stock Units were outstanding, (iv) 116,652 shares of Company Common Stock were subject to outstanding Company Options, (v) 780,774 additional shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plan, and (vi) 100 shares of Class B Stock were issued and outstanding. Company Schedule 3.02(a)(i) sets forth certain details regarding all outstanding Company Restricted Stock Units and Company Options, including whether or not they are vested and vesting schedules. Company Schedule 3.02(a)(ii) sets forth for each Significant Company Subsidiary the amount of its authorized capital stock or comparable equity interests, the amount of its outstanding capital stock or comparable equity interests and the record and beneficial owners of its outstanding capital stock or comparable equity interests, and there are no other shares of capital stock or comparable equity interests or other equity securities of any Significant Company Subsidiary issued, reserved for issuance or outstanding, in each case as of the date hereof. Except as set forth above, at the close of business on the Reference Date, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. Since the Reference Date to the date of this Agreement, (A) there have been no issuances by the Company of shares of Company Capital Stock or other voting securities of the Company, other than issuances of Company Common Stock pursuant to the exercise of Company Options, and (B) there have been no issuances by the Company of options, warrants, other rights to acquire shares of Company Capital Stock or other rights that give the holder thereof any economic benefit accruing to the holders of any Company Capital Stock. All outstanding shares of Company Capital Stock and all the outstanding shares of capital stock or comparable equity interest of each Company Subsidiary are, and all such shares or interests that may be issued before the Effective Time will be, when issued, duly authorized, validly issued, fully paid and non-assessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Law (including the DGCL), the Company Charter, the Company By-laws, the certificate of incorporation or by-laws (or comparable documents) of any Company Subsidiary or any contract, lease, license, indenture, agreement, commitment or other legally binding arrangement (“Contract”) to which the Company or any Company Subsidiary is a party or otherwise bound. There are no bonds, debentures, notes or other indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of common stock of the Company or any Company Subsidiary may vote (“Voting Company Debt”). Except as contemplated by the Exchange Agreement or as set forth above, as of the date hereof, there are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units or Contracts to which the Company or any Significant Company Subsidiary is a party or by which any of them is bound (x) obligating the Company or any Significant Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other Equity Interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other Equity Interest in, the Company or any Significant Company Subsidiary or any Voting Company Debt, or (y) obligating the Company or any Significant Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security or Contract. As of the date hereof, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock, membership interests, partnership interests, joint venture interests or other Equity Interests of the Company or any Company Subsidiary, other than pursuant to the Exchange Agreement.

(b)    Immediately prior to the Effective Time, after giving effect to the consummation of the Exchange and assuming no other changes to the Company Capital Stock since the Reference Date, 18,368,036 shares of Company Common Stock and no shares of Company Preferred Stock will be issued and outstanding.

(c)    Immediately prior to the Effective Time, after giving effect to the consummation of the Exchange, all the membership interests in UCP LLC shall be held by the Company, such that the Company shall hold all the economic interests, all the voting power, and all the management power, in UCP LLC.

(d)    Company Schedule 3.02(d) sets forth a true and complete list of all capital stock, membership interests, partnership interests, joint venture interests and other Equity Interests with a fair market value as of the date hereof in excess of $500,000 in any Person (other than a Company Subsidiary) owned as of the date hereof, directly or indirectly, by the Company or any Company Subsidiary.

Section 3.03    Authority; Execution and Delivery; Enforceability; State Takeover Statutes.

(a)    The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Voting Agreement, to perform and comply with each of its obligations under this Agreement and the Voting Agreement, and to consummate the Merger and the other Transactions. The execution and delivery by the Company of this Agreement and the Voting Agreement, the performance and compliance by the Company with each of its obligations herein, and the consummation by the Company of the Merger and the other Transactions, have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the adoption of this Agreement pursuant to Section 251 of the DGCL, to receipt of the Company Stockholder Approval. The Company has duly executed and delivered this Agreement and this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting the enforcement of creditors’ rights and remedies, and Laws relating to the availability of specific performance, injunctive relief and similar equitable remedies (collectively, the “Enforceability Exceptions”).

(b)    The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, has duly adopted resolutions (i) approving this Agreement, the Voting Agreement, the Merger and the other Transactions, (ii) determining that the terms of the Merger and the other Transactions are fair to and in the best interests of the Company and its stockholders, (iii) recommending that the Company’s stockholders adopt this Agreement, and (iv) declaring that this Agreement is advisable (the resolutions, actions and determinations referred to in clauses (ii), (iii) and (iv) of this Section 3.03(b) being hereafter referred to as, the “Company Recommendation”), which resolutions have not been withdrawn or modified as of the date hereof. Assuming the accuracy of the representations set forth in Section 4.23 (Ownership of Company Common Stock), the Company Board has taken all necessary action, including adopting the foregoing resolutions and all such other such resolutions necessary, to render inapplicable to Parent and Merger Sub, and to this Agreement, the Voting Agreement, the Exchange Agreement, the Merger and the other Transactions, the limitations on ownership of Company Common Stock set forth in Article XII of the Company Charter and the restrictions on business combinations contained in Section 203 of the DGCL. To the Knowledge of the Company, no other “business combination,” “interested stockholder,” “freeze out,” “control share acquisition,” “fair price,” “supermajority,” “moratorium,” or other anti-takeover Laws (collectively with Section 203 of the DGCL, “Anti-Takeover Laws”), or similar provision in the Company Charter or Company By-laws apply to this Agreement, the Voting Agreement, the Exchange Agreement, the Merger or the other Transactions. Other than with respect to the Confidentiality Agreement and the Standstill Agreements, the Company has not amended, waived, failed to enforce in the case of any counterparty breach or otherwise modified the terms or conditions of any standstill, confidentiality or other similar agreement entered into in connection with the possible sale of, or a business combination or other similar extraordinary corporate transaction involving, the Company and currently in effect to which the Company or any of the Company Subsidiaries is a party.

(c)    The only vote of holders of any class or series of Company Capital Stock necessary to adopt this Agreement under applicable Law, the Company Charter and the Company By-laws is the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding voting power of shares of the Company Capital Stock, with the holders of Company Common Stock and holders of Class B Stock voting together as a single class (the “Company Stockholder Approval”).

Section 3.04    No Conflicts; Consents.

(a)    The execution and delivery by the Company hereof do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, contravene, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation, to a right to challenge the Transactions or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter, the Company By-laws or the comparable charter or organizational documents of any Company Subsidiary, (ii) any Contract or Company Benefit Plan to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound, or (iii) subject to the filings and other matters referred to in Section 3.04(b), any Judgment or Law applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) of this Section 3.04(a), any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. All Contracts, Permits, registrations and licenses necessary to conduct the Company’s and the Company Subsidiaries’ businesses as substantially conducted on the date hereof are in the name of UCP LLC or a direct or indirect wholly owned Subsidiary of UCP LLC, and UCP LLC or such Subsidiary, as applicable, is the principal party thereto, except for those Contracts, Permits, registrations and licenses for which the loss thereof would not reasonably be expected to have a Company Material Adverse Effect.

(b)    No consent, approval, waiver, license, order, permit, franchise, authorization or Judgment (“Consent”) of, or material registration, declaration, notice, report, submission or other filing (“Filing”) with, any government or any arbitrator, tribunal or court of competent jurisdiction, administrative or regulatory agency or commission or other governmental or public authority or instrumentality or subdivision (in each case whether federal, state, local, municipal, foreign, international or multinational) (a “Governmental Entity”) is required to be obtained or made by or with respect to the Company, any Company Subsidiary or any controlled Affiliate of the Company in connection with the execution, delivery and performance hereof or the consummation of the Transactions, other than (i) the filing with the SEC of (A) the Proxy Statement, and (B) such Filings under Sections 13 and 16 of the Exchange Act as may be required in connection with this Agreement, the Voting Agreement, the Exchange Agreement, the Merger and the other Transactions, (ii) such Filings and Consents as may be required under the rules and regulations of the NYSE, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iv) such Filings and Consents as may be required in connection with the Taxes described in Section 6.08 (Certain Tax and Structure Matters), (v) such Filings and Consents as may be required solely by reason of Parent’s (as opposed to any other generic third party acquiror’s) participation in the Transactions and (vi) such other Filings and Consents the failure of which to obtain or make, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 3.05    SEC Documents; Financial Statements; Internal Controls.

(a)    The Company has filed or furnished all reports, schedules, forms, statements and other documents required to be filed by the Company prior to the date hereof with the SEC since December 31, 2014 (the “Relevant Date”) pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act (the “Company SEC Documents”). As of its respective date, or, if amended, as of the date of the last such amendment, each Company SEC Document complied in all material respects, and all documents required to be filed or furnished by the Company with the SEC after the date hereof and prior to the Effective Time (the “Subsequent Company SEC Documents”) will comply in all material respects, with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, subject to the last sentence of Section 3.06 (Information Supplied) with respect to the Proxy Statement, and none of the Company SEC Documents contained, and none of the Subsequent Company SEC Documents will contain, any untrue statement of a material fact or omitted, or will omit, to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, or are to be made, not misleading.

(b)    With respect to each annual report on Form 10-K, each quarterly report on Form 10-Q and each amendment of any such report included in the Company SEC Documents filed since January 1, 2014 or to be included in the Subsequent Company SEC Documents, the chief executive officer and chief financial officer of the Company have made or will make all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained or to be contained in any such certifications are or will be when made complete and correct.

(c)    The consolidated financial statements of the Company included in the Company SEC Documents or to be included in the Subsequent Company SEC Documents, including the notes thereto and all related compilations, reviews and other reports issued by the Company’s accountants with respect thereto (the “Company Financial Statements”), complied at the time it was filed, and will comply at the time it is filed in the Subsequent Company SEC Documents, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Company Financial Statements included in the Company SEC Documents fairly present in all material respects, and the Company Financial Statements included in the Subsequent Company SEC Documents will fairly present in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of the Company (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company Financial Statements, all in accordance with GAAP, subject, in the case of interim Company Financial Statements, to normal year-end adjustments and the absence of notes.

(d)    To the Knowledge of the Company, the Company and the Company Subsidiaries do not have any liabilities or obligations of a nature required by GAAP to be reflected on a consolidated balance sheet of the Company, except (i) as disclosed, reflected or reserved against in the most recent balance sheet prior to the date of this Agreement included in the Company Financial Statements or the notes thereto and (ii) for liabilities and obligations incurred in the Ordinary Course of Business since the date of such balance sheet. This representation shall not be deemed breached as a result of changes in GAAP or in Law after the date hereof. There are no off-balance sheet special purpose entities and financing arrangements of the Company or any Company Subsidiaries required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act that have not been so described in the Company SEC Documents.

(e)    The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(f)    The internal controls over financial reporting of the Company and its Subsidiaries provide reasonable assurance regarding the reliability of the financial reporting of the Company and its Subsidiaries and the preparation of the financial statements of the Company and its Subsidiaries for external purposes in accordance with GAAP.

(g)    The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of the Company or the Company Subsidiaries. The Company has made available to Parent all such disclosures made by management to the Company’s auditors and the audit committee of the Company Board.

(h)    As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any Company SEC Documents. From January 1, 2015 to the date hereof, the Company has not received written notice from the SEC or any other Governmental Entity that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or other Governmental Entity. From January 1, 2015 to the date hereof, the Company’s independent public accounting firm has not informed the Company that it has any material questions, challenges or disagreements regarding or pertaining to the Company’s accounting policies or practices. From January 1, 2015 to the date hereof, to the Knowledge of the Company, no officer or director of the Company has received, or is entitled to receive, any material compensation from any entity that has engaged in or is engaging in any material transaction with the Company or any Company Subsidiary.

(i)    The Company is in compliance, in all material respects, with all rules, regulations and requirements of the Sarbanes-Oxley Act and the SEC.

Section 3.06    Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting, and (b) the S-4 Registration Statement will, at the time the S-4 Registration Statement is filed with the SEC, or at any time it is amended or supplemented or at the time it becomes effective under the

Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing in this Section 3.06, no representation is made by the Company with respect to statements made or incorporated by reference in the Proxy Statement and/or the S-4 Registration Statement based on information supplied by Parent, Merger Sub or any of their representatives expressly (or conspicuously on its face) for inclusion or incorporation by reference in the Proxy Statement and/or the S-4 Registration Statement.

Section 3.07    Absence of Certain Changes or Events. Except as disclosed in the Filed Company SEC Documents, from the date of the most recent financial statements included in the Filed Company SEC Documents prior to the date hereof, there has not occurred any event, change, effect or development that has had, or is likely to have, individually or in the aggregate, a Company Material Adverse Effect. Parent acknowledges that there may have been or may be disruption to the Company’s and the Company Subsidiaries’ business as a result of the intention to sell the Company (and there may be disruption to the Company’s and the Company Subsidiaries’ business as a result of the announcement of the execution of this Agreement and the consummation of the Transactions), and Parent acknowledges that such disruptions do not and shall not constitute a breach of this Section 3.07. From the date of the most recent financial statements included in the Filed Company SEC Documents prior to the date hereof, the business of the Company and the Company Subsidiaries has been conducted in the Ordinary Course of Business (other than in connection with the process to sell the Company).

Section 3.08    Other Assets. The Company or a Company Subsidiary has good and valid title to all the material assets reflected on the most recent financial statements included in the Filed Company SEC Documents prior to the date hereof or thereafter acquired, other than assets disposed of in the Ordinary Course of Business, in each case free and clear of all Liens other than Permitted Liens, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.09    Real Property.

(a)    With respect to the real property owned by the Company or any Company Subsidiary (individually, an “Owned Property”), except for matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect, either the Company or a Company Subsidiary has good and insurable fee title to such Owned Property, in each case free and clear of all Liens other than Permitted Liens and other conditions, covenants, encroachments, easements, restrictions and other encumbrances that do not materially adversely affect the use of the Owned Property by the Company or a Company Subsidiary for residential home building.

(b)    Except for matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (i) each material lease, sublease, license, easement and other agreement under which the Company or any Company Subsidiary uses or occupies or has the right to use or occupy any material real property at which the material operations of the Company and the Company Subsidiaries are conducted (the “Leased Property”; an Owned Property or Leased Property being sometimes referred to herein, individually, as a “Company Property”), is valid, binding and in full force and effect and (ii) the Company or a Company Subsidiary has a good and valid leasehold interest, subject to the terms of any lease, sublease or other agreement applicable thereto, in each parcel of Leased Property, in each case free and clear of all Liens other than Permitted Liens and other conditions, covenants, encroachments, easements, restrictions and other encumbrances that do not adversely affect the use of the Leased Property by the Company or a Company Subsidiary for residential home building.

(c)    The occupancies and uses of the Company Properties, as well as the development, construction, management, maintenance, servicing and operation of the Company Properties, comply in all material respects with all Laws.

(d)    To the Knowledge of the Company, there are no material new (or increases in existing) development fees, impact fees or other fees that will be levied by any Governmental Entity in connection with the development of any Company Property. To the Knowledge of the Company, none of the Company or the Company Subsidiaries has received any notice of any material violation of any ordinance, regulation, law, or statute of any Governmental Entity pertaining to any Company Property.

(e)    None of the Company or the Company Subsidiaries has received any written notice of any condemnation or eminent domain Proceedings relating to any Company Property, or negotiations for the purchase of any Company Property in lieu of condemnation, and no condemnation or eminent domain Proceedings or negotiations have been commenced or threatened in connection with any of the foregoing.

Section 3.10    Intellectual Property.

(a)    Company Schedule 3.10(a) contains a complete list of all registered Company Intellectual Property owned or purported to be owned by the Company or the Company Subsidiaries as of the date hereof that is material to the business of the Company and its Subsidiaries (collectively, “Company Registered IP”). The Company or the Company Subsidiaries owns the Company Registered IP free and clear of all mortgages, pledges, charges, liens, equities, security interests, or other encumbrances other than Permitted Liens or except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    To the Knowledge of the Company, each item of Company Registered IP (i) has been duly registered in, filed in, or issued by the appropriate Governmental Entity where such registration, filing or issuance is necessary for the conduct of the business of the Company and the Company Subsidiaries as presently conducted, and (ii) has been maintained by the Company or the Company Subsidiaries, except for such issuances, registrations or applications that (A) the Company or any of its Subsidiaries has permitted to expire or has canceled or abandoned in its reasonable business judgment, or (B) if not maintained would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    Since the Relevant Date through the date hereof, none of the Company or the Company Subsidiaries has received any written communication from any Person asserting any ownership interest in the Company Intellectual Property.

(d)    To the Knowledge of the Company, there is no material infringement by any Person of any of the Company Intellectual Property in a manner that would have, individually or in the aggregate, a Company Material Adverse Effect.

(e)    To the Knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries as presently conducted does not violate, conflict with, or infringe in any material respect the Intellectual Property of any other Person.

(f)    The Company and the Company Subsidiaries have taken reasonable security measures to protect the confidentiality of the Company Trade Secrets.

(g)    Notwithstanding anything to the contrary contained herein, none of the representations or warranties contained elsewhere in this Article III shall relate to intellectual property matters, which are instead the subject of this Section 3.10 exclusively.

Section 3.11    Information Technology. The software and content forming part of the websites owned and/or operated by the Company or a Company Subsidiary and the software systems, servers and other information technology hardware or communications systems or services used by the Company or any Company Subsidiary (collectively, the “Company IT Systems”) are, to the Knowledge of the Company, owned exclusively by or are licensed or leased to the Company or a Company Subsidiary, as applicable. All Company IT Systems are in good working condition to perform, in all material respects, all information technology operations necessary to conduct the business of the Company and the Company Subsidiaries as presently conducted.

Section 3.12    Contracts.

(a)    Company Schedule 3.12(a) sets forth a list of each Company Contract that has not been filed as an exhibit to a Company SEC Document. “Company Contracts” means the following Contracts to which the Company or any Company Subsidiary is a party:

(i)    any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act) required to be filed as an exhibit to a Company SEC Document;

(ii)    any collective bargaining Contract with any labor organization, union or association, except for terms of employment required by Law;

(iii)    any change in control, retention, separation or other similar Contract with any officer or employee that may result in material liabilities to the Company, any Company Subsidiary and/or Parent (as a result of or in connection with the Merger or any of the other Transactions);

(iv)    any Contract or covenant not to compete (other than pursuant to any radius restriction contained in any lease, reciprocal easement or development, construction, operating or similar Contract);

(v)    any Contract with any Affiliate of the Company (other than a Company Subsidiary) that will continue in effect after the Closing;

(vi)    any Contract under which the Company or a Company Subsidiary has borrowed any money from any Person (other than the Company or a Company Subsidiary) or any other note, bond, debenture, guarantee or other evidence of indebtedness for borrowed money of the Company or a Company Subsidiary (other than in favor of the Company or a Company Subsidiary) in any such case that, individually, is in excess of $1,000,000;

(vii)    any Contract or any form of Contract providing for indemnification by the Company or a Company Subsidiary of any current or former employee of the Company or any Company Subsidiary;

(viii)    any Contract under which a claim for indemnification has been made by any Person prior to the date hereof;

(ix)    any Contract involving payment by the Company or a Company Subsidiary of more than $500,000 (unless terminable without payment of a material penalty upon no more than 60 days’ notice), other than vendor agreements entered in the Ordinary Course of Business and Contracts for borrowed money not otherwise required to be disclosed pursuant to clause (vi) of this Section 3.12(a);

(x)    any Contract for the sale or purchase of any land asset of the Company or a Company Subsidiary with a purchase price in excess of $1,000,000 (other than home sales in the Ordinary Course of Business); or

(xi)    any Contract for any material joint venture, partnership or similar arrangement.

(b)    To the Knowledge of the Company, all Company Contracts are valid, binding and in full force and effect and are enforceable by the Company or the applicable Company Subsidiary in accordance with their respective terms, except as limited by Laws affecting the enforcement of creditors’ rights generally or by general equitable principles. To the Knowledge of the Company, the Company or the applicable Company Subsidiary has performed all material obligations required to be performed by it since the Relevant Date to the date hereof under the Company Contracts, and it is not (with or without notice or lapse of time, or both) in breach or default in any material respect thereunder and, to the Knowledge of the Company, no other party to any Company Contract is (with or without notice or lapse of time, or both) in breach or default in any material respect thereunder. To the Knowledge of the Company, since the Relevant Date through the date hereof, (i) none of the Company and the Company Subsidiaries has received written notice of any material breach of any Company Contract and (ii) none of the Company and the Company Subsidiaries has received any written notice of the intention of any party to terminate any Company Contract. True and complete copies of all Company Contracts not filed as an exhibit to a Company SEC Document have been made available to Parent.

Section 3.13    Permits. The Company and each Company Subsidiary is in possession, and in material compliance with the terms, of all certificates, licenses, permits, franchises, registrations, authorizations, consents and approvals (“Permits”) of each Governmental Entity necessary for the conduct of the business of the Company and the Company Subsidiaries as presently conducted, all such Permits are in full force and effect, and the Company is not in default thereunder and has not received notice of any pending or threatened revocation, modification or suspension thereof, the loss of which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.14    Insurance. All insurance policies maintained with respect to the Company and the Company Subsidiaries, their respective assets and properties (including all Owned Properties and Leased Properties), and their directors, officers and employees are in full force and effect, and none of the Company or the Company Subsidiaries is in default thereunder, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date), and, except in connection with ordinary renewals, no written notice of cancellation, suspension, denial, limitation of coverage, or termination has been received or threatened with respect to any such policy.

Section 3.15    Taxes.

(a)    The Company and each Company Subsidiary has timely filed, or has caused to be timely filed on its behalf, all material Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate in all material respects. All Taxes shown to be due on such Tax Returns, or material Taxes otherwise owed, have been timely paid.

(b)    All material assessments for Taxes due with respect to any completed and settled examinations or any concluded litigation have been fully paid. No deficiency or proposed adjustment with respect to Taxes has been proposed, asserted or assessed in writing against the Company or any Company Subsidiary which has not been fully paid or adequately reserved in the Company Financial Statements, in accordance with GAAP.

(c)    Each of the Company and the Company Subsidiaries has withheld, collected and paid over to the appropriate Governmental Entity all material Taxes required by Law to be withheld or collected.

(d)    There are no material Liens for Taxes (other than Permitted Liens) on the assets of the Company or any Company Subsidiary. Other than as set forth in Company Schedule 3.15, none of the Company or the Company Subsidiaries is a party to any Tax allocation, Tax indemnity, or Tax sharing agreement. No written claim has been made by a Governmental Entity in any jurisdiction where the Company or a Company Subsidiary does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(e)    Except for any group of which the Company is the common parent, none of the Company or the Company Subsidiaries is or has been (i) a member of an affiliated group within the meaning of Section 1504(a) of the Code (or any similar group defined under a similar provision of state, local, or foreign Law), (ii) filing a consolidated U.S. federal income Tax Return with any other Person, or (iii) liable for the Taxes of any Person (other than the Company or Company Subsidiary) under Treasury Regulation Section 1.1502-6 or any analogous or similar provision of Law, or as a transferee or successor, by Contract, or otherwise.

(f)    None of the Company or the Company Subsidiaries has been notified in writing that it is currently under audit by any Governmental Entity or that any Governmental Entity intends to conduct such an audit, and no material action, suit, investigation, claim, assessment, administrative or other court proceeding is pending or, to the Knowledge of the Company, proposed with respect to any alleged deficiency in Taxes.

(g)    None of the Company or the Company Subsidiaries has waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to any material Taxes.

(h)    None of the Company or the Company Subsidiaries has distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code within the last five (5) years, and none of the Company Capital Stock or the capital stock of, or equity interests in, any Company Subsidiary has been distributed in a transaction satisfying the requirements of Section 355 of the Code within the last five (5) years.

(i)    None of the Company or the Company’s Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or non-U.S. Law) executed on or prior to the Closing Date, (iv) installment sale or open transaction entered into on or prior to the Closing Date, (v) prepaid amounts (including for the avoidance of doubt deferred revenue) received on or prior to the Closing Date, or (vi) election under Code Section 108(i).

(j)    None of the Company or the Company Subsidiaries is or has been a party to any “listed transaction,” as defined in Code Section 6707A(c)(2) and Treasury Regulation Section 1.6011-4(b).

(k)    Each of the Company Subsidiaries, other than UCP LLC, has been, since its formation, treated as a disregarded entity for federal and where applicable, state, income Tax purposes as defined in Treasury Regulation Section 301.7701-3(b).

(l)    Apart from any regular and normal dividend, the Company has not paid any dividend in anticipation of, or to facilitate the Merger, or as bargained-for consideration in the Merger or any similar transaction involving the combination of the parties.

(m)    None of the Company or the Company Subsidiaries has taken any action or knows of any fact, Contract, plan or other circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”).

(n)    Notwithstanding anything to the contrary contained herein, none of the representations and warranties contained elsewhere in this Article III shall relate to Tax matters, which are instead the subject of this Section 3.15 and Section 3.19 exclusively.

Section 3.16    Proceedings. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of the Company threatened, against the Company, any Company Subsidiary, any Owned Property or any Leased Property, nor is there any Judgment outstanding against the Company, any Company Subsidiary, any Owned Property or any Leased Property, that (a) seeks or imposes any material injunctive or other equitable relief, (b) relates to any of the Transactions, or (c) would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.17    Compliance with Laws. The Company and the Company Subsidiaries are in compliance with all Laws and Judgments applicable to the Company or any Company Subsidiary, except for such noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. None of the Company or the Company Subsidiaries has received any written communication during the two years before the date hereof from a Governmental Entity that alleges that the Company or a Company Subsidiary is not in compliance in any material respect with any Law. Neither the Company nor any Significant Company Subsidiary, nor, to the Knowledge of the Company, any of their respective directors, officers, employees or agents or any other Person authorized to act, and acting, on behalf of the Company or any Significant Company Subsidiary has, directly or indirectly, in connection with the business activities of the Company used any corporate funds for unlawful contributions, gifts, entertainment, or other unlawful expenses relating to political activity to or for the benefit of any government official, candidate for public office, political party or political campaign, for the purpose of (A) influencing any act or decision of such government official, candidate, party or campaign, (B) inducing such government official, candidate, party or campaign to do or omit to do any act in violation of a lawful duty, (C) obtaining or retaining business for or with any Person, (D) expediting or securing the performance of official acts of a routine nature or (E) otherwise securing any improper advantage, in each case in violation of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq.

Section 3.18    Environmental Matters.

(a)    Each of the Company and the Company Subsidiaries is, and, except with respect to matters that have been fully resolved, has been since July 18, 2013, in compliance in all material respects with all Environmental Laws applicable to their respective operations as currently conducted (including possessing and complying with any required Environmental Permits), and, as of the date hereof, there are no administrative or judicial proceedings pending against the Company or any Company Subsidiary that allege, and, none of the Company or the Company Subsidiaries has received any written communication during the past two years from a Governmental Entity that alleges, that the Company or a Company Subsidiary is not in compliance with or is liable or potentially liable under any Environmental Law, except for any such noncompliance, proceedings or written communications that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each required Environmental Permit is valid and in effect or has been timely re-applied for, except for the lack of such Environmental Permits that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)    As of the date hereof, none of the Company or the Company Subsidiaries has received any written notice, demand, request for information, or claim alleging liability on the part of the Company or any Company Subsidiary as a result of a Release of Hazardous Materials.

(c)    None of the Company or the Company Subsidiaries has received any written notice or request for information with respect to any Offsite Facility regarding potential or actual liability for cleanup or environmental remediation thereof for which the potential or actual liability of the Company or Company Subsidiary remains unresolved.

(d)    Notwithstanding any other provision of this Agreement to the contrary, the representations and warranties made in this Section 3.18 and Section 3.05 (SEC Documents; Financial Statements; Internal Controls) are the sole and exclusive representations and warranties made by the Company in this Agreement with respect to Hazardous Materials, Environmental Laws, Environmental Permits and any other matter related to the environment or the protection of human health or worker safety.

Section 3.19    Employee Benefits.

(a)    Company Schedule 3.19(a) sets forth a list of all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974 (“ERISA”)) (“Company Pension Plans”), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other material bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical and other plans, arrangements or understandings (collectively, “Company Benefit Plans”) maintained, or contributed to, by the Company or any Company ERISA Affiliate for the benefit of any current or former employees, directors, and/or independent contractors of the Company or any Company Subsidiary. The Company has made available to Parent copies of (i) the most recent version of each Company Benefit Plan and any amendments made thereto, (ii) the three most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each Company Benefit Plan or equivalent filing in any relevant jurisdiction (if any such report was required) and all attachments thereto, (iii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required; (iv) each trust agreement and group annuity contract relating to any

Company Benefit Plan; (v) the nondiscrimination testing results for the last three plan years for each Company Benefit Plan that is subject to nondiscrimination testing under ERISA and/or the Code; and (vi) the most recent Internal Revenue Service favorable determination or opinion letter for each such Company Benefit Plan that is intended to qualify under Section 401(a) of the Code.

(b)    With respect to each Company Benefit Plan: (i) each has been administered in compliance, in all material respects, with its terms and with applicable Laws including, without limitation, ERISA and the Code; (ii) no actions, suits, claims, audits, inquiries, reviews, proceedings, claims, or demands are pending or to the Knowledge of the Company, threatened; (ii) all premiums, contributions, or other payments required to have been made by Law or under the terms of any Company Benefit Plan or any contract or agreement relating thereto as of the Closing Date have been made; and (iv) there have been no acts or omissions by the Company or any Company ERISA Affiliate that have given or could give rise to any fines, penalties, taxes or related charges under Sections 502 or 4071 of ERISA or Section 511 or Chapter 43 of the Code, or under any other applicable Law.

(c)    With respect to the United States of America, all Company Pension Plans have been the subject of determination or opinion letters from the Internal Revenue Service to the effect that such Company Pension Plans are qualified and exempt from U.S. federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the Knowledge of the Company, has revocation been threatened.

(d)    None of the Company, any Company Subsidiary, any officer of the Company or any Company Subsidiary or any of the Company Benefit Plans that are subject to ERISA, including the Company Pension Plans, any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(e)    No Company Benefit Plan is, and none of the Company or any Company ERISA Affiliate contributes to, is required to contribute to, or otherwise participates in or in any way has any material liability, directly or indirectly, with respect to (i) any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, (ii) any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code), (iii) any single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) that is subject to Sections 4063, 4064 or 4069 of ERISA or Section 413(c) of the Code, that covers or has covered any employee of the Company or any Company ERISA Affiliate; or (iv) any plan or arrangement that provides for post-employment medical benefits (other than health continuation coverage required by Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA or otherwise as required by Law.

(f)    Other than payments that may be made to the Persons listed in Company Schedule 3.19(f), any amount that could be received (whether in cash or property or the vesting of property) as a result, directly or indirectly, of the Merger or any other Transaction by any employee, officer or director of the Company or any of its Affiliates who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Company Benefit Plan currently in effect would not reasonably expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g)    Other than as set forth in Company Schedule 3.19(g), the execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not (i) entitle any employee, officer or director of the Company or any Company Subsidiary to severance pay, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan or (iii) result in any breach or violation of, or a default under, any Company Benefit Plan.

Section 3.20    Labor. As of the date hereof, no employee of the Company or any of the Company Subsidiaries is represented by any union or covered by any collective bargaining agreement. As of the date hereof, no labor organization or group of employees of the Company or any of the Company Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations Governmental Entity.

Section 3.21    Affiliate Transactions.

(a)    Since January 1, 2014, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of Company Subsidiary was or is to be a party that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that has not been so disclosed.

(b)    There are no loans by the Company or any Company Subsidiary to any officer of the Company or any officer of any Company Subsidiary outstanding as of the date hereof.

Section 3.22    Brokers; Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Citigroup Global Markets Inc. (the “Company Financial Advisor”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company. The Company has furnished to Parent a true and complete copy of any Contract between the Company and the Company Financial Advisor pursuant to which the Company Financial Advisor could be entitled to any payment(s) from the Company or any Company Subsidiary (or any successor to the Company) relating to the Transactions.

Section 3.23    Opinion of Financial Advisor. The Company Board has received the opinion of the Company Financial Advisor, dated the date of this Agreement, to the effect that, as of such date and subject to the qualifications and assumptions set forth therein, the Merger Consideration to be received in the Merger by holders of Company Common Stock (other than holders that enter into the Voting Agreement and their Affiliates) is fair, from a financial point of view, to such holders, and such opinion, as of the date of this Agreement, has not been modified or withdrawn. Promptly after receipt by the Company of the Company Financial Advisor’s written confirmation of its opinion and, in any event, not until after the execution of this Agreement, the Company shall deliver to Parent a true and complete signed copy of such opinion solely for Parent’s informational purposes and on a non-reliance basis.

Section 3.24    Ownership of Parent Common Stock. None of the Company or any of its “affiliates” or “associates” is, or at any time during the three-year period ending on the date hereof has been, an “interested stockholder” of Parent, in each case as defined in Section 203 of the DGCL. The Company does not beneficially own (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will not at any time prior to the Closing Date beneficially own, any shares of Parent Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Parent Common Stock or any securities of any Parent Subsidiary, or is a party, or will at any time prior to the Closing Date become a party, to any Contract, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any shares of Parent Common Stock or other securities convertible into, or exchangeable or exercisable for, shares of Parent Common Stock or any securities of any Parent Subsidiary.

Section 3.25    No Additional Representations; Extrinsic Non-Reliance. The Company acknowledges that it and its Representatives have been permitted full and complete access to the books and records, facilities, equipment, Tax returns, Contracts, insurance policies (or summaries thereof) and other properties and assets of

Parent and the Parent Subsidiaries that it and its Representatives have desired or requested to see or review, and that it and its Representatives have had a full opportunity to meet with the officers and employees of the Parent and the Parent Subsidiaries to discuss the business of Parent and the Parent Subsidiaries. The Company acknowledges that (a) neither Parent nor any other Person has made any representation or warranty, express or implied, as to Parent or any Parent Subsidiary or the accuracy or completeness of any information regarding the Parent and the Parent Subsidiaries furnished or made available to the Company and its Representatives, except as expressly set forth in this Agreement, (b) the Company has not relied on and hereby waives any reliance on any representation or warranty from Parent, any Parent Subsidiary or any other Person in determining to enter into this Agreement, except those representations and warranties expressly set forth in this Agreement, and (c) no Person shall have or be subject to any liability to the Company or any other Person resulting from the distribution to the Company, or the Company’s use, of any such information, including any information, documents or material made available to the Company in any physical or electronic “data rooms,” management presentations or in any other form in expectation of the Transactions. Without limiting the generality of the foregoing, the Company acknowledges that neither Parent nor any other Person has made any representation or warranty, express or implied, as to the financial projections, forecasts, capital budgets, cost estimates and other predictions relating to Parent and the Parent Subsidiaries made available to the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure schedules of Parent delivered to the Company prior to the execution of this Agreement (collectively, the “Parent Schedules,” and individually, a “Parent Schedule”) (but only to the extent that any disclosure in the Parent Schedules contains a reference to the Section in this Article IV to which such disclosure relates or the Section in this Article IV to which such disclosure relates is otherwise reasonably apparent on its face) or in the Filed Parent SEC Documents to the extent publicly available at least two Business Days prior to the date of this Agreement (but excluding statements in any “Risk Factors” section that do not constitute statements of fact and any disclosures of risks or other matters included in any “forward-looking statement” disclaimers or other statements that are cautionary, predictive or forward-looking in nature), Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

Section 4.01    Organization, Standing and Power.

(a)    Parent and each of its Subsidiaries, including Merger Sub (the “Parent Subsidiaries”), is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized. Parent Schedule 4.01(a) lists each Significant Parent Subsidiary and its jurisdiction of organization. Parent, Merger Sub and each Significant Parent Subsidiary is duly qualified and in good standing to do business in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties make such qualification necessary, except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. For purposes of this Agreement, “Significant Parent Subsidiary” means any Parent Subsidiary that constitutes a significant Subsidiary within the meaning of Rule 1-02 of Regulation S-X of the SEC.

(b)    Parent has made available to the Company true and complete copies of the organizational documents of Parent, as amended to the date of this Agreement (as so amended, the “Parent Charter”), and the by-laws of Parent, as amended to the date of this Agreement (as so amended, the “Parent By-laws”), and the comparable charter and organizational documents of each Significant Parent Subsidiary, in each case as amended to the date of this Agreement.

Section 4.02    Capital Stock of Parent and the Parent Subsidiaries.

(a)    The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock, and 50,000,000 shares of Preferred Stock, par value $0.01 per share (the “Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on the Reference Date, (i) 22,291,203 shares of Parent Common Stock and no shares of Parent Preferred Stock were issued and outstanding, (ii) no shares of Parent Common Stock were held by Parent in its treasury, (iii) 221,972 shares of Parent Restricted Stock were outstanding, (iv) 533,183 Parent Restricted Stock Units were outstanding, (v) no shares of Parent Common Stock were subject to outstanding Parent Options, and (vi) 546,629 additional shares of Parent Common Stock were reserved for issuance pursuant to the Parent Stock Plan. Parent Schedule 4.02(a)(i) sets forth certain details regarding all outstanding Parent Restricted Stock and Parent Restricted Stock Units, including whether or not they are vested and vesting schedules. Parent Schedule 4.02(a)(ii) sets forth for each Significant Parent Subsidiary the amount of its authorized capital stock or comparable equity interests, the amount of its outstanding capital stock or comparable equity interests and the record and beneficial owners of its outstanding capital stock or comparable equity interests, and there are no other shares of capital stock or comparable equity interests or other equity securities of any Significant Parent Subsidiary issued, reserved for issuance or outstanding, in each case as of the date hereof. Except as set forth above, at the close of business on the Reference Date, no shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. Since the Reference Date to the date of this Agreement, (x) there have been no issuances by Parent of shares of Parent Capital Stock or other voting securities of Parent, other than issuances of Parent Common Stock under its at-the-market offering program, and (y) there have been no issuances by Parent of options, warrants, other rights to acquire shares of Parent Capital Stock or other rights that give the holder thereof any economic benefit accruing to the holders of any Parent Capital Stock. All outstanding shares of Parent Capital Stock and all the outstanding shares of capital stock or comparable equity interests of each Parent Subsidiary are, and all such shares or interests that may be issued before the Effective Time will be, when issued, duly authorized, validly issued, fully paid and non-assessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Law (including the DGCL), the Parent Charter, the Parent By-laws, the certificate of incorporation or by-laws (or comparable documents) of any Parent Subsidiary or any Contract to which Parent or any Parent Subsidiary is a party or otherwise bound. There are no bonds, debentures, notes or other indebtedness of Parent or any Parent Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of common stock of Parent or any Parent Subsidiary may vote (“Voting Parent Debt”). As of the date hereof, there are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units or Contracts to which Parent or any Significant Parent Subsidiary is a party or by which any of them is bound (i) obligating Parent or any Significant Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other Equity Interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other Equity Interest in, Parent or of any Significant Parent Subsidiary or any Voting Parent Debt or (ii) obligating Parent or any Significant Parent Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security or Contract. As of the date hereof, there are no outstanding contractual obligations of Parent or any Parent Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock, membership interests, partnership interests, joint venture interests or other Equity Interests of Parent or any Parent Subsidiary.

(b)    Parent Schedule 4.02(b) sets forth a true and complete list of all capital stock, membership interests, partnership interests, joint venture interests and other Equity Interests with a fair market value as of the date hereof in excess of $500,000 in any Person (other than a Parent Subsidiary) owned as of the date hereof, directly or indirectly, by Parent or any Parent Subsidiary.

Section 4.03    Authority; Execution and Delivery; Enforceability; State Takeover Statutes.

(a)    Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the Voting Agreement, to perform and comply with each of its obligations under this Agreement and the Voting Agreement, and to consummate the Merger and the other Transactions. The execution and delivery by each of Parent and Merger Sub of this Agreement and the Voting Agreement, the performance and compliance by Parent and Merger Sub with its obligations herein and therein, and the consummation by

Parent and Merger Sub of the Merger and the other Transactions, have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

(b)    The Board of Directors of Merger Sub, at a meeting duly called and duly held, duly and unanimously adopted resolutions (i) approving this Agreement, the Merger and the other Transactions, (ii) determining that the terms of the Merger and the other Transactions are fair to and in the best interests of Merger Sub and Parent, (iii) recommending that Parent adopt this Agreement, and (iv) declaring that this Agreement is advisable.

(c)    The Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held, has duly adopted resolutions (i) approving this Agreement, the Merger and the other Transactions, (ii) determining that the terms of the Merger and the other Transactions are fair to and in the best interests of Parent and its stockholders, and (iii) declaring that this Agreement is advisable, which resolutions have not been withdrawn or modified, after which Parent, in its capacity as sole stockholder of Merger Sub, duly delivered a written consent adopting this Agreement.

Section 4.04    No Conflicts; Consents.

(a)    The execution and delivery by each of Parent and Merger Sub hereof do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, contravene, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation, to a right to challenge the Transactions or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any Parent Subsidiary under, any provision of (i) the Parent Charter, the Parent By-laws or the comparable charter or organizational documents of any Parent Subsidiary, (ii) any Contract or Benefit Plan to which Parent or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.04(b), any Judgment or Law applicable to Parent or any Parent Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) of this Section 4.04(a), any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)    No Consent of, or material Filing with, any Governmental Entity is required to be obtained or made by or with respect to Parent or any Parent Subsidiary in connection with the execution, delivery and performance hereof or the consummation of the Transactions or the ownership by Parent of the Surviving Corporation following the Closing, other than (i) the filing with the SEC of (A) the Proxy Statement, (B) the S-4 Registration Statement, and (C) such Filings under Sections 13 and 16 of the Exchange Act as may be required in connection with this Agreement, the Voting Agreement, the Merger and the other Transactions, (ii) such Filings and Consents as may be required under the rules and regulations of the NYSE, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iv) such Filings and Consents as may be required in connection with the Taxes described in Section 6.08 (Certain Tax and Structure Matters), (v) such Filings and Consents as may be required solely by reason of the Company’s (as opposed to any other third party’s) participation in the Transactions, and (vi) such other Filings and Consents the failure of which to obtain or make, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.05    SEC Documents; Financial Statements; Internal Controls.

(a)    Parent has filed or furnished all reports, schedules, forms, statements and other documents required to be filed by Parent prior to the date hereof with the SEC since the Relevant Date pursuant to Sections 13(a), 14(a)

and 15(d) of the Exchange Act (the “Parent SEC Documents”). As of its respective date, or, if amended, as of the date of the last such amendment, each Parent SEC Document complied in all material respects, and all documents required to be filed or furnished by Parent with the SEC after the date hereof and prior to the Effective Time (the “Subsequent Parent SEC Documents”) will comply in all material respects, with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document, subject to the last sentence of Section 4.06 (Information Supplied) with respect to the S-4 Registration Statement, and none of the Parent SEC Documents contained, and none of the Subsequent Parent SEC Documents will contain, any untrue statement of a material fact or omitted, or will omit, to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, or are to be made, not misleading.

(b)    With respect to each annual report on Form 10-K, each quarterly report on Form 10-Q and each amendment of any such report included in the Parent SEC Documents filed since July 1, 2014 or to be included in the Subsequent Parent SEC Documents, the chief executive officer and chief financial officer of Parent have made or will make all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained or to be contained in any such certifications are or will be when made complete and correct.

(c)    The consolidated financial statements of Parent included in the Parent SEC Documents or to be included in the Subsequent Parent SEC Documents, including the notes thereto and all related compilations, reviews and other reports issued by Parent’s accountants with respect thereto (the “Parent Financial Statements”), complied at the time it was filed, and will comply at the time it is filed in the Subsequent Company SEC Documents, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Parent Financial Statements included in the Parent SEC Documents fairly present in all material respects, and the Parent Financial Statements to be included in the Subsequent Parent SEC Documents will fairly present in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of Parent (on a consolidated basis) as of the respective dates of and for the periods referred to in the Parent Financial Statements, all in accordance with GAAP, subject, in the case of interim Parent Financial Statements, to normal year-end adjustments and the absence of notes.

(d)    To the Knowledge of Parent, Parent and the Parent Subsidiaries do not have any liabilities or obligations of a nature required by GAAP to be reflected on a consolidated balance sheet of Parent, except (i) as disclosed, reflected or reserved against in the most recent balance sheet prior to the date of this Agreement included in the Parent Financial Statements or the notes thereto and (ii) for liabilities and obligations incurred in the Ordinary Course of Business since the date of such balance sheet. This representation shall not be deemed breached as a result of changes in GAAP or in Law after the date hereof. There are no off-balance sheet special purpose entities and financing arrangements of Parent or any Parent Subsidiaries required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act that have not been so described in the Parent SEC Documents.

(e)    Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(f)    The internal controls over financial reporting of Parent and its Subsidiaries provide reasonable assurance regarding the reliability of the financial reporting of Parent and its Subsidiaries and the preparation of the financial statements of Parent and its Subsidiaries for external purposes in accordance with GAAP.

(g)    Parent has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s auditors and the audit committee of the Parent Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of Parent or the Parent Subsidiaries. Parent has made available to the Company all such disclosures made by management to Parent’s auditors and audit committee of its Board of Directors.

(h)    As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any Parent SEC Documents. From January 1, 2015 to the date hereof, Parent has not received written notice from the SEC or any other Governmental Entity that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or other Governmental Entity. From January 1, 2015 to the date hereof, Parent’s independent public accounting firm has not informed Parent that it has any material questions, challenges or disagreements regarding or pertaining to Parent’s accounting policies or practices. From January 1, 2015 to the date hereof, to the Knowledge of Parent, no officer or director of Parent has received, or is entitled to receive, any material compensation from any entity that has engaged in or is engaging in any material transaction with Parent or any Parent Subsidiary.

(i)    The Company is in compliance, in all material respects, with all rules, regulations and requirements of the Sarbanes-Oxley Act and the SEC.

Section 4.06    Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in (a) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, and (b) the S-4 Registration Statement will, at the time the S-4 Registration Statement is filed with the SEC, or at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, and the S-4 Registration Statement will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder. Notwithstanding the foregoing in this Section 4.06, no representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference in the Proxy Statement and/or the S-4 Registration Statement based on information supplied by the Company or any of its representatives expressly (or conspicuously on its face) for inclusion or incorporation by reference in the Proxy Statement and/or the S-4 Registration Statement.

Section 4.07    Absence of Certain Changes or Events. Except as disclosed in the Filed Parent SEC Documents, from the date of the most recent financial statements included in the Filed Parent SEC Documents to the date hereof, there has not occurred any event, change, effect or development that has had, or is likely to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent acknowledges that there may have been or may be disruption to Parent’s and the Parent Subsidiaries’ business as a result of the intention to buy the Company, and the Company acknowledges that such disruptions do not and shall not constitute a breach of this Section 4.07. From the date of the most recent financial statements included in the Filed Parent SEC Documents to the date hereof, the business of Parent and the Parent Subsidiaries has been conducted in the Ordinary Course of Business.

Section 4.08    Other Assets. Parent or a Parent Subsidiary has good and valid title to all the material assets reflected on the most recent financial statements included in the Filed Parent SEC Documents prior to the date hereof or thereafter acquired, other than assets disposed of in the Ordinary Course of Business, in each case free and clear of all Liens other than Permitted Liens, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.09    Real Property.

(a)    With respect to the real property owned by Parent or any Parent Subsidiary (individually, an “Parent Owned Property”), except for matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, either Parent or a Parent Subsidiary has good and insurable fee title to such Parent Owned Property, in each case free and clear of all Liens other than Permitted Liens and other conditions, covenants, encroachments, easements, restrictions and other encumbrances that do not materially adversely affect the use of the Parent Owned Property by Parent or a Parent Subsidiary for residential home building.

(b)    Except for matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, (i) each material lease, sublease, license, easement and other agreement under which Parent or any Parent Subsidiary uses or occupies or has the right to use or occupy any material real property at which the material operations of Parent and the Parent Subsidiaries are conducted (the “Parent Leased Property”; an Parent Owned Property or Parent Leased Property being sometimes referred to herein, individually, as a “Parent Property”), is valid, binding and in full force and effect and (ii) Parent or a Parent Subsidiary has a good and valid leasehold interest, subject to the terms of any lease, sublease or other agreement applicable thereto, in each parcel of Parent Leased Property, in each case free and clear of all Liens other than Permitted Liens and other conditions, covenants, encroachments, easements, restrictions and other encumbrances that do not adversely affect the use of the Parent Leased Property by Parent or a Parent Subsidiary for residential home building.

(c)    The occupancies and uses of the Parent Properties, as well as the development, construction, management, maintenance, servicing and operation of the Parent Properties, comply in all material respects with all Laws.

(d)    To the Knowledge of Parent, there are no material new (or increases in existing) development fees, impact fees or other fees that will be levied by any Governmental Entity in connection with the development of any Parent Property. To the Knowledge of Parent, none of Parent or the Parent Subsidiaries has received any notice of any material violation of any ordinance, regulation, law, or statute of any Governmental Entity pertaining to any Parent Property.

(e)    None of Parent or the Parent Subsidiaries has received any written notice of any condemnation or eminent domain Proceedings relating to any Parent Property, or negotiations for the purchase of any Parent Property in lieu of condemnation, and no condemnation or eminent domain Proceedings or negotiations have been commenced or threatened in connection with any of the foregoing.

Section 4.10    Intellectual Property.

(a)    Parent Schedule 4.10(a) contains a complete list of all registered Parent Intellectual Property owned or purported to be owned by Parent or the Parent Subsidiaries as of the date hereof that is material to the business of Parent and its Subsidiaries (collectively, “Parent Registered IP”). Parent or the Parent Subsidiaries owns the Parent Registered IP free and clear of all mortgages, pledges, charges, liens, equities, security interests, or other encumbrances other than Permitted Liens or except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)    To the Knowledge of Parent, each item of Parent Registered IP (i) has been duly registered in, filed in, or issued by the appropriate Governmental Entity where such registration, filing or issuance is necessary for the conduct of the business of Parent and the Parent Subsidiaries as presently conducted, and (ii) has been maintained by Parent or the Parent Subsidiaries, except for such issuances, registrations or applications that (1) Parent or any of its Subsidiaries has permitted to expire or has canceled or abandoned in its reasonable business judgment, or (2) if not maintained would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)    Since the Relevant Date through the date hereof, none of Parent or the Parent Subsidiaries has received any written communication from any Person asserting any ownership interest in the Parent Intellectual Property.

(d)    To the Knowledge of Parent, there is no material infringement by any Person of any of the Parent Intellectual Property in a manner that would have, individually or in the aggregate, a Parent Material Adverse Effect.

(e)    To the Knowledge of Parent, the conduct of the business of Parent and the Parent Subsidiaries as presently conducted does not violate, conflict with, or infringe in any material respect the Intellectual Property of any other Person.

(f)    Parent and the Parent Subsidiaries have taken reasonable security measures to protect the confidentiality of the Parent Trade Secrets.

(g)    Notwithstanding anything to the contrary contained herein, none of the representations or warranties contained elsewhere in this Article IV shall relate to intellectual property matters, which are instead the subject of this Section 4.10 exclusively.

Section 4.11    Information Technology. The software and content forming part of the websites owned and/or operated by Parent or a Parent Subsidiary and the software systems, servers and other information technology hardware or communications systems or services used by Parent or any Parent Subsidiary (collectively, the “Parent IT Systems”) are, to the Knowledge of Parent, owned exclusively by or are licensed or leased to Parent or a Parent Subsidiary, as applicable. All Parent IT Systems are in good working condition to perform, in all material respects, all information technology operations necessary to conduct the business of Parent and the Parent Subsidiaries as presently conducted.

Section 4.12    Contracts.

(a)    Parent Schedule 4.12(a) sets forth a list of each Parent Contract that has not been filed as an exhibit to a Parent SEC Document. “Parent Contracts” means the following Contracts to which Parent or any Parent Subsidiary is a party:

(i)    any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act) required to be filed as an exhibit to a Parent SEC Document;

(ii)    any collective bargaining Contract with any labor organization, union or association, except for terms of employment required by Law;

(iii)    any change in control, retention, separation or other similar Contract with any officer or employee that may result in material liabilities to Parent, any Parent Subsidiary and/or the Company (as a result of or in connection with the Merger or any of the other Transactions);

(iv)    any Contract or covenant not to compete (other than pursuant to any radius restriction contained in any lease, reciprocal easement or development, construction, operating or similar Contract);

(v)    any Contract with any Affiliate of Parent (other than a Parent Subsidiary) that will continue in effect after the Closing;

(vi)    any Contract under which Parent or a Parent Subsidiary has borrowed any money from any Person (other than Parent or a Parent Subsidiary) or any other note, bond, debenture, guarantee or other evidence of indebtedness for borrowed money of Parent or a Parent Subsidiary (other than in favor of Parent or a Parent Subsidiary) in any such case that, individually, is in excess of $1,000,000;

(vii)    any Contract or any form of Contract providing for indemnification by Parent or a Parent Subsidiary of any current or former employee of Parent or any Parent Subsidiary;

(viii)    any Contract under which a claim for indemnification has been made by any Person prior to the date hereof;

(ix)    any Contract involving payment by Parent or a Parent Subsidiary of more than $500,000 (unless terminable without payment of a material penalty upon no more than 60 days’ notice), other than vendor agreements entered in the Ordinary Course of Business and Contracts for borrowed money not otherwise required to be disclosed pursuant to clause (vi) of this Section 4.12(a);

(x)    any Contract for the sale or purchase of any land asset of Parent or a Parent Subsidiary with a purchase price in excess of $1,000,000 (other than home sales in the Ordinary Course of Business); or

(xi)    any Contract for any material joint venture, partnership or similar arrangement.

(b)    To the Knowledge of Parent, all Parent Contracts are valid, binding and in full force and effect and are enforceable by Parent or the applicable Parent Subsidiary in accordance with their respective terms, except as limited by Laws affecting the enforcement of creditors’ rights generally or by general equitable principles. To the Knowledge of Parent, Parent or the applicable Parent Subsidiary has performed all material obligations required to be performed by it since the Relevant Date to the date hereof under the Parent Contracts, and it is not (with or without notice or lapse of time, or both) in breach or default in any material respect thereunder and, to the Knowledge of Parent, no other party to any Parent Contract is (with or without notice or lapse of time, or both) in breach or default in any material respect thereunder. To the Knowledge of Parent, since the Relevant Date through the date hereof, (i) none of Parent and the Parent Subsidiaries has received written notice of any material breach of any Parent Contract and (ii) none of Parent and the Parent Subsidiaries has received any written notice of the intention of any party to terminate any Parent Contract. True and complete copies of all Parent Contracts not filed as an exhibit to a Parent SEC Document have been made available to the Company.

Section 4.13    Permits. Parent and each Parent Subsidiary is in possession, and in material compliance with the terms, of all Permits of each Governmental Entity necessary for the conduct of the business of Parent and the Parent Subsidiaries as presently conducted, all such Permits are in full force and effect, and Parent is not in default thereunder and has not received notice of any pending or threatened revocation, modification or suspension thereof, the loss of which, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.14    Insurance. All insurance policies maintained with respect to Parent and the Parent Subsidiaries, their respective assets and properties (including all Parent Owned Properties and Parent Leased Properties), and their directors, officers and employees are in full force and effect, and none of Parent or the Parent Subsidiaries is in default thereunder, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date), and, except in connection with ordinary renewals, no written notice of cancellation, suspension, denial, limitation of coverage, or termination has been received or threatened with respect to any such policy.

Section 4.15    Taxes.

(a)    Parent and each Parent Subsidiary has timely filed, or has caused to be timely filed on its behalf, all material Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate in all material respects. All Taxes shown to be due on such Tax Returns, or material Taxes otherwise owed, have been timely paid.

(b)    All material assessments for Taxes due with respect to any completed and settled examinations or any concluded litigation have been fully paid. No deficiency or proposed adjustment with respect to Taxes has been proposed, asserted or assessed in writing against Parent or any Parent Subsidiary which has not been fully paid or adequately reserved in the Parent Financial Statements, in accordance with GAAP.

(c)    Each of Parent and the Parent Subsidiaries has withheld, collected and paid over to the appropriate Governmental Entity all material Taxes required by Law to be withheld or collected.

(d)    There are no material Liens for Taxes (other than Permitted Liens) on the assets of Parent or any Parent Subsidiary. None of Parent or the Parent Subsidiaries is a party to any Tax allocation, Tax indemnity, or Tax sharing agreement. No written claim has been made by a Governmental Entity in any jurisdiction where Parent or a Parent Subsidiary does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(e)    Except for any group of which Parent is the common parent, none of Parent or the Parent Subsidiaries is or has been (i) a member of an affiliated group within the meaning of Section 1504(a) of the Code (or any similar group defined under a similar provision of state, local, or foreign Law), (ii) filing a consolidated U.S. federal income Tax Return with any other Person, or (iii) liable for the Taxes of any Person (other than Parent or Parent Subsidiary) under Treasury Regulation Section 1.1502-6 or any analogous or similar provision of Law, or as a transferee or successor, by Contract, or otherwise.

(f)    None of Parent or the Parent Subsidiaries has been notified in writing that it is currently under audit by any Governmental Entity or that any Governmental Entity intends to conduct such an audit, and no material action, suit, investigation, claim, assessment, administrative or other court proceeding is pending or, to the Knowledge of Parent, proposed with respect to any alleged deficiency in Taxes.

(g)    None of Parent or the Parent Subsidiaries has waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to any material Taxes.

(h)    None of Parent or the Parent Subsidiaries has distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code within the last five (5) years, and none of the Parent Capital Stock or the capital stock of, or equity interests in, any Parent Subsidiary has been distributed in a transaction satisfying the requirements of Section 355 of the Code within the last five (5) years.

(i)    None of Parent or the Parent’s Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or non-U.S. Law) executed on or prior to the Closing Date, (iv) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any similar provision of state or local income Tax Law), (v) installment sale or open transaction entered into on or prior to the Closing Date, (vi) prepaid amounts (including for the avoidance of doubt deferred revenue) received on or prior to the Closing Date, or (vii) election under Code Section 108(i).

(j)    None of Parent or the Parent Subsidiaries is or has been a party to any “listed transaction,” as defined in Code Section 6707A(c)(2) and Treasury Regulation Section 1.6011-4(b).

(k)    Except as set forth in Parent Schedule 4.15(k), each of the Parent Subsidiaries has been, since its formation, treated as a disregarded entity for federal and where applicable, state, income Tax purposes as defined in Treasury Regulation Section 301.7701-3(b).

(l)    None of Parent or the Parent Subsidiaries has taken any action or knows of any fact, Contract, plan or other circumstance that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(m)    Notwithstanding anything to the contrary contained herein, none of the representations and warranties contained elsewhere in this Article IV shall relate to Tax matters, which are instead the subject of this Section 4.15 and Section 4.19 exclusively.

Section 4.16    Proceedings. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Parent threatened, against Parent, any Parent Subsidiary, any Parent Owned Property or any Parent Leased Property, nor is there any Judgment outstanding against Parent, any Parent Subsidiary, any Parent Owned Property or any Parent Leased Property, that (a) seeks or imposes any material injunctive or other equitable relief, (b) relates to any of the Transactions, or (c) would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.17    Compliance with Laws. Parent and the Parent Subsidiaries are in compliance with all Laws and Judgments applicable to Parent or any Parent Subsidiary, except for such noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. None of Parent or the Parent Subsidiaries has received any written communication during the two years before the date hereof from a Governmental Entity that alleges that Parent or a Parent Subsidiary is not in compliance in any material respect with any Law. Neither Parent nor any Significant Parent Subsidiary, nor, to the Knowledge of Parent, any of their respective directors, officers, employees or agents or any other Person authorized to act, and acting, on behalf of Parent or any Significant Parent Subsidiary has, directly or indirectly, in connection with the business activities of Parent used any corporate funds for unlawful contributions, gifts, entertainment, or other unlawful expenses relating to political activity to or for the benefit of any government official, candidate for public office, political party or political campaign, for the purpose of (A) influencing any act or decision of such government official, candidate, party or campaign, (B) inducing such government official, candidate, party or campaign to do or omit to do any act in violation of a lawful duty, (C) obtaining or retaining business for or with any Person, (D) expediting or securing the performance of official acts of a routine nature or (E) otherwise securing any improper advantage, in each case in violation of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq.

Section 4.18    Environmental Matters.

(a)    Each of Parent and the Parent Subsidiaries is, and, except with respect to matters that have been fully resolved, has been since June 23, 2014, in compliance in all material respects with all Environmental Laws applicable to their respective operations as currently conducted (including possessing and complying with any required Environmental Permits), and, as of the date hereof, there are no administrative or judicial proceedings pending against Parent or any Parent Subsidiary that allege, and, none of Parent or the Parent Subsidiaries has received any written communication during the past two years from a Governmental Entity that alleges, that Parent or a Parent Subsidiary is not in compliance with or is liable or potentially liable under any Environmental Law, except for any such noncompliance, proceedings or communications that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each required Environmental Permit is valid and in effect or has been timely re-applied for, except for the lack of such Environmental Permits that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)    As of the date hereof, none of Parent or the Parent Subsidiaries has received any written notice, demand, request for information, or claim alleging liability on the part of Parent or any Parent Subsidiary as a result of a Release of Hazardous Materials.

(c)    None of Parent or the Parent Subsidiaries has received any written notice or request for information with respect to any Parent Offsite Facility regarding potential or actual liability for cleanup or environmental remediation thereof for which the potential or actual liability of Parent or Parent Subsidiary remains unresolved.

(d)    Notwithstanding any other provision of this Agreement to the contrary, the representations and warranties made in this Section 4.18 and Section 4.05 (SEC Documents; Financial Statements; Internal

Controls) are the sole and exclusive representations and warranties made by Parent in this Agreement with respect to Hazardous Materials, Environmental Laws, Environmental Permits and any other matter related to the environment or the protection of human health or worker safety.

Section 4.19    Employee Benefits.

(a)    Parent Schedule 4.19(a) sets forth a list of all “employee pension benefit plans” (as defined in Section 3(2) of ERISA) (“Parent Pension Plans”), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other material bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical and other plans, arrangements or understandings (collectively, “Parent Benefit Plans”) maintained, or contributed to, by Parent or any Parent ERISA Affiliate for the benefit of any current or former employees, directors, and/or independent contractors of Parent or any Parent Subsidiary. Parent has made available to the Company copies of (i) the most recent version of each Parent Benefit Plan and any amendments made thereto, (ii) the three most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each Parent Benefit Plan or equivalent filing in any relevant jurisdiction (if any such report was required) and all attachments thereto, (iii) the most recent summary plan description for each Parent Benefit Plan for which such summary plan description is required; (iv) each trust agreement and group annuity contract relating to any Parent Benefit Plan; (v) the nondiscrimination testing results for the last three plan years for each Parent Benefit Plan that is subject to nondiscrimination testing under ERISA and/or the Code; and (vi) the most recent Internal Revenue Service favorable determination or opinion letter for each such Parent Benefit Plan that is intended to qualify under Section 401(a) of the Code.

(b)    With respect to each Parent Benefit Plan: (i) each has been administered in compliance, in all material respects, with its terms and with applicable Laws including, without limitation, ERISA and the Code; (ii) no actions, suits, claims, audits, inquiries, reviews, proceedings, claims, or demands are pending or to the Knowledge of Parent, threatened; (ii) all premiums, contributions, or other payments required to have been made by Law or under the terms of any Parent Benefit Plan or any contract or agreement relating thereto as of the Closing Date have been made; and (iv) there have been no acts or omissions by Parent or any Parent ERISA Affiliate that have given or could give rise to any fines, penalties, taxes or related charges under Sections 502 or 4071 of ERISA or Section 511 or Chapter 43 of the Code, or under any other applicable Law.

(c)    With respect to the United States of America, all Parent Pension Plans have been the subject of determination or opinion letters from the Internal Revenue Service to the effect that such Parent Pension Plans are qualified and exempt from U.S. federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the Knowledge of Parent, has revocation been threatened.

(d)    None of Parent, any Parent Subsidiary, any officer of Parent or any Parent Subsidiary or any of the Parent Benefit Plans that are subject to ERISA, including the Parent Pension Plans, any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(e)    No Parent Benefit Plan is, and none of Parent or any Parent ERISA Affiliate contributes to, is required to contribute to, or otherwise participates in or in any way has any material liability, directly or indirectly, with respect to (i) any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, (ii) any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code), (iii) any single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) that is subject to Sections 4063, 4064 or 4069 of ERISA or Section 413(c) of the Code, that covers or has covered any employee of Parent or any Parent ERISA Affiliate; or (iv) any plan or arrangement that provides for post-

employment medical benefits (other than health continuation coverage required by Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA or otherwise as required by Law.

Section 4.20    Labor. As of the date hereof, no employee of Parent or any of the Parent Subsidiaries is represented by any union or covered by any collective bargaining agreement. As of the date hereof, no labor organization or group of employees of Parent or any of the Parent Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Parent, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations Governmental Entity.

Section 4.21    Affiliate Transactions.

(a)    Except as set forth in Parent Schedule 4.21, since January 1, 2014, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of similar transactions, agreements, arrangements or understandings to which Parent or any of Parent Subsidiary was or is to be a party that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that has not been so disclosed.

(b)    There are no loans by Parent or any Parent Subsidiary to any officer of Parent or any officer of any Parent Subsidiary outstanding as of the date hereof.

Section 4.22    Brokers; Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than J.P. Morgan Securities LLC (the “Parent Financial Advisor”), the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Parent.

Section 4.23    Ownership of Company Common Stock. None of Parent, Merger Sub or any of their “affiliates” or “associates” is, or at any time during the three-year period ending on the date hereof has been, an “interested stockholder” of the Company, in each case as defined in either Section 203 of the DGCL or Article XII of the Company Charter. Except in respect of the Voting Agreement, neither Parent nor Merger Sub beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will at any time prior to the Closing Date beneficially own, any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Company Subsidiary, or is a party, or will at any time prior to the Closing Date become a party, to any Contract, arrangement or understanding (other than this Agreement and the Voting Agreement) for the purpose of acquiring, holding, voting or disposing of any shares of Company Common Stock or other securities convertible into, or exchangeable or exercisable for, shares of Company Common Stock or any securities of any Company Subsidiary.

Section 4.24    Availability of Funds; Financing. Parent has cash on hand and available borrowing capacity sufficient in the aggregate to fund all of its payment obligations set forth in Article II, and to pay all fees and expenses payable by it in respect of the Merger and the other Transactions.

Section 4.25    Capitalization and Operation of Merger Sub. The authorized share capital of Merger Sub consists of 1,000 shares, par value $0.01 per share, of which 1,000 shares are validly issued and outstanding. All the issued and outstanding shares of Merger Sub are, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Parent Subsidiary. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

Section 4.26    No Additional Representations; Extrinsic Non-Reliance. Each of Parent and Merger Sub acknowledges that it and its Representatives have been permitted full and complete access to the books and records, facilities, equipment, Tax returns, Contracts, insurance policies (or summaries thereof) and other properties and assets of the Company and the Company Subsidiaries that it and its Representatives have desired or requested to see or review, and that it and its Representatives have had a full opportunity to meet with the officers and employees of the Company and the Company Subsidiaries to discuss the business of the Company and the Company Subsidiaries. Each of Parent and Merger Sub acknowledges that (a) neither the Company nor any other Person has made any representation or warranty, express or implied, as to the Company or any Company Subsidiary or the accuracy or completeness of any information regarding the Company and the Company Subsidiaries furnished or made available to Parent, Merger Sub and their respective Representatives, except as expressly set forth in this Agreement, (b) neither Parent nor Merger Sub has relied on and each of Parent and Merger Sub hereby waives any reliance on any representation or warranty from the Company, any Company Subsidiary or any other Person in determining to enter into this Agreement, except those representations and warranties expressly set forth in this Agreement, and (c) no Person shall have or be subject to any liability to Parent or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use, of any such information, including any information, documents or material made available to Parent or Merger Sub in any physical or electronic “data rooms,” management presentations or in any other form in expectation of the Transactions. Without limiting the generality of the foregoing, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person has made any representation or warranty, express or implied, as to the financial projections, forecasts, capital budgets, cost estimates and other predictions relating to the Company and the Company Subsidiaries made available to Parent.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.01    Conduct of Business by the Company. Except for matters set forth in Company Schedule 5.01 or otherwise contemplated by this Agreement, from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct its business in the Ordinary Course of Business and, to the extent consistent therewith, use all reasonable efforts to preserve intact its current business organization, maintain its rights and Permits, keep available the services of its current officers and employees and keep its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them, and maintain its respective properties and assets in their current state of repair, order, functionality and condition, reasonable wear and tear excepted, to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time. In addition, and without limiting the generality of the foregoing, except for matters set forth in Company Schedule 5.01 or otherwise expressly provided for by this Agreement, from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed:

(a)    (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect Subsidiary of the Company to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for shares of Company Common Stock delivered to the Company to pay the exercise price or tax withholding obligations under any Company Option or Company Restricted Stock Unit award;

(b)    issue, deliver, sell or grant (i) any shares of its capital stock, (ii) any Voting Company Debt or other voting securities, or (iii) any securities convertible into or exchangeable for any shares of capital stock of the Company, other than (A) the issuance of Company Common Stock upon the exercise of Company Options outstanding on the date of this Agreement and in accordance with their present terms and (B) the issuance of Company Common Stock upon the Exchange;

(c)    amend its certificate of incorporation, by-laws or other comparable charter or organizational documents, except for such amendments to its certificate of incorporation, by-laws and other comparable charter or organizational documents that do not have an adverse effect on the Merger and the other Transactions, or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company;

(d)    acquire or agree to acquire (i) by merging or consolidating with, or by purchasing all or substantially all the assets of or all or substantially all the outstanding Equity Interests in, any business or any corporation, partnership, joint venture, limited liability company or other company, association or other business organization or (ii) any assets or real property, in the case of (i) or (ii), which acquisition or acquisitions would be material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except purchases of land in the Ordinary Course of Business (including entering into option contracts to acquire (and purchasing pursuant to the terms of such contracts) land (or an ownership interest in an entity holding land));

(e)    except for (1) retention bonus awards and payments to be paid pursuant to the retention plan described in Section 6.04(d), (2) increases in compensation, and/or (3) increases in severance or termination pay, not to exceed $1,000,000 in the aggregate, which in each case shall be subject to prior review and approval (not to be unreasonably withheld, conditioned or delayed) by Parent, (i) grant to any officer or director of the Company or any Company Subsidiary any increase in compensation, except for such increases in compensation that are required under employment Contracts in effect as of the date hereof, (ii) grant to any officer or director of the Company or any Company Subsidiary any increase in severance or termination pay, except for such increases in severance and termination pay that are required under Contracts in effect as of the date hereof, (iii) enter into any severance or termination agreement with any such officer or director, (iv) establish, adopt, extend, renew, enter into or amend in any material respect any collective bargaining agreement or any Company Benefit Plan, or (v) take any action to accelerate any rights or benefits, or make any material determinations under any collective bargaining agreement or Company Benefit Plan in effect as of the date hereof, except as required by the terms of such collective bargaining agreement or Company Benefit Plan;

(f)    make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except as may be required by a change in GAAP;

(g)    sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any Company Property or any of its land assets with an aggregate valuation in excess of $1,000,000, other than vertical construction financing in the Ordinary Course of Business;

(h)    sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any of its properties or assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except sales of inventory and excess or obsolete assets in the Ordinary Course of Business;

(i)    incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary or guarantee any debt securities of another Person, except for trade debt, operating liabilities and other similar unsecured, short-term indebtedness incurred in the Ordinary Course of Business;

(j)    make or agree to make any new capital expenditure that, individually, is in excess of $500,000, except to the extent provided for in the Company’s budget for 2017 previously made available to Parent;

(k)    (i) make (except for elections made in the ordinary course of business) or change any material Tax election, (ii) change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, (iii) file any material amended Tax Return, (iv) settle or compromise any audit or proceeding relating to a material amount of Taxes, except in the ordinary course of business, (v) agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, (vi) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to any material Tax, (vii) surrender any right to claim a material Tax refund, or (viii) take any action that would require filing of a “gain recognition agreement” (within the meaning of the Treasury Regulations promulgated under Section 367 of the Code) to avoid current recognition of a material amount of income or gain for U.S. federal income Tax purposes;

(l)    make any loan or advance (other than loans or advances that will be repaid before Closing) to any of its Affiliates, officers or directors, other than in the Ordinary Course of Business and except for any advancement obligations under the Company Charter, Company Bylaws or the comparable charter or organizational documents of any Company Subsidiary; or

(m)    authorize any of, or resolve, commit or agree to take any of, the foregoing actions.

Section 5.02    No Solicitation; Change of Company Recommendation.

(a)    Termination of Existing Discussions. The Company, each of the Company Subsidiaries, and the respective directors, officers, employees and controlled Affiliates of the Company and of each of the Company Subsidiaries shall, and the Company shall instruct each of its Representatives to, cease immediately and cause to be immediately terminated all soliciting activities, discussions and negotiations and access to nonpublic information with, to or by any Person (other than Parent or Merger Sub) regarding any proposal, expression of interest, request for information or other communication that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal. The Company shall promptly (but not later than one (1) Business Day after the first public announcement of this Agreement) request that each Person (other than Parent and Merger Sub) with which or whom the Company heretofore has entered into a confidentiality, standstill or similar agreement or otherwise has had discussions or negotiations, in each case, regarding any offer, proposal, expression of interest, request for information or other communication that constitutes, constituted, or reasonably could be expected to lead to, any Company Takeover Proposal (any such Persons and their Affiliates and Representatives being referred to as “Prior Company Bidders”), that is in possession of, or was furnished with or provided access to, any Company nonpublic information, immediately return to the Company or destroy (with a certification of such destruction delivered to the Company if such a certification is required by such confidentiality, standstill or similar agreement, or with the Company requesting a certification of such destruction delivered to the Company if such a certification is not required by such confidentiality, standstill or similar agreement) all such nonpublic information, and, to the extent not heretofore terminated, the Company and its Representatives shall immediately terminate all physical and electronic data room access previously granted to any such Prior Company Bidder.

(b)    Prohibition on Soliciting Activities. Except as expressly permitted by this Section 5.02, from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, the Company shall not, nor shall it authorize any of its Representatives or permit any of its controlled Affiliates to, and the Company shall instruct each of its Representatives not to, on behalf of the Company, directly or indirectly, (i) solicit, initiate, or knowingly encourage or facilitate any inquiries or the making, announcement or submission to the Company of any expression of interest, proposal or offer that constitutes, or reasonably would be expected to lead to, any Company Takeover Proposal, (ii) enter into any agreement (whether binding, non-binding, conditional or otherwise) with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 5.02(c)), (iii) other than with respect to Parent, Merger Sub, the Confidentiality Agreement and the Standstill Agreements, fail to enforce, release any Person from, terminate or waive or render inapplicable, or amend in any manner less favorable to the Company, the provisions of any confidentiality, standstill or other similar agreement currently in effect to which the Company or any of the Company Subsidiaries is a party, with respect to a Company Takeover Proposal, (iv) “opt out” of, waive or amend, or take any action to render inapplicable to any Person (other than Parent and Merger Sub) or to any Company Takeover Proposal (other than the Merger and the other Transactions), the provisions of any Anti-Takeover Laws or of Article XII of the Company Charter, or (v) engage in, continue, or participate in any discussions or negotiations with, or furnish any non-public Company information (whether orally or in writing) or access to the business, properties, assets, liabilities, books or records of the Company or any Company Subsidiary to, or otherwise knowingly cooperate with, assist, or participate in any effort by, any Person (or any Representative of any Person) that has made, is seeking to make, has informed the Company or any of its controlled Affiliates of any intention to make, or has publicly announced an intention to make, any proposal that constitutes, or reasonably would be expected to lead to, any Company Takeover Proposal. The Company shall be responsible for any action or inaction taken or omitted to be taken by its or its controlled Affiliates’ Representatives, to the extent acting on its or their behalf or at its or their direction, relating to any matters contemplated by this Section 5.02(b).

(c)    Discussions Permitted in Certain Circumstances. Notwithstanding anything to the contrary contained in this Agreement, including Section 5.02(b) (Prohibition on Soliciting Activities), if at any time from and after the date hereof and prior to receipt of the Company Stockholder Approval, the Company receives from any Person or group a written Company Takeover Proposal that has not been withdrawn and that the Company Board (which, for purposes of this Section 5.02, shall be deemed to include any duly authorized committee thereof) determines in good faith, After Consultation, constitutes, or would reasonably be expected to lead to, a Superior Company Proposal that did not result from a breach of Section 5.02(a) (Termination of Existing Discussions) or Section 5.02(b) (Prohibition on Soliciting Activities), then the Company and any of its Representatives shall , subject to compliance with Section 5.02(f) (Required Notices), be permitted to (A) furnish to such Person or group and its or their Representatives, pursuant to an Acceptable Confidentiality Agreement (a copy of which shall be furnished to Parent within one Business Day of the execution thereof by the Company), information with respect to the Company and the Company Subsidiaries and (B) engage or participate in any discussions or negotiations with such Person, group and its or their Representatives regarding any Company Takeover Proposal; it being hereby acknowledged and agreed that nothing contained in this Section 5.02(c) shall be deemed to prohibit the Company or its Representatives from contacting any Person who has submitted (not in violation of Section 5.02(a) or Section 5.02(b)) to the Company or its Representatives a written offer, expression of interest or proposal, which has not been withdrawn, for the sole purpose of ascertaining any necessary clarification of the material terms and conditions thereof (subject to compliance with Section 5.02(f) (Required Notices). The Company shall make available to Parent copies of all material non-public information (to the extent such information has not previously been furnished or made available to Parent) that it has furnished or made available to any such Person in accordance with the preceding sentence before or substantially concurrently with the time such information is furnished or made available to such Person. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement or the Standstill Agreements, if any Acceptable Confidentiality Agreement is entered into after the date hereof between the Company and any other Person (to the extent permitted by this Section 5.02(c)) which contains provisions that are less restrictive on such Person and/or less favorable to the Company than the provisions of the Confidentiality Agreement or the Standstill Agreements are on Parent, such provisions of the Confidentiality Agreement and/or the Standstill Agreements automatically shall be amended and modified without the necessity of further action by any party thereto so that the provisions set forth therein as so amended and modified are no more restrictive as to Parent or less favorable to the Company than the provisions applicable to such Person pursuant to such Acceptable Confidentiality Agreement.

(d)    Company Recommendation. Except as expressly permitted by Section 5.02(e) (Change in Recommendation Permitted in Certain Circumstances), neither of the Company Board nor any duly authorized committee thereof shall (i) fail to include in the Proxy Statement the Company Recommendation or otherwise fail to make the Company Recommendation; (ii) change, modify, withhold, qualify or withdraw, or resolve or propose publicly to change, modify, withhold, qualify or withdraw, in each case, in a manner adverse to Parent, the Company Recommendation; (iii) make any recommendation or public announcement in response to a tender or exchange offer commenced by any Person(s), other than an express recommendation (made pursuant to Rule 14e-2(a)(1) under the Exchange Act) that the Company’s stockholders reject such tender or exchange offer, or a temporary “stop-look-listen” communication by the Company Board (made pursuant to Rule 14d-9(f) under the Exchange Act); (iv) fail to publicly recommend against a Company Takeover Proposal, or fail to publicly reaffirm the Company Recommendation, in each case, within ten (10) Business Days after any written request by Parent to do so, which is transmitted to the Company subsequent to any public announcement by any Person of a Company Takeover Proposal (provided, however, the Company shall not be obligated to publicly recommend against a Company Takeover Proposal or to publicly reaffirm the Company Recommendation upon such a request by Parent more than once in respect of any publicly announced Company Takeover Proposal, it being acknowledged and agreed that the public announcement of a material modification to such Company Takeover Proposal shall be considered a new Company Takeover Proposal for purposes of this clause (iv)); or (v) enter into, approve, adopt or recommend, or resolve or propose publicly to enter into, approve, adopt or recommend, any Company Takeover Proposal or any letter of intent, agreement-in-principle, expression of interest, term sheet, merger agreement, acquisition or business combination agreement, asset sale or transfer agreement, restructuring, reorganization or recapitalization agreement, option agreement, joint venture agreement, partnership agreement, or other Contract contemplating, or providing for, a Company Takeover Proposal (other than an Acceptable Confidentiality Agreement permitted by Section 5.02(c) (Discussions Permitted in Certain Circumstances)) (any one or more of the foregoing actions enumerated in clauses (i), (ii), (iii) and (iv) of this Section 5.02(d) constituting, a “Company Recommendation Change”).

(e)    Change in Recommendation Permitted in Certain Circumstances. Prior to obtaining the Company Stockholder Approval, the Company Board shall be permitted to make a Company Recommendation Change solely in the manner and to the extent hereafter expressly set forth in this Section 5.02(e) in response to either (i) a Company Superior Proposal that did not result from a violation in any material respect of this Section 5.02, or (ii) a Company Intervening Event, in each case only if the Company Board shall have determined in good faith, After Consultation, that a failure to do so would be inconsistent with the fiduciary duties of the Company Board under applicable Law. Notwithstanding any other provision of this Agreement, at no time shall the Company Board be permitted to make a Company Recommendation Change, unless: (A) the Company has given Parent at least four (4) Business Days’ prior written notice that the Company Board intends to make a Company Recommendation Change (a “Company Recommendation Change Notice”), which notice shall include, (1) if Company Recommendation Change is to be made in response to a Superior Company Proposal, the identity of the Person making the Superior Company Proposal, the material terms thereof and a true and complete copy of the proposed agreement or proposal with respect to such Superior Company Proposal (including all proposed material transaction documents in connection therewith and material exhibits and schedules, but redacting, if required by any financing source, the amount of any commitment fee and financing fee information), or (2) if the Company Recommendation Change is to be made in respect of a Company Intervening Event, a reasonable summary of the material underlying facts, conditions and circumstances giving rise to the occurrence and continuing existence of such Company Intervening Event, (B) during the four (4) Business Day period commencing on the date of receipt by Parent of the Company Recommendation Change Notice, the Company and its Representatives shall negotiate in good faith with Parent and its Representatives, to the extent Parent desires to negotiate, so that Parent may propose in writing a binding offer to make such adjustments to the terms and conditions of this Agreement to enable the Company Board to determine that (x) the Superior Company Proposal referred to in the Company Recommendation Change Notice no longer constitutes a Superior Company Proposal or (y) the failure to make a Company Recommendation Change in respect of the Company Intervening Event referred to in the Company Recommendation Change Notice would no longer be inconsistent with the fiduciary duties of the Company Board under applicable Law, and (C) at the end of such four (4) Business Day period, the Company Board shall have considered in good faith and given effect to the terms of such binding offer and shall have determined in good faith, After Consultation, that, (x) the Superior Company Proposal, referred to in the Company Recommendation Change Notice, continues to constitute a Superior Company Proposal or (y) the failure of the Company Board to make a Company Recommendation Change in respect of the Company Intervening Event referred to in the Company Recommendation Change Notice would continue to be inconsistent with the Company Board’s fiduciary duties under applicable Law (it being hereby acknowledged and agreed that that any proposed amendment or modification to the material terms of any Superior Company Proposal submitted to the Company by any Person who previously submitted to the Company a Superior Company Proposal shall require a new written notice to Parent from the Company and a three (3) Business Day notice and negotiation period shall thereupon commence anew under this Section 5.02(e)). For purposes of clarification and certainty, under no circumstances shall the Company be permitted to terminate this Agreement in respect of a Superior Company Proposal unless it shall have concurrently complied in all respects with the requirements of this Section 5.02(e) and Section 8.01(f) (Termination by the Company before Receipt of Company Stockholder Approval), and under no circumstances shall the Company be permitted to terminate this Agreement in respect of, or due to any Company Recommendation Change made by the Company Board solely in response to, a Company Intervening Event. The Company hereby expressly confirms and agrees that the immediately preceding sentence of this Section 5.02(e), to the extent it relates to a Company Recommendation Change solely in response to or in respect of a Company Intervening Event, has been agreed to by the parties hereto pursuant to Section 146 of the DGCL.

(f)    Required Notices. At any time prior to obtaining the Company Stockholder Approval, the Company shall notify Parent or its Representatives in writing promptly (and in any case within one (1) Business Day after knowledge of Parent of the receipt thereof) of its or any of its controlled Affiliates’ receipt of any Company Takeover Proposal, and disclose to Parent the identity of the Person making any such Company Takeover Proposal and the material terms of any such Company Takeover Proposal. The Company shall keep Parent informed on a reasonably timely basis of the status of any such Company Takeover Proposal, including any change to the material terms thereof. The terms and existence of any such Company Takeover Proposal and the identity of such Person (if not publicly disclosed by the Company or such Person), shall be subject to the confidentiality obligations imposed on Parent pursuant to the Confidentiality Agreement.

(g)    Disclosures Under Law. Nothing in this Section 5.02 or elsewhere in this Agreement shall prohibit the Company Board from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act or Item 1012(a) of Regulation M-A under the Exchange Act, or (ii) making any disclosure to the Company’s stockholders under applicable Law if the Company Board determines in good faith, After Consultation, that the failure to do so would be inconsistent with the fiduciary duties of the Company’s directors under applicable Law or violate other applicable Law; provided, however, that nothing in this Section 5.02(g) shall, for purposes of this Agreement, permit the Company to make a Company Recommendation Change except in the manner and under the specific circumstances expressly set forth in Section 5.02(e) (Change in Recommendation Permitted in Certain Circumstances), and it is hereby acknowledged and agreed that a factually accurate public statement by the Company that describes only the Company’s receipt of a Company Takeover Proposal and the operation with respect thereto of this Section 5.02 and Section 8.01(f) (Termination by the Company before Receipt of Company Stockholder Approval) in respect thereof, shall not be deemed a Company Recommendation Change for purposes of this Agreement.

Section 5.03    Conduct of Business by Parent. Except for matters set forth in Parent Schedule 5.03 or otherwise contemplated by this Agreement, from the date of this Agreement to the Effective Time, Parent shall, and shall cause each Parent Subsidiary to, conduct its business in the Ordinary Course of Business and, to the extent consistent therewith, use all reasonable efforts to preserve intact its current business organization, maintain its rights and Permits, keep available the services of its current officers and employees and keep its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them, and maintain its respective properties and assets in their present state of repair, order, functionality and condition, reasonable wear and tear excepted, to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time. In addition, and without limiting the generality of the foregoing, except for matters set forth in Parent Schedule 5.03 or otherwise expressly provided for by this Agreement, from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any Parent Subsidiary to, do any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed:

(a)    (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect Subsidiary of Parent to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) purchase, redeem or otherwise acquire any shares of capital stock of Parent or any Parent Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for (A) shares of Parent Common Stock delivered to Parent to pay the exercise price or tax withholding obligations under any Parent Option or Parent Restricted Stock award, and (B) shares of Parent Common Stock repurchased by Parent under its stock repurchase program;

(b)    issue, deliver, sell or grant (i) any shares of its capital stock, (ii) any Voting Parent Debt or other voting securities or (iii) any securities convertible into or exchangeable for any shares of capital stock of Parent, other than (A) the issuance of Parent Common Stock upon the exercise of Parent Options outstanding on the date of this Agreement and in accordance with their present terms, (B) the issuance of additional Parent Options, shares of Parent Restricted Stock, or Parent Restricted Stock Units pursuant to the Parent Stock Plan in accordance with its present terms and consistent with prior practice, and the issuance of Parent Common Stock upon the exercise of such Parent Options or the settlement of such Parent Restricted Stock Units, and (C) the issuance of Parent Common Stock under its current and future (if any) at-the-market offering programs;

(c)    amend its certificate of incorporation, by-laws or other comparable charter or organizational documents, except for such amendments to its certificate of incorporation, by-laws and other comparable charter or organizational documents that do not have an adverse effect on the Merger and the other Transactions, or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent;

(d)    acquire or agree to acquire (i) by merging or consolidating with, or by purchasing all or substantially all the assets of or all or substantially all the outstanding Equity Interests in, any business or any corporation, partnership, joint venture, limited liability company or other company, association or other business organization or (ii) any assets or real property, in the case of (i) or (ii), which acquisition or acquisitions would be material, individually or in the aggregate, to Parent and the Parent Subsidiaries, taken as a whole, except purchases of land in the Ordinary Course of Business (including entering into option contracts to acquire (and purchasing pursuant to the terms of such contracts) land (or an ownership interest in an entity holding land));

(e)    make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of Parent, except as may be required by a change in GAAP;

(f)    sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any Parent Property or any of its land assets with an aggregate valuation in excess of $1,000,000, other than in the Ordinary Course of Business;

(g)    sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any of its properties or assets that are material, individually or in the aggregate, to Parent and the Parent Subsidiaries, taken as a whole, except sales of inventory and excess or obsolete assets in the Ordinary Course of Business;

(h)    incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Parent or any Parent Subsidiary or guarantee any debt securities of another Person, except for borrowings incurred in the Ordinary Course of Business and offerings and sales of notes;

(i)    make any loan or advance (other than loans or advances that will be repaid before Closing) to any of its Affiliates, officers or directors, other than in the Ordinary Course of Business; or

(j)    authorize any of, or resolve, commit or agree to take any of, the foregoing actions.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01    Preparation of the S-4 Registration Statement and the Proxy Statement; Stockholders Meeting.

(a)    As soon as practicable (but not later than 21 days) following the date of this Agreement, the Company and Parent shall jointly prepare, and Parent shall file with the SEC, the S-4 Registration Statement, in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent shall use all reasonable efforts to (i) cause the S-4 Registration Statement to be declared effective by the SEC under the Securities Act as promptly as practicable after such filing, (ii) ensure that the S-4 Registration Statement complies in all material respects with the applicable provisions of the Exchange Act, and (iii) keep the S-4 Registration Statement effective for as long as necessary to complete the Merger and the issuance of the Stock Consideration in connection therewith. Each of the Company and Parent shall (1) cooperate with each other in the preparation of the S-4 Registration Statement and the Proxy Statement, (2) furnish to the other party all information concerning itself, its Affiliates, and the holders of Company Common Stock and Parent Common Stock (as applicable) that is necessary or appropriate in connection with the preparation of the S-4 Registration Statement and the Proxy Statement, and (3) provide such other assistance as may reasonably be required by such other party in connection with the preparation, filing and distribution of the S-4 Registration Statement and the Proxy Statement.

(b)    Each of the Company and Parent shall (i) in advance of any filings with the SEC and written communications to its staff by such party, provide the other party a reasonable opportunity to review and provide to such party its reasonable comments with respect thereto (including the proposed final version of such document or response), (ii) promptly notify the other party of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the S-4 Registration Statement or the Proxy Statement or for additional information, (iii) supply the other party with copies of all correspondence between such party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the S-4 Registration Statement, the Proxy Statement or the Merger, and (iv) give the other party an opportunity to participate in any discussions or meetings such party has with the SEC or its staff in connection with the S-4 Registration Statement, the Proxy Statement or the Merger. Each of the Company and Parent shall use all reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement, and Parent shall use all reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect to the S-4 Registration Statement.

(c)    If before the Effective Time, any event occurs with respect to the Company, Parent, or any Company Subsidiary or Parent Subsidiary, or any change occurs with respect to other information supplied by the Company or Parent for inclusion in the S-4 Registration Statement or the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the S-4 Registration Statement or the Proxy Statement (including discovery of any document containing any misstatement of a material fact or omission of a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not false or misleading), the Company and Parent shall promptly notify each other of such event and cooperate, in good faith, in the prompt filing with the SEC of any necessary amendment or supplement to the S-4 Registration Statement or the Proxy Statement and, as required by law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders and the Parent’s stockholders.

(d)    Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Proxy Statement or the S-4 Registration Statement will be made without the approval of both the Company and Parent, which approval will not be unreasonably withheld, conditioned or delayed; provided, however, that with respect to documents filed by a party that are incorporated by reference in the S-4 Registration Statement or the Proxy Statement, this right of approval will apply only with respect to information relating to the other party or its business, financial condition or results of operations, or the combined entity. The Company shall use all reasonable efforts to cause the Proxy Statement to be mailed to its stockholders entitled to notice of and to vote at the Company Stockholders Meeting as promptly as practicable after the S-4 Registration Statement is declared effective under the Securities Act. Parent shall advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the S-4 Registration Statement, the issuance of any stop order relating thereto, or the suspension of the qualification of the Parent Common Stock included in the Merger Consideration for offering or sale in any jurisdiction, and Parent shall use all reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(e)    Unless this Agreement shall have been terminated in accordance with Article VIII, the Company shall, as soon as practicable after the S-4 Registration Statement is declared effective under the Securities Act, in accordance with applicable Law and the Company Charter and Company By-laws, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (as it may be adjourned, postponed or rescheduled from time to time, the “Company Stockholders Meeting”) for the purpose of obtaining the Company Stockholder Approval. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to this Section 6.01(e) or otherwise under this Agreement shall not be affected by (i) the receipt by the Company or any of its Representatives, or the commencement, public proposal, public disclosure or other communication to the Company, of any Company Takeover Proposal, or (ii) any Company Recommendation Change (if this Agreement has not been terminated in accordance with Section 8.01(d) (Termination by Parent due to Company Recommendation Change) or Section 8.01(f) (Termination by the Company before Receipt of Company Stockholder Approval). Notwithstanding any provision of this Agreement to the contrary, the Company may, in its sole discretion, adjourn, recess or postpone any then scheduled Company Stockholders Meeting, and may change the record date thereof, if (and only if) (A) the Company Board (or a duly authorized committee thereof) determines in good faith, After Consultation, that such adjournment, recess or postponement is necessary or advisable to ensure that any supplement or amendment to the S-4 Registration Statement or the Proxy Statement is provided to the stockholders of the Company a reasonable amount of time in advance of the Company Stockholders Meeting, (B) as of the time for which any then scheduled Company Stockholders Meeting is scheduled, there are insufficient shares of Company Capital Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or to the extent that at such time the Company has not received proxies sufficient to allow the receipt of the Company Stockholder Approval at the Company Stockholders Meeting, or (C) to the extent required by applicable Law. The Company shall permit Representatives of Parent to attend the Company Stockholders Meeting.

(f)    The Company shall engage a recognized proxy solicitation firm promptly after the date hereof and shall keep Parent reasonably informed on a current basis of its proxy solicitation efforts and quorum share returns and voting tallies from and after the mailing by the Company of the Proxy Statement, including by permitting Parent and its Representatives to participate (which can be by telephonic means) in any substantive meetings or discussions with the Company’s proxy solicitation firm regarding the Company’s proxy solicitation efforts and strategy for obtaining the Company Stockholder Approval, to the extent practicable; provided, however, that the foregoing right of Parent and its Representatives to participate in such meetings and discussions shall not apply from and after the time the Company Board (or any duly authorized committee thereof) (to the extent expressly permitted by Section 5.02(e) (Change in Recommendation Permitted in Certain Circumstances)) shall have made and publicly announced a Company Recommendation Change (unless any such Company Recommendation Change shall have been subsequently withdrawn by the Company Board (or such committee) and this Agreement shall not theretofore have been terminated).

Section 6.02    Access to Information; Confidentiality.

(a)    Upon reasonable notice, the Company shall, and shall cause each Company Subsidiary to, afford to Parent and its Representatives reasonable access, during normal business hours during the period before the earlier of the Effective Time and such time as this Agreement is terminated in accordance with its terms, to all their respective properties, books, contracts, commitments, employees and records and, during such period, the Company shall, and shall cause each Company Subsidiary to, furnish promptly to Parent all information concerning its business, properties and employees as Parent may reasonably request; provided, however, that such access does not unreasonably disrupt the normal operations of the Company and the Company Subsidiaries. This Section 6.02(a) shall not require the Company or any Company Subsidiary to permit any access, or to disclose any information, that relates to the negotiation and execution of this Agreement, any dispute between the Company and Parent, or, subject to Section 5.02, any Company Takeover Proposal, or that in the reasonable judgment of the Company could reasonably be expected to result in (i) the disclosure of any trade secrets of third parties or a violation of any of its obligations with respect to confidentiality, (ii) the risk of loss of attorney-client privilege, or (iii) a Governmental Entity alleging that providing such information violates applicable Law. During any visit to the business or property sites of the Company or any of the Company Subsidiaries, Parent shall, and shall cause its Representatives accessing such properties to, comply with all applicable Laws and all the Company’s and the Company Subsidiaries’ safety and security procedures. Notwithstanding anything to the contrary in this Section 6.02(a), neither Parent, Merger Sub nor any of their respective Representatives shall conduct, without the prior written consent of the Company, any environmental investigation at any Company Property involving any sampling or other intrusive investigation of air, surface water, groundwater, soil, structures or anything else at or in connection with any Company Property.

(b)    Upon reasonable notice, Parent shall, and shall cause each Parent Subsidiary to, afford to the Company and its Representatives reasonable access, during normal business hours during the period before the earlier of the Effective Time and such time as this Agreement is terminated in accordance with its terms, to all their respective properties, books, contracts, commitments, employees and records and, during such period, Parent shall, and shall cause each Parent Subsidiary to, furnish promptly to the Company all information concerning its business, properties and employees as the Company may reasonably request; provided, however, that such access does not unreasonably disrupt the normal operations of Parent and the Parent Subsidiaries. This Section 6.02(b) shall not require Parent or any Parent Subsidiaries to permit any access, or to disclose any information, that relates to the negotiation and execution of this Agreement or any dispute between Parent and the Company, or that in the reasonable judgment of Parent could reasonably be expected to result in (i) the disclosure of any trade secrets of third parties or a violation of any of its obligations with respect to confidentiality, (ii) the risk of loss of attorney-client privilege, or (iii) a Governmental Entity alleging that providing such information violates applicable Law. During any visit to the business or property sites of Parent or any of the Parent Subsidiaries, the Company shall, and shall cause its Representatives accessing such properties to, comply with all applicable Laws and all Parent’s and the Parent Subsidiaries’ safety and security procedures. Notwithstanding anything to the contrary in this Section 6.02(b), none of the Company or its Representatives shall conduct, without the prior written consent of Parent, any environmental investigation at any Parent Property involving any sampling or other intrusive investigation of air, surface water, groundwater, soil, structures or anything else at or in connection with any Parent Property.

(c)    All information exchanged pursuant to this Section 6.02 shall be subject to the Non-Disclosure Agreement, dated March 18, 2016, as amended by the First Amendment to Non-Disclosure Agreement, dated March 14, 2017, each among the Company, Parent, and PICO (as amended, the “Confidentiality Agreement”).

Section 6.03    Reasonable Efforts; Notification.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, and except where a different standard of efforts to be undertaken by the Company or Parent, as applicable, is expressly set forth in another Section or provision of this Agreement, each of Parent, Merger Sub, and the Company shall use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including (i) the obtaining of all necessary actions or non-actions, Permits, registrations, waivers, consents and approvals from Governmental Entities, the making of all necessary registrations and filings (including filings with Governmental Entities, if any), and the taking of all reasonable steps as may be necessary or desirable to obtain an approval, Permit, registration, or waiver from, or to avoid or terminate a Proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any

Proceedings challenging this Agreement or the consummation of the Merger and the other Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and the other Transactions and to fully carry out the purposes of this Agreement. In connection with and without limiting the foregoing, the Company, the Company Board, Parent, and the Parent Board shall (1) take all action necessary to ensure that no State Anti-Takeover Law or similar statute or regulation is or becomes applicable to this Agreement, the Merger or any other Transaction, and (2) if any State Anti-Takeover Law or similar statute or regulation becomes or may become applicable to this Agreement, the Merger or any other Transaction, take all action necessary to ensure that the Merger and the other Transactions be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Anti-Takeover Law or similar statute or regulation on this Agreement, the Merger and the other Transactions. Notwithstanding anything to the contrary in this Section 6.03(a), the Company shall not be prohibited under this Section 6.03(a) from taking any action permitted by Section 5.02 (No Solicitation; Change of Company Recommendation). Without limiting the generality of the foregoing, Parent shall and shall cause the Parent Subsidiaries to, and the Company shall and shall cause the Company Subsidiaries to, take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Transactions, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity or Person with respect to the Transactions so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date). Except as otherwise permitted under this Agreement, each of the Company and Parent shall not (and shall cause its respective Subsidiaries and Affiliates not to) take or agree to take any action that would be reasonably likely to prevent or materially delay the Closing.

(b)    The Company shall give prompt notice to Parent, and Parent or Merger Sub shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notice (or failure to give any such notice) shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 6.04    Employee Benefits.

(a)    From the Effective Time, Parent shall continue or cause the Parent Subsidiaries, including the Surviving Corporation, to continue the employment of each individual who is an employee of the Company or any Company Subsidiary immediately prior to the Effective Time (each, a “Company Employee”), subject to Section 6.04(e). From the Effective Time until the first anniversary of the Effective Time (the “Benefit Protection Period”), Parent shall provide or cause its Subsidiaries, including the Surviving Corporation, to provide (i) base salary, wages and commission opportunities to each Company Employee at a rate that is no less favorable than the rate of base salary, wages or commission opportunities provided to such Company Employee immediately prior to the Effective Time, (ii) an annual bonus opportunity to each Company Employee that is not less favorable than the annual bonus opportunity provided to such Company Employee immediately prior to the Effective Time, and (iii) health and welfare benefits under plans and programs maintained or to be maintained by Parent or any of the Parent Subsidiaries that are no less favorable than the health and welfare benefits provided to similarly situated employees of Parent and the Parent Subsidiaries after the Effective Time.

(b)    For all purposes (including for purposes of determining eligibility to participate, level of benefits, vesting, and benefit accruals, other than for benefit accrual purposes of any defined benefit pension plan) under any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, but without regard to whether the applicable plan is subject to ERISA) and any other employee benefit plan, program, policy or arrangement maintained by Parent or any of its Subsidiaries, including the Surviving Corporation (except for any defined benefit pension plan or equity compensation plan or arrangement), including any vacation, paid time off and severance plans, each Company Employee’s service with or otherwise credited by the Company or any Company Subsidiary shall be treated as service with Parent or any of its Subsidiaries, including the Surviving Corporation; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(c)    Parent shall or shall cause its Subsidiaries, including the Surviving Corporation, to use all reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its Subsidiaries, including the Surviving Corporation, in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall, or shall cause its Subsidiaries, including the Surviving Corporation, to use all reasonable efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Employee (and dependents) will be eligible to participate from and after the Effective Time.

(d)    Prior to the Effective Time, the Company may implement a retention plan for the benefit of Company Employees that shall provide for retention benefits or other payments to such Company Employees, as described in Section 5.01(e)(1), in an aggregate amount not to exceed $1,000,000; provided, that (i) the Company shall provide Parent with copies of any documentation of such retention plan and an opportunity to provide reasonable comments thereto prior to such plan being adopted by the Company, and (ii) Parent shall have such prior approval rights as described in Section 5.01(e).

(e)    Notwithstanding the foregoing, nothing contained herein shall (i) be treated as an amendment of any Benefit Plan, (ii) give any employee or former employee or any other individual associated therewith or any employee benefit plan or trustee thereof or any other third person any right to enforce the provisions of this Section 6.04, or (iii) obligate Parent, the Surviving Corporation or any of their Affiliates to (A) maintain any particular benefit plan, except in accordance with the terms of such plan, or (B) retain the employment of any particular employee.

Section 6.05    Indemnification.

(a)    After the Effective Time, Parent shall, and shall cause the Surviving Corporation to honor all the Company’s obligations to, exculpate or indemnify, defend and hold harmless (including advancing funds for expenses), to the fullest extent permitted by Law, the current and former directors and officers of the Company and the Company Subsidiaries and any employee of the Company or any of the Company Subsidiaries who acts as a fiduciary under any Company Benefit Plan for acts or omissions by such persons occurring at or before the Effective Time (including acts or omissions relating to this Agreement and the Transactions), and such obligations shall survive the Merger and shall continue in full force and effect in accordance with the terms of the Company Charter, the Company By-laws and any individual indemnity agreements or other applicable documents from the Effective Time until the expiration of the applicable statute of limitations with respect to any claims against such persons arising from, relating to, or otherwise in respect of, such acts or omissions. After the Effective Time, Parent and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of (i) the Surviving Corporation’s certificate of incorporation as in effect immediately after the Effective Time (the form of which is attached hereto as Exhibit A), (ii) the Company By-laws and any Company Subsidiary’s certificates of incorporation and by-laws or similar organizational documents as in effect immediately prior to the Effective Time, and (iii) any indemnification agreements of the Company or the Company Subsidiaries with any of their respective directors, officers or employees as in effect immediately prior to the Effective Time, and in each case of clauses (i), (ii) and (iii) above, shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of the Company Subsidiaries.

(b)    For a period of six years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company and the Company Subsidiaries (provided, however, that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions that are no less advantageous) with respect to claims arising from, relating to, or otherwise in respect of, facts or events that occurred at or before the Effective Time; provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the Company’s annual premium therefor paid in the twelve months prior to the date of this Agreement (such amount, the “Maximum Premium”). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium. At the Company’s option, the Company may purchase, prior to the Effective Time, a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and the Company Subsidiaries with respect to facts or events that occurred at or before the Effective Time, including the Transactions. If such “tail” prepaid policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause the Surviving Corporation to honor all obligations thereunder.

(c)    If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets, then, and in each case, Parent and the Surviving Corporation shall ensure that such surviving corporation or entity or the transferees of such properties or assets assume the obligations set forth in this Section 6.05.

Section 6.06    Fees and Expenses.

(a)    Except as provided below, all fees and expenses incurred in connection with the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that (i) the Company shall bear all fees and expenses incurred in connection with preparing the Proxy Statement, (ii) Parent shall bear all fees and expenses incurred in connection with preparing the S-4 Registration Statement, and (iii) Parent and the Company shall each bear 50% of all fees and expenses incurred in connection with (A) filing (including SEC registration fees), printing and mailing the Proxy Statement and the S-4 Registration Statement, and (B) any regulatory filings, or obtaining any consents or approvals from Governmental Entities or third parties necessary for Closing.

(b)    If any action or other Proceeding is brought based upon any party’s breach of this Agreement, the prevailing party, as determined by a court of competent jurisdiction from which no appeal may be taken, shall be entitled to recover fees and expenses in connection with such breach, including attorney’s fees and costs from the other party to the action or other Proceeding.

(c)    The Company shall pay or cause to be paid to Parent a nonrefundable cash fee equal to $7,050,000 if: (i) the Company terminates this Agreement pursuant to Section 8.01(f) (Termination by the Company before Receipt of Company Stockholder Approval), (ii) Parent terminates this Agreement pursuant to Section 8.01(d) (Termination by Parent due to Company Recommendation Change), or (iii) (A) a Company Takeover Proposal is made and publicly disclosed (substituting, for purposes of this Section 6.06(c), “80%” for each reference in the definition of “Company Takeover Proposal” to “20%”) (a “Company Qualifying Transaction”) and not subsequently publicly withdrawn, and thereafter this Agreement is terminated pursuant to Section 8.01(b)(i) (Lapse of Outside Date), Section 8.01(b)(iv) (Failure of the Company to Obtain Company Stockholder

Approval), or Section 8.01(c) (Company Breach), and (B) within 12-months of such termination, the Company enters into a definitive agreement to consummate, or consummates, a Company Qualifying Transaction. Any fee due under this Section 6.06(c) shall be paid to Parent by wire transfer to the account specified in Parent Schedule 6.06(c) of same-day funds on the date of termination of this Agreement pursuant to clause (i) of the preceding sentence, within two Business Days after termination of this Agreement by Parent pursuant to clause (ii) of the preceding sentence (in the case of a Company Intervening Event in accordance with Section 5.02(e) (Change in Recommendation Permitted in Certain Circumstances), or on the earlier of the date of (x) execution of such definitive agreement and (y) consummation of such transaction in the case of termination of this Agreement pursuant to clause (iii) of the preceding sentence. In no event shall the Company be required to pay the fee set forth in this Section 6.06(c) on more than one occasion.

(d)    Notwithstanding anything to the contrary contained in this Agreement, but subject to the proviso to this sentence in the case of intentional fraud or willful breach, if this Agreement is terminated and Parent has been paid in full a fee under Section 6.06(c) (Termination Fee to Parent), the payment to Parent of such fee shall be the sole and exclusive remedy of Parent and its Related Persons against the Company or any of its Related Persons, and upon full payment of such fee to Parent, Parent (on its own behalf and on behalf of its Related Persons) hereby agrees that it thereby shall have waived all other remedies against the Company or any of its Related Persons with respect to (i) any failure of the Merger and the other Transactions to be consummated and (ii) any breach, violation or non-compliance by the Company of any of its obligations to consummate the Merger and the other Transactions or of any representation, warranty, covenant or agreement of the Company set forth herein; provided, however, that the foregoing waiver and election of remedies limitation shall not apply in the case of any intentional fraud or willful breach on the part of the Company or any of its controlled Affiliates. Except as set forth in the proviso to the preceding sentence, upon payment in full by the Company of such fee, none of the Company or its Related Persons shall have any further liability or obligation (under this Agreement or otherwise) relating to or arising out of this Agreement or any of the Transactions, and in no event shall Parent (and Parent shall ensure that its Related Persons do not) seek to recover any money damages or losses, or seek to pursue any other recovery, judgment, damages or remedy (including any equitable remedy under Section 9.10 (Enforcement) or otherwise or any remedy or claim sounding in tort) of any kind, in connection with this Agreement.

(e)    The parties hereto agree that the agreements contained in this Section 6.06 are an integral part of this Agreement and constitute a material inducement for the parties hereto to enter into this Agreement and that the fee payable pursuant to this Section 6.06 constitutes liquidated damages and not a penalty.

Section 6.07    Public Announcements. Except as provided in Section 5.02, Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other Transactions and shall not issue any such press release or make any such public statement before such consultation, except to the extent required by Law, court process or by obligations pursuant to any listing agreement with any national securities exchange. Parent and the Company agree that the initial press release (or releases) to be issued with respect to the Merger and the other Transactions shall be in the form previously agreed to be the parties (the “Announcement”). Notwithstanding the foregoing, this Section 6.07 shall not apply to any press release or other public statement made by the Company or Parent (a) which is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Company or Parent that has not been previously announced or made public in accordance with the terms of this Agreement or (b) is made in the ordinary course of business and does not relate specifically to the signing of this Agreement, the Merger or the other Transactions.

Section 6.08    Certain Tax and Structure Matters.

(a)    All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Transactions, if any, shall be paid by the Surviving Corporation.

(b)    Each of Parent, the Company and Merger Sub will use reasonable efforts to cause the Merger to qualify for the Intended Tax Treatment, including considering and negotiating in good faith such amendments to this Agreement as may reasonably be required in order to obtain such qualification (it being understood that no party will be required to agree to any such amendment). Unless otherwise required by applicable Law, Parent, the Company and Merger Sub will report the Merger and the other transactions contemplated by this Agreement, including for U.S. federal income Tax purposes, in a manner consistent with such qualification. No party will take any action or fail to take any action, or allow any Affiliate to take any action or fail to take any action, that would reasonably be expected to prevent any of the foregoing.

(c)    Each of Parent and the Company will use reasonable efforts to obtain the Tax opinions described in Section 7.01(f) (Tax Opinion) (collectively, the “Tax Opinions”). The appropriate officers of Parent, the Company and Merger Sub will execute and deliver to Greenberg Traurig, LLP, counsel to Parent, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Company, certificates substantially in the forms set forth in Parent Schedule 6.08(c) and Company Schedule 6.08(c) (the “Representation Letters”). Each Representation Letter will be dated on the or before the date of such Tax Opinion and shall not have been withdrawn or modified in any material respect.

Section 6.09    Transaction Litigation. The Company shall control, and shall give Parent prompt notice of, keep Parent promptly and fully informed with respect to, and consult with Parent regarding, any Proceeding commenced or, to the Knowledge of the Company, threatened, against the Company or any of its directors, officers, managers, partners or Affiliates relating to this Agreement, the Merger, or any of the other Transactions (collectively, “Transaction Litigation”). The Company shall consult with Parent regarding the defense or settlement of any Transaction Litigation and will not compromise, settle, reach an arrangement regarding or agree to compromise, settle or reach an arrangement regarding any Transaction Litigation or consent to the same, without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. In connection with any Transaction Litigation and the parties’ performance of their obligations under this Section 6.09, the parties will enter into a customary common interest or joint defense agreement or implement such other arrangement as reasonably required to preserve any attorney-client privilege or other applicable legal privilege; except that the Company will not be required to provide information if the Company Board determines in good faith, After Consultation, that doing so would be reasonably likely to cause the risk of loss of any attorney-client privilege or other applicable legal privilege.

Section 6.10    Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.11    Exchange of PICO Membership Interests. Prior to the Effective Time, the Company shall take all action as may be necessary on its part for PICO’s exercise of its right (the “Exchange Request”) to exchange the PICO Membership Interests for shares of Company Common Stock on the terms and subject to the conditions of the Exchange Agreement (the “Exchange”) to become effective and irrevocable, for the Exchange to be consummated and, from and after the consummation of the Exchange (and the transactions contemplated thereby), for all issued and outstanding membership interests and other voting and economic interests in and to UCP LLC to be wholly owned by the Company.

Section 6.12    Listing of Shares of Parent Common Stock on the NYSE. Prior to the Effective Time, Parent shall use all reasonable efforts (including paying all applicable listing fees) to cause the shares of Parent

Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance. The Company shall cooperate with Parent in connection with the foregoing, including by providing information reasonably requested by Parent in connection therewith.

Section 6.13    Delisting of Shares of Company Common Stock from the NYSE. Each of the parties will cooperate with the other parties in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the NYSE and terminate the Company’s registration under the Exchange Act, except that such delisting and termination will not be effective until after the Effective Time.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.01    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a)    Company Stockholder Approval. The Company shall have obtained the Company Stockholder Approval at the Company Stockholders Meeting.

(b)    No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other Judgment issued by any court of competent jurisdiction or Law preventing the consummation of the Merger or any of the other Transactions shall be in effect.

(c)    Exchange of PICO Membership Interests. The Exchange shall have been consummated and UCP LLC shall be a wholly-owned Subsidiary of the Company.

(d)    Effectiveness of the S-4 Registration Statement. The S-4 Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e)    NYSE Listing. The shares of Parent Common Stock to be issued to holders of Company Common Stock in the Merger pursuant to Section 2.02 (Exchange of Certificates) shall have been approved for listing on the NYSE (or any successor inter-dealer quotation system or stock exchange thereto), subject to official notice of issuance.

(f)    Tax Opinion. Each of the Company and Parent shall have received (i) a copy of the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, dated as of the Effective Time, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) a copy of the opinion of Greenberg Traurig, LLP, dated as of the Effective Time, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Greenberg Traurig, LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP shall be entitled to rely on the Representation Letters.

Section 7.02    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a)    Company Representations and Warranties. The representations and warranties of the Company in the first, second, sixth, and eighth sentences of Section 3.02(a) (Capital Stock of the Company and the Company Subsidiaries), except for such inaccuracies that are not reasonably expected to result, individually or in the aggregate, in additional cost, expense or liability to Parent and Merger Sub, of more than $250,000 (it being hereby acknowledged and agreed that the foregoing $250,000 limitation is not intended to and shall not establish a materiality standard or threshold for any other provision or purpose of this Agreement), Section 3.02(c) (Company’s Economic Interests in UCP LLC), Section 3.03 (Authority; Execution and Delivery; Enforceability; State Takeover Statutes), Section 3.04(a)(i) (No Conflicts with Charter or By-laws), and Section 3.22 (Brokers; Fees and Expenses) shall be true and correct in all respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct on and as of such other date). All other representations and warranties of the Company in this Agreement (in each case, without giving effect to any materiality or Material Adverse Effect qualifications therein, or any provisions contained therein relating to preventing or materially delaying the consummation of the Merger or any of the other Transactions) shall be true and correct on the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct on and as of such other date), and except for such failures to be true and correct that, individually and in the aggregate, have not had, and would not be likely to have, a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to such effect.

(b)    Performance of Obligations of the Company. The Company shall have performed its obligations in Section 5.02 (No Solicitation; Change of Company Recommendation) (other than such non-willful breach and non-compliance that does not prejudice Parent’s substantive rights and benefits under Section 5.02 (No Solicitation; Change of Company Recommendation)), and the Company shall have performed in all material respects all other obligations required to be performed by it under this Agreement, in each case, at or before the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to such effect.

(c)    Absence of Company Material Adverse Effect. Since the date of this Agreement there shall not have been any event, change, effect or development that has had, or is likely to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 7.03    Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a)    Parent and Merger Sub Representations and Warranties. The representations and warranties of Parent and Merger Sub in the first, second, sixth and eighth sentences of Section 4.02(a) (Capital Stock of Parent and the Parent Subsidiaries), except for such inaccuracies that are not reasonably expected to result, individually or in the aggregate, in an increase in the number of authorized, issued or outstanding shares of Parent Common Stock or Parent Preferred Stock, on a fully diluted basis, of more than a number of shares equal to the quotient of (x) $250,000 divided by (y) the average closing sale price of a share of Parent Common Stock as reported on the NYSE for the five consecutive trading days ending on the second complete trading day immediately preceding the date hereof (it being hereby acknowledged and agreed that the foregoing $250,000 limitation is not intended to and shall not establish a materiality standard or threshold for any other provision or purpose of this Agreement), Section 4.03 (Authority; Execution and Delivery; Enforceability; State Takeover Statutes), and Section 4.04(a)(i) (No Conflicts with Charter or By-Laws) shall be true and correct in all respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct on and as of such other date). All other representations and warranties of Parent and Merger Sub in this Agreement (in each case, without giving effect to any materiality or Material Adverse Effect qualifications therein, or any provisions contained therein relating to preventing or materially delaying the consummation of the Merger or any of the other Transactions) shall be true and correct on the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct on and as of such other date), except for such failures to be true and correct that, individually and in the aggregate, have not had, and would not be likely to have, a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by a senior executive officer of Parent to such effect.

(b)    Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement, in each case, at or before the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by a senior executive officer of Parent to such effect.

(c)    Absence of Parent Material Adverse Effect. Since the date of this Agreement there shall not have been any event, change, effect or development that has had, or is likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 7.04    Frustration of Closing Conditions. Notwithstanding anything to the contrary set forth in this Agreement, none of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Merger or the other Transactions or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.01 (Conditions to Each Party’s Obligation to Effect the Merger), Section 7.02 (Conditions to Obligations of Parent and Merger Sub) or Section 7.03 (Conditions to Obligation of the Company), as the case may be, to be satisfied, if in any such case such party has materially breached any of its representations, warranties, covenants or agreements set forth in this Agreement or has otherwise failed to perform fully its obligations under this Agreement in any manner that shall have proximately caused a failure of any such condition or otherwise have given rise to a right of termination of this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01    Termination. This Agreement may be terminated at any time before the Effective Time, whether before or after receipt of the Company Stockholder Approval (except as otherwise expressly provided in this Section 8.01):

(a)    by mutual written consent of Parent, Merger Sub and the Company;

(b)    by either Parent or the Company:

(i)    if the Merger is not consummated on or before October 15, 2017 (the “Outside Date”);

(ii)    if any Governmental Entity issues a Judgment permanently enjoining or otherwise permanently prohibiting the Merger and such Judgment shall have become final and non-appealable;

(iii)    if any condition to the obligation of such party to consummate the Merger set forth in Section 7.01 (Conditions to Each Party’s Obligation to Effect the Merger), or Section 7.02 (Conditions to Obligations of Parent and Merger Sub) (in the case of termination by Parent), or Section 7.03 (Conditions to Obligation of the Company) (in the case of termination by the Company), becomes incapable of satisfaction before the Outside Date; or

(iv)    if the Company Stockholder Approval is not obtained at the Company Stockholders Meeting.

provided, however, that the right to terminate this Agreement pursuant to clause (i), clause (ii) or clause (iii) of this Section 8.01(b) shall not be available to any party hereto if such party has breached any provision of this Agreement or has otherwise failed to perform fully its obligations under this Agreement in any manner that shall have caused the issuance of such Judgment or the Merger and the other Transactions not to be consummated by the Outside Date;

(c)    by Parent, if the Company breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a) (Company Representations and Warranties) or Section 7.02(b) (Performance of Obligations of the Company), and (ii) cannot be or, if capable of cure, has not been, cured within 30 days after the giving of written notice to the Company of such breach or failure to perform; provided, that Parent is not then in breach of any representation, warranty or covenant contained in this Agreement;

(d)    by Parent, before receipt of the Company Stockholder Approval, if the Company Board (or any duly authorized committee thereof) makes any Company Recommendation Change; provided, that if Parent elects to exercise its right to terminate this Agreement by reason of a Company Recommendation Change made solely in respect of a Company Intervening Event, Parent shall deliver to the Company a notice of termination (in accordance with Section 8.05 (Procedure for Termination, Amendment, Extension or Waiver)) not later than five (5) Business Days immediately following the date the Company shall have publicly announced the Company Recommendation Change solely in respect of such Company Intervening Event, but only if at the time Parent delivers such notice, the Company Stockholder Approval shall not have been obtained;

(e)    by the Company, if Parent breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) (Parent and Merger Sub Representations and Warranties) or Section 7.03(b) (Performance of Obligations of Parent and Merger Sub), and (ii) cannot be or, if capable of cure, has not been, cured within 30 days after the giving of written notice to Parent of such breach or failure to perform; provided, that the Company is not then in breach of any representation, warranty or covenant in this Agreement; or

(f)    by the Company, before receipt of the Company Stockholder Approval, if (i) a Superior Company Proposal has been made and received by the Company not in breach of Section 5.02(b) (Prohibition on Soliciting Activities), (ii) the Company has complied with the first sentence of Section 5.02(c) (Discussions Permitted in Certain Circumstances) and with the provisions of Section 5.02(e) (Change in Recommendation Permitted in Certain Circumstances) expressly applicable to a Superior Company Proposal, (iii) the Company is and has been in compliance with the other provisions of Section 5.02 (No Solicitation; Change of Company Recommendation) (other than such non-willful breach and non-compliance that does not prejudice Parent’s substantive rights and benefits under Section 5.02), (iv) the Company concurrently pays (or causes to be paid) to Parent the fee due under Section 6.06(c)(i) (Fee to Parent upon Termination by the Company before Company Stockholder Approval), and (v) the Company Board concurrently approves, and the Company concurrently enters into, a definitive agreement providing for such Superior Company Proposal. Acceptance by Parent of the fee due under Section 6.06(c) (Fee to Parent) shall constitute acceptance by Parent of the validity of any termination by the Company of this Agreement under this Section 8.01(f) (Termination by the Company before Receipt of Company Stockholder Approval), subject to the proviso to the first sentence of Section 6.06(d) (Fee to Parent upon Termination; Exclusive Remedy).

Section 8.02    Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01 (Termination), this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than Section 3.25 (No Additional Representations; Extrinsic Non-Reliance), Section 4.26 (No Additional Representations; Extrinsic Non-Reliance), the last sentence of Section 6.02 (Access to Information; Confidentiality), Section 6.06 (Fees and Expenses), this Section 8.02 and Article IX (General Provisions), which provisions shall survive such termination; provided, however, that, except as provided in Section 6.06(d) (Fee to Parent upon Termination; Exclusive Remedy), the termination of this Agreement shall not relieve any party from any liability for intentional fraud or willful breach.

Section 8.03    Amendment. This Agreement and the Exhibits and Schedules hereto may be amended by all the parties hereto at any time before or after receipt of the Company Stockholder Approval; provided, however, that (i) after receipt of the Company Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders, and (ii) no amendment shall be made to this Agreement after the Effective Time. Except as required by Law, no amendment of this Agreement and the Exhibits and Schedules hereto by the Company or Parent shall require the approval of the stockholders of the Company or the stockholders of Parent, respectively. This Agreement and the Exhibits and Schedules hereto may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 8.04    Extension; Waiver. At any time before the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. For any matter under this Agreement requiring the consent or approval of any party, such consent or approval shall be valid and binding on a party hereto only if such consent or approval is delivered in an instrument in writing signed on behalf of such party.

Section 8.05    Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01 (Termination), an amendment of this Agreement pursuant to Section 8.03 (Amendment) or an extension or waiver pursuant to Section 8.04 (Extension; Waiver) shall, in order to be effective, require in the case of Parent, Merger Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors, together with notice thereof to the other parties hereto as contemplated by Section 9.02 (Notices). Termination of this Agreement before the Effective Time shall not require the approval of the stockholders of the Company or the stockholders of Parent.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01    Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.

Section 9.02    Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing, shall be sent by facsimile transmission or e-mail of a .pdf attachment (providing confirmation of transmission), by reliable overnight delivery service (with proof of service) or by hand delivery, and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, however, that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) or on a day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day:

(a)	if to Parent or Merger Sub, to

Century Communities, Inc.

8390 East Crescent Parkway, Suite 650

Greenwood Village, CO 80111

Attention: Dale Francescon, Chairman of the Board and Co-CEO

Email: DaleF@centurycommunities.com

with copies (which shall not constitute notice under this Section 9.02) to:

Greenberg Traurig, LLP

1840 Century Park East, Suite 1900

Los Angeles, CA 90067

Attention: Mark J. Kelson

Fax: 310-586-0556

Email: kelsonm@gtlaw.com

Greenberg Traurig, LLP

The MetLife Building

200 Park Avenue

New York, NY 10116

Attention: Clifford E. Neimeth

Fax: 212-805-9383

Email: neimethc@gtlaw.com

(b)	if to the Company, to

UCP, Inc.

99 Almaden Boulevard, Suite 400

San Jose, CA 95133

Attention: Dustin L. Bogue, President and Chief Executive Officer

Email: dbogue@unioncommunityllc.com

with a copy (which shall not constitute notice pursuant to this Section 9.02) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention:    Ross A. Fieldston

                    Jeffrey D. Marell

Fax:             212-492-0075

                     212-492-0105

Email:         rfieldston@paulweiss.com

                     jmarell@paulweiss.com

Section 9.03    Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means an agreement, between the Company and a Person, that contains confidentiality obligations and covenants of such Person (that has made after the date hereof a Company Takeover Proposal not in breach of Section 5.02(b) (Prohibition on Soliciting Activities)) that, the Company Board determines in good faith, After Consultation, are no less favorable in the aggregate to the Company than the obligations and covenants of Parent contained in the Confidentiality Agreement.

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. “Control” has the meaning specified in Rule 405 under the Securities Act.

“After Consultation” means with respect to any determination of the Company Board (or duly authorized committee thereof) under and in respect of this Agreement, after consultation with each of the Company

Financial Advisor and the Company’s outside legal counsel; provided, however, that if such consultation relates exclusively to matters of Law (including, determinations with respect to the fiduciary duties of the Company’s directors under applicable Law), then “After Consultation” shall mean, with respect to such legal determinations, after consultation exclusively with the Company’s outside legal counsel.

“Business Day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close in the City of New York, New York.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company ERISA Affiliate” means each Company Subsidiary and any other person or entity under common control with the Company or any Company Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder and/or Section 4001(b)(1) of ERISA.

“Company Intellectual Property” means all material Intellectual Property (a) owned by the Company or any Company Subsidiaries, and (b) used by the Company or any Company Subsidiaries in the business of the Company or the Company Subsidiaries as of the date hereof.

“Company Intervening Event” means an event, state of facts, change, discovery, development or circumstance that is material to the Company and its Subsidiaries (and not of a general economic, industry or market nature, except to the extent the Company is affected in a beneficially disproportionate manner compared to other companies that operate in the Company’s industry sector and which other companies conduct substantially the same businesses as the Company and the Company Subsidiaries currently operating), taken as a whole, that was not known or reasonably foreseeable by the Company Board as of or prior to the date of this Agreement, and which event, state of facts, change, discovery, development or circumstance becomes known to the Company Board prior to obtaining the Company Stockholder Approval; provided, however, that in no event shall any of the following constitute a Company Intervening Event: (i) any Company Takeover Proposal or Superior Company Proposal, or any inquiry, offer or proposal that constitutes or that reasonably can be expected to lead to or result in any Company Takeover Proposal or Superior Company Proposal; or (ii) any change in the price or trading volume of the Company Common Stock or the Company’s credit rating (except that this clause (ii) will not prevent or otherwise affect a determination that any change, effect, event, circumstance, development or occurrence underlying such change has resulted in or contributed to a Company Intervening Event).

“Company Material Adverse Effect” means any effect, or any change, event, development, state of facts or occurrence, individually or in the aggregate, materially adverse on or to the (a) business, assets, liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (b) ability of the Company to consummate the Merger and the other Transactions prior to the Outside Date; provided, however, that none of the following shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would be reasonably likely to occur: (i) changes in financial, securities or currency markets, changes in prevailing interest rates or exchange rates, changes in general economic or political conditions, changes in the industry in which the Company or any Company Subsidiary operates, changes in commodity prices, or effects of weather, natural disaster or acts of God, (ii) any attack, outbreak, hostility, terrorist activity, act or declaration of war or act of public enemies or other calamity, crisis or geopolitical event, (iii) changes in Law or in any interpretation of any Law, or changes in regulatory conditions in the jurisdictions in which the Company or any Company Subsidiary operates (including, for avoidance of doubt, if California Assembly Bill No. 199 is enacted into Law), (iv) changes in GAAP or any authoritative interpretation thereof, (v) any failure of the Company to meet its internal or published earnings, revenue, cash flows or EBITDA forecasts, projections, guidance, or estimates or any budgets or financial or operating plans, or any change or prospective change to the Company’s credit ratings (but not the underlying causes of any such failure or change to the extent not otherwise falling within any of the exceptions set forth in clauses (i) through (x) of this definition), (vi) the negotiation, announcement, execution, delivery, consummation or pendency of this

Agreement or of the Transactions (including any effect thereof on the relationships of the Company or any Company Subsidiary with their customers, suppliers, employees or competitors; provided, that the Company complies in all material respects with its covenants and agreements in the first sentence in the prefatory paragraph of Section 5.01 (Conduct of Business by the Company)), (vii) any litigation arising from any alleged breach of fiduciary duty or other violation of Law relating to this Agreement or the Transactions, (viii) any action taken or omission to act by the Company, its controlled Affiliates or any other Person that is expressly contemplated or required by this Agreement or the Exhibits or Schedules hereto, (ix) actions taken or not taken at the request or with the consent of Parent, or (x) any breach, violation or non-performance by Parent or Merger Sub of any of their obligations under this Agreement; provided, however, that any effects resulting from the matters referred to in clause (i), clause (ii) or clause (iii) above shall not be disregarded and shall be taken into account for purposes of determining whether a Company Material Adverse Effect has occurred or would be reasonably likely to occur, to the extent of any disproportionate impact thereof on the Company and the Company Subsidiaries, taken as a whole, as compared to other companies operating in the Company’s industry and in the same geographic region. Changes in the trading prices or trading volume of Company Common Stock, in and of themselves, shall not constitute or contribute to a “Company Material Adverse Effect,” but the underlying causes thereof may constitute or contribute to a Company Material Adverse Effect to the extent not otherwise excluded from this definition.

“Company Stock Plan” means the UCP, Inc. 2013 Long-Term Incentive Plan, filed on May 12, 2014.

“Company Takeover Proposal” means any offer or proposal made by any Person (other than the Company, any Company Subsidiary, PICO, Parent or Merger Sub) or “group” (within the meaning of Section 13(d) of the Exchange Act), relating to or providing for, in any single transaction or series of related transactions (other than the Merger and the other Transactions), directly or indirectly, any (i) purchase, sale, lease, license, assignment, transfer, exchange or other disposition of assets of the Company or any Company Subsidiary representing 20% or more of the consolidated assets of the Company or to which 20% or more of the Company’s earnings power or revenues are attributable; (ii) acquisition of 20% or more of the aggregate voting power of the then-outstanding shares of Company Capital Stock; (iii) tender or exchange offer that, if consummated, would result in any such Person(s) or group owning 20% or more of the aggregate voting power of the then-outstanding shares of Company Capital Stock; (iv) issuance by the Company or any Company Subsidiary of Equity Interests representing 20% or more of the aggregate voting power of the then-outstanding Company Capital Stock; (v) merger, business combination, consolidation, share exchange, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any Company Subsidiary pursuant to which any Person, group or such Person’s or group’s stockholders (other than the stockholders of the Company (as a group) immediately prior to the consummation of such transaction) would beneficially own 20% or more of the aggregate voting power of the then-outstanding shares of Company Capital Stock or other equity securities of the Company resulting, directly or indirectly, from any such transaction; or (vi) any combination of the foregoing types of transactions if the total percentage of the Company’s consolidated assets, earnings power and/or revenues involved is 20% or more, or if such Person(s) or group (or the stockholders of such Person(s) or group) would acquire beneficial ownership or the right to acquire beneficial ownership of Equity Interests representing 20% or more of the aggregate voting power of the then-outstanding Company Capital Stock.

“Company Trade Secrets” means all rights under applicable US state trade secret laws as are applicable to know-how and confidential information that are material to the business of the Company or the Company Subsidiaries as presently conducted.

“Environmental Laws” means any and all Laws, Judgments and Permits issued, promulgated or entered into by or with any Governmental Entity, relating to pollution or protection of the environment, the preservation or reclamation of natural resources or to the management, Release or threatened Release of Hazardous Materials.

“Environmental Permits” means any permit, registration, identification number, license and other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Filed Company SEC Documents” means the reports, schedules, forms, statements and other documents (including the exhibits and other information incorporated therein) filed with or furnished to the SEC by the Company and publicly available before the date hereof.

“Filed Parent SEC Documents” means the reports, schedules, forms, statements and other documents (including the exhibits and other information incorporated therein) filed with or furnished to the SEC by Parent and publicly available before the date hereof.

“GAAP” means United States generally accepted accounting principles, as in effect from time to time.

“Hazardous Materials” means (a) any and all radioactive materials or wastes, petroleum (including crude oil or any fraction thereof) or petroleum distillates, asbestos or asbestos containing materials and urea formaldehyde foam, and (b) any other wastes, materials, chemicals or substances regulated pursuant to any Environmental Law.

“Intellectual Property” means (a) patents and patent applications, (b) trade names, logos, slogans, Internet domain names, registered and unregistered trademarks and service marks and related registrations and applications therefor, (c) copyrights in both published and unpublished works, and (d) rights under applicable US state trade secret laws as are applicable to know-how and confidential information.

“Judgment” means any judgment, order, decree, award, ruling, decision, verdict, subpoena, injunction or settlement entered, issued, made or rendered by any Governmental Entity or other Person (in each case whether temporary, preliminary or permanent).

“Knowledge” when used with respect to (a) the Company, means the actual knowledge (after due inquiry) as of the date hereof of any fact, circumstance or condition of those officers of the Company set forth on Exhibit B, and (b) Parent, means the actual knowledge (after due inquiry) as of the date hereof of any fact, circumstance or condition of those officers of Parent and Merger Sub set forth on Exhibit C.

“Law” means any federal, state, local, foreign, international or multinational treaty, constitution, statute or other law (including common law), ordinance, rule, or regulation, including the rules and regulations of any national securities exchange on which the Company Common Stock is listed for trading.

“Lien” means any mortgage, lien, security interest, pledge, reservation, equitable interest, charge, easement, lease, sublease, conditional sale or other title retention agreement, right of first refusal, hypothecation, covenant, servitude, right of way, variance, option, warrant, claim, community property interest, restriction (including any restriction on use, voting, transfer, alienation, receipt of income or exercise of any other attribute of ownership) or encumbrance of any kind.

“NYSE” means the New York Stock Exchange, Inc.

“Offsite Facility” means any real property which is not presently owned, leased or occupied by the Company or any Company Subsidiary.

“Parent ERISA Affiliate” means each Parent Subsidiary and any other person or entity under common control with Parent or any Parent Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder and/or Section 4001(b)(i) of ERISA.

“Parent Intellectual Property” means all material Intellectual Property (a) owned by Parent or any Parent Subsidiaries, and (b) used by Parent or any Parent Subsidiaries in the business Parent or the Parent Subsidiaries as of the date hereof.

“Parent Offsite Facility” means any real property which is not presently owned, leased or occupied by Parent or any Parent Subsidiary.

“Parent Trade Secrets” means all rights under applicable US state trade secret laws as are applicable to know-how and confidential information that are material to the business of Parent or the Parent Subsidiaries as presently conducted.

“Ordinary Course of Business” means, with respect to an action taken by any Person, an action that is consistent with the past practices of such Person or that is otherwise taken in the ordinary course of the normal day-to-day operations of the business of such Person.

“Parent Material Adverse Effect” means any effect, or any change, event, development, state of facts or occurrence, individually or in the aggregate, materially adverse on or to the (a) business, assets, liabilities, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole, or (b) ability of Parent and Merger Sub to consummate the Merger and the other Transactions prior to the Outside Date; provided, however, that none of the following shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred or would be reasonably likely to occur: (i) changes in financial, securities or currency markets, changes in prevailing interest rates or exchange rates, changes in general economic or political conditions, changes in the industry in which the Company or any Company Subsidiary operates, changes in commodity prices, or effects of weather, natural disaster or acts of God, (ii) any attack, outbreak, hostility, terrorist activity, act or declaration of war or act of public enemies or other calamity, crisis or geopolitical event, (iii) changes in Law or in any interpretation of any Law, or changes in regulatory conditions in the jurisdictions in which the Company or any Company Subsidiary operates (including, for avoidance of doubt, if California Assembly Bill No. 199 is enacted into Law), (iv) changes in GAAP or any authoritative interpretation thereof, (v) any failure of Parent to meet its internal or published earnings, revenue, cash flows or EBITDA forecasts, projections, guidance, or estimates or any budgets or financial or operating plans, or any change or prospective change to the Company’s credit ratings (but not the underlying causes of any such failure or change to the extent not otherwise falling within any of the exceptions set forth in clauses (i) through (x) of this definition), (vi) the negotiation, announcement, execution, delivery, consummation or pendency of this Agreement or of the Transactions (including any effect thereof on the relationships of Parent or any Parent Subsidiary with their customers, suppliers, employees or competitors; provided, that Parent complies in all material respects with its covenants and agreements in the first sentence in the prefatory paragraph of Section 5.03 (Conduct of Business by Parent)), (vii) any litigation arising from any alleged breach of fiduciary duty or other violation of Law relating to this Agreement or the Transactions, (viii) any action taken or omission to act by Parent, its controlled Affiliates or any other Person that is expressly contemplated or required by this Agreement or the Exhibits or Schedules hereto, (ix) actions taken or not taken at the request or with the consent of the Company, or (x) any breach, violation or non-performance by the Company or any of its controlled Affiliates of any of their obligations under this Agreement; provided, however, that any effects resulting from the matters referred to in clause (i), (ii) or (iii) above shall not be disregarded and shall be taken into account for purposes of determining whether a Parent Material Adverse Effect has occurred or would be reasonably likely to occur, to the extent of any disproportionate impact thereof on Parent and the Parent Subsidiaries, taken as a whole, as compared to other companies operating in Parent’s industry and in the same geographic region. Changes in the trading prices or trading volume of Parent Common Stock, in and of themselves, shall not constitute or contribute to a “Parent Material Adverse Effect,” but the underlying causes thereof may constitute or contribute to a Parent Material Adverse Effect to the extent not otherwise excluded from this definition.

“Parent Options” means any options to purchase shares of Parent Common Stock granted under the Parent Stock Plan.

“Parent Restricted Stock” means any shares of Parent Common Stock, subject to forfeiture restrictions or other restrictions, granted pursuant to the Parent Stock Plan.

“Parent Restricted Stock Unit” means a right to receive one share of Parent Common Stock or, in lieu thereof, the fair market value of such share of Parent Common Stock in cash, which may be subject to forfeiture restrictions or other restrictions, granted pursuant to the Parent Stock Plan.

“Parent Stock Plan” means the Century Communities, Inc. First Amended & Restated 2013 Long-Term Incentive Plan, filed as Exhibit 10.1 to Amendment No. 2 to the Registration Statement on Form S-1 of Parent (File No. 333-195678) filed with the SEC on May 30, 2014.

“Parent Stock Value” means the average closing sale price of a share of Parent Common Stock as reported on the NYSE for the five consecutive trading days ending on and including the second complete trading day immediately preceding the Closing Date.

“Permitted Lien” means (a) such Liens as are set forth in Company Schedule 3.08 or Company Schedule 3.09(a), (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the Ordinary Course of Business, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business and Liens for Taxes that are not due and payable or which are being contested in good faith through (if then appropriate) appropriate proceedings and in respect of which adequate reserves have been set aside in accordance with GAAP or that may hereafter be paid without penalty, (c) Liens that secure obligations reflected on the most recent balance sheet included in the Company Financial Statements or Liens the existence of which is referred to in the notes to the most recent balance sheet included in the Company Financial Statements and Liens incurred in the Ordinary Course of Business since the date of the most recent such Company Financial Statements, (d) easements, covenants, rights-of-way and other similar restrictions of record, (e) any conditions that may be shown by a current, accurate survey or physical inspection of any Company Property made before the Closing, (f) (i) zoning, building and other similar restrictions, (ii) Liens that have been placed by any developer, landlord or other third party on property over which the Company or any Company Subsidiary has easement rights or on any Leased Property and subordination or similar agreements relating thereto, and (iii) unrecorded easements, covenants, rights-of-way and other similar restrictions, (g) non-exclusive licenses of Intellectual Property entered into in the Ordinary Course of Business, and (h) imperfections of title or encumbrances that, individually or in the aggregate, do not impair materially the use of the assets to which they relate in the conduct of the business of the Company and the Company Subsidiaries as presently conducted.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“PICO Membership Interests” means the Series A Units held by PICO as designated in the UCP LLC Agreement.

“Proceeding” means any suit, arbitration, action, investigation, inquiry or proceeding commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Proxy Statement” means the Proxy statement of the Company filed with the SEC and mailed to the holders of Company Common Stock relating to the adoption, by the Company’s stockholders at the Company Stockholders Meeting, of this Agreement.

“Related Person” means, with respect to any Person, (a) the former, current and future stockholders, Representatives, Affiliates and assignees of such Person; and (b) any former, current or future stockholder, Representative, Affiliate or assignee of any Person described in clause (a).

“Release” means any spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, dumping, pouring or emanation of any Hazardous Material in, into, onto or through the environment (including ambient air, surface water, ground water, soils, land surface or subsurface strata).

“Representative” means, with respect to any Person, any direct or indirect Subsidiary of such Person, or any officer, director, employee, controlled Affiliate, investment banker, attorney, accountant or other agent, consultant, advisor or representative of such Person or any direct or indirect Subsidiary of such Person.

“S-4 Registration Statement” means Parent’s Registration Statement on Form S-4, including any amendments and/or supplements thereto, filed by Parent with the SEC to register under the Securities Act the offering, sale, and issuance, to the holders of Company Common Stock in the Merger, of shares of Parent Common Stock.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Standstill Agreements” means, together, (a) the letter agreement, dated March 17, 2015, as amended by the Amendment No. 1 to March 2015 Standstill Agreement, dated March 14, 2017, each by and among the Company, UCP LLC, and Parent, and (b) the letter agreement, dated October 16, 2015, as amended by the Amendment No. 1 to October 2015 Standstill Agreement, dated March 14, 2017, each by and among Parent, the Company, and PICO.

A “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, a majority of the Equity Interests of which) is owned directly or indirectly by such first Person; provided, however, that for the avoidance of doubt, UCP, LLC shall be deemed to be a Subsidiary of the Company.

“Superior Company Proposal” means a bona fide, written Company Takeover Proposal (except that references in the definition of “Company Takeover Proposal” to “20% or more” shall be replaced by “80%” for purposes of this definition) made by any Person(s) or “group” (within the meaning of Section 13(d) of the Exchange Act) that the Company Board determines in good faith, After Consultation, and after (i) taking into account all legal, regulatory and other aspects of such proposal (including any break-up and expense reimbursement fees, conditions to consummation, and whether the transactions contemplated by the proposal are reasonably capable of being consummated on a timely basis in accordance with their terms) and (ii) giving effect to any binding proposal made by Parent and considered and negotiated in good faith by the Company as required by Section 5.02(e)(C)(x) (Change in Recommendation Permitted in Certain Circumstances), is more favorable to the holders of Company Common Stock, from a financial point of view, than the Merger and the other Transactions contemplated by this Agreement, and for which , in the case of any cash consideration, all requisite cash funds are or will be immediately available or will be committed by identified financing sources at the time of signing a definitive transaction agreement.

“Tax” or “Taxes” means, however denominated, any and all taxes, assessments, customs, duties, levies, fees, tariffs, imposts, deficiencies and other governmental charges of any kind whatsoever (including, but not limited to, taxes on or with respect to net or gross income, franchise, profits, gross receipts, capital, sales, use, ad valorem, value added, transfer, real property transfer, transfer gains, transfer taxes, inventory, escheats, unclaimed property, capital stock, license, payroll, employment, social security, unemployment, severance, occupation, real or personal property, estimated taxes, rent, excise, occupancy, recordation, bulk transfer, intangibles, alternative minimum, doing business, withholding and stamp and taxes arising under Treasury

Regulation Section 1.1502-6 (or any comparable state or local Law) as a transferee or successor, by contract, or otherwise), together with any interest thereon, penalties, fines, damages costs, fees, additions to tax or additional amounts with respect thereto, imposed by any federal, state or local taxing authority of any jurisdiction.

“Tax Return” means all federal, state, local, provincial and foreign Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes, including any attachment thereto.

“UCP LLC Agreement” means the Second Amended and Restated Limited Liability Company Operating Agreement of UCP LLC, dated as of July 23, 2013.

“willful breach” means a material breach of this Agreement that is the consequence of an act or omission by a party with the actual knowledge or intention that the taking of such act or failure to take such action would, or would reasonably be expected to, cause a material breach of this Agreement.

Section 9.04    Interpretation. When a reference is made in this Agreement to an Article, Section, or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limiting the generality of the foregoing.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. When used in this Agreement, the term “or” shall be construed in the inclusive sense of “and/or.” The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase will not simply mean “if.” References to a Person are also to its permitted successors and assigns. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as, from time to time, amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to statutes will include all regulations promulgated thereunder and references to statutes or regulations will be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation, including by succession of comparable successor statutes. Any disclosure set forth in any Company Schedule or Parent Schedule shall be deemed set forth for purposes of any other Company Schedule or Parent Schedule, as the case may be, to which such disclosure is relevant, to the extent that it is reasonably apparent that such disclosure is relevant to such other Schedule. All representations and warranties set forth in this Agreement are contractual in nature only and subject to the sole and exclusive remedies set forth herein. Any document, list or other item shall be deemed to have been “made available” to Parent or the Company, as applicable, for all purposes of this Agreement if such document, list or other item was posted in the electronic data room established by the Company or Parent, as applicable, in connection with the Transactions, or was set forth in a Filed Company SEC Document or Filed Parent SEC Document, as applicable, or a physical or electronic copy thereof was delivered or otherwise made available to the Company or Parent, as applicable, or their respective Representatives. Whenever a consent or approval of the Company or Parent is required under this Agreement, such consent or approval may be executed and delivered only by an executive officer of such party duly authorized to so act by resolution of the board of directors of such party.

Section 9.05    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.

Section 9.06    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.07    Entire Agreement; No Third-Party Beneficiaries; Etc. This Agreement, the Exhibits and Schedules hereto, the Confidentiality Agreement and the Standstill Agreements, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, including the Merger and the other Transactions. Except for Section 6.05 (Indemnification), as to which the rights to indemnification and other covenants expressed therein shall inure to the benefit of the persons to or in favor of whom such rights and covenants are granted or made, as applicable (such persons, the “Indemnified Parties”) and shall be enforceable by such Indemnified Parties, nothing contained in this Agreement or the Exhibits and Schedules hereto is intended to confer upon any Person, other than Parent, Merger Sub, and the Company, any rights or remedies. Notwithstanding the preceding sentence, following the Effective Time, the provisions of Sections 2.01 (Effect on Capital Stock) and 2.02 (Exchange of Certificates) shall be enforceable by holders of Certificates, and the provisions of Section 2.03 (Treatment of Company Options, Company Restricted Stock Units and Equity Plans) shall be enforceable by holders of Company Options and Company Restricted Stock Units. The parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the acquisition of the Company exclusively in contract pursuant to the express terms and provisions of this Agreement; and the parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement. Furthermore, the parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations. All parties to this Agreement specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary strategic business combination partner in an arm’s-length transaction. The sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein, made in connection herewith or as an inducement to enter into this Agreement) or any claim or cause of action otherwise arising out of or related to the acquisition of the Company or the other Transactions or this Agreement shall be those remedies available at law or in equity for breach of contract only (as such contractual remedies have been further expanded, limited or excluded pursuant to the express terms of this Agreement). The parties hereby agree that no party hereto shall have any remedy or cause of action (whether in contract or in tort) for any statements, communications, disclosures, failures to disclose, representations or warranties not expressly set forth in this Agreement.

Section 9.08    Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT, TORT OR OTHERWISE) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT OR CONDITION TO ENTER INTO THIS AGREEMENT), SHALL BE GOVERNED BY THE INTERNAL SUBSTANTIVE AND PROCEDURAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES OF SUCH STATE.

Section 9.09    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly-owned Subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.10    Enforcement. Notwithstanding anything to the contrary in this Agreement, but except as set forth in Section 6.06(d) (Fee to Parent upon Termination; Exclusive Remedy), the parties agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, may not be an adequate remedy therefor. It is accordingly agreed that, except as set forth in Section 6.06(d), the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court specified in Section 9.11 (Venue; Waiver of Trial by Jury; Etc.), without any proof of actual damages (and each of Parent, Merger Sub, and the Company hereby waives any requirement for the securing or posting of any bond or surety in connection with such remedy), this being in addition to any other remedy to which Parent, Merger Sub, or the Company may be entitled under the Agreement, at law or in equity.

Section 9.11    Venue; Waiver of Trial by Jury; Etc.

(a)    Each of the parties (i) irrevocably submits itself to the personal jurisdiction of all state and federal courts sitting in the State of Delaware, including to the jurisdiction of all courts to which an appeal may be taken from such courts, in any Proceeding arising out of or relating to this Agreement, any of the Transactions or any facts and circumstances leading to its execution or performance, (ii) agrees that all claims in respect of any such Proceeding must be brought, heard and determined exclusively in the Court of Chancery of the State of Delaware (provided that, in the event subject matter jurisdiction is declined by or unavailable in the Court of Chancery, then such Proceeding will be heard and determined exclusively in any other state or federal court sitting in the State of Delaware), (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such courts, (iv) agrees not to bring any Proceeding against any other party arising out of or relating to this Agreement, any of the Transactions or any facts and circumstances leading to its execution or performance in any other court and (v) waives any defense of inconvenient forum to the maintenance of any Proceeding so brought. The parties agree that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each of the parties agrees to waive any bond, surety or other security that might be required of any other party with respect to any such Proceeding, including any appeal thereof.

(b)    Each of the parties agrees that service of any process, summons, notice or document in accordance with Section 9.02 (Notices) or in any other manner permitted by applicable Law will be effective service of process for any Proceeding brought against it by the other party in connection with Section 9.11(a) (Personal Jurisdiction; Venue); provided, however, that nothing contained herein will affect the right of any party to serve legal process in any other manner permitted by applicable Law. Notwithstanding the foregoing, the consents to jurisdiction set forth in this Section 9.11 will not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 9.11 and will not be deemed to confer rights on any Person other than the parties.

(c)    EACH OF THE PARTIES HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS

AGREEMENT, THE TRANSACTIONS OR THE FACTS OR CIRCUMSTANCES LEADING TO ITS EXECUTION OR PERFORMANCE. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO PARTY OR REPRESENTATIVE OR AFFILIATE THEREOF HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (iii) IT MAKES SUCH WAIVER KNOWINGLY AND VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS PARAGRAPH.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

PARENT:

CENTURY COMMUNITIES, INC.

By:	/s/ Dale Francescon
Name:	Dale Francescon
Title:	Chairman of the Board and Co-Chief Executive Officer

MERGER SUB:

CASA ACQUISITION CORP.

By:	/s/ Dale Francescon
Name:	Dale Francescon
Title:	President

COMPANY:

UCP, INC.

By:	/s/ Dustin L. Bogue
Name:	Dustin L. Bogue
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

FORM OF

CERTIFICATE OF INCORPORATION

OF

SURVIVING CORPORATION

CERTIFICATE OF INCORPORATION

OF

CASA ACQUISITION CORP.

I, the undersigned, for the purposes of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware, do execute this certificate of incorporation and do hereby certify as follows:

FIRST. The name of the corporation is Casa Acquisition Corp.

SECOND. The address of the corporation’s registered office in the State of Delaware is c/o National Corporate Research, Ltd., 850 New Burton Road, Suite 201, in the city of Dover, County of Kent, 19904. The name of the registered agent at such address upon whom process against the corporation may be served is National Corporate Research, Ltd.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH. The total number of shares of stock which the corporation shall have authority to issue is 1,000. All such shares are to be Common Stock, par value of $0.01 per share, and are to be of one class.

FIFTH. The incorporator of the corporation is Barbara J. Cowell c/o Greenberg Traurig, LLP, whose mailing address is 1840 Century Park East, Suite 1900, Los Angeles, California 90067.

SIXTH. Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

SEVENTH. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the corporation is expressly authorized to make, alter and repeal the bylaws of the corporation, subject to the power of the stockholders of the corporation to alter or repeal any bylaw whether adopted by them or otherwise.

EIGHTH. A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

A-A-1

NINTH. The corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this certificate of incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this certificate of incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article Ninth.

TENTH. The powers of the incorporator are to terminate upon the filing of this certificate of incorporation with the Secretary of State of the State of Delaware. The name and mailing address of the persons who are to serve as the initial directors of the corporation until the first annual meeting of stockholders of the corporation and until such directors’ successors are duly elected and qualified or until such directors’ earlier deaths, resignations or removals, are:

Dale Francescon

c/o Century Communities, Inc.

8390 East Crescent Parkway, Suite 650

Greenwood Village, Colorado 80111

Robert J. Francescon

c/o Century Communities, Inc.

8390 East Crescent Parkway, Suite 650

Greenwood Village, Colorado 80111

David L. Messenger

c/o Century Communities, Inc.

8390 East Crescent Parkway, Suite 650

Greenwood Village, Colorado 80111

The undersigned incorporator hereby acknowledges that the foregoing certificate of incorporation is his act and deed on this the 7th day of April, 2017.

Barbara J. Cowell
Incorporator

A-A-2

EXHIBIT B

Company Knowledge Group

•	Dustin L. Bogue, President and Chief Executive Officer

•	James M. Pirrello, Chief Financial Officer, Treasurer and Chief Accounting Officer

•	W. Allen Bennett, Corporate Vice President/General Counsel

A-B-1

EXHIBIT C

Parent Knowledge Group

•	Dale Francescon, Chairman of the Board and Co-Chief Executive Officer

•	Robert J. Francescon, Co-Chief Executive Officer and President

•	David L. Messenger, Chief Financial Officer and Secretary

A-C-1

Annex B

VOTING SUPPORT AND TRANSFER RESTRICTION AGREEMENT

VOTING SUPPORT AND TRANSFER RESTRICTION AGREEMENT (this “Agreement”), dated April 10, 2017, by and among Century Communities, Inc., a Delaware corporation (“Parent”), Casa Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), PICO Holdings, Inc., a California corporation (“PICO”), for the purpose of Sections 1(g) and 6(m) hereof only, UCP, Inc., a Delaware corporation (the “Company”), and for the purpose of Section 1(g) hereof only, UCP, LLC, a Delaware limited liability company.

WHEREAS, concurrently with the execution of this Agreement, Parent, Merger Sub, and the Company, are entering into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), providing for the Merger and the other Transactions upon the terms and subject to the conditions prescribed in the Merger Agreement;

WHEREAS, all capitalized terms used but not defined in this Agreement have the respective meanings ascribed thereto in the Merger Agreement;

WHEREAS, as of the date hereof, PICO is the beneficial owner and holder of record of 100 shares of Class B Stock, representing approximately 57% of the aggregate voting power attributable to all outstanding shares of Company Capital Stock (such shares, together with all other shares of Company Capital Stock acquired by PICO and its Affiliates from and after the date hereof, being collectively referred to herein as the “PICO Shares”); and

WHEREAS, as a material inducement and condition to their willingness to enter into the Merger Agreement, Parent and Merger Sub have requested that PICO enter into this Agreement and, in order to satisfy such condition and induce Parent and Merger Sub to enter into the Merger Agreement, PICO desires and has agreed to enter into this Agreement.

WHEREAS, the Company Board, After Consultation, having determined and resolved in good faith that the Merger Agreement is advisable, fair to and in the best interest of the Company and its stockholders and having approved the Merger Agreement, has approved this Agreement and the transactions contemplated hereby for all purposes of Article XII of the Company Charter and has taken all other action necessary to render inapplicable to Parent, Merger Sub, PICO, and this Agreement (and the transactions contemplated hereby), any Anti-Takeover Law.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

1.    Agreements of PICO.

(a)    Voting. From the date hereof until the termination of this Agreement in accordance with its terms, at each and every meeting of the Company’s stockholders, however called and convened (including each meeting convened or reconvened pursuant to any previous adjournment, recess or postponement thereof), and in connection with any action taken and effected by the written consent of the Company’s stockholders (in lieu of any such meeting of the Company’s stockholders in accordance with the Section 228 of the DGCL and/or the Company Charter), PICO hereby agrees (i) to appear and be present at all meetings of the Company’s stockholders and otherwise cause all of the PICO Shares to be counted for purposes of determining a quorum, and (ii) to (A) affirmatively vote and cause to be voted all PICO Shares in favor of (“for”), or, if action is to be taken by written consent in lieu of a meeting of the Company’s stockholders, deliver to the Company a duly executed affirmative written consent in favor of (“for”), the adoption of the Merger Agreement by the Company’s stockholders and approval of the Merger and the other Transactions, and (B) vote and cause to be voted all PICO Shares against, and not provide any written consent with respect to or for, the adoption or approval of (1) any Company Takeover Proposal (and the transactions contemplated thereby), (2) any action or agreement (including, without limitation, any amendment of any agreement to which the Company or any Company Subsidiary is a party or to which any assets or properties of the Company or any Company Subsidiary is subject or bound) that PICO knows, or would reasonably be expected to know, would result in (x) a breach or violation of, or non-compliance with, any representation, warranty, covenant, agreement or other obligation of the Company or any Company Subsidiary or Affiliate of the Company set forth in the Merger Agreement, or (y) the failure of any of the conditions to the obligations of Parent or Merger Sub to consummate the Merger and the other Transactions set forth in Sections 7.01 and 7.02 of the Merger Agreement, (3) any change in the size, term in office, or composition of the Board of Directors of the Company, and (4) any agreement (including, without limitation, any amendment, waiver, release from, or non-enforcement of any agreement), any amendment or restatement of the Company Charter or the Company By-laws, or any other action (or failure to act) that is intended or would reasonably be expected to prevent, interfere with, or materially impair or delay, the consummation of the Merger or any of the other Transactions in accordance with their terms. PICO shall not enter into or propose to enter into any agreement, plan, commitment or understanding with any Person the effect of which would be inconsistent with or violate the provisions and agreements contained in this Section 1(a).

(b)    Grant of Irrevocable Proxy in the Case of PICO Default. As security for and in furtherance of the agreements contained in Section 1(a) hereof, and subject to each of the third sentence and the last sentence of this Section 1(b), PICO hereby irrevocably grants to, constitutes and appoints Parent and each of the executive officers of Parent, in their respective capacities as executive officers of Parent, as the case may be, and any individual who hereafter shall succeed to any such executive office of Parent, and each of them individually, as PICO’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of PICO, to vote all the PICO Shares that are owned beneficially and/or held of record by PICO and its Affiliates on the date hereof and, from time to time, with full and unconditional authority to grant or withhold a consent or approval in respect of such PICO Shares and to execute and deliver a proxy (or proxies) to vote such PICO Shares (this “Proxy”) at each meeting of the holders of Company Capital Stock convened in respect of the matters set forth in Section 1(a) hereof. This Proxy shall be deemed to be a proxy coupled with an interest, is (subject to the last sentence of this Section 1(b)) irrevocable, and shall not be terminated by operation of Law or upon the occurrence of any other event. This Proxy shall become immediately exercisable by Parent, and the proxies and attorneys-in-fact named and appointed herein, if (and only if) and to the extent that PICO shall have failed, in any respect, after 24 hours prior written notice from Parent to PICO, to comply with any of its voting and other obligations set forth in Section 1(a) hereof (with Parent’s good faith determination of any such failure by PICO to so comply being conclusive, final and binding). PICO represents and warrants to Parent that any and all proxies heretofore given in respect of the PICO Shares are not irrevocable and that all such proxies (if any) have been properly revoked or are no longer in effect as of the date hereof. PICO hereby affirms that this Proxy is hereby given by PICO in connection with, and in consideration of and as a material inducement to, Parent entering into this Agreement and the Merger Agreement and that this Proxy is hereby given to secure the obligations of PICO under Section 1(a) hereof. Parent covenants and agrees with PICO that Parent will exercise the Proxy, if applicable, solely with respect to the matters set forth in Section 1(a) hereof. During the term of this Agreement, PICO shall not take any action that would render invalid the exercise of the Proxy in accordance with its terms by Parent and the proxies and attorneys-in-fact named herein. Notwithstanding any of the foregoing, this Proxy shall terminate automatically, without any action required by PICO, Parent or otherwise, simultaneously upon the termination of this Agreement in accordance with Section 5 hereof.

(c)    Other Voting Matters. PICO shall retain at all times the right to vote all PICO Shares in its sole discretion and without any other limitation on such matters, other than those matters set forth in Section 1(a) hereof that are at any time, or from time to time, presented for consideration to the Company’s stockholders generally.

(d)    Appraisal Rights. PICO hereby irrevocably and unconditionally waives, and agrees not to exercise or assert, in respect of any shares of Company Capital Stock it beneficially owns and/or holds of record, any appraisal, dissenter’s or similar rights under Section 262 or other applicable Law in connection with the Merger and the other Transactions.

(e)    Restriction on Transfer; Proxies; Non-Interference; etc. Except as expressly contemplated by this Agreement or the Merger Agreement, from the date hereof until the termination of this Agreement in accordance with its terms, PICO shall not, directly or indirectly, whether in a single transaction or series of transactions, (i) sell, transfer (including by operation of Law), gift, pledge, hypothecate, encumber, assign or otherwise dispose of (including, without limitation, any Constructive Disposition (as hereinafter defined)), or enter into any contract, agreement, plan, commitment, arrangement, or understanding with respect to the sale, transfer, gift, pledge, hypothecation, encumbrance, assignment or other disposition (including, without limitation, any Constructive Disposition) of, any PICO Shares (or any right, title or interest thereto or therein) (each of the foregoing transactions referred to in this clause (i) of this Section 1(e) being hereafter referred to as, a “Transfer”), (ii) deposit any PICO Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any PICO Shares, (iii) take any action that would make any representation or warranty of PICO set forth in this Agreement untrue or incorrect or have the effect of preventing, disabling or delaying PICO from performing any of its obligations under this Agreement, or (iv) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i), (ii) or (iii) of this Section 1(e).

As used herein, the term “Constructive Disposition” means, with respect to any PICO Shares, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative, swap, “put-call,” margin, securities lending or other transaction that has or reasonably would be expected to have the effect of changing, limiting, arbitraging or reallocating the economic benefits and risks of ownership.

(f)    Exchange of PICO Membership Interests. Prior to the Effective Time, PICO shall affirmatively exercise its right to exchange and shall exchange the PICO Membership Interests for shares of Company Common Stock upon the terms and subject to the conditions of the Exchange Agreement (the “Exchange”), whereby the Exchange shall have become effective and irrevocable subject to and contingent upon the occurrence of the Effective Time, and, from and after consummation of the Exchange (and the transactions contemplated thereby), all issued and outstanding membership interests and other voting and economic interests in and to UCP, LLC shall be wholly owned by the Company.

(g)    Termination of Related Party Agreements. Each of PICO, the Company, and UCP, LLC, as applicable, hereby irrevocably terminate, effective as of the Effective Time, the following agreements (without any payments or other obligations due or owing from, or any cost or expense to, the Company, Parent, Merger Sub or the Surviving Corporation), in each case subject to and contingent upon the occurrence of the Effective Time: (i) the Exchange Agreement, (ii) the Tax Receivable Agreement, dated as of July 23, 2013, by and among the Company, UCP, LLC, and PICO, (iii) the Transition Services Agreement, dated as of July 23, 2013, by and between PICO and the Company, and (iv) the Registration Rights Agreement, dated July 23, 2013, by and between the Company and PICO.

(h)    No Solicitation; Obligations to Inform Parent. Solely in its capacity as a beneficial owner and holder of record of Company Common Stock and subject in all events to Section 6(b), from the date hereof until the termination of this Agreement in accordance with its terms, PICO (i) shall terminate all soliciting activities, discussions and negotiations with any Person (other than the Company, Parent, Merger Sub or their respective Representatives) regarding any proposal, expression of interest, request for information, or other communication that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal; (ii) shall not, and shall cause its controlled Affiliates and each of its and its controlled Affiliates’ Representatives not to, directly or indirectly, (A) propose, make, submit or announce a Company Takeover Proposal, (B) solicit, initiate, or knowingly encourage or facilitate (including by means of furnishing any information or responding to any communication), any inquiries or the making, announcement or submission of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal, (C) enter into any agreement (whether binding, non-binding, conditional or otherwise) with respect to a Company Takeover Proposal (other than an Acceptable Confidentiality Agreement), (D) knowingly cooperate with, assist, or participate in any effort by, any Person (or any Representative of a Person) that has made, is seeking to make, has informed the Company or PICO of any intention to make, or has publicly announced an intention to make, any proposal that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal, or (E) otherwise knowingly facilitate a Company Takeover Proposal; (iii) shall promptly (and in any case within one Business Day) notify Parent or its Representatives in writing of its receipt of any Company Takeover Proposal or any inquiry constituting, with respect to, or that could reasonably be expected to lead to, any Company Takeover Proposal or inquiry, and the material terms of any such Company Takeover Proposal or inquiry, and (iv) shall keep Parent informed on a prompt and current basis of the status of any such Company Takeover Proposal or inquiry received by PICO (including the content and status of all material discussions and communications in respect thereof and any change or proposed change to the terms thereof); provided, however, that none of the foregoing restrictions shall prohibit PICO from taking any action that is concurrently taken by the Company and the Company Board pursuant to Section 5.02(c) of the Merger Agreement under the circumstances in which the Company is permitted to take such actions pursuant to Section 5.02(c) of the Merger Agreement.

(i)    Publication. PICO consents to the publication and disclosure in the Proxy Statement and S-4 Registration Statement of PICO’s identity and ownership of PICO Shares and the nature of PICO’s commitments, arrangements and understandings under this Agreement. Parent agrees to provide PICO reasonable advance opportunity to review and comment on such disclosure in the S-4 Registration Statement and will reasonably consider any such comments provided by PICO. PICO shall not issue any press release or make any other public statement with respect to this Agreement, the Merger Agreement or the Transactions without the prior written consent of Parent, except for filings required under the Exchange Act or as may be required by applicable Law.

(j)    Restrictions on Transfer of Parent Common Stock Received in the Merger. For the 60-day period immediately following the Effective Time, none of PICO or its Affiliates shall, without Parent’s prior written consent (which may be withheld by Parent in its sole discretion), Transfer (including any Constructive Disposition) any shares of Parent Common Stock that PICO receives in the Merger (or any right, title or interest therein or thereto), and after such initial 60-day period until the 210th day following the Effective Time, PICO shall not, in any of the next three 50-day periods, agree to or consummate any Transfer (including any Constructive Disposition) in respect of its and/or its Affiliates shares of Parent Common Stock if such Transfer relates to more than 5% of the aggregate then-outstanding shares of Parent Common Stock during any such 50-day period. From and after the 210th day following the Effective Time, PICO and its Affiliates will not be restricted in respect of any Transfer of Parent Common Stock held by it.

(k)    Restriction on Beneficial Ownership of Parent Common Stock; Voting of Parent Common Stock on Certain Matters. PICO confirms and acknowledges that it is a party to the standstill letter agreement, dated October 16, 2015, as amended by the Amendment No. 1 to October 2015 Standstill Agreement, dated March 14, 2017, each among Parent, the Company and PICO (as amended, the “Standstill Agreement”), and agrees to continue to observe and comply with all the terms and provisions of the Standstill Agreement until the earlier of (i) 18 months following the date hereof, and (ii) such time as PICO no longer beneficially owns or holds of record any shares of Parent Common Stock (the date of such earlier event, the “Fallaway Date”). PICO and Parent, concurrently with the execution of this Agreement, have entered into an amendment to the Standstill Agreement to reflect the provisions of this Section 1(k). Without limiting the generality of the foregoing sentence of this Section 1(k) and without limiting anything contained in the Standstill Agreement as amended on the date hereof, until the Fallaway Date, PICO shall, and shall cause its controlled Affiliates to, affirmatively vote and cause to be voted all shares of Parent Common Stock it (or any of its controlled Affiliates), directly or indirectly, so owns, holds or controls at each and every meeting of Parent’s stockholders, however called or convened

(including each meeting convened or reconvened pursuant to any previous adjournment, recess or postponement thereof), and to furnish a written consent in the case of any action taken or effected by written consent of Parent’s stockholders (in lieu of any such meeting of Parent’s stockholders in accordance with Section 228 of the DGCL or the Parent Charter), in each case in favor of (“for”) all proposals made, proposed and recommended by the Parent Board (including, without limitation, the election of Parent’s directors and any other business submitted to Parent’s stockholders for their consideration and vote or written consent); provided, however, that nothing herein shall require PICO (or any of its controlled Affiliates) to vote in favor of any proposal made, proposed or recommended by the Parent Board with respect to any merger, business combination, acquisition of material assets, businesses or securities, or other similar extraordinary corporate transaction involving Parent so long as PICO otherwise complies with and observes in all respects the provisions of the Standstill Agreement as amended on the date hereof.

(l)    Further Assurances. From time to time, at the request of Parent and without further consideration, prior to the termination of this Agreement, PICO shall execute and deliver such additional documents and instruments and take all such further action as may be reasonably required to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement.

2.    Post-Effective Time Covenants of Parent.

(a)    Reasonable Post-Effective Time Access. Parent agrees for a period of 12 months following the Effective Time, upon the reasonable request of PICO, from time to time, during such period, to reasonably cooperate, and to cause the Surviving Corporation to reasonably cooperate, with PICO and its internal accounting personnel and external auditor, at PICO’s sole expense, with respect to the preparation of PICO’s statements of results of operations, cash flows and financial condition (and any review and attestation thereof by PICO’s external auditor) for PICO’s fiscal year ending December 31, 2017 and for any of PICO’s quarterly fiscal periods from and after the Effective Time through December 31, 2017, and further to enable the appropriate executive officers of PICO to certify that during such periods appropriate internal controls and disclosure controls were maintained by the Company. To facilitate the foregoing, Parent agrees to provide PICO’s internal accounting personnel and external auditor reasonable access during regular business hours to relevant financial and other information relating to the Company for the aforementioned periods, and access to accounting personnel of the Surviving Corporation having knowledge of such financial and other information.

(b)    Reasonable Non-Monetary Cooperation with Share Disposition. For a period of 12 months following the Effective Time, in the event PICO seeks to Transfer any shares of Parent Common Stock that PICO receives in the Merger (such shares, “PICO’s Parent Shares”) in a marketed offering, “block trade,” or other transaction not involving the sale of such shares in the ordinary course on the open market (subject in each case to any applicable restrictions on transfer set forth in Section 1(j) hereof), upon the reasonable request of PICO, from time to time, during such 12-month period, Parent shall reasonably cooperate, and shall cause the Surviving Corporation to reasonably cooperate, with PICO by making available to PICO the executive officers of Parent to participate in any “road show” presentations or similar investor meetings held in connection with any such Transfer or attempted Transfer by PICO; provided, however, that the provisions of this Section 2(b) are not to intended, and shall not create any obligation on the part of Parent, the Surviving Corporation, or the Company, to (i) pay, or reimburse PICO, for any fees, costs or other expenses incurred or to be incurred by PICO in respect of any Transfer or attempted Transfer by PICO of any of PICO’s Parent Shares (including, without limitation, the fees, costs and expenses of any placement agents, underwriters or brokers engaged by PICO to conduct any marketed offering, “block trade,” or other transaction not involving an open market Transfer or attempted Transfer by PICO of PICO’s Parent Shares), or (ii) prepare any confidential or other information or placement memoranda.

(c)    Tax Obligations. Following the Effective Time, Parent shall cause the Surviving Corporation, in its capacity as the Managing Member of UCP, LLC, to continue to comply with, or cause UCP, LLC to continue to comply with, UCP, LLC’s obligations under Sections 5.6(b)(ii), 6.6, 6.7 and 6.8 of the Second Amended and Restated Limited Liability Company Operating Agreement of UCP, LLC dated July 23, 2013 (the “Operating

Agreement”), with respect to taxable periods ending on or prior to the Effective Time; provided, however, that no payment of any interest shall be made with respect to any Tax Distribution. Such obligations shall include, without limitation, (i) promptly following the Effective Time, making any Tax Distributions (as defined in the Operating Agreement) to PICO that remain outstanding or are due for completed 2016 and 2017 quarterly periods ended prior to the Effective Time, (ii) following the filing by UCP, LLC of its annual federal income tax return for the year ended December 31, 2016, making an additional Tax Distribution to PICO in an amount equal to PICO’s True-Up Amount (as defined in the Operating Agreement) for such year, if such True-Up Amount is negative, (iii) at least 10 days prior to the due date (without extensions) for PICO of its estimated tax for the partial quarter ending on the date of the Effective Time, determining and making a Tax Distribution to PICO for such partial quarter, (iv) following the filing by UCP, LLC of its federal income tax return for the partial year ending on the date of the Effective Time, making an additional Tax Distribution to PICO in an amount equal to PICO‘s True-Up Amount (as defined in the Operating Agreement) for such partial year, if such True-Up Amount is negative, (v) delivering to PICO draft Schedule K-1s and the draft federal income tax return of UCP, LLC for the tax year of UCP, LLC ending on the date of the Effective Time in accordance with the 30-day timelines in Section 6.6(b) of the Operating Agreement, and (vi) without the prior written consent of PICO, which consent shall not be unreasonably withheld or delayed, taking any of the following actions in respect of a taxable period of UCP, LLC ending on or prior to the date of the Effective Time: (x) filing a federal partnership income tax return of UCP, LLC or Schedule K-1s, (y) agreeing to any extension, filing any petition or complaint, filing a request for administrative adjustment, or entering into a settlement agreement, in each case as more fully described in Section 6.7 of the Operating Agreement, or (z) making any tax election. If PICO’s True-Up Amount (as defined in the Operating Agreement) is positive for the year ended December 31, 2016, PICO shall, within 10 days of the filing by UCP, LLC of its annual federal income tax return, deliver to UCP, LLC, the amount of the positive True-Up Amount. Within 10 days following the filing by UCP, LLC of its federal income tax return for the partial year ending on the date of the Effective Time, if the True-Up Amount for such partial year is positive, PICO shall pay to UCP, LLC an amount equal to PICO’s positive True-Up Amount for such partial year. The Parties agree that any gain realized in connection with the exchange of PICO Membership Interests for shares of Company Common Stock will not be treated as income of UCP, LLC for purposes of Tax Distributions. The obligations in this Section 2(c) shall survive any liquidation or dissolution of UCP, LLC.

3.    Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub each hereby jointly and severally represents and warrants to PICO as follows:

(a)    Organization; Authority. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has full power and authority to execute and deliver this Agreement, and to perform and comply with each of its obligations under this Agreement. The execution and delivery by each of Parent and Merger Sub of this Agreement, and the performance and compliance by Parent and Merger Sub with its obligations herein, have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as may be limited by Laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

4.    Representations and Warranties of PICO. PICO hereby represents and warrants to Parent and Merger Sub as follows:

(a)    Organization; Authority. PICO is duly organized, validly existing and in good standing under the Laws of the State of California. PICO has full power and authority to execute and deliver this Agreement, and to perform and comply with each of its obligations under this Agreement. The execution and delivery by PICO of this Agreement, and the performance and compliance by PICO with each of its obligations herein, have been duly authorized by all necessary corporate action on the part of PICO. PICO has duly executed and delivered this Agreement, and this Agreement constitutes the legal, valid and binding obligation of PICO, enforceable against PICO in accordance with its terms, except as may be limited by Laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

(b)    Consents and Approvals; No Violations. No Consents or Filings with, any Governmental Entity or third party are necessary for the performance by PICO of its obligations under this Agreement, except for filings required under the Exchange Act with respect to PICO’s beneficial ownership of PICO Shares. Neither the execution and delivery of this Agreement by PICO, nor the performance by PICO with its obligations under this Agreement, will (i) conflict with or violate any provision of the organizational documents of PICO or (ii) (x) violate any Law, judgment, writ or injunction of any Governmental Entity applicable to PICO or any of its subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, PICO or any of its Affiliates under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, permit, lease, agreement or other instrument or obligation to which PICO or any of its Affiliates is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii) of this Section 4(b), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the performance by PICO of any of its obligations under this Agreement.

(c)    Ownership of Shares. PICO owns, beneficially, and is the record holder of, all of the PICO Shares. PICO owns all of the PICO Shares free and clear of any proxy, voting restriction, adverse claim or other Lien (other than (i) as set forth in the Related Party Agreements or (ii) proxies and restrictions in favor of Parent and Merger Sub expressly arising pursuant to this Agreement, and except for such transfer restrictions of general applicability as may be provided under the Securities Act and/or the “blue sky” Laws of the various states of the United States). Without limiting the foregoing, except for proxies and restrictions in favor of Parent and Merger Sub expressly arising pursuant to this Agreement, except as described in a Schedule 13D or Schedule 13G filed with the SEC prior to the date hereof (which filing is true and complete), and (i) other than as set forth in the Related Party Agreements and (ii) except for such transfer restrictions of general applicability as may be provided under the Securities Act and/or the “blue sky” Laws of the various states of the United States, PICO has sole voting power and sole power of disposition with respect to all PICO Shares, with no restrictions on PICO’s rights of voting or disposition pertaining thereto and no Person other than PICO has any right to direct or approve the voting or disposition of any PICO Shares. As of the date hereof, except as disclosed in the Company SEC Documents, PICO does not own, beneficially or of record, any securities of the Company other than the PICO Shares.

(d)    Absence of Litigation. As of the date hereof, there is no Proceeding pending against, or, to the knowledge of PICO, threatened against or affecting, PICO or any of the PICO Shares that could reasonably be expected to impair the ability of PICO to perform fully its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(e)    Opportunity to Review; Reliance. PICO has had the opportunity to review this Agreement and the Merger Agreement with counsel of its own choosing. PICO understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon PICO’s execution, delivery and performance of this Agreement.

(f)    Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by the Company, Parent or any of their respective subsidiaries in connection with the Transactions based upon arrangements made by or on behalf of PICO.

5.    Termination. This Agreement shall terminate automatically, without any further action of the parties hereto on the first to occur of (a) the termination of the Merger Agreement in accordance with its terms (including in accordance with Section 8.01(h) of the Merger Agreement), and (b) the Effective Time. Notwithstanding the foregoing, (A) nothing herein shall relieve any party from liability for its breach of any of the provisions this Agreement, (B) if the Merger is consummated, the provisions of Sections 1(j), 1(k) and 2 hereof shall survive and continue in force and effect from and after the Effective Time for the periods set forth in such Sections, and (C) the provisions of this Section 5 and Section 6 hereof shall survive the termination of this Agreement. Without limiting the generality of this Section 5, if a Company Recommendation Change is made by the Company Board in response to an Intervening Event (to the extent permitted by and in accordance with Section 5.02(e) of the Merger Agreement) and in respect of such Company Recommendation Change Parent does not exercise its unilateral right to terminate the Merger Agreement in accordance with Section 8.01(d) of the Merger Agreement, PICO’s voting agreement and obligations under Section 1(a)(ii)(a) of this Agreement and the Proxy granted by Peak pursuant to Section 1(b) of this Agreement shall no longer be in respect of all Shares then owned by Peak, but in lieu and stead thereof, Peak’s voting agreement and obligations under Section 1(a)(ii)(a) of this Agreement and the Proxy granted by Peak pursuant to Section 1(b) of this Agreement shall be in respect of that number of Shares owned by Peak as shall equal 28% of the aggregate voting power attributable to all outstanding shares of Company Capital Stock.

6.    Miscellaneous.

(a)    Additional Shares. Until the termination of this Agreement in accordance with its terms, PICO shall promptly notify Parent of the number of additional shares of Company Capital Stock, if any, as to which PICO acquires record or beneficial ownership after the date hereof. Any such shares as to which PICO acquires record or beneficial ownership after the date hereof and prior to termination of this Agreement shall be PICO Shares for purposes of this Agreement. Without limiting the foregoing, in the event of any stock split, reclassification, subdivision, recapitalization, stock dividend or other change in the capital structure of the Company affecting the Company Capital Stock, the number of shares of Company Capital Stock constituting PICO Shares shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Company Capital Stock or other voting securities of the Company issued to PICO in connection therewith.

(b)    PICO Acting in its Stockholder Capacity Only. The parties acknowledge and agree that this Agreement is entered into by PICO solely in its capacity as beneficial owner and record holder of the PICO Shares and that nothing in this Agreement is intended to or shall, to the extent that PICO has designees or nominees that serve as directors of the Company, in any way affect or limit the ability of any such director of the Company to act in his or her capacity as a director of the Company.

(c)    Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

(d)    Definition of “Beneficial Ownership”. For purposes of this Agreement, “beneficial ownership” with respect to (or to “own beneficially”) any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

(e)    Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights hereunder.

(f)    Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that (i) Merger Sub may assign its rights and interests hereunder to Parent or to any wholly-owned subsidiary of Parent if such assignment would not cause a delay in the consummation of any of the Transactions, provided that no such assignment shall relieve Merger Sub of its obligations hereunder if such assignee does not perform such obligations, and (ii) PICO may assign its rights and interests hereunder by operation of law to a successor Delaware corporation in connection with PICO’s proposed reincorporation in the State of Delaware, if such reincorporation is approved by the requisite stockholder vote at

PICO’s 2017 Annual Meeting of Shareholders. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

(g)    Amendments; Waiver. This Agreement may not be amended or supplemented, except by a written agreement executed by the parties hereto. Any party to this Agreement may (i) waive any inaccuracies in the representations and warranties of any other party hereto or extend the time for the performance of any of the obligations or acts of any other party hereto, or (ii) waive compliance by the other party with any of the agreements contained herein. Notwithstanding the foregoing, no failure or delay by Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

(h)    Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law and public policy in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(i)    Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other parties hereto.

(j)    Descriptive Headings. Headings of Sections and subsections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

(k)    Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent or Merger Sub, to

Century Communities, Inc.

8390 East Crescent Parkway, Suite 650

Greenwood Village, CO 80111

Attention:	Dale Francescon (Co-Chief Executive Officer)
David Messenger (Chief Financial Officer)

Fax: 303-770-8320

Email:	DaleF@centurycommunities.com; and
DaveM@centurycommunities.com

with copies (which shall not constitute notice) to:

Greenberg Traurig, LLP

1840 Century Park East, Suite 1900

Los Angeles, CA 90067

Attention: Mark J. Kelson, Esq.

Fax: 310-586-0556

Email: kelsonm@gtlaw.com

Greenberg Traurig, LLP

The MetLife Building

200 Park Avenue

New York, NY 10116

Attention: Clifford E. Neimeth, Esq.

Fax: 212-805-9383

Email: neimethc@gtlaw.com

if to PICO, to:

PICO Holdings, Inc.

7979 Ivanhoe Avenue, Suite 300

La Jolla, CA 92037

Attention: Chief Executive Officer

Fax: 858-652-4131

Email: mwebb@picoholdings.com

with copies (which shall not constitute notice) to:

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

Attention: Jason L. Kent, Esq.

Fax: 858-550-6420

Email: jkent@cooley.com

or such other address, fax number or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 P.M. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

(l)    Governing Law; Enforcement; Jurisdiction; Waiver of Jury Trial.

(i)    This Agreement shall be governed by, and construed in accordance with, the internal procedural and substantive Laws of the State of Delaware, without regard to the choice of law rules thereof.

(ii)    All actions and proceedings arising out of or relating to this Agreement shall be exclusively heard and determined in the Chancery Court of the State of Delaware or any federal court sitting in the State of Delaware, and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(iii)    Each of the parties hereto hereby irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or related to this Agreement.

(iv)    The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not timely performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek and obtain and injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chancery Court of the State of Delaware or any federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at Law or in equity.

(m)    Company Acknowledgement and Agreements. The Company hereby represents to Parent that (i) this Agreement and the transactions contemplated hereby have been approved by all requisite corporate and other action of the Company and the Company Board for purposes of Article XII of the Company Charter, and (ii) all such other corporate action has been taken to render inapplicable to Parent, Merger Sub, PICO, the Merger Agreement, this Agreement, the Merger and each of the other Transactions, the provisions of any Anti-Takeover Law. The Company Board (or other appropriate authorized officials of the Company) have notified the Company’s transfer agent as to the provisions of Section 1(e) hereof and have instructed the Company’s transfer agent, in writing, not to honor, record, give effect to or respect any Transfer of PICO Shares in violation of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

CENTURY COMMUNITIES, INC.

By:	/s/ Dale Francescon
	Name:	Dale Francescon
	Title:	Chairman of the Board and Co-Chief Executive Officer

CASA ACQUISITION CORP.

By:	/s/ Dale Francescon
	Name:	Dale Francescon
	Title:	President

PICO Holdings, Inc.

By:	/s/ Max Webb
	Name:	Max Webb
	Title:	CEO & President

Solely, for the purpose of Sections 1(g) and 6(m) of this Agreement,

UCP, Inc.

By:	/s/ Dustin L. Bogue
	Name:	Dustin L. Bogue
	Title:	President & CEO

Solely, for the purpose of Section 1(g) of this Agreement,

UCP, LLC

By:	UCP, Inc., its Managing Member

By:	/s/ Dustin L. Bogue
	Name:	Dustin L. Bogue
	Title:	President & CEO

Annex C

Opinion of Citigroup Global Markets Inc.

April 10, 2017

The Board of Directors

UCP, Inc.

99 Almaden Boulevard, Suite 400

San Jose, California 95113

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Class A common stock of UCP, Inc. (“UCP”), other than PICO Holdings, Inc. (“PICO”) and its affiliates, of the Merger Consideration (defined below) provided for pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Agreement”) proposed to be entered into among UCP, Century Communities, Inc. (“Century”), and Casa Acquisition Corp., a wholly owned subsidiary of Century (“Merger Sub”). As more fully described in the Agreement, (i) UCP will be merged with and into Merger Sub (the “Merger”), with Merger Sub as the surviving corporation, and (ii) each outstanding share of Class A common stock, par value $0.01 per share, of UCP (“UCP Class A Common Stock”) will be converted into the right to receive (a) $5.32 in cash (the “Cash Consideration”) and (b) 0.2309 of a share of the common stock, par value $0.01 per share, of Century (“Century Common Stock” and, such number of shares of Century Common Stock issuable in the Merger, together with the Cash Consideration, the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Agreement.

In arriving at our opinion, we reviewed an execution version, provided to us on April 10, 2017, of the Agreement and held discussions with certain senior officers, directors and other representatives and advisors of UCP and certain senior officers and other representatives and advisors of Century concerning the businesses, operations and prospects of UCP and Century. We reviewed certain publicly available and other business and financial information relating to UCP and Century provided to or discussed with us by the managements of UCP and Century, including certain internal financial forecasts and other information and data relating to UCP reflecting, for fiscal years 2020 and 2021, alternative home delivery and leverage scenarios for UCP and certain internal financial forecasts and other information and data relating to Century, and discussed with the management of UCP the potential strategic implications and financial and operational benefits anticipated by the management of UCP to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Agreement in relation to, among other things: current and historical market prices and trading volumes of UCP Class A Common Stock and current and historical market prices and trading volumes of Century Common Stock; historical and projected operating data of UCP and Century; and the capitalization and financial condition of UCP and Century. We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of UCP and Century and we considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Merger. We also evaluated certain potential pro forma financial effects of the Merger on Century utilizing the internal financial forecasts and other information and data relating to UCP, Century and the Merger referred to above. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. In connection with our engagement and at your direction, we held discussions with selected third parties regarding their potential interest in a possible acquisition transaction involving UCP. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise

The Board of Directors

UCP, Inc.

April 10, 2017

reviewed by or discussed with us and upon the assurances of the managements and other representatives of UCP and Century that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to the financial forecasts and other information and data relating to UCP that we have been directed to utilize in our analyses (including, without limitation, as to tax attributes expected by the management of UCP to be utilized by UCP on a standalone basis), we have been advised by the management of UCP and we have assumed, with your consent, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of UCP as to, and are a reasonable basis upon which to evaluate, the future financial performance of UCP under the alternative scenarios reflected therein and the other matters covered thereby. With respect to the financial forecasts and other information and data relating to Century that we have been directed to utilize in our analyses, we have been advised by the management of Century and we have assumed, with your consent, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Century as to, and are a reasonable basis upon which to evaluate, the future financial performance of Century and the other matters covered thereby. We have relied, at your direction, upon the assessments of the managements of UCP and Century as to, among other things, (i) the potential impact on UCP and Century of certain market, competitive, cyclical, seasonal and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the real estate and residential homebuilding industries and related credit and financial markets, including with respect to the housing markets in which UCP and Century operate, (ii) existing and future relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, suppliers and other commercial relationships of UCP and Century and (iii) the ability to integrate the businesses of UCP and Century. We have assumed, with your consent, that there will be no developments with respect to any such matters that would have an adverse effect on UCP, Century or the Merger or that otherwise would be meaningful in any respect to our analyses or opinion.

We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet, accrued or otherwise) of UCP, Century or any other entity nor have we made any physical inspection of the properties or assets of UCP, Century or any other entity. We also have not made any analysis of, nor do we express any opinion or view as to, the adequacy or sufficiency of reserves for warranty or other claims with respect to home sales or any other matters, and we have assumed, with your consent, that such reserves are, and on a pro forma basis will be, in the aggregate appropriate to cover such warranty and other claims. We have assumed, with your consent, that the Merger will be consummated in accordance with its terms (including, without limitation, with respect to the exchange by PICO of membership interests in a subsidiary of UCP for shares of UCP Class A Common Stock) and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Merger, no delay, limitation, restriction or condition, including any divestiture or other requirements, amendments or modifications, will be imposed or occur that would have an adverse effect on UCP, Century or the Merger or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed, with your consent, that the Merger will qualify for the intended tax treatment contemplated by the Agreement. We are not expressing any opinion or view as to the actual value of Century Common Stock when issued in the Merger or the prices at which Century Common Stock (or any other securities of or relating to Century) or UCP Class A Common Stock (or any other securities of or relating to UCP) will trade or otherwise be transferable at any time. Representatives of UCP have advised us, and we also have assumed, that the final terms of the Agreement will not vary materially from those set forth in the execution version reviewed by us. We are not expressing any opinion or view with respect to tax,

The Board of Directors

UCP, Inc.

April 10, 2017

accounting, regulatory, legal or similar matters, including tax or other consequences of the Merger, and we have relied, with your consent, upon the assessments of representatives of UCP as to such matters.

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Merger Consideration (to the extent expressly specified herein), without regard to individual circumstances of specific holders of, or any rights, preferences, restrictions or limitations that may be attributable to, shares of UCP Class A Common Stock or other securities of UCP or its affiliates. Our opinion does not address any other terms, aspects or implications of the Merger, including, without limitation, the form of the Merger Consideration, the form or structure of the Merger, any exchange agreement, voting support and transfer restriction agreement, tax receivable agreement or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Merger or otherwise. We express no view as to, and our opinion does not address, the underlying business decision of UCP to effect or enter into the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for UCP or the effect of any other transaction which UCP might engage in or consider. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other payments to any officers, directors or employees of any parties to the Merger or any affiliates of such parties, or any class of such persons, relative to the Merger Consideration or otherwise. Our opinion is necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to us as of the date hereof. Although subsequent developments may affect our opinion, we have no obligation to update, revise or reaffirm our opinion. As you are aware, the credit, financial and stock markets, and the regional housing markets and industries in which UCP and Century operate, have experienced and continue to experience volatility and we express no opinion or view as to any potential effects of such volatility on UCP or Century (or their respective businesses) or the Merger.

Citigroup Global Markets Inc. has acted as financial advisor to UCP in connection with the proposed Merger and will receive a fee for such services, the principal portion of which is contingent upon consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion. In addition, UCP has agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. As you are aware, we and our affiliates in the past have provided and currently and in the future may provide investment banking, commercial banking and/or other similar financial services to UCP and its affiliates unrelated to the Merger, for which services we and our affiliates have received and would expect to receive compensation, including, during the past two years, having assisted UCP in connection with share repurchases under UCP’s stock repurchase program. As you also are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and/or other similar financial services to Century and its affiliates, for which services we and our affiliates have received and expect to receive compensation, including, during the past two years, having acted or acting as (i) an initial purchaser for a private placement of senior notes of Century, (ii) a sales agent for an at-the-market offering program of Century and (iii) a lender under a revolving credit facility of Century. Although we and our affiliates have not provided investment banking, commercial banking or other similar financial services to PICO in the past two years for which we and our affiliates received compensation, we and our affiliates in the future may provide such services to PICO and/or its affiliates, for which services we and our affiliates would expect to receive compensation. In the ordinary course of business, we and our affiliates may actively trade or hold the securities of UCP, Century, PICO and their respective affiliates for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with UCP, Century, PICO and their respective affiliates.

The Board of Directors

UCP, Inc.

April 10, 2017

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of UCP (in its capacity as such) in its evaluation of the proposed Merger. Our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger or otherwise.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by holders of UCP Class A Common Stock (other than PICO and its affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

Annex D

Section 262 of the DGCL

(a)	Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)	Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)	Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)	Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)	Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)	Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)	After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)	The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)	The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

General Corporation Law of the State of Delaware. Under Section 145 of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”), a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding (i) if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation, and (ii) with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe such conduct was unlawful. In actions brought by or in the right of the corporation, a corporation may indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which that person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or other such court shall deem proper. To the extent that such person has been successful on the merits or otherwise in defending any such action, suit or proceeding referred to above or any claim, issue or matter therein, he or she is entitled to indemnification for expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. The indemnification and advancement of expenses provided for or granted pursuant to Section 145 of the DGCL is not exclusive of any other rights of indemnification or advancement of expenses to which those seeking indemnification or advancement of expenses may be entitled, and a corporation may purchase and maintain insurance against liabilities asserted against any former or current director, officer, employee or agent of the corporation, or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether or not the power to indemnify is provided by the statute.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit. Century Communities’ certificate of incorporation, as amended (which we refer to as the “Century Communities Charter”) provides for such limitation of liability.

Century Communities Charter and Bylaws. Each of Article EIGHTH of the Century Communities Charter, and Article VI of Century Communities’ bylaws, as amended (which we refer to as the “Century Communities Bylaws”), provides that Century Communities shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any person (which we refer to as a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (which we refer to as a “proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of Century Communities or, while a director or officer of Century Communities, is or was serving at the request of Century Communities as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the foregoing, subject to certain exceptions, Century Communities will be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by Century Communities’ board of directors. Century Communities may, by action of Century Communities’ board of directors, provide indemnification to such employees and agents of Century Communities to such extent and to such effect as Century Communities’ board of directors shall determine to be appropriate and authorized by Delaware law.

Indemnification Agreements. In addition to the provisions of the Century Communities Charter and Century Communities Bylaws described above, Century Communities has entered into an indemnification agreement with each of its officers and directors. These agreements require Century Communities to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to Century Communities, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Insurance. Century Communities maintains standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (ii) to it with respect to indemnification payments that Century Communities may make to such directors and officers.

Item 21.	Exhibits.

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated April 10, 2017, by and among Century Communities, Inc., Casa Acquisition Corp., and UCP, Inc. (included as Annex A to the proxy statement/prospectus that forms a part of this Registration Statement and is incorporated herein by reference).

3.1	Certificate of Incorporation of Century Communities, Inc., as amended (incorporated by reference to the initial filing of the Registration Statement on Form S-1 of Century Communities, Inc. (File No. 333-195678) filed with the SEC on May 5, 2014).

3.2	Bylaws of Century Communities, Inc. (incorporated by reference to the initial filing of the Registration Statement on Form S-1 of Century Communities, Inc. (File No. 333-195678) filed with the SEC on May 5, 2014).

3.3	Amendment to the Bylaws of Century Communities, Inc., adopted and effective on April 10, 2017 (incorporated by reference to Century Communities, Inc.’s Current Report on Form 8-K filed with the SEC on April 11, 2017).

5.1**	Opinion of Greenberg Traurig, LLP, regarding the validity of the shares of common stock of Century Communities, Inc. to be issued in the merger.

8.1	Opinion of Greenberg Traurig, LLP, regarding certain tax matters.

8.2	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, regarding certain tax matters.

10.1	Voting Support and Transfer Restriction Agreement, dated April 10, 2017, by and among Century Communities, Inc., Casa Acquisition Corp., PICO Holdings, Inc., for the limited purposes set forth therein, UCP, Inc., and for the limited purposes set forth therein, UCP, LLC (included as Annex B to the proxy statement/prospectus that forms a part of this Registration Statement and is incorporated herein by reference).

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm for Century Communities, Inc.

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm for UCP, Inc.

23.3**	Consent of Greenberg Traurig, LLP (included within the opinion filed as Exhibit 5.1).

23.4	Consent of Greenberg Traurig, LLP (included within the opinion filed as Exhibit 8.1).

23.5	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included within the opinion filed as Exhibit 8.2).

24.1**	Power of Attorney (included on the signature page of the initial filing of this Registration Statement).

99.1	Form of Proxy Card of UCP, Inc.

99.2**	Consent of Citigroup Global Markets Inc.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request.
**	Previously filed.

Item 22.	Undertakings.

(a) The undersigned registrant (which we refer to as the “Registrant”) hereby undertake:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the Registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities: The Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

(iv)	Any other communication that is an offer in the offering made by the Registrant to the purchaser.

(6)	That, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)	That every prospectus (i) that is filed pursuant to the immediately preceding paragraph (7), or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

(10)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwood Village, State of Colorado, on June 21, 2017.

CENTURY COMMUNITIES, INC.

By:	/s/ Dale Francescon
Dale Francescon Chairman of the Board of Directors and Co-Chief Executive Officer

By:	/s/ Robert J. Francescon
Robert J. Francescon Co-Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Dale Francescon Dale Francescon	Chairman of the Board of Directors and Co-Chief Executive Officer (Co-Principal Executive Officer)	June 21, 2017

/s/ Robert J. Francescon Robert J. Francescon	Co-Chief Executive Officer, President and Director (Co-Principal Executive Officer)	June 21, 2017

/s/ David L. Messenger David L. Messenger	Chief Financial Officer (Principal Financial Officer)	June 21, 2017

/s/ J. Scott Dixon J. Scott Dixon	Chief Accounting Officer (Principal Accounting Officer)	June 21, 2017

* James M. Lippman	Director	June 21, 2017

* Keith R. Guericke	Director	June 21, 2017

* John P. Box	Director	June 21, 2017

*By:	/s/ Dale Francescon
Dale Francescon Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated April 10, 2017, by and among Century Communities, Inc., Casa Acquisition Corp., and UCP, Inc. (included as Annex A to the proxy statement/prospectus that forms a part of this Registration Statement and is incorporated herein by reference).

3.1	Certificate of Incorporation of Century Communities, Inc., as amended (incorporated by reference to the initial filing of the Registration Statement on Form S-1 of Century Communities, Inc. (File No. 333-195678) filed with the SEC on May 5, 2014).

3.2	Bylaws of Century Communities, Inc. (incorporated by reference to the initial filing of the Registration Statement on Form S-1 of Century Communities, Inc. (File No. 333-195678) filed with the SEC on May 5, 2014).

3.3	Amendment to the Bylaws of Century Communities, Inc., adopted and effective on April 10, 2017 (incorporated by reference to Century Communities, Inc.’s Current Report on Form 8-K filed with the SEC on April 11, 2017).

5.1**	Opinion of Greenberg Traurig, LLP, regarding the validity of the shares of common stock of Century Communities, Inc. to be issued in the merger.

8.1	Opinion of Greenberg Traurig, LLP, regarding certain tax matters.

8.2	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, regarding certain tax matters.

10.1	Voting Support and Transfer Restriction Agreement, dated April 10, 2017, by and among Century Communities, Inc., Casa Acquisition Corp., PICO Holdings, Inc., for the limited purposes set forth therein, UCP, Inc., and for the limited purposes set forth therein, UCP, LLC (included as Annex B to the proxy statement/prospectus that forms a part of this Registration Statement and is incorporated herein by reference).

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm for Century Communities, Inc.

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm for UCP, Inc.

23.3**	Consent of Greenberg Traurig, LLP (included within the opinion filed as Exhibit 5.1).

23.4	Consent of Greenberg Traurig, LLP (included within the opinion filed as Exhibit 8.1).

23.5	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included within the opinion filed as Exhibit 8.2).

24.1**	Power of Attorney (included on the signature page of the initial filing of this Registration Statement).

99.1	Form of Proxy Card of UCP, Inc.

99.2**	Consent of Citigroup Global Markets Inc.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request.
**	Previously filed.